Filed Pursuant to Rule 424(b)(4)

Registration No. 333-286310

34,000,000 shares

Class A common stock

This is an initial public offering of shares of Class A common stock by Circle Internet Group, Inc. We are offering 14,800,000 shares of Class A common stock and the selling stockholders identified in this prospectus are offering 19,200,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. The initial public offering price is $31.00 per share.

Prior to this offering, there has been no public market for our Class A common stock. Our Class A common stock has been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “CRCL”.

ARK Investment Management, LLC and/or its affiliated entities have indicated an interest in purchasing up to $150.0 million of shares of our Class A common stock being offered in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.

Upon completion of this offering, we will have three authorized series of common stock: Class A common stock, which is entitled to one vote per share; Class B common stock, which is entitled to 5 votes per share (but the aggregate voting power of Class B common stock cannot exceed 30% of the total voting power of our capital stock); and Class C common stock, which does not have any voting power other than to the extent set forth in our certificate of incorporation or otherwise required by applicable law. Holders of our common stock vote together as a single class on all matters, except as otherwise set forth in our certificate of incorporation or as required by applicable law. Our Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder. In addition, our Class B common stock will automatically convert into Class A common stock on a one-for-one basis upon any transfer, except for permitted transfers described in our certificate of incorporation, and in certain other circumstances. Our Class C common stock is convertible into Class A common stock on a one-for-one basis in connection with certain assignments and transfers. Our Class B common stock, which will be held by our founders Jeremy Allaire and P. Sean Neville and certain entities controlled by our founders, will represent 30% of the total voting power of our outstanding common stock following this offering (or 30% of the total voting power of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). Upon the completion of this offering, we will not be a “controlled company” within the meaning of the NYSE’s corporate governance standards.

Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 33 of this prospectus.

	Per share	Total

Initial public offering price	$31.00	$1,054,000,000.00

Underwriting discounts and commissions(1)	$1.705	$57,970,000.00

Proceeds to us, before expenses	$29.295	$433,566,000.00

Proceeds to the selling stockholders, before expenses	$29.295	$562,464,000.00

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to 5,100,000 additional shares of Class A common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about June 6, 2025 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	Citigroup	Goldman Sachs & Co. LLC

Barclays	Deutsche Bank Securities	SOCIETE GENERALE

BNY Capital Markets	Canaccord Genuity	Needham & Company	Oppenheimer & Co.	Santander

AmeriVet Securities	Drexel Hamilton	Mischler Financial Group, Inc.	Roberts & Ryan

June 4, 2025

CIRCLE

THE CIRCLE MISSION

“If you could take what we think of as money, make it digital and available on the internet, then that would dramatically change the way we use money and open up opportunity around the world. That’s the idea behind Circle.”

JEREMY ALLAIRE

Co-founder, Chief Executive Officer & Chairman

MISSIONOur mission is to raiseglobal economic prosperitythrough the frictionlessexchange of value^^gIf you could take what we think of as money, make it digital andavailable on the internet, then that would dramatically change theway we use money and open up opportunity around the world.Thats the idea behind Circle. JEREMY ALLAIRECo-founder, Chief Executive Officer & Chairman

ABOUT USDCFully backed digital dollars1 Built for rapid global payments and 24/7 financial markets, USDC is a regulated digital currency that is redeemable 1:1 for US dollars.2 ($)$60B USDC in circulation 3 1. Fully backed by reserves consisting of highly liquid, price-stable cash and cash equivalents. 2. Circle Mint customers are able to redeem USDC directly from Circle. In addition, Circle Internet Financial Europe SAS is obligated underthe Markets in Crypto-Assets Regulation (MiCAR") to redeem all USDC presented to it for redemption on a 1:1 basis for U.S. dollars, regardless of whether the holder is a Circle Mint customer. As of March 31, 2025.

USDC LIQUIDITY Near-instant settlement USDC transactions can settle inseconds worldwide. All day, every day. $1t + USDC minted and redeemed since founding4 $25T + USDC lifetime onchain transaction volume 4 4. As of March 31, 2025.

CIRCLE PLATFORM Enterprise-grade products Circle empowers developers to build onchain payment solutions with compliance, transparency, and near-instant processing. 500+ Partners building solutions with us 5 400+ Smart Contracts transacting with USDC 5 20 Blockchains with native USDC issuance 6 $40B+ Native USDC transferred between blockchains since April 2023 5 5. As of March 31, 2025. 6. As of May 15, 2025.

USDC ECOSYSTEM Global network & accessibility USDC enables businesses to offer payment connectivity and dollar-backed financial services to more people in more places.185+ Countries where Circle supports wire transfers for minting and redeeming USDC 7 600M+ End-user wallet products with access to USDC 8 7. Circle Mint is currently available only to institutions and is not available to individuals. 8. As of March 31, 2025.

On July 1, 2024, we consummated an Irish High Court-approved scheme of arrangement, pursuant to which issued ordinary shares and preferred shares in the capital of Circle Internet Financial Limited were cancelled and, in connection with such cancellation, Circle Internet Group, Inc., a Delaware corporation, issued an equivalent number of shares of its capital stock of the same class and series to then-shareholders of Circle Internet Financial Limited. Upon the consummation of the scheme of arrangement, Circle Internet Financial Limited became a wholly owned subsidiary of Circle Internet Group, Inc. In this prospectus, unless otherwise indicated or the context otherwise requires, “Circle,” the “Company,” “we,” “us,” and similar terms refer to (i) prior to the consummation of the scheme of arrangement on July 1, 2024, Circle Internet Financial Limited and its consolidated subsidiaries and (ii) following the consummation of the scheme of arrangement on July 1, 2024, Circle Internet Group, Inc. and its consolidated subsidiaries.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you.

i

We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of any securities. Our business, financial condition, results of operations, and prospects may have changed since the date of this prospectus.

Until June 29, 2025 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Trademarks

We own various trademark registrations and applications, and unregistered trademarks. All other trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market and industry data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies, and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

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Founder’s letter

To understand Circle and its potential, I want to take you through the journey I’ve been on, how it led to the vision behind the founding of Circle, and the path of execution that leads us here today. I also want to share with you my thoughts on what it means for Circle to become a public company, and how I think about Circle’s role in the global financial system in the coming decade.

Becoming an internet maximalist

I was fortunate to have been brought up with an Apple II computer in my home, and gained access to the pre-internet online world in the early 1980s. With limited means, this was a big deal. I was also brought up by parents whose worldview and moral philosophy was shaped by the idea that if we could connect more deeply with people, and connect people around the world, that we could drive transformative and positive outcomes for the world.

As a political science, philosophy, and economics student in college, my worldview was anchored in a belief that countries with free information and free markets who connected and traded together would lead to a world of greater political and economic stability. It was during that time, in 1990, that I got hooked on the internet—the pre-commercial version of command-lines, weird message boards, and disparate servers filled with random scientific and government data.

It was in those moments that I became an internet maximalist. It was as clear as day to me that open global computer networks, connected through open technology protocols that anyone could build on and use, would lead to a wholesale transformation of society and the economy.

I spent the next 20 years committing myself to building out internet software platforms and infrastructure that helped to realize those ideas. I ultimately co-founded and helped to lead and take public two global internet technology firms through the Web 1.0 and Web 2.0 eras, when the open internet transformed software, media, communications, and retail commerce in irreversible and ultimately unpredictable ways.

The great financial crisis—an inflection point

Also nearly 20 years into my journey as an internet maximalist, the world went through this century’s most significant global financial crisis. The 1990s and 2000s had represented a period of dramatic economic growth and globalization, and the internet had surely played no small part in fostering that economic velocity. But it all came crashing down in 2008.

As a student of political economy, I needed to understand what happened. This huge part of the global economic system—the financial services industry—had failed us massively. As I dug into the history of banking, money, central banking, and the international monetary system, I became convinced that we needed a new architecture for the financial system, one that was rooted in the internet—built on open networks, open software, and global integration—and eventually one where full-reserve digital currency can be intermediated with internet-based credit markets to create what could ultimately become a safer financial system.

It was during this time of personal exploration that I stumbled across Bitcoin in 2012. While I was not sold on the idea that Bitcoin itself would become the answer, within it I found a revolutionary combination of technical innovation and philosophical alignment around the idea of an open, internet-based alternative financial system.

Circle’s founding and vision

In early 2013, after immersing in the early technical communities that had formed around Bitcoin and blockchains, it became extremely clear to me and Circle co-founder Sean Neville that a major new layer of the internet was being born, one that provided a new set of open protocols that would do to the exchange of value what earlier protocols had done to the exchange of data and communications.

While it was not possible at the time, as technologists, it was clear to the two of us that blockchains would evolve to enable the issuance of digital tokens representing other assets, would allow for the execution of code in the form of smart contracts, and ultimately allow one to build higher-level protocols for money. This was going to be bigger and more impactful than the Web was, because this could transform not just information but the entire global economic system.

We envisioned the development of an “HTTP for Money,” a protocol for dollars and other fiat digital currency tokens that would provide an open and programmable infrastructure to rebuild the global financial system in the image of the internet.

For both of us, two key implications were extremely clear.

First, the natural outcome would be that blockchains would reach scale, speed, and efficiency, and that such a protocol for dollars on the internet would lead to a world where the storage and transmission of value (fiat money value) would be commoditized, which would accelerate the velocity of money and also return trillions in value to the real economy.

Second, the fact that digital currency protocols would be programmable using smart contracts meant that there would ultimately be a massive transformation in the utility of money, and that new “money blocks” would emerge that could transform finance, trade, commerce, and the very foundation of capital markets.

Building and executing on the mission and vision

As an early pioneer in the digital assets and blockchain industry, I believe Circle stands out from the rest of the crowd. I believe that the path we took toward our mission statement (“to raise global economic prosperity through the frictionless exchange of value”) differentiates us from others. We knew that to achieve this mission, to build a world where dollar digital currency was possible at scale, we needed to take a different approach than those focused on growing investments and trading in speculative cryptocurrencies.

There were several key principles that informed the development of Circle:

1.	Walking in through the front door of regulators and policymakers. We have always believed in and practiced an approach to walk in the front door of regulators and policymakers globally. As part of our engagement with regulators and policymakers and to help governments understand these new and complex technologies, we have testified before legislators in the United States and in other countries. In addition, we routinely submit comments and responses to regulators’ and policymakers’ proposals and consultations related to stablecoins and the digital assets ecosystem. In the end, our strong belief is that continuing to work with regulators and policymakers will be essential to building an internet financial system.

2.	Mastering a platform-first approach to technology. As we built our core digital currency technology stack, we approached it as if we were building a platform for others to build on. This approach blossomed into the creation and success of USDC and now a much broader surface of platform services from Circle.

3.	Meeting the market where it is. Each step of this journey would require calibrating to both where the technology was and where the market was—the latter not always where we wanted it to be. What you build for very early missionary adopters is dramatically different from what you build for mainstream-scale global finance and commerce. We therefore took small steps, carefully, but with a long-term focus always.

4.	Using compliance as a competitive advantage. Our vision was to integrate the existing financial system with the new internet financial system, which meant that crypto was not an island, but instead a technology to be harnessed to bridge these worlds. Doing this means that we have made and intend to continue to invest significantly in our compliance infrastructure, consistent with our regulatory-first posture, which we believe contributes to our regulatory engagement and advocacy efforts and increases our attractiveness to potential partners, customers, and end-users.

Altogether, these principles of execution enabled Circle to move through the early stage of the market with agility and strength, and to ultimately give us the capabilities and know-how to launch USDC in 2018. Seven years into our journey, our vision of a programmable protocol for dollars on the internet would be born. Although we have encountered challenges and risks in the past and will no doubt continue to face new and existing ones in the future, I believe that Circle is well positioned to be a crucial part of the infrastructure of the new internet financial system.

What we’ve accomplished

Today, Circle is a globally recognized and respected brand and company, with a reputation for integrity and transparency, as both an advocate and leader in building the internet financial system.

Since its launch in 2018, USDC, as the core of the Circle stablecoin network, has been used for more than $25 trillion in onchain transactions as of March 31, 2025, of which nearly $6 trillion were in the first quarter of 2025 alone. With more than $61 billion of USDC in circulation as of May 23, 2025, millions of end-users use USDC for payments, settlements, and as a digital dollar store of value. Thousands of companies and developers have integrated with USDC, creating a thriving ecosystem. Major payments companies, enterprise technology firms, consumer internet applications, financial technology (“FinTech”) firms, and digital asset companies use Circle technology to power solutions built on USDC.

And USDC has continued to be built on strong market infrastructure and underlying liquidity, with Circle having minted more than $558 billion of USDC and redeemed more than $502 billion of USDC from January 1, 2021 to March 31, 2025—redemptions that have always been one-for-one with the U.S. dollar.

We have faced challenges. For example, in 2023, USDC went through an extended period of circulation decline related to a number of factors, including an increase in U.S. short-term interest rates, a decline in digital asset prices, and an associated decline in leverage in the digital asset trading ecosystem, as well as the impact of a temporary price dislocation in the secondary markets in March 2023 resulting from the collapse of certain U.S. regional banks that caused some market share to move to a competitor. We will no doubt continue to face challenges in the future. Nonetheless, the growth of USDC and the Circle stablecoin network has shown resilience and allowed us to become a strong and thriving business in a short period of time. With just $15.4 million in revenue in 2020, we grew to $84.9 million in revenue and reserve income in 2021, $772.0 million in revenue and reserve income in 2022, $1.5 billion in revenue and reserve income in 2023, and $1.7 billion in revenue and reserve income in 2024. In 2024, we reported $155.7 million in net income and $284.9 million in Adjusted EBITDA. In the first quarter of 2025, we reported $64.8 million in net income and $122.4 million in Adjusted EBITDA. As of March 31, 2025, we had total liquidity sources of $1.1 billion, which consisted of $848.6 million in cash and cash equivalents and $274.5 million in cash and cash equivalents segregated for corporate-held stablecoins. During this time, we have also built a team with diverse and global backgrounds, spanning more than a dozen countries and more than 35 U.S. states and territories. This team heralds from leading internet, technology, and financial services firms, and we believe brings the necessary skills to build this new internet financial system.

Circle is a product- and technology-led company, and we have made and will continue to make significant investments in product and technology development and build long-term value in the market.

Becoming a public company

In many respects, Circle has for a long time been under intense public scrutiny—the demands of operating an always-on, regulated digital dollar infrastructure require that Circle operates with high levels of transparency—as well as significant regulatory supervision by government agencies spanning the United States and the world. As a global institution, we take our role and responsibility as a steward of financial assets incredibly seriously.

For Circle, becoming a publicly traded corporation on the New York Stock Exchange is a continuation of our desire to operate with the greatest transparency and accountability possible. We are building what we believe to be critical infrastructure for the financial system, and we seek to work with leading companies and governments around the world in shaping and building this new internet financial system. Operating as a U.S.-listed public company represents our continued dedication to transparency and accountability, as we will become subject to the reporting, corporate governance, and other requirements that are applicable to a public company listed on the New York Stock Exchange.

But more than anything, going public now is representative of the fact that we are at a significant crossroads for Circle and the development of the internet financial system. We see the opportunity before us as being informed and strengthened by a combination of technology readiness, regulatory clarity, and market need. It is complex and occurs at the intersection between highly innovative technology and financial services. While we are proud and confident about our ability to pursue this opportunity, our future (like our past) is rife with uncertainties and risks that we must navigate successfully. In fact, we have dedicated a large part of this prospectus to describe those risks and I encourage you to read them in the “Risk factors” section. Becoming a public company enables us to allow the general public to come with us for the journey.

A long-term approach and philosophy

If you choose to become an investor in Circle, it’s very important that you understand our approach and philosophy to building value.

We are building for the very long term, as evidenced by our clear-eyed founding vision more than 10 years ago. We think that we can create a new defining internet platform company that is built on the internet financial system. And we believe that we are still in the very early stages in the development of this new financial system.

We believe we are only scratching the surface of what is possible, and see meaningful opportunity to build and grow ahead of us. This will mean investment where we see meaningful long-term growth potential. Given how early we are in the development of this market, the size of the market opportunity, and the complexity, challenges, and potential obstacles we face, we intend to continue to invest significantly to grow for the foreseeable future.

Most importantly of all, we will continue to build and lead the company by being deeply grounded in our core mission and values.

We don’t fit in a box

We like to say that Circle is a unique company. If you ask any of our investors or employees, or even the market as a whole, I think you’ll hear this too. But from a public market perspective, it’s important to know this—we don’t fit in a box.

Some may say we are like a payments company, others like a financial institution, and still others like a consumer internet or platform software company. The reality is that we’re a little bit like all of these kinds of companies.

And that, I believe, makes us special.

We are building an internet platform company—the Circle stablecoin network provides a platform and network utility with internet-scale reach for consumers and businesses—and a set of software protocols for developers to build and integrate into their own applications. Our business model and technology benefits from network effects that are similar to other leading internet platforms.

At the same time, we’re building a robust set of financial market infrastructures against a backdrop of constantly evolving regulations. We take pride in our regulatory-first posture in which we prioritize compliance with applicable regulations and our engagement with regulators and policymakers to facilitate designing and tailoring appropriate regulation for our industry.

This is going to be an adventure

If you’re joining us as an investor and shareholder, I want to also share something that I’ve shared with every single employee and investor that we’ve ever had.

What we’re doing is not easy given the complexity of navigating an evolving ecosystem where innovative technology and highly regulated, legacy financial services are intersecting in ways that will give rise to challenges and uncertainties. Building a new internet financial system, creating major new infrastructure for money and economic activity, shaping and responding to policy, and operating this infrastructure in a complex global macro environment—well, it’s hard. It’s complex and difficult, and will challenge you every day. But it is also an exciting financial and technological adventure.

We have a crystal clear vision of what a future internet financial system can bring to the world. If we achieve that vision, we believe Circle investors will be rewarded but you will also improve the lot of humanity.

I hope you will join us on this adventure!

Jeremy Allaire

Glossary

Definitions

We provide this glossary to help those reading this prospectus understand the industry and other technical terms that are used in this prospectus. For many of these terms, there is no generally accepted definition; in this glossary, we present our definition of such terms as used in this prospectus.

•	“API” or “application programming interface” is a software interface for two or more computer programs or components to communicate with each other.

•	“blockchain” and “blockchain networks” are systems in which transactions are recorded across computers linked in peer-to-peer (“P2P”) networks.

•	“cross-chain transfer protocol” or “CCTP” is a protocol that enables USDC to flow securely between blockchains.

•	“cryptographic key” is a string of characters used to encrypt and decrypt data.

•	“cryptography” is the process of encrypting and decrypting data.

•

“digital wallets” are electronic devices, online services, or software programs that allow one party to make electronic transactions with another party bartering digital currency units for other digital assets, goods, and services.

•	“distributed computing” is the process by which multiple computers work together to solve computational tasks.

•	“electronic money token” or “e-money token” means a type of digital asset that purports to maintain a stable value by referencing the value of one official currency.

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“FBO account” or “for-the-benefit of account” is an account set up by a company to manage funds titled for the benefit of certain other persons. In our case, we hold the cash portion of Circle stablecoin reserves at banks in accounts that are titled FBO holders of Circle stablecoins.

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“fractional reserve banks” are banks that keep only a fraction of customer deposits in withdrawable funds and make other use of certain customer deposits, such as by lending them to borrowers or investing in financial instruments.

•	“gas fee” is the fee required to conduct a transaction or execute a contract on a blockchain.

•	“interoperability” is the ability of different blockchains to exchange information and work together frictionlessly.

•	“M2 money stock” is the money supply that includes cash, checking and savings account deposits, and other short-term savings deposits.

•	“meaningful wallets” or “MeWs” are onchain digital asset wallets holding $10 or more of USDC.

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“multi-party computation based wallets” or “MPC-based wallets” are digital asset wallets that use multi-party computation (i.e., a cryptographic technique that allows multiple parties to jointly compute a function without revealing their individual inputs) to offer strong security guarantees to those that manage digital assets.

•	“neo-bank” is a financial technology firm that offers apps, software, or other technologies to streamline mobile and online banking, which may or may not possess a traditional banking license.

•	“onchain apps” are software applications that use digital assets and smart contracts and deliver services using blockchain networks.

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“onchain transactions” are transactions that are carried out on the blockchain from start to finish. We measure onchain transactions by parsing and querying transaction data from blockchains that support USDC.

•	“on-ramps” and “off-ramps” are channels between fiat currency and stablecoins.

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“payment stablecoins” are stablecoins that (i) are designed to maintain a stable value relative to a reference fiat currency on a one-for-one basis, (ii) can be redeemed for such reference fiat currency on a one-for-one basis, and (iii) are backed by assets held in a reserve that are considered low-risk and readily liquid with a value in such reference fiat currency that meets or exceeds the redemption value of the stablecoins in circulation.

•	“private key” is a string of letters and numbers that allows a person to access and manage his/her digital assets in a digital wallet or other custodial solution, similar to a password.

•	“programmability,” with respect to money or digital assets, occurs when rules that define or constrain usage can be embedded into the money or digital asset.

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“proof of stake” is a consensus mechanism that blockchains can use to agree upon a single true record of data history, in which traders are required to “stake” a portion of their digital assets as collateral, and if a trader adds a transaction to the blockchain that other validators deem to be invalid, they may lose a portion of what they staked.

•	“rails” are the underlying infrastructure and systems that facilitate the transfer of value between parties.

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“secured overnight financing rate” or “SOFR” is a benchmark interest rate published by the Federal Reserve Bank of New York that reflects the cost of borrowing cash overnight collateralized with US Treasury securities, used as an alternative to the London Interbank Offered Rate (LIBOR).

•	“seed phrase” is a sequence of random words that stores the data required to access or recover digital assets on blockchains or in digital wallets.

•	“smart contracts” are programs built on blockchain networks that automatically execute certain actions when a predefined set of criteria are met.

•	“stablecoin” is a digital asset whose value is designed to track the price of an underlying asset or another unit of value.

•	“standardized network protocols” are established sets of rules governing the transmission of data between devices.

•	“superapp” is an application that offers multiple services and features within a single platform.

•	“TMMF” or “Tokenized Fund” is an onchain, tokenized representation of a traditional money market fund.

•	“tokenization” is the process whereby ownership rights in an asset are represented as digital tokens and stored on a blockchain.

•	“velocity,” with respect to money, is the average number of times a unit of money is used during a specified period.

•	“Web1” or “Web 1.0” refers to the state of the web in which a set of static websites were used, providing no interactive content.

•	“Web2” or “Web 2.0” refers to the current version of the internet, dominated by companies that offer services in exchange for personal data.

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“Web3” or “Web 3.0” refers to decentralized applications running on the blockchain, where users can participate without the need for centralized intermediaries, offering the ability to maintain one’s privacy and ownership of data.

“Customers” and “end-users”

In this prospectus, we use the term “customer” to refer to Circle Mint customers. Circle Mint is our service offering that provides institutional customers USDC- and EURC-related services, such as minting USDC and EURC, redeeming USDC and EURC for the U.S. dollar and euro, respectively, directly from us, and sending and receiving USDC and EURC to and/or from Circle Mint accounts. Circle Mint supports international wires and domestic bank transfers in more than 185 countries, a list of which is available on our website at https://www.circle.com/en/circle-mint (although the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part). Circle Mint is currently available only to institutions, such as exchanges, institutional traders, wallet providers, banks, and consumer apps companies. Circle Mint is not available to individuals; as such, no individuals are Circle Mint customers. To open a Circle Mint account, a potential customer must submit an application in which such potential customer provides us with compliance information and supporting documentation, including, but not limited to, the legal entity, its operations, beneficial owners, and the intended use of the account. Potential Circle Mint customers must pass our screening processes, including, but not limited to, ID verification, know-your-customer (“KYC”) checks, sanctions screening, and suitability checks (for which we consider factors such as the type of business the potential customer engages in and the potential customer’s anticipated minting volume). Circle Mint customers are able to mint Circle stablecoins and redeem Circle stablecoins directly from us. In contrast, we use the term “end-user” to refer to a holder of USDC or EURC, regardless of whether such end-user is a Circle Mint customer. An end-user of USDC or EURC that is not a Circle Mint customer cannot mint USDC or EURC; rather, to acquire USDC or EURC, the end-user must purchase USDC and EURC in the secondary market, which may include transactions with a Circle Mint customer or another end-user that is not a Circle Mint customer. An end-user that is not a Circle Mint customer may exchange USDC and EURC for fiat currency by selling USDC and EURC in the secondary market, which may include transactions with a Circle Mint customer or another end-user that is not a Circle Mint customer. Alternatively, an end-user that is not a Circle Mint customer can also redeem USDC and EURC directly from us in our role as the redeemer of last resort, which is described below.

Transactions between third parties may be subject to fees charged by the parties to the transaction or the secondary marketplace on which the transaction occurs. These fees, as well as the terms of such transactions, are governed by agreements between the parties to the transactions and/or the rules of the secondary marketplace on which the transactions occur. An end-user that is an institution and not a Circle Mint customer but wishes to use our Circle Mint service may also submit an application to open a Circle Mint account to gain access to its features, which process is described above.

The issuers of Circle stablecoins

As described in detail in this prospectus, the Circle stablecoin network includes two payment stablecoins: USDC, our U.S. dollar-denominated stablecoin, and EURC, our euro-denominated stablecoin. USDC is currently issued by (i) Circle Internet Financial, LLC, one of our wholly owned subsidiaries, in jurisdictions other than the

European Economic Area (the “EEA”) and other than to select non-U.S. customers served by Circle Internet Financial Europe SAS and (ii) Circle Internet Financial Europe SAS, one of our wholly owned subsidiaries, in the EEA and to select non-U.S. customers outside of the EEA. USDC issued by either entity are fully fungible with those issued by the other entity. EURC is currently issued only by Circle Internet Financial Europe SAS. For ease of reference, in this prospectus, unless otherwise indicated or the context otherwise requires, when we refer to our activities with respect to Circle stablecoins, including references to “us,” “our,” and similar terms, we are referring to the activities of the relevant subsidiaries.

Circle Internet Financial Europe SAS is obligated under the Markets in Crypto-Assets Regulation (“MiCAR”) to redeem all USDC and EURC presented to it for redemption on a one-for-one basis for U.S. dollars and euros, respectively, regardless of whether the holder is a Circle Mint customer. A Circle Mint customer may redeem USDC and EURC through its Circle Mint account. As required by MiCAR, an end-user that is not a Circle Mint customer may redeem USDC and EURC directly from Circle Internet Financial Europe SAS after providing compliance information and supporting documentation, including, but not limited to, a notarized copy of such end-user’s government identification or business formation documents, as applicable, a bank statement in such end-user’s name from a bank located in the EEA that is able to receive U.S. dollars or single euro payments area (“SEPA”) payments, as applicable, and other documentation required to complete our screening (which includes but is not limited to, ID verification, KYC checks, and sanctions screening). In practice, however, given the marketplace for USDC and EURC, it is generally less cumbersome for a non-Circle Mint customer to sell USDC and EURC in the secondary market than to redeem USDC and EURC directly from us. Nonetheless, Circle Internet Financial Europe SAS is obligated to honor, and does honor, all properly presented redemption requests for USDC and EURC (other than when prohibited by law or court order or instances where fraud is suspected), which obligation we refer to as our role as the “redeemer of last resort.” We do not charge fees for redemptions effected in our role as the redeemer of last resort.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk factors” section and the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Overview

The new internet financial system

Circle’s mission is to raise global economic prosperity through the frictionless exchange of value.  We believe that with the advent of blockchain networks, the global financial system can be rebuilt on the principles of the internet—those of open software and public networks—to the benefit of all of society. This new internet financial system has the potential to address the structural inefficiencies of the legacy financial system, enabling value to be exchanged more quickly, more cheaply, more safely, and in new, innovative ways—thereby increasing both the benefit of and access to the financial system for all people and all businesses across the globe.

Finance is fundamentally built upon the movement of money in the form of the transmission of data, wrapped in trust, and protected by regulation.  Finance is built upon the movement of money. In modern digital finance, the movement of money is the movement of data between accounts in private, permissioned databases. This movement of money is typically tightly controlled and regulated by individual nations to ensure safety and soundness of the financial system and to protect against abuse by bad actors. Although the infrastructure system enabling this movement of money is critical to the functioning of the existing financial system and powers one of the largest sectors in the global economy, the technology underpinning this system in large part dates from the 1970s and 1980s.

Today’s financial system has brought countless benefits, yet inefficiencies remain stubbornly high.  The financial system has enabled massive societal advances, lifting billions of people out of extreme poverty and contributing to enormous economic growth. Technological advancements have enabled innovations such as credit cards, electronic payments, and electronic capital markets. Yet despite this history of progress, and despite intense competition, end-user costs and systemic inefficiencies persist. Modern FinTech firms have generally focused on modernizing front-end interfaces but still often rely on legacy infrastructure, limiting true innovation. We believe the next innovation in the exchange of value, which is our core focus at Circle, will drive an evolution in the underlying infrastructure of the financial system that meets critical market demand.

The internet revolutionized the transmission of data, bringing exponential growth and previously unimagined innovation to countless sectors. Likewise, the internet has the potential to transform today’s financial system.  The advent of the internet enabled “all-to-all” communication at vastly lower costs by advancing communication from tightly controlled analog rails (e.g., radio, telephone, cable) to standardized network protocols. These protocols enabled new infrastructure for the movement of data and information. While adoption took time, and early use cases initially both struggled to scale and encountered meaningful scrutiny, over time, more innovators and developers began building on the internet and more users connected to the network via the applications they built. The end result: the cost of communication has approached zero at point of use, the volume of communication has exploded, and previously unimaginable services have now emerged. Today, the leaders of the modern digital economy are built on internet rails, and more of the economy is transitioning to these rails each day.

Blockchain networks enable the creation of the internet financial system.  Blockchains provide a new base layer of internet infrastructure that uses advancements in cryptography and distributed computing to enable secure data exchange, transaction processing, and computation. These advancements make new categories of applications on the internet possible, including issuing digital financial assets, efficiently exchanging and processing transactions involving these assets, and writing code that can intermediate more complex transactions. Importantly, these blockchain networks can operate openly on the internet, reducing society’s dependence on centralized intermediaries while unlocking efficiencies. We believe that blockchains could serve as a robust foundation for the creation of a new financial system built from the ground up on the internet—what we call the new internet financial system.

This new internet financial system has the potential to substantially reduce inefficiencies in today’s financial system.  Given the amount of value being exchanged in today’s financial system, the benefits of increased efficiency are vast. Trillions of dollars in payments and cross-border remittances occur annually, often at high costs due to the complex (often multi-party) legacy rails on which they flow. Vast sums of capital are trapped in multi-day settlement in capital markets, rather than deployed to productive uses. Immense operational, counterparty, and liquidity risks exist due to the opacity of financial exposures, outdated, manual workflows, and a dependence on cash held in fractional reserve banks. The internet financial system has the potential to address these inefficiencies by reducing cost and latency, enhancing transparency, and using safer underlying collateral.

The new internet financial system enables significantly increased money velocity.  While the potential efficiency benefits of the internet financial system are staggering, we believe these are just a subset of the potential benefits it brings. As the marginal cost of storing and moving value approaches zero, conditions are ripe for the volume of value exchange to increase exponentially, similar to how the volume of information exchange exploded as the marginal cost of moving data on the internet approached zero. In such a future, we expect that both the velocity and versatility of money will increase dramatically, as people and businesses are able to transact more freely and frictionlessly.

The new internet financial system opens up new opportunities and use cases in finance and commerce through the advent of smart contracts running on blockchains.  We believe programmability of money and digital assets represents a major inflection point in the utility of money. Economic arrangements can be literally codified, executed, and enforced entirely online, enabling people and firms across the world to safely enter into internet-based financial and commercial arrangements, while reducing the need for third-party intermediaries. And, just as the Web and app stores led to an explosion in innovative information services, the growth of smart contracts and blockchain-based applications could significantly accelerate innovation in financial services.

The new internet financial system has the potential to increase economic inclusion among underserved populations.  The existing financial system’s inefficiencies result in the exclusion of certain segments of the global population, particularly those who are poorer, less educated, and living in rural areas. The new internet financial system has the potential to facilitate the inclusion of the approximately 1.4 billion adults globally who, according to the World Bank, are unbanked. The increased inclusion greatly expands our opportunity set.

The Circle stablecoin network in the new internet financial system

Stablecoins (like USDC and EURC) can facilitate the store and transfer of value in the new internet financial system and drive the advancement and adoption of the new internet financial system.  Similar to the existing financial system, the internet financial system will facilitate the use of regulated money as a unit of account, a store of value, and as the core medium of exchange within a digitally native framework. We believe that stablecoins can facilitate the store and transfer of value in the new internet financial system and drive the advancement and adoption of the new internet financial system. Specifically, we believe that payment stablecoins are the new base layer of internet money. Payment stablecoins function at internet speed (near-instantaneous transacting and settlement), and with programmability that enables the new capabilities and use cases of the internet financial system. The USDC “digital dollar” issued by us is a leading payment stablecoin, with $60.1 billion in circulation across 4.9 million meaningful wallets, as of March 31, 2025. We believe that payment stablecoins, their users and applications, and the use cases built around them will create internet-scale network effects, leading to a market structure in which only a few payment stablecoin platforms will emerge with the critical mass to serve the new internet financial system. We believe that the Circle stablecoin network is best placed to be a driver of the new internet financial system. See “—Stablecoin overview” for a more detailed description of payment stablecoins.

Our strategy is to build the largest and most widely used stablecoin network in the world.  Money (and any other store or representation of value) is fundamentally a network, whose utility is dependent on the number of users using it and willing to accept it. In other words, the more users in the network using or willing to use a form of value, the more utility that form of value has, which in turn promotes more people to use it. This is the case with stablecoins as well: The more people that use a stablecoin, the more utility it has to users (as a store of value and a method of transacting), which in turn drives more people to use it. Furthermore, stablecoins act as protocols that applications and developers build on top of and integrate. Protocols themselves have network properties—the more applications and products connected to the protocols, the more value the network develops through both utility and distribution. USDC is the foundation of the Circle stablecoin network, the growth of which is driven by developers building new applications and use cases on the network that are accessible and provide utility to end-users across the world. Attracting end-users, customers, and developers to adopt the Circle stablecoin network requires that the underlying infrastructure of the digital currencies on the network be robust and safe. Although the Circle stablecoin network carries risks to our customers and end-users, as is the case with the existing financial system, we nonetheless believe it optimally combines transparency and safety—through regulation as stored-value instruments under Financial Crimes Enforcement Network (“FinCEN”) money services businesses regulation and state money transmission laws in the United States and as electronic money tokens in Europe, robust and frequent reporting (e.g., daily transparency into the Circle Reserve Fund), monthly assurance, and annual audits—with the demonstrated reach, critical mass of end-users, world-class financial partners, and network activity to drive the compounding growth and flywheel of internet-scale network effects.

Our growth strategy is to build and promote a suite of products that foster the expansion of the Circle stablecoin network.  Our product strategy is aimed at growing the Circle stablecoin network and the circulation of Circle stablecoins. To that end, we strive to ensure that Circle Mint customers have readily available access to Circle stablecoins around the globe by working with financial institutions that act as on- and off-ramps between fiat currency and Circle stablecoins as well as with leading consumer financial applications and payments enterprises. See “—Our platform, products, and ecosystem” for examples of partners that are part of the Circle stablecoin network and the Circle stablecoin ecosystem. We build and support stablecoin infrastructure that is designed to enable Circle stablecoins to flow safely and easily across blockchain networks and remove friction and complexity in the end-user experience for stablecoin transactions. Finally, we provide easy-to-use, cloud-based tools that aim to simplify the underlying technology for developers (whether at startups or within major institutions), and make it easier for them to build, deploy, and operate innovative applications, with strong out-of-the-box features for using the Circle stablecoin network.

Critical to our growth strategy are numerous partnerships with leading financial and internet technology firms and ecosystems.  The underlying utility (and value) of the Circle stablecoin network is driven by every single end-user, developer, builder, company, and institution operating on it, and the focus of our strategy is to attract and enable a broad ecosystem onto the Circle stablecoin network. To that end, we partner with leading institutions (many of them category-leading, internet-scale companies) to bring the benefits of the internet financial system to their users by building upon our products. Examples of our partnership strategy include the recent launches of the first phases of our partnership with Grab to offer its customers in Singapore a decentralized, blockchain-based (Web3) wallet via the Grab app, our partnership with Mercado Libre to introduce its customers in Latin America to USDC, our partnership with Nubank to introduce its customers in Brazil to USDC, our partnership with SBI Holdings to expand USDC access in Japan, our partnership with Coins.ph to help Filipinos abroad learn to use USDC for remittances, and our alliance with Binance to promote USDC on its platform. We have also partnered with Coinbase to provide seamless conversion between fiat currency and USDC. In addition, we collaborate with leading global market makers and liquidity providers. For example, in December 2024, we entered into an agreement with Cumberland to expand liquidity and settlement capabilities in USYC and USDC over the course of a three-year term. To further serve our goal, we have also entered into an arrangement with Intercontinental Exchange Holdings, Inc. (“ICE”) to explore integrating Circle stablecoins and USYC as collateral, settlement, and co-branded exchange-traded products across ICE’s derivative markets. We also foster the Circle stablecoin ecosystem with a range of programs, including Circle Developer Programs, which sponsor hackathons and developer events, the Circle Alliance Program, our global partnership and alliance program, as well as worldwide industry and event sponsorships. Each of these partnerships drives awareness and growth of the Circle stablecoin network, further enhancing its network effect. We further believe we are uniquely well positioned to attract new partners due to our and USDC’s trusted brand, regulatory-first posture, robust scalable infrastructure, and, critically, the scale and quality of other partners joining the network.

Making blockchain technology accessible and easy to use for both developers and end-users will be key to global adoption of stablecoins and the internet financial system.  Our end-user- and developer-focused services make the complexity of the underlying technological infrastructure of our platform invisible to the end-user, simplifying end-user experiences, and empowering developers to build applications using the Circle stablecoin network. This technical simplification and end-user-focused approach is critical to internet-scale adoption of stablecoins broadly and the Circle stablecoin network specifically. Our core technology offerings, including our blockchain infrastructure products and our Developer Services, are core to enabling an intuitive interface for programmable money across a variety of applications, which will in turn drive further adoption of the Circle stablecoin network.

The monetization of the Circle stablecoin network is driven by its growth and our introduction of new products that expand its utility.  As the Circle stablecoin network grows, we believe that our ability to monetize it will grow as well. Today, we monetize the amount of money on the network (i.e., the amount of Circle stablecoins in circulation). We earn reserve income on USDC reserve assets, at rates at a discount to the prevailing SOFR. We believe that our current revenue model has been successful, with 2024 revenue, net income, and Adjusted EBITDA of $1.7 billion, $155.7 million, and $284.9 million, respectively, and first quarter 2025 revenue, net income, and Adjusted EBITDA of $578.6 million, $64.8 million, and $122.4 million, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures” for reconciliation of net income to Adjusted EBITDA. As the Circle stablecoin network grows and as more applications and activity take place on the Circle stablecoin network, the amount of Circle stablecoins in circulation will continue to grow. In addition to as described in “Business—Our platform, products, and ecosystem,” we may seek to monetize the activity on our network with products that earn fee-based revenues based on transactions and usage in the future, and we intend to evaluate and consider various products from time to time, considering such factors as complexity and development costs, market opportunity, anticipated revenues, and the competitive landscape. For example, to capitalize on the growing trend of using yield-bearing digital assets as collateral in margin trading, we issue a TMMF, USYC, following our acquisition of Hashnote. See “Business—Our platform, products, and ecosystem—Circle Tokenized Funds” for more information on the Hashnote acquisition. We believe the market opportunity in the internet financial system is vast and that, although we face a variety of risks (see “Risk factors” for a discussion of the material risks faced by our business), we are the best positioned firm to drive, capture, and monetize it.

Stablecoin overview

Stablecoins can facilitate the store and transfer of value in the new internet financial system and drive the advancement and adoption of the new internet financial system. While there have been many experiments in the development of different stablecoin models, we have always been focused on building and operating “payment stablecoins.” These stablecoins are designed to be efficient forms of payment and are fully backed by reserves consisting of highly liquid, price-stable cash and cash equivalents. By providing Circle Mint customers the ability to redeem their stablecoins on demand on a one-for-one basis for the underlying fiat currency, Circle stablecoins are designed to provide a safe and sound foundation as a form of digital currency, as well as a bridge between blockchain and traditional finance.

Trends driving adoption of stablecoins and the internet financial system

In addition to the core efficiency and innovation benefits outlined above, a number of other trends have emerged that are helping to drive the adoption of stablecoins and the internet financial system, including technology improvements, operational improvements for using and securing digital assets, growth in artificial intelligence (“AI”) agents and applications, regulatory support and legal clarity, and identity and compliance standards, each of which is further described in “Business—Stablecoin overview—Trends driving adoption of stablecoins and the internet financial system.”

Our role in driving stablecoin adoption

We have built one of the largest and most widely used stablecoin networks. At the foundation of the Circle stablecoin network are our payment stablecoins, USDC—which, according to CoinMarketCap, is the second largest stablecoin as measured by the amount of stablecoins in circulation with a 29% share of the stablecoin market as of March 31, 2025—and EURC—which, according to CoinGecko, is the largest euro-denominated stablecoin as measured by the amount of stablecoins in circulation as of March 31, 2025. USDC and EURC are liquid, stable, and digitally native forms of U.S. dollars and euros, respectively, built on an open protocol and a regulatorily compliant platform. Each maintains 24/7, borderless, and near-instant value transfer capabilities. USDC and EURC are redeemable on a one-for-one basis for U.S. dollars and euros, respectively, directly from us by Circle Mint customers (see “—Our platform, products, and ecosystem—Circle Liquidity Services—Circle Mint” for information about Circle Mint, which is a service offering that is available only to institutions) as well as by end-users that are not Circle Mint customers in our role as the redeemer of last resort (see “Glossary—The issuers of Circle stablecoins”). In addition, all end-users can sell or exchange USDC and EURC in the secondary market. USDC and EURC and the overall Circle stablecoin network are further discussed under “—Our platform, products, and ecosystem.”

We issue the world’s largest regulated payment stablecoin—by which we mean a payment stablecoin that is regulated as a stored-value instrument under FinCEN money services businesses regulation and state money transmission laws in the United States and as an electronic money token in Europe (see “Business—Regulatory policy landscape” for the principal regulations to which we are subject)—as measured by the amount of stablecoins in circulation. As a result, we play a highly active role in driving stablecoin adoption. Key initiatives that we have taken to advance stablecoin adoption include:

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Technology innovation.  We invest considerable product and engineering effort in advancing the state-of-the-art in technologies to scale and simplify the use of stablecoins in everyday financial and commercial applications. Our blockchain infrastructure product pillar is focused on ensuring that end-users can safely move USDC and EURC across many blockchain networks, while abstracting away many of the complexities associated with making a payment or interacting with a blockchain-based financial application. At the same time, through our Developer Services product pillar, we are enabling software developers to easily integrate stablecoins into their own apps, and safely deploy applications that interact with blockchain networks and smart contracts.

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Comprehensive access and distribution.  We prioritize making stablecoins as accessible and widely distributed as possible, integrating Circle stablecoins into new blockchains, providing primary liquidity through a network of banks, and partnering with distributors such as digital asset capital markets participants, wallet providers, and other large enterprises building products for their customers and ecosystems. Easy access to stablecoins is key to increasing usage, which in turn promotes the utility and adoption of stablecoins.

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Market education and thought leadership.  We invest considerable resources in providing thought leadership and market education about the potential of the internet financial system, and the role that stablecoins can play in improving the delivery of financial services and digital commerce.

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Supporting the development of sound regulatory policy.  Since our founding, we have sought to engage constructively with policymakers and regulators worldwide, and today invest considerable resources in engaging with these communities as new and robust regulations and laws are put in place for the digital assets ecosystem.

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Promoting open standards.  We are committed to driving stablecoin adoption through the promotion of open standards to improve interoperability and compliance for stablecoin applications. This includes new non-profit open-source foundations we are forming to promote standards in digital identity, global standards for implementing compliance with the global Travel Rule (which is a key anti-money laundering (“AML”)/countering the financing of terrorism (“CFT”) rule to prevent illicit activity with virtual assets), and new open-source standards aimed at promoting the use of stablecoins within blockchain-based credit and lending applications.

Market opportunity

We view the market opportunity of the Circle stablecoin network as encompassing the entire global monetary supply. This opportunity is expected to grow considerably as developing nations increasingly participate in the globally interconnected financial marketplace. Further, by removing layers of friction inherent in the current financial services ecosystem, we believe the internet financial system has the potential to grow the speed and efficiency at which money is used and transacted at an exponential rate, just as the internet facilitated the explosive growth of the exchange of global information and data. In the United States, the velocity of M2 money stock was 1.38 for the first quarter of 2025, according to the Federal Reserve Bank of St. Louis. We believe an internet-native U.S. dollar can increase the velocity of M2 money stock, resulting in a corresponding increase in total value of transactions and gross domestic product (“GDP”).

Our platform, products, and ecosystem

We operate one of the largest and most widely used stablecoin networks in the world. Anchored around USDC, our U.S. dollar-denominated payment stablecoin, our suite of stablecoins and related products together provide a network utility and application platform for a wide range of organizations to benefit from stablecoins and the new internet financial system. Through our partners and the broader ecosystem that supports and integrates into the Circle stablecoin network, we touch more than 600 million users around the world as of March 31, 2025. While we do not provide direct services to individuals (other than by redeeming USDC and EURC in our role as the redeemer of last resort), the Circle stablecoin network is one of the most widely used on the internet—as of March 31, 2025, USDC has been used for more than $25 trillion in onchain transactions, with $5.9 trillion in onchain transactions occurring in the first quarter of 2025 alone, representing an approximate 500% increase from the first quarter of 2024.

The Circle stablecoin network has four unique pillars.

Circle Stablecoins

At the foundation of the Circle stablecoin network are the USDC and EURC payment stablecoins. USDC and EURC are digital currency tokens issued natively on blockchain networks and backed by reserves consisting of highly liquid, price-stable cash and cash equivalents. USDC and EURC are redeemable on a one-for-one basis for U.S. dollars and euros, respectively, directly from us by Circle Mint customers (see “—Our platform, products, and ecosystem—Circle Liquidity Services—Circle Mint” for information about Circle Mint, which is a service offering that is available only to institutions) as well as by end-users that are not Circle Mint customers in our role as the redeemer of last resort (see “Glossary—The issuers of Circle stablecoins”). In addition, all end-users can sell or exchange USDC and EURC in the secondary market. USDC and EURC enable end-users to store value in a digital form and to transact over blockchain networks, allowing for near-instant settlement, at a very low cost, with the reach of the internet. USDC and EURC are regulated as stored-value instruments under FinCEN money services businesses regulation and state money transmission laws in the United States and as electronic money tokens in Europe.

We believe Circle stablecoins have consistently set a standard for transparency, liquidity, and technological innovation. They are exclusively issued by Circle and are directly obtainable through Circle Mint, which is available only to institutions (see “—Our platform, products, and ecosystem—Circle Liquidity Services—Circle Mint” for information about Circle Mint). Circle stablecoins are also distributed and made widely available through hundreds of different retail and institutional products around the world. They can also be stored in digital asset wallets without necessarily having an account directly with us. See “—The Circle stablecoin ecosystem” for more details.

Circle Tokenized Funds

Circle Tokenized Funds are regulated yield-bearing investments for collateral use in capital markets. We believe that certain major trading firms have moved, and will increasingly move away from, using stablecoins as collateral in favor of TMMFs. However, other TMMF issuers may be limited in their ability to provide significant instantaneous redeemability for equivalent underlying assets. We believe that the ability of a well-regulated stablecoin such as USDC to provide near-instantaneous redemption can offer a substantial advantage for this emerging trend of using TMMFs as collateral for margin trading on various digital asset trading platforms, maximizing capital efficiency in the flows between settlement assets and collateral and at the same time, reducing counterparty execution risk. Moreover, TMMF issuers typically operate on a single blockchain or have limited interoperability across different blockchain platforms. By integrating TMMFs with Circle’s existing infrastructure, we expect to enhance interoperability and enable investors to quickly transition between TMMFs and stablecoins, allowing traders to hold their assets in TMMFs while accruing yield and then be able to instantaneously convert into Circle stablecoins, which can then be used to purchase other digital assets on third party platforms.

To serve this objective, on January 21, 2025, we acquired Hashnote Holdings LLC, a Delaware limited liability company (together with its subsidiaries, “Hashnote”) and its TMMF, USYC, which is a tokenized product offered in reliance upon an exemption to the registration requirements of the Securities Act. USYC serves as an onchain representation of the shares in Hashnote International Short Duration Yield Fund Ltd. (“SDYF”) and is intended primarily for use as collateral on digital asset trading platforms. Unlike payment stablecoins that offer no yield, TMMFs like USYC offer yield to the token holders that is generated from its invested assets consisting primarily of reverse repurchase agreements on U.S. government and government-backed securities and short-term U.S. Treasury securities. According to RWA.xyz, USYC is one of the largest onchain TMMFs in terms of assets under management, with approximately $663.7 million in assets under management as of March 31, 2025. We believe that leveraging Hashnote’s existing traction and momentum will enable us to enter the rapidly emerging TMMF space with a well-established tokenized stable yield product, enhancing our leading position within the overall digital asset capital markets.

On February 13, 2025, we received approval to issue USYC and offer Circle Mint accounts out of Bermuda under our existing Digital Assets Business Act (“DABA”) License granted by the Bermuda Monetary Authority (“BMA”). We plan to integrate USYC into the Circle stablecoin network, offering eligible customers the ability to move between the non-yield bearing Circle payment stablecoins and USYC at the settlement speed of the blockchain.

Circle Liquidity Services

Circle Liquidity Services provide institutional minting, reserving, redemption, and foreign exchange services for Circle stablecoins.

Circle Mint

Circle Mint is our service offering that provides institutional customers USDC- and EURC-related services, such as minting USDC and EURC, redeeming USDC and EURC for the U.S. dollar and euro, respectively, directly from us, and sending and receiving USDC and EURC to and/or from Circle Mint accounts. Circle Mint supports international wires and domestic bank transfers in more than 185 countries. Circle Mint provides customers with a powerful user interface, advanced security, and workflow and API capabilities. As of March 31, 2025, there were 1,834 Circle Mint customers with accounts. Circle Mint is currently available only to institutions, such as exchanges, institutional traders, wallet providers, banks, and consumer apps companies. Circle Mint is not available to individuals; as such, no individuals are Circle Mint customers. To open a Circle Mint account, a potential customer must submit an application in which such potential customer provides us with compliance information and supporting documentation including, but not limited to, the legal entity, its operations, beneficial owners, and the intended use of the account. Potential Circle Mint customers must pass our screening processes, including, but not limited to, ID verification, KYC checks, sanctions screening, and suitability checks (for which we consider factors such as the type of business the potential customer engages in and the potential customer’s anticipated minting volume). Circle Mint customers are able to mint Circle stablecoins and redeem Circle stablecoins directly from us. Upon receipt of fiat funds from a Circle Mint customer’s bank account, we mint USDC or EURC, as applicable, and deposit such stablecoins to the Circle Mint customer’s account. Similarly, upon receipt of a redemption request from the Circle Mint customer with respect to USDC or EURC in such customer’s account, we remove such stablecoins from the Circle Mint customer’s account and transfer fiat funds to the customer’s bank account. The Circle Mint customer may choose between standard redemption (which is initiated nearly instantly) and basic redemption (which is initiated within two business days). Currently, we do not charge fees to the Circle Mint customer for minting stablecoins (assuming the fiat funds are in the appropriate currency) or for redeeming stablecoins under the basic redemption option. We also offer Circle Mint customers the standard redemption option, under which we charge a 0.03% fee for amounts between $2 million or €2 million to $5 million or €5 million, a 0.06% fee for amounts between $5 million or €5 million to $15 million or €15 million, and a 0.1% fee for amounts exceeding $15 million or €15 million, in each case for USDC and EURC, respectively, although we may waive such standard redemption fees for select Circle Mint customers.

Circle Developer Services

To foster and grow the Circle stablecoin network, we aim to help developers and enterprises easily build, deploy, and operate end-user applications on blockchain networks through enterprise-grade smart contracts, APIs, and software development kits.

Onchain apps are a major new class of applications spanning consumer, e-commerce, gaming, social, finance, and payments use cases. However, building and deploying these applications is complex. For developers, crafting simple user experiences that are familiar to and consistent with existing mobile and Web applications requires deep familiarity with cryptography and blockchain network integration, and can pose undue security risks for end-users. Companies deploying these applications also require specialized knowledge for deploying and operating smart contracts and blockchain software nodes, also introducing significant security and operational risks.

To address these issues, and to help grow the number of onchain apps in the world, we offer a comprehensive suite of products under the Circle Developer Services banner. These products include:

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Circle Wallets.  Circle Wallets is our programmable wallet solution designed for developers to seamlessly provide Web3-enabled wallets to their end users, enabling them to securely store and transact with digital assets. The most important onchain building block for enabling an internet application is the integration of digital wallet technology into applications. As part of our managed wallet services offering, developers can rapidly integrate onchain wallet technology into their end-user applications across mobile apps and the Web. Circle Wallets enable end-user controlled wallets, as well as developer-controlled wallets, and support digital assets and tokens across multiple blockchain networks.

Importantly, Circle Wallets remove much of the friction typically associated with using an onchain app. Functionality like remembering seed phrases or complex user experience for signing transactions with private keys are replaced with familiar patterns such as PIN codes, biometric authentication, and linking to existing user identities using logins with Google or Apple.

USDC support plays a central role in Circle Wallets, enabling end-users to easily make and receive USDC payments, thereby removing the complexity of which blockchain network or protocol is being used, as well as removing the need for end-users to understand or make gas fee payments.

Since the beta launch of Circle Wallets, more than 12,000 developers have engaged with the product, deploying 19 million wallets onchain. For example, Grab Networks, a leading superapp in Southeast Asia, has implemented Circle’s solutions to power its new onchain wallet, beginning with non-fungible token (“NFT”)-based stored value vouchers that can be used in real-world commerce.

To streamline both developer and end-user experiences of onchain apps, we also offer Circle Gas Station, a feature within Circle Wallets, which enables application developers to remove the need for end-users to pay gas fees for using blockchain applications. This allows end-users to simply interact with apps (i.e., make and receive stablecoin payments) without ever knowing they are using a blockchain or what a gas fee even represents. Circle Gas Station allows developers to set policies for fees and limits, and if fees need to be paid by end-users, it allows those fees to be paid entirely in USDC, removing friction typically associated with using blockchain applications. Behind the scenes, we automatically handle the integration with blockchain networks and the underlying gas fee infrastructure on behalf of developers.

Circle Developer Services provide a powerful suite of products for building consumer-scale applications on blockchains. These applications are optimized for using USDC and the Circle stablecoin network. They help to bring more end-users onto our network, while unlocking new opportunities for developers and enterprises around the world.

For each of these services, we monetize the usage of the infrastructure, including fees based on the number of active wallets, the number of API calls into Circle Contracts, and the amount of fees paid using Circle Gas Station. Together, these new fees represent an important potential long-term source of revenue for us.

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Circle Contracts.  A fundamental part of the innovation of blockchain networks and onchain technology is the ability to write and deploy code that automates interactions with digital assets, including stablecoins, using smart contracts. Smart contracts open up the programmability of money, introducing innovations in how commercial and financial contracts can be used online, and extending into many new use cases for using digital tokens in consumer and enterprise applications.

Writing smart contracts is a new and complex form of computer programming, and one that introduces profound new security and operational risks—code that handles the storage and transfer of digital value is a frequent target for hackers and other illicit actors. Additionally, writing smart contracts that can work across different blockchain networks introduces yet more complexity. Finally, safely deploying and managing smart contracts on blockchain networks introduces production and operation hurdles that are largely unfamiliar to existing IT and information security professionals.

To address these issues, we introduced our smart contract platform (“Circle Contracts”), which empowers developers to integrate and build with smart contracts without needing to learn a new coding language, and by reusing existing smart contract templates for the most common tasks and application types. Circle Contracts also streamlines the deployment, monitoring, and administration of smart contracts across multiple different blockchain networks.

When combined with Circle Wallets, Circle Contracts unlocks the creativity of developers to safely build highly sophisticated applications, while also giving them access to libraries of out-of-the-box smart contract templates that are common to payment applications using USDC, as well as other popular features such as issuing and managing NFTs. Combined, these offerings also enable financial services firms to more easily build “tokenization” applications for existing financial assets, and integrate those into their existing online products.

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Circle Paymaster.  A frequent challenge that developers and end-users face when interacting with onchain apps is paying for gas fees—transaction costs essential for blockchain networks. Traditionally, users must acquire and hold blockchain-specific native tokens, such as ETH or SOL, to pay these fees, creating friction and complexity. Users often find themselves handling multiple assets, which can lead to operational hurdles and diminished user experiences.

To address these challenges, we introduced Paymaster, an onchain smart contract that allows developers and end-users to pay these fees in USDC instead of the blockchain’s native tokens. Paymaster can be integrated by developers without requiring special permissions, making the technology broadly accessible and significantly enhancing interoperability within the blockchain ecosystem. By facilitating effortless use of USDC for gas payments across various blockchains, Paymaster advances Circle’s broader mission to foster global economic prosperity through frictionless value exchange.

Paymaster simplifies the user experience by eliminating the need for users to maintain balances of multiple volatile native tokens. We pre-fund Paymaster smart contracts with the blockchain’s native tokens, automatically covering gas fees when end-users execute blockchain transactions through developer applications. Concurrently, the Paymaster smart contract receives reimbursement in USDC from developers or end-users. To maintain liquidity, Paymaster periodically and automatically rebalances its token reserves, converting accrued USDC back into native tokens.

Paymaster has launched on Arbitrum, Base, Ethereum, OP Mainnet, and Polygon PoS, with more blockchains expected in the future. The service aligns closely with Circle’s existing blockchain infrastructure solutions, such as CCTP and Circle Gas Station.

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Circle CCTP.  As blockchain applications grow and blockchain networks compete for developers and end-users, it has become important for end-users to be able to easily and safely transfer stablecoins across different blockchain networks. For most end-users, the process of making a transfer across blockchain networks is cumbersome, expensive, slow, and introduces significant security and financial integrity risks. Blockchains have generally not been interoperable with each other, contributing to difficulties bridging from one chain to another. The only way for most end-users to move value across blockchains has been to use a “wrapped token,” or a tokenized representation of a particular digital asset that enables it to be operable on another blockchain. Such protocols introduce undue risk and hacking opportunities into a process that should otherwise be simple and hassle-free.

To address these issues, we launched CCTP. With CCTP, end-users can safely and cost-efficiently transfer USDC from one supported blockchain to another. CCTP is a crucial building block for application developers and ensures that digital dollars can be used interoperably no matter what blockchain an application or end-user is interacting with. In March 2025, we launched CCTP V2, a fast version of CCTP that monetizes and accrues revenue on each transaction. CCTP V2 is currently available on Arbitrum, Avalanche, Base, Ethereum, Linea, and Sonic, with more blockchains expected to be announced throughout 2025.

CCTP works by first redeeming USDC on the source chain and then issuing USDC on the destination chain, relying on a cryptographic attestation, or receipt, to prove that the USDC has been properly redeemed before the corresponding USDC can be reissued on another blockchain.

From its launch in April 2023 to March 31, 2025, CCTP has handled approximately $41.0 billion in transfers, with $16.3 billion of transfers occurring in the first quarter of 2025 alone, representing a 321% increase from the first quarter of 2024. CCTP is available as a public protocol through a series of smart contracts that work alongside the core USDC stablecoin protocol. While nascent, we view CCTP as an important capability and a unique differentiator that will act as a key driver of our future growth.

Together, this suite enables existing Web2 developers, internet-enabled businesses, and financial institutions to more easily offer Web3 capabilities, including using USDC as a means of payment and settlement within consumer internet, e-commerce, and finance applications. We believe several of these fee models have the potential to generate high gross margins and scale revenue therefrom rapidly with network usage.

The Circle stablecoin network is built on blockchain infrastructure

We build, maintain, and deploy a family of smart contracts that provide the core functionality of the Circle stablecoin network. These smart contracts provide a protocol for applications to easily store and transfer Circle stablecoins. Our stablecoin smart contracts are all available as open-source software, both through public open-source libraries, and as visible source code deployed on blockchain networks.

While USDC was initially only natively supported for the Ethereum blockchain (one of the most widely adopted blockchain-based applications), today USDC is natively supported for 20 blockchains, with more expected in the future. Today, there is intense competition in the industry to deliver blockchains that are attractive to application developers and end-users, with different projects competing for improved security, efficiency, privacy, and other advanced features. In order to ensure that USDC is as widely available as possible and can be used by application developers, we continue to bring our stablecoin smart contracts and protocols to more blockchain ecosystems.

Once available as a protocol on a blockchain network, USDC can then be used by developers to provide dollar storage and settlement features in the digital asset space. These public blockchain networks provide a foundation for issuing digital assets, managing data, processing transactions, and performing computation. Just as large internet companies depend on many underlying open internet protocols and networks, so too do we depend on multiple open protocols and networks—in this case, networks built using advanced cryptography to maintain tamper-resistant data, transactions, and computing resources, all crucial building blocks for building financial and commercial applications.

Across the Circle stablecoin network, we aim to enable simpler, safer, and easier to use applications. Because our stablecoin infrastructure exists entirely as public protocols and public infrastructure itself, it can be used by all users of the internet and does not require a user to interact with us directly. The more broadly this infrastructure is used and supported, the greater the quality and reach of the Circle stablecoin network.

To this end, we build, deliver, and operate a range of blockchain-specific software infrastructure. This blockchain infrastructure is intended to abstract away certain complexities associated with using blockchain networks, and to simplify the usage of Circle stablecoins, all while increasing convenience and safety. Said differently, this infrastructure is important to enhancing the utility of Circle stablecoins on the internet, and therefore we work within the broader developer and blockchain ecosystem to adopt this technology rather than directly offering these as commercial products. Our blockchain infrastructure includes open-source software, deployed smart contract protocols, and related network services that help make using Circle stablecoins safe, efficient, and reliable.

The Circle stablecoin ecosystem

We are a platform, network, and market infrastructure for stablecoin and blockchain applications. Today, USDC and the Circle stablecoin network play a crucial role in the emerging internet financial system. By offering Circle stablecoins on open blockchain networks and protocols, we have been able to build and become part of a broad global ecosystem of companies, products, and technologies that make up the new internet financial system.

The value of the Circle stablecoin network grows as more companies and services connect into our network and infrastructure, growing the reach and utility of our network. To understand the scale and scope of our value, it is important to also understand the broader Circle stablecoin ecosystem. Altogether, thousands of companies are part of the Circle stablecoin ecosystem, providing products and technologies that integrate with the Circle stablecoin network in various ways.

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Wallets and consumer apps. A primary way that end-users interact with USDC and the Circle stablecoin network is through consumer applications and digital wallets. Collectively, these consumer applications reach hundreds of millions of end-users, and provide a primary means to hold and use USDC. Examples include products from Coinbase, Robinhood, MetaMask, Mercado Libre, Nubank, Coins.ph, and GCash.

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Digital Asset Exchanges. Digital asset trading markets are experiencing significant growth, and USDC’s share in these markets is increasing. Hundreds of digital asset exchanges around the world support the trading and exchange of USDC for other digital assets and fiat currencies. For example, as of June 30, 2024, December 31, 2024, and March 31, 2025, 1%, 3%, and 9% of monthly spot trading volume in digital assets on major centralized exchanges was denominated in USDC, respectively, and USDC represented 5%, 10%, and 18% of stablecoins held on Binance’s platform as of July 1, 2024, January 1, 2025, and April 1, 2025, respectively. USDC is one of the most actively traded digital assets in the world, and through these exchanges—which range from large global exchanges such as Coinbase, Binance, Kraken, and OKX, to major regional and national exchanges—USDC is made available to hundreds of millions of retail and institutional end-users.

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Traditional Exchanges. While nascent, Circle is exploring use cases for USDC in traditional exchange venues and clearing houses. In February 2025, we entered into a memorandum of understanding with ICE, where we agreed to explore (i) collaborating on certain market activities to promote Circle stablecoins, USYC, and related products within ICE’s trading, clearing, and data ecosystem, (ii) integrating Circle stablecoins and USYC as collateral, settlement, and co-branded exchange traded products across ICE’s capital and derivative markets, and (iii) developing co-branded trading and investment products.

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Custodians. Most major corporate and institutional end-users of stablecoins seek to store and custody their USDC with sophisticated digital asset custody providers, many of whom are regulated as digital asset custody firms under various state and national regulatory and supervisory arrangements around the world. Leading digital asset custodians including Anchorage Digital, BitGo, Coinbase, Fireblocks, and Copper provide robust support for USDC and the Circle stablecoin network infrastructure.

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Blockchain networks. Core blockchain network infrastructure is crucial for operating the Circle stablecoin network, and through native support for 20 blockchains, we enable developers and customers to integrate and use USDC within a wide array of wallets and products that are built on these blockchain networks. Blockchains with native support for USDC include Algorand, Aptos, Arbitrum, Avalanche, Base, Celo, Ethereum, Hedera, Linea, NEAR, Noble, OP Mainnet, Polkadot, Polygon PoS, Solana, Sonic, Stellar, Sui, Unichain, and ZKsync, with more expected in the future.

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Blockchain protocols. Most blockchain networks support developing and deploying smart contracts that can act as onchain protocols. These protocols can offer a wide array of building blocks for financial and commercial applications, such as exchange, lending, invoice payments, micro-payments, treasury management, and more. Leading protocols that support USDC and the Circle stablecoin network include projects such as the Uniswap Protocol, Aave, OpenSea, and Safe.

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Banks and neo-banks. Banks and neo-banks play an increasingly important role in the Circle stablecoin ecosystem, providing settlement and reserve infrastructure for Circle stablecoins. They are also important end-users of our stablecoin infrastructure. We are seeing growth in startup banks and neo-banks in many emerging markets focused on providing digital dollar payment and settlement services using USDC and the Circle stablecoin network.

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Payments companies. Increasingly, leading payments companies are integrating the Circle stablecoin network into their offerings as a means of settlement (directly or indirectly) for their customers. As the global digital assets ecosystem grows, these companies are building products that are “future proof” and enabled for increasing integration with the financial system. This includes payment processors, credit card networks, and money remittance services. We are working with leading payments companies like Visa, Mastercard, Stripe, Worldpay, and MoneyGram to facilitate stablecoin settlement on the Circle stablecoin network.

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Market makers and liquidity providers. Stablecoins such as USDC are made widely available through hundreds of retail and institutional platforms around the world. As a wholesale market infrastructure, we do not directly provide stablecoin liquidity to all of these venues and distribution channels; instead, we depend upon a global network of market makers and over-the-counter liquidity providers to supply USDC. These institutional trading firms play an important role in ensuring that USDC is widely accessible, including in dozens of international markets where they facilitate trading using local currencies and banking infrastructure. Leading global market makers and liquidity providers include Cumberland, Galaxy Digital, Wintermute Trading, and B2C2. For example, in December 2024, we entered into an agreement with Cumberland to expand liquidity and settlement capabilities in USYC and USDC over the course of a three-year term.

We are continually exploring opportunities to expand our product offerings to complement and increase the usage and utility of Circle stablecoins and the Circle stablecoin ecosystem.

Circle Payments Network

On May 21, 2025, we launched a new product initiative, Circle Payments Network (“CPN”), a new technology service that will connect eligible financial institutions (including banks, neo-banks, payment service providers, virtual asset service providers, and digital wallets) to facilitate real-time settlement of payments, starting with cross-border payments, using regulated stablecoins such as USDC and EURC. CPN is governed by a robust framework that requires participants to meet strict eligibility standards, including licensing, AML/CFT compliance, financial risk management, and cybersecurity protocols. In collaboration with our 29 design partners at launch, CPN is designed to support a broad spectrum of money movement use cases for businesses, financial institutions, and individuals—including supplier payments, remittances, payroll, capital markets settlement, internal treasury operations, and onchain financial applications. Powered by smart contract infrastructure and modular APIs, CPN will enable third-party developers to build advanced modules, app services, and automated financial workflows directly on top of CPN. To support the development of CPN, leading global financial institutions are contributing their expertise in global payments to assist us in designing CPN to ensure that it meets the needs of leading banks and financial institutions worldwide.

Circle Reserve Management

Sound reserve management (ensuring liquidity and preservation of reserve assets) is central to our operations.

The Circle stablecoin network benefits from the strength, operating resiliency, and risk management capabilities of the leading financial institutions that are part of our reserve management infrastructure. We hold reserves in a manner designed to ensure liquidity and preservation of reserve assets. See “Business—Reserve management standard” for information regarding our standards for managing Circle stablecoin reserves. In compliance with applicable laws and regulatory guidance, we (i) limit Circle stablecoin reserves to highly liquid financial instruments, (ii) hold reserves in accounts that are titled FBO holders of USDC and EURC, respectively, and (iii) do not lend, borrow against, or encumber the reserves. See “Business—Regulatory policy landscape—Principal U.S. federal and state regulatory regimes—Money transmitter and money services laws” for a discussion of the regulations governing our U.S. state licenses.

As of March 31, 2025, we held approximately 90% of USDC reserves in the Circle Reserve Fund, a government money market fund pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”) managed by BlackRock, one of the world’s largest asset managers, and available only to us. The assets within the Circle Reserve Fund are held in the custody of The Bank of New York Mellon (“BNY”), one of the largest asset custodians in the world. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Composition of USDC reserves” for additional information regarding the Circle Reserve Fund. The remaining portion of USDC reserves (typically 10-20%) are held as cash in accounts that are titled FBO holders of USDC, primarily with banks designated by the Financial Stability Board as global systemically important banks (“GSIBs”), which are subject to the highest capital and liquidity requirements and the greatest level of regulatory supervision in the world. A small fraction of USDC reserves is held as cash within several additional banks, which facilitate the flow of funds from reserves to Circle Mint customers. Currently, all EURC reserves are held only in cash.

Core to our reserve management infrastructure is reporting and independent assurance. Since the launch of USDC in September 2018 and EURC in June 2022, we have provided full transparency into assets comprising Circle stablecoin reserves, first on a monthly basis (on our website), then on a weekly basis (also on our website), and now, in the case of the Circle Reserve Fund, on a daily basis (on BlackRock’s website). Furthermore, since USDC’s launch, we have provided the public with independent, third-party monthly assurance over the value and composition of these assets from a leading public accounting firm (currently, a Big Four firm), whose reports are available for both USDC and EURC on our website.

Our Liquidity Services are integrated with the existing financial system

Additionally, core to Circle Liquidity Services is our integration with the existing financial system in order to provide robust primary liquidity (i.e., facilitating conversions between Circle stablecoins and fiat currency). We believe we have built a robust banking infrastructure, with onboarding at settlement banks that provide the primary market liquidity infrastructure to enable us to flow funds to and from Circle Mint customers to enable on- and off-ramping with Circle stablecoins. They provide multiple rails including 24/7/365 funds flow capabilities, wires, automated clearing house (“ACH”), SEPA, and similar regional domestic bank transfer networks as well as providing redundancy across rails. We continue to expand the network of banks that provide primary liquidity services to the Circle stablecoin ecosystem.

Summary risk factors

Our business and Class A common stock are subject to many risks, as more fully described in the “Risk factors” section immediately following this “Prospectus Summary” section. These risks include, among others:

•	We face intense and increasing competition.

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Competition from new and existing issuers offering competing products, combined with the rise of yield-bearing digital assets, including TMMFs, that are attractive to digital asset trading participants, may reduce market demand and circulation of Circle stablecoins.

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Stablecoins may face periods of uncertainty, loss of trust, or systemic shocks resulting in the potential for rapid redemption requests (or runs). Extreme scenarios, such as market shocks that affect the value of USDC’s reserves or simultaneous requests to redeem all or substantially all USDC in circulation, or concerns related to Circle stablecoin reserves, may lead to redemption delays and USDC reserves being insufficient to meet all redemption requests.

•	As a relatively new innovation, stablecoins are particularly susceptible to operational challenges and risks, including due to surges in demand.

•	Any negative publicity regarding stablecoins or the broader digital asset industry may have an outsized negative effect on consumer confidence.

•	The acceptance of Circle stablecoins could be negatively impacted by the disruptions in secondary marketplaces that facilitate the purchase and sale of Circle stablecoins.

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Although we have concluded that Circle stablecoins are not “securities” under U.S. federal securities laws and our offers and sales of Circle stablecoins are not securities transactions, any classification of Circle stablecoins as a “security,” or our offer or sale of Circle stablecoins in securities transactions, would subject us to additional regulation and could materially impact the operation of our business.

•	We hold a substantial amount of USDC reserves in the Circle Reserve Fund and thus are subject to risks associated with the issuer, the manager, and the custodian of the Circle Reserve Fund.

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Any significant disruption in our or our third-party service providers’ or partners’ technology could result in a loss of customers or funds and adversely impact our business, results of operations, financial condition, and prospects.

•	Our customers’ funds and digital assets may fail to be adequately safeguarded by us or the third-party service providers upon whom we rely.

•	Our inability to maintain existing relationships with financial institutions and similar firms or to enter into new such relationships could impact our ability to offer services to customers.

•	We are subject to credit risks in respect of counterparties, including banks and other financial institutions.

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If we are unable to maintain existing distribution and partnership arrangements or enter into additional distribution or partnership arrangements on less favorable financial terms, USDC and EURC in circulation and Circle’s financial results may be adversely affected.

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Our products and services may be exploited by our customers, employees, service providers, and other third parties to facilitate illegal activity such as fraud, money laundering, terrorist financing, gambling, tax evasion, and scams.

•	Our compliance and risk management methods might not be effective.

•	Fluctuations in interest rates could impact our results of operations.

•	We are subject to an extensive and highly evolving regulatory landscape.

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The regulatory environment to which we are subject gives rise to various licensing requirements, significant compliance costs and other restrictions, and noncompliance could result in a range of penalties, including fines, compliance costs, operational restrictions, reputational damage, and loss of licenses.

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We are subject to laws, regulations, and executive orders regarding economic and trade sanctions, anti-bribery, AML, and counter-terrorism financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them. As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

•	Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Company and corporate information

Our principal executive office is located at One World Trade Center, New York, NY 10007, and our telephone number is (332) 334-0660. Our website is www.circle.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

The offering

Class A common stock offered by us	14,800,000 shares (or 19,900,000 shares if the underwriters exercise their option to purchase additional shares in full).

Class A common stock offered by the selling stockholders	19,200,000 shares.

Option to purchase additional shares of Class A common stock	We have granted the underwriters an option for a period of 30 days to purchase up to 5,100,000 additional shares of Class A common stock to cover over-allotments.

Common stock to be outstanding immediately after this offering	Class A common stock: 202,550,578 shares (or 207,650,578 shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock: 19,989,537 shares.

Class C common stock: no shares.

Voting rights	Upon completion of this offering, we will have three authorized series of common stock: Class A common stock, which is entitled to one vote per share; Class B common stock, which is entitled to 5 votes per share (but the aggregate voting power of Class B common stock cannot exceed 30% of the total voting power of our capital stock); and Class C common stock, which does not have any voting power other than to the extent set forth in our certificate of incorporation or otherwise required by applicable law. Holders of our common stock vote together as a single class on all matters, except as otherwise set forth in our certificate of incorporation or as required by applicable law. See “Description of capital stock.”

Concentration of voting power	Our Class B common stock, which will be held by our founders, Jeremy Allaire and P. Sean Neville, and certain entities controlled by our founders, will represent 30% of the total voting power of our outstanding common stock following this offering (or 30% of the total voting power of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). Upon the completion of this offering, we will not be a “controlled company” within the meaning of the NYSE’s corporate governance standards.

Conversion rights

Our Class A common stock will not be convertible into any other securities. Our Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder. In addition, our Class B common stock will automatically convert into Class A common stock on a one-for-one basis upon any transfer, except for permitted transfers described in our certificate of incorporation, and in certain other circumstances such as the earliest of (1) in the case of any Class B common stock held by any entity controlled by Jeremy Allaire or P. Sean Neville, upon such entity ceasing to be controlled by Jeremy

Allaire or P. Sean Neville, (2) the first day on which the aggregate number of shares of Class B common stock held by Jeremy Allaire and certain entities controlled by Jeremy Allaire is less than 50% of the aggregate number of shares of Class B common stock held by Jeremy Allaire and such entities on the closing date of this offering, (3) the first day on which Jeremy Allaire is neither our Chief Executive Officer nor Chairperson of our board of directors, and (4) five years after the closing of this offering. Our Class C common stock is convertible into Class A common stock on a one-for-one basis in connection with certain assignments and transfers. See “Description of capital stock—Common stock—Conversion, exchange, and transferability.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $420.6 million, or approximately $570.0 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $125.3 million of the net proceeds from this offering to satisfy tax withholding and remittance obligations in connection with the vesting and net settlement of certain outstanding RSUs previously granted to our directors, officers, and employees, which will vest in connection with this offering, and to use the remainder for working capital and other general corporate purposes.

See “Use of proceeds” for a more complete description of the intended use of proceeds from this offering.

We will not receive any proceeds from sales of shares of Class A common stock by the selling stockholders.

Indication of interest	ARK Investment Management, LLC and/or its affiliated entities have indicated an interest in purchasing up to $150.0 million of shares of our Class A common stock being offered in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.

Risk factors	See “Risk factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common stock.

Proposed stock exchange symbol	“CRCL”

The number of shares of Class A common stock, Class B common stock and Class C common stock that will be outstanding after this offering is based on 185,168,418 shares of Class A common stock, 22,571,697 shares of Class B common stock and no shares of Class C common stock outstanding as of March 31, 2025, after giving effect to (i) the conversion of all outstanding shares of preferred stock into 139,806,913 shares of Class A common stock and the conversion of all outstanding shares of Class A common stock held by Jeremy Allaire and P. Sean Neville and certain entities controlled by Jeremy Allaire or P. Sean Neville into Class B common stock (collectively, the “Conversion”), which will occur immediately prior to the completion of this offering, and (ii) the vesting of approximately 9,624,397 outstanding RSUs (excluding approximately 129,304 RSUs outstanding as of March 31, 2025 that were subsequently forfeited) for which all vesting conditions will be met upon the commencement of trading of our Class A common stock on the NYSE without any modification to the vesting terms of such RSUs, which will result in approximately $125.3 million of tax withholding and remittance obligations (based on an assumed 42.0% tax withholding rate) and the net issuance of 5,438,969 shares of Class A common stock and 144,638 shares of Class B common stock in connection with the net settlement of such RSUs (“IPO RSU Vest”), and excludes:

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18,066,610 shares of Class A common stock and 3,582,084 shares of Class B common stock issuable upon the exercise of options outstanding as of March 31, 2025, at a weighted-average exercise price of $8.79 per share;

•	15,013,660 shares of Class A common stock and 562,586 shares of Class B common stock issuable upon the vesting of RSUs outstanding as of March 31, 2025;

•

10,930,578 shares of Class A common stock issuable upon the exercise of warrants outstanding as of March 31, 2025, at a weighted-average exercise price of $31.50 per share (of which warrants to purchase 3,379,698 shares of Class A common stock have expired subsequent to March 31, 2025);

•	1,132,761 shares of Class A common stock issuable upon the conversion of outstanding convertible notes outstanding as of March 31, 2025;

•	28,265,461 shares of Class A common stock reserved for future issuance under our Omnibus Incentive Plan, which will become effective in connection with this offering;

•	5,653,090 shares of Class A common stock reserved for future issuance under our Employee Stock Purchase Plan, which will become effective in connection with this offering;

•	2,682,392 shares of Class A common stock that we have reserved for donations to the Circle Foundation over 10 years; and

•	shares of Class A common stock reserved for issuance upon conversion of Class B common stock.

Unless otherwise indicated, all information contained in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation, including the effectiveness of the Conversion, which will occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase additional shares;

•

the IPO RSU Vest will result in approximately $125.3 million of tax withholding and remittance obligations and the issuance of 5,438,969 shares of Class A common stock and 144,638 shares of Class B common stock; and

•	no exercise of options and warrants outstanding as of March 31, 2025 and, other than the IPO RSU Vest, no vesting and settlement of RSUs outstanding as of March 31, 2025.

Summary consolidated financial data

The following summary consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2024, 2023, and 2022 is derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 is derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and reflect, in the opinion of management, adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited condensed consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any interim period are not necessarily indicative of the results to be expected for the full fiscal period.

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024	2023	2022
(in thousands, except per share information)	(unaudited)

Revenue and reserve income
Reserve income	$557,911	$359,639	$1,661,084	$1,430,606	$735,885
Other revenue	20,662	5,455	15,169	19,860	36,167

Total revenue and reserve income from continuing operations	578,573	365,094	1,676,253	1,450,466	772,052

Distribution, transaction, and other costs
Distribution and transaction costs	347,312	202,742	1,010,811	719,806	286,953
Other costs	335	3,995	6,553	7,918	22,401

Total distribution, transaction, and other costs	347,647	206,737	1,017,364	727,724	309,354

Operating expenses
Compensation expenses	75,620	61,149	263,410	296,055	212,961
General and administrative expenses	30,684	30,517	137,283	100,128	82,272
Depreciation and amortization expense	13,880	11,593	50,854	34,887	13,277
IT infrastructure costs	7,672	6,334	27,109	20,722	11,835
Marketing expenses	3,860	818	17,326	36,544	78,839
Gain on sale of intangible assets	—	—	—	(21,634)	—
Merger termination expenses	—	—	—	—	44,194
Digital assets (gains) losses and impairment	6,270	(4,373)	(4,251)	(13,488)	57,436

Total operating expenses	137,986	106,038	491,731	453,214	500,814

Operating income (loss) from continuing operations	92,940	52,319	167,158	269,528	(38,116)
Other income (expense), net	(3,103)	20,557	54,416	49,421	(720,393)

Net income (loss) before income taxes	89,837	72,876	221,574	318,949	(758,509)
Income tax expense	25,046	24,237	64,583	47,400	3,263

Net income (loss) from continuing operations	64,791	48,639	156,991	271,549	(761,772)
Loss from operations of discontinued businesses	—	—	(1,324)	(3,987)	(7,075)

Net income (loss)	$64,791	$48,639	$155,667	$267,562	$(768,847)

Basic earnings (loss) per common share	$0.00	$0.00	$0.33	$0.95	$(16.48)
Diluted earnings (loss) per common share	$0.00	$0.00	$0.30	$0.78	$(16.48)
Weighted-average common shares used to compute earnings (loss) per share, basic	57,966	53,976	54,413	47,265	46,663
Weighted-average common shares used to compute earnings (loss) per share, diluted	75,650	72,778	73,042	67,549	46,663
Unaudited pro forma basic earnings per common share(1)	$0.33		$0.80
Unaudited pro forma diluted earnings per common share(1)	$0.29		$0.73
Unaudited pro forma weighted-average common shares used to compute earnings per share, basic(1)	197,748		193,784
Unaudited pro forma weighted-average common shares used to compute earnings per share, diluted(1)	215,432		212,413

Other financial information:
Adjusted EBITDA(2)	$122,439	$76,258	$284,871	$395,230	$96,276

(1)	Pro forma information gives effect to the Conversion as though the Conversion had occurred as of the beginning of the period or on the date of issuance, if later.

(2)	To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income (loss) from continuing operations excluding: depreciation and amortization expense; interest expense, net of amortization of discounts and premiums; interest income; income tax expense; stock compensation expense; certain legal expenses; realized and unrealized (gains) losses, net, on digital assets held for investment and other related investments; realized (gains) losses on available-for-sale debt securities; impairment losses on strategic investments; merger termination expenses; restructuring expenses; acquisition-related costs; change in fair value of convertible debt, warrant liability, and embedded derivatives; (gains) losses on sale of long-lived assets; and foreign currency exchange loss. For additional information regarding our use and the limitations of Adjusted EBITDA, see “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures.”

The following table reconciles Adjusted EBITDA to net income (loss) from continuing operations, the most closely comparable GAAP financial measure, for the periods indicated:

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024	2023	2022
				(in thousands)
Net income (loss) from continuing operations	$64,791	$48,639	$156,991	$271,549	$(761,772)

Adjusted for:
Depreciation and amortization expense	13,880	11,593	50,854	34,887	13,277
Interest expense, net of amortization of discounts and premiums	335	497	1,906	1,912	2,684
Interest income(1)	(7,965)	(8,353)	(34,712)	(29,262)	(8,645)
Income tax expense	25,046	24,237	64,583	47,400	3,263
Stock compensation expense	12,716	9,480	50,134	107,999	69,266
Legal expense(2)	1,905	1,678	9,281	2,325	2,604
Realized and unrealized (gains) losses, net, on digital assets held for investment and other related investments	8,263	(4,363)	(9,464)	2,239	1,354
Realized (gains) losses on available-for-sale debt securities	—	(3)	(88)	—	16,624
Impairment losses on strategic investments	—	—	2,358	1,611	11,242
Merger termination expenses(3)	—	—	—	—	44,194
Restructuring expenses(4)	—	760	3,186	—	—
Acquisition-related costs(5)	535	—	1,054	—	2,346
Change in fair value of convertible debt, warrant liability, and embedded derivatives	2,382	(8,095)	(11,653)	(24,865)	698,936
(Gains) losses on sale of long-lived assets	12	47	73	(21,521)	—
Foreign currency exchange loss	539	141	368	956	903

Adjusted EBITDA	$122,439	$76,258	$284,871	$395,230	$96,276

(1)	Reflects interest income from corporate cash and cash and cash equivalents balances. For the avoidance of doubt, this amount does not include the impact of reserve income.

(2)	Reflects litigation expenses related to the FT Partners litigation and settlement expenses related to legacy businesses. Refer to Note 23 to our audited consolidated financial statements and Note 22 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a summary of these legal matters.

(3)	Reflects one-time termination expenses incurred in connection with the termination of merger agreement.

(4)	Reflects one-time restructuring expenses incurred in connection with the Redomiciliation.

(5)	Reflects legal and professional services costs related to the Hashnote acquisition in 2024 and the first quarter of 2025 and the Billeto and Cybavo acquisitions in 2022.

	As of March 31, 2025
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Total current assets	$61,501,891	$61,501,891	$61,797,193
Total assets	62,262,397	62,262,397	62,557,699
Total current liabilities	60,289,036	60,289,036	60,289,036
Total liabilities	60,376,919	60,376,919	60,376,919
Redeemable convertible preferred stock	1,140,502	—	—
Total stockholders’ equity	744,976	1,885,478	2,180,780

(1)	The pro forma financial information gives effect to the Conversion.

(2)	The pro forma as adjusted information gives effect to the pro forma adjustments in footnote (1) above and to (i) this offering, including our issuance and sale of 14,800,000 shares of Class A common stock and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the IPO RSU Vest, including our payment of approximately $125.3 million in satisfaction of tax withholding and remittance obligations and the issuance of 5,438,969 shares of Class A common stock and 144,638 shares of Class B common stock in connection with the net settlement of such RSUs.

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the notes thereto, before deciding to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks actually occurs, our business, results of operations, financial condition, and prospects would likely suffer. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks related to our business and industry

We face intense and increasing competition.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend in part on the continued growth of the Circle stablecoin network, our ability to monetize the Circle stablecoin network, and our ability to innovate and create successful new products and services and improve existing products and services.

Although there may be certain regulatory and other barriers to enter the markets we serve, we nonetheless expect our competition to continue to increase. We face competition from both established enterprises and early-stage companies that are attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to digital financial services products, significantly greater financial, technical, marketing, and other resources, and larger customer bases than we do. This may allow them to offer more competitive pricing or other terms or features, a broader range of digital financial products, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in end-user and customer preferences. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share or revenues, they may offer terms, including fee structures, that are more favorable than ours, which could result in a decrease of our market share or revenues or lead us to adopt less profitable business practices, or otherwise exert downward pressure on our results of operations. For example, actions and policies of our distributors, over which we do not control or oversee, could negatively impact our results of operations. In any case, with increased competition, we may be required to incur additional costs or expenses relative to our revenue to maintain or grow the Circle stablecoin network and the market acceptance of our products and services.

Our current or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services, which could attract end-users and customers away from our products and services. For example, we are seeing a rapidly evolving market structure in digital asset trading markets, and certain major trading firms are moving towards TMMFs as a form of collateral. Particularly in the current high interest rate environment, the option to invest in TMMFs or other yield-bearing digital assets has become increasingly attractive relative to holding non-yield bearing stablecoins, especially for those planning to hold these assets for an extended period of time. Therefore, as TMMFs become more readily accessible and widely integrated on blockchains as a form of collateral in margin trading, we expect to continue to see a shift toward the use of TMMFs or other yield-bearing digital assets, which could adversely affect the competitiveness and usage of USDC and EURC in this type of use case. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

We currently compete at multiple levels with a variety of competitors, including:

•	payment services;

•	fiat-backed, asset-backed, digital asset-collateralized, algorithmic, non-backed and yield-bearing tokens;

•	blockchain infrastructure services;

•	digital asset safekeeping services;

•	banks and nonbank financial institutions; and

•	digital wallet providers platforms.

In particular, we compete with and rely on traditional banks for many of the services we offer. We are subject to regulation by a variety of state and federal regulators across our products and services, and we rely on banks to provide banking services to our customers. This regulation by multiple federal, state, and local authorities increases our compliance costs, as we navigate multiple regimes with different examination schedules and processes and varying disclosure requirements. In addition, while the potential introduction of stablecoin legislation could establish a clear legal and regulatory framework, it may also lower the barriers to entry for new market participants. In particular, banks with well-established customer bases and financial infrastructures may decide to enter the stablecoin industry, which could intensify competition and cannibalize our growth opportunities.

We believe that our ability to compete depends upon many factors, both within and beyond our control, including the following:

•	the size, diversity, and activity levels of our end-user and customer base;

•	the timing and market acceptance of products and services, including developments and enhancements to those products and services offered by us and our competitors;

•	trust, perception, and interest in the digital asset industry and in our products and services;

•	customer service and support efforts;

•	selling and marketing efforts;

•	the ease of use, performance, price, and reliability of solutions developed either by us or our competitors;

•	changes in economic conditions and government regulation and policies;

•	our ability to successfully execute on our business plans;

•	our ability to successfully integrate new products and services with our existing ones;

•	our ability to continue to enhance our technical infrastructure and technology;

•	our ability to enter new markets;

•	our ability to maintain and grow our partnerships with other market participants;

•	general digital payments, capital markets, blockchain, and stablecoin market conditions; and

•	our brand strength relative to that of our competitors.

If we are unable to successfully compete in our industry, our business, results of operations, financial condition, and prospects could suffer materially.

Competition from new and existing issuers offering competing products, combined with the rise of yield-bearing digital assets, including TMMFs, that are attractive to digital asset trading participants, may reduce market demand and circulation of Circle stablecoins.

With significant growth in the stablecoin market and an increasing understanding that it represents one of the largest potential new markets for financial and payments infrastructures, we expect to continue to see intense competition. In addition, the emergence of yield-bearing digital assets represents an additional source of competition, particularly in light of the current high interest rate environment, which has amplified the opportunity cost of holding stablecoins relative to other yield-bearing digital assets. See “Business—Competitive landscape” for a discussion of the competition within the digital asset industry (including from other stablecoins and yield-bearing digital assets). Stablecoins and other digital assets that are currently issued or may in the future be issued by digital asset trading platforms, major existing global payments companies, major asset management firms, and banks—along with decentralized algorithmic tokens—are likely to increase competitive pressure on Circle stablecoins and could slow our growth or cause significant declines in our market position. Given the inherent network effects that accompany stablecoin usage, a rapidly growing competitor, or a well-established payments company, asset management company, or bank that enters the market, could gain enough market share to ultimately limit the viability of Circle stablecoins. As an example of such an adverse impact, the amount of USDT in circulation (the largest stablecoin by stablecoins in circulation, issued by Tether) increased while the amount of USDC in circulation declined for nearly a one year period from late 2022 to late 2023, which we believe reflects the different use cases and underlying competitive dynamics for the two stablecoins. New categories of products that provide novel and attractive features, such as yield-bearing digital assets (including TMMFs), could also gain market acceptance at any time, which may compete with Circle stablecoins and cannibalize our market share, particularly if we fail to anticipate such market shifts or are slow to enter into these nascent markets.

In addition, we issue a TMMF, USYC, following our acquisition of Hashnote. The issuance of USYC represents a new facet of our business, and there is no guarantee that we will be successful. USYC may not gain traction relative to existing TMMFs and new TMMFs that compete with USYC may enter the market at any time. In addition, the success of USYC may adversely affect the competitiveness of USDC and EURC as margin collateral, as trading participants naturally gravitate towards yield-bearing digital assets in this particular type of use case. Our entry into this market may also impact our marketing strategy, and we may not be able to anticipate how our customers, shareholders, and the market will perceive and respond to any such shift. The pursuit of new product offerings may also divert management’s attention and redirect the flow of resources away from USDC and EURC. The risks associated with issuing a TMMF in general, and the specific risks of incorporating them into our existing business model, could hinder our ability to successfully implement our business plans and achieve our strategic objectives.

Stablecoins may face periods of uncertainty, loss of trust, or systemic shocks resulting in the potential for rapid redemption requests (or runs). Extreme scenarios, such as market shocks that affect the value of USDC reserves or simultaneous requests to redeem all or substantially all USDC in circulation, or concerns related to Circle stablecoin reserves, may lead to redemption delays and USDC reserves being insufficient to meet all redemption requests.

Privately issued stablecoins may be subject to the risk of significant and concentrated redemption requests, even when they are fully reserved with high quality liquid assets such as cash and short-dated U.S. government obligations. If we experience significant and concentrated redemption requests with respect to one or more Circle stablecoins, we may need to liquidate a significant portion of Circle stablecoin reserve assets to meet such requests. In extreme cases, the market for the short-dated U.S. government obligations held by the Circle Reserve Fund might not be sufficiently liquid for BlackRock to liquidate them in a way that allows us to meet redemption demands in a timely manner, which could potentially lead to redemption delays. In the most extreme cases, such as a request to immediately redeem all or substantially all of the USDC in circulation, the market for short-dated U.S. government obligations could experience price instability and the USDC reserve may not be sufficient to cover all such redemption requests. When reserve assets and proceeds from reserve assets are not sufficient to cover all redemption requests, we would be required under the laws governing our licenses and registrations as well as under the Circle Mint user agreement (which provides for the redemption of Circle stablecoins on a one-to-one basis for Circle Mint customers) to use our own capital to make up any shortfall. See “Business—Regulatory policy landscape.” Our reserve management standard, which, in compliance with applicable laws and regulatory guidance, limits reserve assets to highly liquid financial instruments, is designed to materially mitigate these risks. See “Business—Reserve management standard” and “Business—Regulatory policy landscape.” However, our reserve and other policies cannot deter, prevent, or fully protect against significant redemption demand or the ability for the Circle Reserve Fund to meet our redemption requests and banks to meet our withdrawal requests for demand deposits. Currently, all EURC reserve assets are held only in cash.

Market participants have increasingly shown concern about the sufficiency and liquidity of reserves for dollar-denominated stablecoins such as USDT and USDC, including due to issues in the traditional financial markets. For example, in March 2023, we announced that we had initiated transfers of the more than $3 billion of deposits from Silicon Valley Bank (“SVB”) to other banks, but those transfers failed to settle before the Federal Deposit Insurance Corporation (the “FDIC”) placed the bank into receivership. Although all of these funds were ultimately made available and transferred to new banks, concerns related to Circle’s access to these funds caused USDC to experience a temporary price dislocation on certain secondary trading markets during the period when banks were closed and until the resulting backlog of redemption requests had been cleared, and the amount of USDC in circulation decreased thereafter.

In addition, given the foundational role that stablecoins play in global digital asset markets, stablecoin growth has been tied closely to growth in digital asset markets. As a result, systemic risks that manifest themselves in the digital asset markets may lead to higher-than-normal redemption requests on Circle stablecoins, which could lead to significant and concentrated redemption requests with respect to one or more Circle stablecoins. The collapse of TerraUSD and LUNA in May 2022 underscored the risks associated with algorithmic tokens, which are continuing to play out as trading firms and retail and institutional lenders are facing liquidation and insolvency in the aftermath, as reflected in the Voyager Digital Ltd. and Celsius Network LLC insolvency proceedings, among others. Additionally, the collapse and subsequent insolvency proceedings of FTX also expose the contagion risks related to the broader digital asset market.

These market events have brought significantly more attention to some of the risks with digital assets, and we believe have contributed, in part, to outflows from USDC at such times. We believe these events in the traditional financial markets and digital asset markets have underscored the importance of robust transparency, audits, and having regulated stablecoins as building blocks for trust and the functioning of a well-regulated, orderly market for digital assets. While the digital asset market has shown signs of recovery, the full extent of these events may not yet be known. Impacts include, but are not limited to, the consequent and ongoing financial distress and bankruptcy of certain digital asset market participants, loss of confidence in the broader digital asset market, reputational harm to digital asset market participants, increased negative publicity of the broader digital asset market, heightened scrutiny by regulators and lawmakers, and calls for increased regulation of digital assets and digital asset market participants. Except as described elsewhere in this prospectus (see “Management’s discussion and analysis of results of operations and financial condition—Key factors affecting operating results—Exogenous events and macro trends”), we have had no material direct impact to our business, financial condition, customers, or counterparties from these events; however, these events caused changes to the digital asset market as described above, which indirectly impacted our business and our revenue potential. We do not have any known material financial exposure to any digital asset market participant that faced insolvency and liquidity issues, experienced excessive redemptions or suspended redemptions or withdrawals of digital assets, allegedly mishandled customer funds, or experienced significant corporate compliance failures in connection with these events.

We are unable to predict the timing or severity of any runs on Circle stablecoins. For example, the collapse of one digital asset or company, including those in the traditional finance sector, such as banks, may result in contagion effects for Circle or the broader digital asset market.

As a relatively new innovation, stablecoins are particularly susceptible to operational challenges and risks, including due to surges in demand.

The relative novelty of stablecoins may pose operational challenges and risks. In particular, some blockchains that support stablecoins have limited operating histories, have not been validated in production, have vulnerabilities that could be abused by malicious users, and are still in the process of developing and making significant decisions that will affect their respective underlying blockchains. Those features could lead to novel operational risks related to the settlement and validation of transactions, which could result in fraudulent misuse of such blockchains involving Circle stablecoins or otherwise adversely affect the stablecoins whose protocols are built on top of such blockchains. Failures in one or more public blockchains could result in sustained periods where end-users cannot access or transfer their Circle stablecoins, which could result in Circle stablecoins losing their reputation as a safe and reliable payment technology. Furthermore, we have in the past experienced and may in the future encounter periods of extreme and persistent minting activities, which may result in operational delays in accepting fiat currencies, including due to capacity constraints or otherwise, at the banking institutions where our reserves are currently held. Such delays in processing users’ minting requests could negatively impact our ability to attract market entrants and may cause demand to shift toward our competitors.

Moreover, the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular blockchain network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or otherwise stymie such network’s utility and ability to respond to challenges and grow.

Any negative publicity regarding stablecoins or the broader digital asset industry may have an outsized negative effect on consumer confidence.

As is the case with other novel technology, compared to more established and well-known industries, any negative publicity regarding blockchain technology and digital assets companies could have an outsized negative effect on confidence in blockchain technology in general and Circle stablecoins in particular. For example, since the inception of blockchain technology, there have been incidents of smart contract developers acting maliciously and misappropriating funds, and numerous digital asset businesses and platforms have been sued, investigated, or shut down due to fraud, illegal activities, the sale or issuance of unregistered securities, manipulative practices, business failure, and cyberattacks or security breaches. In addition, the energy usage and environmental impact of certain blockchains have attracted considerable attention, which could potentially create a negative consumer sentiment and perception of digital assets and delay a wider acceptance and use of Circle stablecoins, whether or not Circle stablecoins are available on those blockchains.

The acceptance of Circle stablecoins could be negatively impacted by the disruptions in secondary marketplaces that facilitate the purchase and sale of Circle stablecoins.

The various markets for stablecoins have varying degrees of liquidity. There is no assurance that there will continue to be an active and liquid secondary market for any market participant to buy or sell Circle stablecoins. We provide Circle Mint customers the ability to mint and redeem USDC and EURC directly from us on a one-for-one basis for the U.S. dollar and the euro, respectively, as well as end-users that are not Circle Mint customers the ability to redeem USDC and EURC directly from us on a one-for-one basis for the U.S. dollar and the euro, respectively, in our role as the redeemer of last resort. All end-users can purchase, sell, or exchange Circle stablecoins in the secondary markets. However, significant disruptions at secondary marketplaces caused by technical, operational, security, legal, or regulatory issues could cause non-Circle Mint customers to have limited access to markets to obtain Circle stablecoins, cause non-Circle Mint customers to have limited access to markets to exchange their Circle stablecoins for fiat currency or other digital assets, or cause temporary market pricing dislocations, which could have a material adverse effect on the acceptance and use of Circle stablecoins.

Negative developments regarding, including a run on, USDT could adversely affect our business, results of operations, financial condition, and prospects.

USDT is currently the largest stablecoin as measured by the amount of stablecoins in circulation, according to CoinMarketCap. As a result, negative developments regarding, or the actual or perceived instability of, USDT could cause a loss of trust in other stablecoins, including Circle stablecoins, adversely affect the stablecoin industry and the digital assets ecosystem as a whole, and result in dramatic market volatility for stablecoins specifically and digital assets generally. A temporary price dislocation in the secondary markets or an outright run on USDT could lead to sustained redemption demand for, a run on, or a similar price dislocation of Circle stablecoins in the secondary markets. Conversely, significant outflows from USDT could also result in significant inflows into USDC, which could outpace our ability to mint sufficient USDC to meet such demand. Although we have never experienced any inability to accommodate customer minting or redemption requests when other stablecoins experienced such price dislocation, it is possible that the volatility of inflows and outflows and the demand for minting or redemptions could be so strong that we may encounter operational difficulties in meeting such demand.

The launch of central bank digital currencies (“CBDCs”) may adversely impact our business.

The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued stablecoins, or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for USDC, EURC, and other potential future Circle stablecoins.

Although we have concluded that Circle stablecoins are not “securities” under U.S. federal securities laws and our offers and sales of Circle stablecoins are not securities transactions, any classification of Circle stablecoins as a “security,” or our offer or sale of Circle stablecoins in securities transactions, would subject us to additional regulation and could materially impact the operation of our business.

We believe that Circle stablecoins are not securities and that the transactions in which we offer and sell them are not securities transactions under U.S. law.

We have continually evaluated Circle stablecoins against the various definitions of “security” under U.S. federal securities laws and federal court decisions interpreting the elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases. Our position that neither USDC nor EURC is a “security,” and that our offers and sales of USDC and EURC are not securities transactions, is premised, among other reasons, on our conclusion that neither USDC nor EURC, nor our offers and sales of USDC and EURC, meet the elements of the Howey test or satisfies the Reves test. Among the reasons for our conclusion that neither USDC nor EURC is a security , nor our offers and sales of USDC and EURC are securities transactions, under these tests is that holders of USDC and EURC do not have a reasonable expectation of profits from our efforts in respect of their holding of USDC and EURC. Circle stablecoin ownership does not convey the right to receive any interest, rewards, or other returns in respect of their holding of Circle stablecoins. In addition, reserves backing Circle stablecoins are composed solely of low-risk and readily liquid assets—such as short-term U.S. Treasuries and cash equivalents—and are, at all times, held in amounts that equal or exceed the value of Circle stablecoins in circulation. In addition, such reserves are used only for redemption of Circle stablecoins and not for our (or any other entity’s) operational or general business purposes; are not otherwise lent, pledged, or rehypothecated for any reason; and are held in a manner designed not to subject them to claims of third parties. Furthermore, we market Circle stablecoins to the public solely for use in commerce, as a means of making payments, transmitting money, and/or storing value, and not as investments. Recent court decisions also support our analysis. For example, in June 2024, a federal district court granted in part Binance’s motion to dismiss against the SEC. The court found that Binance’s stablecoin BUSD was not credibly alleged to be offered or sold in a securities transaction and found implausible the SEC’s allegation that Binance’s promises to develop the BUSD “ecosystem” would lead purchasers to expect an increase in value “when the alleged defining feature of the ‘stablecoin’ was that its value would remain constant.”

On April 4, 2025, the SEC’s Division of Corporation Finance (the “Division”) issued a statement (the “April 4 Statement”) that clarified the Division’s view that the offer and sale of Covered Stablecoins—defined as stablecoins that are designed to maintain a stable value relative to the U.S. dollar on a one-for-one basis, can be redeemed for U.S. dollars on a one-for-one basis, and are backed by assets held in a reserve that are considered low-risk and readily liquid with a U.S. dollar-value that meets or exceeds the redemption value of the stablecoins in circulation—do not involve the offer and sale of securities within the meaning of U.S. federal securities laws when marketed in the manner and under the circumstances described in the April 4 Statement. Our view is that USDC satisfies the definition of Covered Stablecoins set forth in the April 4 Statement and that our offer and sale of USDC is not an offer of securities under U.S. federal securities laws, although neither the SEC nor the Division has concurred with our view. In addition, although EURC is euro-denominated and thus does not satisfy the definition of Covered Stablecoins set forth in the April 4 Statement, it is our view that EURC would satisfy such definition but for the fact that all relevant currency denominations for EURC are in euros rather than U.S. dollars. Accordingly, our view is that our offer and sale of EURC also does not involve the offer and sale of securities within the meaning of U.S. federal securities laws, although neither the SEC nor the Division has concurred with our view.

We acknowledge, however, that the SEC, a court, state regulators, state attorneys general, or other regulatory authorities could take a different view. The regulatory treatment of stablecoins has drawn significant attention from legislative and regulatory bodies around the world, including from a variety of U.S. congressional committees and financial regulators. Application of securities laws to the specific facts and circumstances of digital assets is complex and subject to change. Our conclusion, even if reasonable under the circumstances and in our view consistent with the April 4 Statement, would not preclude legal or regulatory action based on a finding that either USDC or EURC is a “security,” or was offered or sold by us in a securities transaction. As such, we are at risk of enforcement proceedings against us, which could result in potential injunctions, cease-and-desist orders, fines, and penalties if any Circle stablecoins were determined to be a security, or our offer and sale of any Circle stablecoin were determined to be a securities transaction by a regulatory body or a court. In such cases, USDC and EURC customers that purchased directly from Circle could also have rescission rights under applicable securities laws.

If one or more Circle stablecoins were classified as “securities,” or offered or sold in securities transactions, we and other market participants engaging with Circle stablecoins would be subject to significant additional regulation, much of which is incompatible with our and their current practices. Among other things, this would require us to register the offer and sale of Circle stablecoins under the Securities Act (absent an available exemption) and could obligate us to register as a broker-dealer or in other categories with respect to our role in facilitating transactions in Circle stablecoins. Third-party market intermediaries could be required to register in a number of capacities. See “—If Circle stablecoins were classified as “securities” under U.S. securities laws, only registered broker-dealers would be able to intermediate sales of Circle stablecoins between us and purchasers, which they may be unable to do consistent with their regulatory requirements.”

Moreover, although we believe that Circle stablecoins are not “securities” under U.S. federal securities laws, either in general or when offered and sold as currently conducted by us, third parties, including our business partners, may create and market investment products related to or involving Circle stablecoins that could involve the offer and sale of a “security” under U.S. federal securities laws. In such cases, the failure of third parties to properly register such offer and sale (or avail themselves of an exemption from such requirements) would constitute a violation of U.S. federal securities laws, which could result in increased regulatory scrutiny of us and our business, negative publicity regarding, and loss of confidence in, us and Circle stablecoins, and, if such third parties are business partners, the loss of such relationships.

If Circle stablecoins were classified as “securities” under U.S. securities laws, only registered broker-dealers would be able to intermediate sales of Circle stablecoins between us and purchasers, which they may be unable to do consistent with their regulatory requirements.

We believe that Circle stablecoins are not “securities” under U.S. federal securities laws. See “—Although we have concluded that Circle stablecoins are not “securities” under U.S. federal securities laws and our offers and sales of Circle stablecoins are not securities transactions, any classification of Circle stablecoins as a “security,” or our offer or sale of Circle stablecoins in securities transactions, would subject us to additional regulation and could materially impact the operation of our business.” If Circle stablecoins were nonetheless classified as “securities”, there would be additional regulatory compliance obligations relating to transactions in Circle stablecoins. A person in the United States that engages in the business of effecting transactions in securities for the account of others, or buys and sells securities for its own account as part of a regular business, may be subject to registration with and regulation by the SEC and self-regulatory organizations as a “broker” or “dealer” under the Exchange Act. Current SEC and FINRA regulatory requirements do not contemplate transactions in digital assets that are securities (“digital asset securities”), and it is not clear how trading in such assets could currently be achieved in full compliance with all relevant regulations. We would not be able to sell Circle stablecoins through an intermediary until a registered broker-dealer (whether an affiliate of ours or a third party) was able to facilitate these transactions in a compliant manner. Once registered, a new broker-dealer would be subject to, among other things, prescribed regulations governing advertising, KYC, financial responsibility, and customer protection (i.e., custody and safeguarding of customer assets) and it will be subject to periodic examination by the SEC and FINRA to assess its operations and the adequacy of its regulatory compliance. Further, compliant secondary market trading of digital asset securities under existing laws, regulations, and guidance may be impractical, greatly impacting the ability of holders of Circle stablecoins to buy and sell their stablecoins, as broker-dealers and other market intermediaries likely would be unwilling to effect such purchases and sales, which could prevent us from continuing to administer our Circle stablecoin operations as currently operated.

We intend to offer and support certain digital assets classified as “securities” under U.S. securities laws, and thus must comply with applicable securities laws.

We intend to offer and support certain digital assets classified as “securities” under U.S. securities laws. For example, we issue USYC, a TMMF, following our acquisition of Hashnote. We acknowledge that such yield-bearing digital assets are “securities” under U.S. securities laws. As such, we will only offer USYC and any other such products in reliance upon an exemption to the registration requirements of the Securities Act or pursuant to an effective registration statement and will not offer such products in the United States or to U.S. persons in a manner that would constitute a public offering absent registration. To the extent that we issue additional digital assets, we must analyze whether such digital assets could be deemed securities under U.S. federal and other relevant securities laws. If we determine that such digital assets constitute “securities” under U.S. securities laws, we must ensure that the offer and sale of such digital assets are made in compliance with applicable securities laws. We have policies and procedures with respect to the offer and sale of digital asset securities that are designed to ensure compliance with applicable securities laws. However, there can be no assurance that such policies and procedures will guarantee that our activities with respect to digital asset securities are conducted in compliance with applicable securities laws. If we violate the securities laws with respect to such digital asset securities, the amount of fines, penalties, and other damages that we could incur as a result could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We hold a substantial amount of USDC reserves in the Circle Reserve Fund and thus are subject to risks associated with the issuer, the manager, and the custodian of the Circle Reserve Fund.

As of March 31, 2025, Circle held approximately 90% of USDC reserves in the Circle Reserve Fund, a government money market fund pursuant to Rule 2a-7 under the 1940 Act managed by BlackRock, one of the world’s largest asset managers, and available only to Circle. The assets within the Circle Reserve Fund are held in the custody of BNY, one of the largest asset custodians in the world. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Composition of USDC reserves” for additional information regarding the Circle Reserve Fund. The Circle Reserve Fund’s investments and business operations are managed by BlackRock Advisors, LLC, as investment manager, subject to oversight of BlackRock Funds’ board of trustees. If the terms of the Circle Reserve Fund are modified in a way that no longer suits our objectives, or if BlackRock manages the Circle Reserve Fund in a manner inconsistent with our reserve management standard (see “Business—Reserve management standard”), we may redeem our shares of the Circle Reserve Fund and replace the services provided by BlackRock with other investment managers, which might lead to additional transaction costs; we do not have other recourse (other than under the securities laws if BlackRock manages the Circle Reserve Fund in a manner inconsistent with the fund’s prospectus). If the Circle Reserve Fund is no longer available to us, we must identify other methods to manage a substantial amount of USDC reserves, such as by identifying additional appropriate government money market funds and establishing additional relationships with financial institutions and similar firms, which we may not be able to do in a timely manner. In addition, we believe that USDC holders’ trust in USDC and USDC reserves is, in part, based on their perceptions of the issuer, asset manager, and the custodian of the Circle Reserve Fund. As a result, if either BlackRock or BNY suffers significant negative publicity or damage to its reputation or if we choose to partner with other asset managers or custodians that are not viewed as having equivalent expertise or reputation, trust in USDC could be negatively affected, which could result in an adverse impact on our business, results of operations, financial condition, and prospects.

Future developments regarding the treatment of Circle stablecoins and other stablecoins for U.S. federal income, state, and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of stablecoins and other digital assets, there is an absence of law and judicial precedent on their treatment for U.S. federal, state, and foreign income tax purposes. We do not know with any certainty when or if additional guidance will be provided. Changes to the tax law could lead to adverse tax consequences in the future.

In 2014, the U.S. Internal Revenue Service (the “IRS”) released a notice (the “IRS Notice”) discussing certain aspects of “convertible virtual currency” (that is, a digital asset that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes. The IRS stated that a digital asset (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions” (the “Ruling & FAQs”) that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital assets are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital assets. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of stablecoins. Furthermore, the IRS Notice states that no inference should be drawn with respect to virtual currencies not described therein.

The types of virtual currencies addressed in the IRS Notice and their features are significantly different from Circle stablecoins and stablecoins in general. Whereas the value of the types of virtual currencies addressed in the Notice reflect a variety of factors, such as perceived utility, they are not subject to a requirement by the issuer to redeem them on a one-for-one basis for fiat currency. Although we believe our treatment of digital asset transactions is consistent with existing guidance provided by the IRS, because of the rapidly evolving nature of digital asset innovations and the increasing variety and complexity of digital asset products, it is possible the IRS may disagree with our treatment, which could adversely affect our customers and end-users and the vitality of our business. Similar uncertainties exist in the foreign markets in which we operate, affecting our non-U.S. customer and end-user base. These uncertainties and potential adverse interpretations of tax law could affect our non-U.S. customers and non-U.S. end-users and the vitality of our products and services outside of the United States.

There can be no assurance that the IRS or other foreign tax authority will not alter or clarify its position with respect to digital assets generally and stablecoins specifically in the future. It is also unclear what additional guidance may be issued in the future on the treatment of existing stablecoin and digital asset transactions and future innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS or foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for both holders and issuers of digital assets and the value of digital assets more generally. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of stablecoins and other digital assets transactions impacts our customers and end-users, and could negatively impact our business, both domestically and abroad.

Developing new products and services may require substantial expenditures and such products and services may not gain market adoption, which could adversely affect our business, results of operations, financial condition, and prospects.

Our industry has been characterized by many rapid, significant, and disruptive products and services in recent years. We face intense and increasing competition from both established enterprises and early-stage companies. Our ability to grow our end-user base, capture new revenue streams, and monetize opportunities depends heavily on our ability to innovate and create successful new products and services, both independently and in collaboration with third-party partners. Developing new products and services may require substantial expenditures, divert management’s attention, consume considerable time and resources, and ultimately may not be successful. New product or service offerings could fail to attract customers and generate revenue. In addition, if new product or service offerings do not integrate effectively with our existing offerings, we may be unable to realize expected synergies or deliver enhanced utility for the Circle stablecoin ecosystem. If we fail to introduce new and improved products and services, or if such offerings are not favorably received or adopted by the market, our business, results of operations, financial condition, and prospects could be adversely affected.

Any significant disruption in our or our third-party service providers’ or partners’ technology could result in a loss of customers or funds and adversely impact our business, results of operations, financial condition, and prospects.

Our reputation and ability to attract and retain customers and grow our business depends on our ability to operate our service at high levels of reliability, scalability, and performance, including the ability to process and monitor, on a daily basis, a large number of transactions that occur at high volume and frequencies across multiple systems. The proper functioning of our products and services, the ability of our customers to make and receive payments, and our ability to operate at a high level are dependent on our ability to access the blockchain networks underlying Circle stablecoins and other supported digital assets, for which access is dependent on our systems’ ability to access the internet. Further, the successful and continued operations of such blockchain networks will depend on a network of computers, miners, or validators, and their continued operations, all of which may be impacted by service interruptions.

Our systems, the systems of our third-party service providers and partners, and certain digital asset and blockchain networks, have experienced from time to time and may experience in the future service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks or security breaches, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Some of our systems, including systems of companies we have acquired or the systems of our third-party service providers and partners, are not fully redundant, and our or their disaster recovery planning may not be sufficient for all possible outcomes or events.

If any of our systems, or those of our critical third-party service providers, are disrupted for any reason, our products and services may fail, resulting in unanticipated disruptions, slower response times, and delays in our services, including customers’ payments through their digital wallets (each, a “Circle Mint account”). This could lead to failed or unauthorized payments, incomplete or inaccurate accounting, loss of customer information, increased demand on limited customer support resources, customer claims, complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services could harm our business. Frequent or persistent interruptions in our services could cause current or potential customers or partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services. Any such developments could permanently harm our reputation and brands and could lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to our business practices. They ultimately could cause us to lose existing licenses or banking relationships that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business.

Moreover, to the extent that any system failure or similar event results in damages to our customers or their business partners or end-users, these customers or partners could seek significant compensation or contractual penalties from us for their losses. Such claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

In addition, we are continually improving and upgrading our information systems and technologies. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful. If we fail to timely and successfully implement new information systems and technologies or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on our business, results of operations, financial condition, and prospects.

Our customers’ funds and digital assets may fail to be adequately safeguarded by us or the third-party service providers upon whom we rely.

Customer assets are not insured or guaranteed by any government or government agency. We have also entered into service arrangements with third parties where we or third-party service providers receive and hold funds for the benefit of our customers. Some of the digital assets held in connection with our discontinued legacy products are maintained in accounts on third parties’ exchanges. Our and our third-party service providers’ abilities to manage and accurately safeguard these funds and digital assets require a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our third-party service providers do the same. Our success and the success of our product offerings require significant public confidence in our and our third-party service providers’ ability to properly manage digital asset balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our third-party service providers’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our third-party service providers to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm and significant financial losses, lead customers to discontinue or reduce their use of our and our third-party service providers’ products, and result in significant penalties and fines and additional restrictions, all of which could adversely impact our business, results of operations, financial condition, and prospects.

We deposit, transfer, and hold in custody customer funds and digital assets in multiple jurisdictions. In each instance, we are required to safeguard customers’ assets using security controls that meet our regulatory obligations and also address the specific risks applicable to our hot and cold wallet storage systems as well as our financial management systems related to such custodial functions. We appropriately ledger, properly segregate, and maintain separate accounts for our corporate-held stablecoins and the reserve assets in respect of our customers’ stablecoins. Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees, or service providers acting contrary to our policies could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our third-party service providers or agents, and improperly access, obtain, or misuse customer digital assets and funds. The methods used to obtain unauthorized access, disable, or degrade service, or sabotage systems are also constantly changing and evolving, and they may be difficult to anticipate or detect for long periods of time. We have obtained insurance coverage for such impropriety in amounts that we believe are appropriate for our business under our primary financial institution bond insurance (which, subject to certain conditions and exceptions, covers, among other things, theft by employees, unexplainable disappearance of electronic data processing media on our premises, and computer fraud and funds transfer fraud) and under our vault risk insurance (which, subject to certain conditions and exceptions, covers, among other things, dishonest and/or fraudulent acts and omissions of certain employees in finance, engineering, and custody operations roles with respect of private keys and/or authentication credentials). However, our insurance may not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of our assets. Our ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Our insurance policies described above generally have one-year terms without automatic renewals. As a result, we must renew such policies annually or enter into new policies, which we may not be able to do on commercially reasonable terms, if at all, particularly as the digital assets insurance market is limited. In addition, any insurance that we maintain may be insufficient to protect us or our customers against all possible losses or source of losses, and such uninsured losses may exceed our remaining assets, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through our websites or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted customers and regulators of a possible or actual incident. Such incident may also expose us to regulatory enforcement actions (including substantial fines), limit our ability to provide services, subject us to litigation, impose significant financial losses, and adversely impact our business, results of operations, financial condition, and prospects.

In addition, although we hold at least an equivalent amount of fiat currency denominated assets for stablecoins in circulation, there is not complete certainty in a stablecoin holder’s claim to reserve assets in the event of bankruptcy or insolvency. See “Business—Treatment of reserve assets.”

The loss or destruction of private keys required to access any digital assets held in custody for our own account or for our customers may be irreversible.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to wallets containing digital assets held for our own account or for our customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to cyberattacks or security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers’ digital assets could adversely affect our customers’ ability to access or sell their digital assets, require us to reimburse our customers for their losses, and subject us to significant financial losses in addition to losing customer trust in us and our products. The total value of digital assets in our possession and control is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds.

Our inability to maintain existing relationships with financial institutions and similar firms or to enter into new such relationships could impact our ability to offer services to customers.

As of March 31, 2025, we held approximately 90% of USDC reserves in the Circle Reserve Fund, which is managed by BlackRock and custodied at BNY, with the remaining portion of USDC reserves held as cash at various banks in accounts that are titled FBO holders of USDC, primarily GSIBs. These banks may impose requirements or demand information from us regarding us, our customers, or our operations as a condition to our continued relationship, and such requirements or requests may become increasingly rigorous in the future as our business grows, which could be exacerbated by scrutiny over our industry. Complying with such requirements or requests may be costly and time-consuming and may divert management’s attention from other aspects of our business. If we are unable to fulfill such requirements or requests on a timely basis, or at all, we may be unable to maintain our existing banking relationships or establish new ones. Furthermore, given our business and industry is under heavy scrutiny from regulators and policymakers, we may face increased difficulty maintaining existing relationships or entering into new relationships with financial institutions. For example, the U.S. federal banking agencies have increased pressure on banks’ relationships with digital asset firms by, among other things, stating that deposits that represent reserves for stablecoins are subject to heightened liquidity and risk management risks. As our industry develops and becomes subject to increasing scrutiny, this risk may increase as well. If we are unable to maintain existing relationships with such financial institutions, we may not be able to enter into new relationships with other qualified financial institutions in a timely manner, which may materially and adversely affect our ability to access reserves, honor redemptions, and offer other services to our customers.

In addition, in order to offer our payments, payout, and wallet services to customers, we depend on various third-party payment systems and other partners. See “Business—Our platform, products, and ecosystem—The Circle stablecoin ecosystem” for examples of partners and parties in the Circle stablecoin ecosystem. Specifically, our offering of the payments, payout, and wallet services depends on our ability to offer card transaction processing, ACH transaction processing, and wire transfer processing services to our customers. In order to provide such transaction processing services, we have established relationships with financial institutions whereby such institutions sponsor us into the relevant payment networks (e.g., the card networks and the ACH). Our ability to offer these services depends on our ability to maintain existing sponsorship relationships and to establish new sponsorship relationships. Our regulatory status, recent statements by the U.S. federal banking agencies, and the status of Circle stablecoins and digital assets more generally may be an impediment to our ability to receive or obtain sponsorships from financial institutions, such as Mastercard and Visa. As our industry develops and becomes subject to increasing scrutiny, this risk may increase as well. Should our sponsorship partners cease providing such sponsorship, we would be at risk of being unable to provide the payment processing services that are core to our customer offering.

Third parties upon which we rely to process transactions may refuse to process transactions adequately, breach their agreements with us, refuse to renew agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to our competitors. Some third parties that provide services to us may have or gain market power and be able to increase their prices to us without competitive constraint. In addition, there can be no assurance that third parties that provide services directly to us will continue to do so on acceptable terms, or at all, or will not suffer from outages to their systems. If any third parties were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other third parties in a timely and efficient manner and on acceptable terms, or at all, which may materially and adversely affect our business, results of operations, financial condition, and prospects.

We are subject to credit risks in respect of counterparties, including banks and other financial institutions.

We are and will continue to be subject to the risk of actual or perceived deterioration of the commercial and financial soundness, or perceived soundness, of other financial institutions, especially banks holding reserves of Circle stablecoins. This is particularly the case in relation to receivables regarding settled payment transactions, and with respect to cash and cash equivalents held at financial institutions. We regularly maintain cash balances at banks in excess of the FDIC insurance limit. For example, we had material funds that we attempted to transfer out of SVB before it was placed into FDIC receivership. The failure of such a bank could result in our inability or delays or disruptions in our ability to access reserves and honor redemptions. Further, Circle stablecoin reserves held in omnibus structures at third-party financial institutions are not covered by FDIC insurance above applicable limits and are subject to risk of loss. One institution defaulting, failing a stress test, or requiring bail-in by its shareholders and/or creditors and/or bail-out by a government could lead to significant liquidity problems and losses or defaults by other institutions, as was seen during turmoil in the global banking system in 2023. Even the perceived lack of creditworthiness of, or questions about, a counterparty or major financial institution may lead to market-wide liquidity problems and losses or defaults by financial institutions to which we have an exposure. This risk resulting from the interdependence on financial institutions is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as industry payment systems and banks, with whom we interact on a daily basis. Systemic risk, particularly within the United States, could expose us to risk of loss, litigation, and potential liability and have a material adverse effect on our ability to raise new funding and on our business, results of operations, financial condition, and prospects.

We are exposed to transaction losses due to chargebacks as a result of fraud or uncollectibility.

Our products and services may be paid for by various methods, including ACH, wire transfers, or credit and debit cards through payment processors, which exposes us to risks associated with chargebacks and refunds. These claims could arise from fraud, misuse, unintentional use, settlement delay, or other activities. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as counterfeiting and fraud. If we are unable to collect such amounts from the customer, or if the customer refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss for the amount of the chargeback or refund.

While we have policies to manage and mitigate chargeback and fraud risks, there is no assurance that such policies will be effective. Our failure to limit chargebacks and fraudulent transactions could increase the number of refunds and chargebacks that we have to process. In addition, if the number of refunds and chargebacks increases, our payment processors could require us to increase reserves, impose penalties on us, charge additional fees, or terminate their relationships with us. Failure to effectively manage risk and prevent fraud could increase our chargeback and refund losses or cause us to incur other liabilities, which could adversely affect our business, results of operations, financial condition, and prospects.

If we are unable to maintain existing distribution and partnership arrangements or enter into additional distribution or partnership arrangements on less favorable financial terms, USDC and EURC in circulation and Circle’s financial results may be adversely affected.

We have entered into, and expect to enter into additional, strategic distribution and partnership arrangements for USDC and EURC. However, there can be no assurance that our distribution partners will distribute and promote USDC and EURC at the levels that we expect or in a manner that aligns with our business objectives. USDC and EURC in circulation may be impacted by our ability to maintain our current distribution arrangements and enter into additional distribution arrangements in the future. If we are unable to maintain our existing distribution partnerships or enter into additional distribution arrangements on favorable terms, USDC and EURC in circulation and Circle’s financial results could be adversely impacted. In addition, in such collaborations, any deterioration in our relationships with our distribution partners, adverse changes in their financial stability, brand, or reputation, or shifts in their strategic priorities in favor of our competitors could negatively impact USDC or EURC in circulation and Circle’s financial results. Additionally, in the event that our distribution partners are entitled to an increasing percentage of our reserve income, our profitability and results of operations could be adversely impacted. Any of the foregoing could have an adverse effect on our business, results of operations, financial condition, and prospects.

Our inability to renew our marketplace and client contracts at favorable terms could harm our business.

Failure to retain our existing customers could negatively impact our business and could lead to significant fluctuations in our results of operations. We may experience customer attrition as a result of several factors, including business closures, downward trends in the digital asset markets, transfers of customer accounts to our competitors, and account closures that we initiate. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher-than-expected attrition. In addition, as our large customers typically have arrangements with multiple payment and asset storage services (primarily in order to mitigate against risks such as downtime, delayed response time, or default), these customers could shift business away at any given time without necessarily terminating their contracts.

In addition, customers may seek price reductions when renewing, expanding, or changing their services with us and/or when their need for payment or asset storage services experiences significant volume changes. Customers may also seek more integrated or “bundled” offerings with a simplified pricing structure. If our contracts are terminated by our large customers or if our large customers shift business away—or if we are unsuccessful in retaining contract terms that are favorable to us—our business, results of operations, financial condition, and prospects may be materially and adversely affected.

Our products and services may be exploited by our customers, employees, service providers, and other third parties to facilitate illegal activity such as fraud, money laundering, terrorist financing, gambling, tax evasion, and scams.

We have been, and may in the future be, subject to liability for illegal transactions conducted by our customers, employees, service providers, and other third parties. Although our service agreements with customers shift liabilities to customers in connection with fraudulent activities, examples of third-party transactions for which we could incur liability include fraudulent payments initiated by our customers, money laundering, gambling, tax evasion, and scams. Examples of fraud include when a party knowingly uses a stolen digital wallet or otherwise illicitly acquires access information to a digital wallet. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting, account takeover, and fraud. It is possible that incidents of fraud could increase in the future. The use of our products or services for illegal or improper purposes could subject us to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. Further, payment processors, such as Visa and Mastercard, have and could require us to terminate services to customers involved in such illegal activities. These payment processors could also charge us a fine in connection with a customer’s entry into their fraud monitoring programs.

In addition, we are subject to the risk that our employees or service providers could commit fraudulent activity against us or our customers. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, misappropriation of information, failing to supervise other employees or service providers, or improperly using confidential information. To help us detect employee (including senior officers) and service provider misconduct, we have an overarching enterprise risk management framework that is designed to provide reasonable assurance that our employees and vendors support and adhere to a strong risk-based culture. This includes a third-party management program that focuses on enterprise-wide risks related to service providers in terms of misconduct, compliance, and reputational risks. In addition, our internal audit program provides independent review and control testing specific to our business that work to ensure that risk management, oversight, governance, and internal controls are operating effectively. These programs enable us to identify risks and test associated controls to prevent and detect employee and service provider misconduct. We employ various manual and automated ways to detect potential employee or third-party misconduct. Examples of these programs are a whistleblower policy and security controls that monitor suspicious activity. For our service providers, our risk management framework requires us to perform risk-based due diligence on service providers, such as AML screening. We also require annual AML and security training for all employees to help our employees identify and detect misconduct proactively. Our efforts to detect and monitor such transactions for compliance with law may require significant costs, and may not ultimately detect or deter all such transactions.

Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a customer is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries or enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters, e-money issuers, broker-dealers, and alternative trading systems for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against us for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, financial liabilities, loss of transaction volume, or increased costs that could harm our business, results of operations, financial condition, and prospects.

The risk of illegal activity may be heightened for digital assets, which are relatively new and, in many jurisdictions, lightly regulated or largely unregulated. Many types of digital assets have characteristics such as the speed with which transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain transactions, and encryption technology that anonymizes these transactions, which may make digital assets susceptible to use in illegal activity. Federal, state, and foreign regulatory authorities and law enforcement agencies—such as the Department of Justice, the SEC, the Commodity Futures Trading Commission (“CFTC”), the Federal Trade Commission (“FTC”), the IRS, and various state securities and financial regulators—investigate, issue subpoenas, make civil investigative demands, and take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets.

While we believe that our risk management and compliance framework is reasonably designed to detect significant illicit activities conducted by our potential or existing customers, we cannot ensure that we will be able to detect all illegal activity on our systems. If any of our customers use our products and services to further such illegal activities, our business could be adversely affected.

Our compliance and risk management methods might not be effective.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our legal, compliance, audit, and reporting systems, as well as our ability to attract and retain qualified legal, compliance, and other risk management personnel. While we have devoted significant resources to develop policies and procedures to identify, monitor, and manage our risks, and expect to continue to do so in the future, there can be no assurance that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls, observed historical market behavior, and standard industry practices. These methods may not adequately prevent losses, particularly in the case of extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increased risk tolerance, which could expose us to the risk of greater losses.

Regulators periodically review our compliance with our own policies and procedures and with a variety of laws and regulations. See “Business—Regulatory policy landscape.” We have received in the past, and may from time to time receive additional, examination reports citing violations of rules and regulations and inadequacies in our existing compliance programs. Those reports may require us to enhance certain practices with respect to our compliance program—including due diligence, training, monitoring, reporting, and recordkeeping. We continue to enhance our compliance programs to address such findings, including enhancing our due diligence, monitoring, reporting and recordkeeping processes, and controls. If we fail to comply with these programs or do not adequately remediate certain findings, regulators may take a variety of actions that could impair our ability to conduct our business, including delaying, denying, withdrawing, or conditioning approval of our licenses or certain products and services. In addition, regulators have broad enforcement powers to censure, fine, issue cease-and-desist orders, or otherwise prohibit us from engaging in some of our business activities. In the case of noncompliance or alleged noncompliance, we could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages which can be significant.

Furthermore, we rely on third parties for some of our KYC and other compliance obligations. If these third parties fail to effectively provide these services, we may be subject to adverse consequences as described above.

Legislation requiring stablecoin issuers to be banks or to be affiliated with banks could materially affect our business.

While our money transmission licenses (“MTLs”) and money services business registration status subject us to regulations that govern material aspects of our business—such as how we commercialize Circle stablecoins, onboard customers, and maintain adequate reserves underlying Circle stablecoins—such regulation is not equivalent to the kind that governs regulated banking entities. The President’s Working Group on Financial Markets, together with the FDIC and the Office of the Comptroller of the Currency (“OCC”), issued a joint report on stablecoins in November 2021, which recommended that Congress promptly enact legislation to regulate stablecoin arrangements, including a requirement for stablecoin issuers to be insured depository institutions.

The federal laws and regulations that would apply to us if we were to charter or acquire a bank, or be acquired by a banking entity, may include restrictions on non-stablecoin issuance activities, and capital, liquidity, and risk management requirements; restrictions on extensions of credit and affiliate transactions; and restrictions on dividend payments. To the extent we become subject to such regulation, or by virtue of new legislation, we may need to adjust certain of our operations to the new regulatory environment, which may cause us to adjust our business practices and materially increase our ongoing cost of regulatory compliance.

The legislative proposals under active consideration by Congress permit both banks (through insured depository institution subsidiaries) and approved nonbank entities to issue stablecoins under a dual regulatory pathway for issuers to be licensed at the state or federal level. However, certain legislative proposals generally require issuers exceeding $10 billion in outstanding issuance to transition to federal oversight. To comply with such legislation, we would have to apply to the OCC and receive approval to be a Federal qualified nonbank payment stablecoin issuer, or either acquire or be acquired by a permitted payment stablecoin issuer, and there is a risk that we may not be able to do so, in which case we would not be able to continue issuing Circle stablecoins in the United States. We are in the process of engaging with the applicable state and federal prudential regulators to ensure that Circle would be able to obtain the requisite approvals in the event that any of these legislative proposals are enacted into law. If we were approved, we would become subject to extensive additional and ongoing regulatory and supervisory requirements that could have a material impact on both our current business and future business activities, and may limit our growth opportunities or require us to divest certain businesses.

Minting and redeeming Circle stablecoins from our platform involves risks, which could result in loss of customer assets, customer disputes, and other liabilities.

To receive a Circle stablecoin, a verified customer must wire transfer the amount of fiat currency corresponding to the equivalent amount of desired applicable Circle stablecoin to a Circle bank account. Once the credit is made to the Circle bank account, tokens are minted to the customer’s Circle Mint account, effectively increasing the applicable Circle stablecoin in circulation. Likewise, customers with a Circle stablecoin in their Circle Mint account can redeem such tokens so that the system cancels the applicable Circle stablecoin tokens and transfers funds in the applicable fiat currency out of reserve and into a customer’s linked bank account, effectively reducing the applicable Circle stablecoin in circulation.

If a customer incorrectly enters bank account credentials or other information when depositing and withdrawing funds, there is a risk that a portion or all of the customer’s assets will be permanently and irretrievably lost with no means of recovery. Alternatively, a customer may transfer Circle stablecoins or other supported assets to an external wallet address that they do not own, control, or hold the private keys to. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business.

Protection under the Securities Investor Protection Corporation (the “SIPC”) will not be available for USDC or other stablecoins.

Pursuant to the Securities Investor Protection Act of 1970 (the “SIPA”), the SIPC provides certain protections to investors for cash or securities held in their brokerage accounts in the event of insolvency of a broker-dealer or limited other circumstances. We do not consider USDC to be a “security” under the U.S. securities laws and do not believe that the SIPC would currently consider USDC to be cash or securities for these purposes. Accordingly, the protections afforded under the SIPA would not currently apply to Circle stablecoins. If an end-user holds Circle stablecoins with a broker-dealer, in the event of such brokerage firm’s liquidation, for example, the end-user’s unregistered Circle stablecoins held in the custody of the broker-dealer will be treated as a general claim as opposed to a claim that has priority over other creditors in a liquidation. Holders of Circle stablecoins would thus not be entitled to SIPC coverage for missing assets of a liquidated broker-dealer. Accordingly, the lack of SIPA protections and SIPC coverage could adversely affect our ability to retain and obtain new customers and end-users and expand our Circle stablecoin operations.

Our brand and reputation are integral to our business and competitive position.

Our brand and reputation are key assets and a competitive advantage. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, an ability to provide consistent, high-quality, and secure products, services, features, and support, and our ability to successfully secure, maintain, and defend our rights to use the “Circle,” “USDC,” and “EURC” marks and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives.

We receive a high degree of media coverage in the digital assets ecosystem and around the world. Unfavorable publicity regarding, for example, our product changes, product quality, business partners, litigation or regulatory activity, privacy practices, terms of service, employment matters, the use of our products, services, or supported digital assets for illicit or objectionable ends, the actions of our customers and end-users, management practices, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation. Further, we have in the past, and may in the future, be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, end-users, employees, or society at large, which campaigns could materially impact our customers’ and end-users’ decisions to use our products and services. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our customers and end-users and result in a decrease in revenue, which could adversely affect our business, results of operations, financial condition, and prospects.

We have experienced significant growth, which we may encounter difficulties managing and which may not be sustainable.

We have experienced significant growth in recent years and have observed periods with significant increases in USDC minting activities. We may not fully understand the factors driving such short-term growth, some of which are beyond our control and may not be sustainable. As we grow, our business becomes increasingly complex. We may encounter difficulties in managing our growth and the associated demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting resources, which could disrupt our operations and make it difficult to execute our business strategy. We believe that to effectively manage and capitalize on our growth, we must continue to expand our information technology and financial, operating, and administrative systems and controls, and continue to manage headcount, capital, and processes efficiently. Our growth could strain our resources, cause operating difficulties, make it difficult to recruit and retain qualified employees and preserve our company culture, and divert our management’s attention from day-to-day activities in order to manage our growth. If we do not successfully manage our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Furthermore, we may be subject to significant liability resulting from any noncompliance with laws, be unable to obtain and maintain operating licenses or other authorizations, and experience loss of bank relationships that could substantially impair or even suspend company operations.

The future growth of our business depends on our ability to retain existing customers, attract new customers, manage our relationships with business and distribution partners, expand product offerings, and increase processed volumes and revenue from both new and existing customers. Under our standard API services agreement, our customers are not subject to any minimum volume commitments, and they have no obligation to continue to use our services. A customer’s use of our services may decrease for a variety of reasons, some of which are beyond our control, including:

•	the customer’s level of confidence in and/or satisfaction with our products and services;

•	the effectiveness of our support services;

•	the pricing of our products and services;

•	the pricing, range, and quality of competing products or services;

•	the effects of global economic conditions, regulatory or financial institution limitations, and trust, perception, and interest in the digital asset industry and in our products and services; or

•	reductions in the customer’s payment activity.

Although there are complexities and costs associated with switching to a competitor, such costs may not be significant enough to prevent a customer from switching service providers, especially for larger customers who commonly engage more than one financial services provider at any one time. Therefore, there can be no assurance that we will be able to sustain our rate of growth or that we will retain existing customers.

We are constantly evaluating opportunities to expand our product offerings and the territories in which we offer our products. However, we have limited financial and management resources. As part of our resource allocation decisions, we may prioritize the development of certain products or expansion into certain territories. Such decisions involve inherent subjectivity and uncertainty, and there can be no assurance that we will not forgo or delay the pursuit of opportunities that later prove to have greater commercial potential and market acceptance. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities.

Any failure by us to retain existing customers, attract new customers, or increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, results of operations, and prospects. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations.

Cyberattacks and security breaches of our systems, or those impacting our customers or third-party suppliers and vendors, could adversely impact our business, results of operations, financial condition, and prospects.

Our business involves the collection, use, storage, transmission, and other processing of confidential information—such as customer, employee, service provider, and other personal data—as well as information required to access customer assets. We have built our reputation on the premise that our products and services offer customers a secure way to accept and make payments and store value. As a result, any actual or perceived cyberattack or security breach of us or our third-party service providers or partners may:

•	harm our reputation and brand;

•	result in our systems or services being unavailable and interrupt our operations;

•	result in improper disclosure of data and violations of applicable privacy and other laws;

•	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

•	cause us to incur significant remediation and litigation costs;

•	lead to theft or irretrievable loss of our or our customers’ assets;

•	reduce customer confidence in, or decreased use of, our products and services;

•	divert the attention of management from the operation of our business;

•	result in significant compensation or contractual penalties from us to our customers or third parties as a result of losses to them or claims by them; and

•	adversely affect our business and operating results.

Further, any actual or perceived cyberattack or security breach directed at financial institutions, or digital asset or blockchain companies, whether or not we are directly impacted, could lead to a general loss of confidence in the digital asset economy or in the use of technology to conduct financial transactions. Such loss of confidence could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations—including large businesses, technology companies, and financial institutions as well as government institutions—have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted cyberattacks or security breaches, including on their websites, mobile applications, and infrastructure. Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These cyberattacks or security breaches may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks or security breaches could harm us even if our systems are left undisturbed. For example, cyberattacks or security breaches may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target, and we may not be able to implement adequate preventative measures. Even when a cyberattack or security breach is detected, the full extent of the breach may not be determined immediately.

We have sought to develop systems and processes designed to protect the data we manage, prevent data loss and other cyberattacks or security breaches, and respond to known and potential risks, and we expect to continue to expend significant resources to bolster these protections. For example, we have sought to develop a security program and established controls aligned to the cybersecurity framework established by the National Institute of Standards and Technology; however, there are several areas that continue to be enhanced and are dependent on a robust asset and device inventory and management tool. This inventory and management tool will assist in enhancing several dependent security areas of focus: robust security operations (which will provide enhanced logging and monitoring), vulnerability management (which will track vulnerabilities to remediate), endpoint/network security (which will provide the ability to ensure consistent security controls to Circle endpoints and network), data protection (which will provide the ability to determine known data sources for appropriate data protection controls), and access management (which will provide the ability to have line of sight to all known applications to address IT governance and access control requirements). Despite our efforts, we may not have implemented all systems, security tools, measures, and processes that are consistent with industry standards and there can be no assurance that the security measures we have developed and implemented, or that we may develop and implement in the future, will provide absolute security or prevent cyberattacks or security breaches.

We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers. Such unauthorized parties have used various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, or other sensitive information, which may in turn be attempted to be used to access our information technology systems and our customers’ digital assets. In the past, we have been subject to cybersecurity incidents in which fraudulent actors obtained company-owned funds. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

A cyberattack or security breach that results in the unauthorized disclosure of personal information could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about information security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such information are possible. We may in the future need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws throughout the United States and in foreign jurisdictions, including in all 50 U.S. states, the EEA, the UK, and Singapore, may require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Some laws impose specific data breach reporting obligations if special categories of personal information is disclosed as a result of a cyberattack or information security breach. Complying with such numerous and complex regulations in the event of a cyberattack or information security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify customers or business partners of a cyberattack or security breach. Regardless of our contractual protections, any actual or perceived cyberattack or security breach, or breach of our legal or contractual obligations, could harm our reputation and brand, expose us to potential liability, or require us to expend significant resources on information security and in responding to any such actual or perceived incident or related investigations or litigation.

Although we maintain insurance coverage that we believe is adequate for our business, it may be insufficient to protect us against all losses and costs stemming from cyberattacks or security breaches, other types of unlawful activity, or any resulting disruptions from such events. Furthermore, there can be no assurance that we will be able to maintain such insurance coverage at reasonable costs or at all. Although we currently maintain disaster recovery and business continuity plans to address disruptions of our systems, we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our systems may be additionally hampered where we have outsourced the operation of systems and information storage to third parties. Outages and disruptions of our systems, including any caused by cyberattacks or security breaches, may harm our business, results of operations, financial condition, and prospects.

As a remote-first company, we are subject to heightened operational and cybersecurity risks.

We are a remote-first company, meaning that for all existing roles our employees work from their homes or shared office spaces hosted by third parties, which subjects us to heightened operational risks. For example, at these locations, technologies may not be as robust as those used in corporate offices, which could cause our networks, information systems, applications, and other tools to be more limited or less reliable, and our security systems may be less secure than those used in corporate offices. While we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work from home, we may be subject to increased cybersecurity risk which could expose us to risks of data or financial loss and could disrupt our business operations.

We are and may continue to be subject to litigation, including individual and class action lawsuits, as well as regulatory audits, disputes, inquiries, investigations, and enforcement actions by regulators and governmental authorities.

We have been and may from time to time become subject to material claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions, or requests and other proceedings alleging violations of laws, rules, and regulations, both foreign and domestic, involving the provision of regulated financial services, intellectual property, privacy, data protection, information security, AML, counter-terrorism financing, sanctions, anti-corruption, securities, tax, labor and employment, payment network rules, commercial disputes, services, third-party relationships and other matters. The number and significance of our actual disputes and inquiries have increased as we have grown larger, our business has expanded in scope and geographic reach, and our products and services have increased in complexity.

For example, we are currently in a dispute with a financial advisor (Financial Technology Partners, or “FT Partners”) regarding two engagement letters between the parties originally entered into in 2020, which, among other things, provided FT Partners a fee of 7% of the gross proceeds from certain capital raises. In 2022, our board of directors adopted resolutions terminating both engagement letters. On May 28, 2024, FT Partners filed a lawsuit in the Supreme Court of the State of New York, in which it asserted, among other things, that the terminations of both engagement letters are ineffective and demanded, among other relief, fees and interest for our May 2022 capital raise, our October 2022 sale of certain assets of SeedInvest, and our August 2023 Centre Acquisition (as defined below) and related transactions. We believe that the relevant transactions, in which we received aggregate cash and in-kind proceeds of approximately $476 million, were consummated after we properly and effectively terminated our engagements with FT Partners, and strenuously dispute FT Partners’ demand for any fees allegedly arising under the engagement letters. On June 20, 2024, we removed the lawsuit to the U.S. District Court for the Southern District of New York. On July 31, 2024, FT Partners filed an amended complaint, after which it filed a motion to remand the lawsuit back to state court. On November 18, 2024, FT Partners’ motion to remand was denied. On January 28, 2025, we filed a motion to dismiss the declaratory judgment, breach of the covenant of good faith and fair dealing, and unjust enrichment claims in the lawsuit. On March 24, 2025, the court granted in full our motion to dismiss. The remaining two breach of contract claims, which were not included in our motion to dismiss and assert that Circle improperly terminated both engagement letters, are still pending. On April 28, 2025, we filed our answer to the amended complaint. While we intend to defend ourselves vigorously, there can be no assurance as to the outcome at this stage. If this dispute is ultimately resolved by the court in a manner adverse to our position, or if we ultimately settle this dispute by mutual agreement, we may be required to make payments to FT Partners in cash or equity or a combination thereof, which amounts may be substantial. Depending on the resolution of this matter, we may also remain obligated to pay significant fees to FT Partners for future capital raises or company sale transactions, including this offering.

In addition, our prior business lines may continue to expose us to claims, arbitrations, and lawsuits by former or existing clients. For example, we have been and, from time to time, may become subject to various legal proceedings, consumer arbitrations, and regulatory investigation matters.

Our relationships with third parties may also expose us to additional regulatory scrutiny. We may have or in the future enter into or expand relationships and/or contractual arrangements with third parties that lead to certain regulators asserting their jurisdiction or oversight over us or taking other adverse actions toward us, and we could face additional regulatory consequences as a result. Additionally, while we adopt a regulatory-first posture, as the legal and regulatory landscape surrounding our business is evolving, we may disagree with and challenge regulators’ decisions and actions if we believe such decisions and actions are not grounded in law or regulation. Moreover, the laws, rules, and regulations affecting our business—including those pertaining to stablecoins, digital assets, internet and mobile services, as well as payment and other financial services—are subject to ongoing interpretation by the courts and regulatory authorities. The resulting uncertainty in the scope and application of these laws, rules, and regulations increases the risk that we will be subject to investigations, enforcement actions, and private claims alleging violations of those laws, rules, and regulations.

The scope, determination, and impact of claims, lawsuits, regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•	substantial payments to satisfy judgments, fines, or penalties;

•	substantial outside counsel legal fees and costs;

•	additional compliance and licensure requirements;

•	loss or nonrenewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

•	loss of productivity and high demands on employee time;

•	civil or criminal sanctions or consent decrees;

•	termination of certain employees, including members of our executive team;

•	barring of certain employees from participating in our business in whole or in part;

•	orders that restrict our business or prevent us from offering certain products or services;

•	changes to our business model and practices;

•	delays to planned transactions, product launches, and improvements; and

•	damage to our brand and reputation.

Because of our large end-user base, actions against us may claim large monetary damages. Regardless of the outcome, any such matters can have an adverse impact, which may be material, on our business, results of operations, financial condition, and prospects because of legal costs, diversion of management resources, reputational damage, and other factors.

Risks related to our financial condition

Fluctuations in interest rates could impact our results of operations.

Our results of operations are exposed to changes in interest rates, among other macroeconomic conditions. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. For the years ended December 31, 2024, 2023, and 2022, our reserve income earned from the management of Circle stablecoin-related reserves represented 99.1%, 98.6%, and 95.3% of our total revenue from continuing operations, respectively. For the three months ended March 31, 2025 and 2024, our reserve income earned from the management of Circle stablecoin-related reserves represented 96.4% and 98.5% of our total revenue from continuing operations, respectively. Fluctuations in interest rates impact reserve return rates, such that a decrease in interest rates reduces reserve return rates and an increase in interest rates increases reserve return rates. Reserve return rate is a contributing factor to reserve income, which in turn is a contributor to distribution costs. As such, fluctuations in interest rates may result in changes in reserve income and in turn distribution costs. However, interest rates are only one contributor to reserve income, and the other primary contributor—USDC in circulation—is inherently difficult to predict given the uncertainties in end-user and customer behavior. For example, although interest rates are positively correlated with the opportunity cost of holding USDC versus other financial instruments, given the utility of USDC as a means for the exchange of value, an increase in interest rates does not necessarily result in a decrease in USDC in circulation (and vice versa). Any relationship between interest rates and USDC in circulation is complex, highly uncertain, and unproven. As a result, while we are able to predict the impact of interest rate changes on the reserve return rate, given the uncertainties in customer behavior and interests and market dynamics, we are unable to accurately predict the impact of changes in interest rates on our results of operations.

Fluctuations in currency exchange rates could adversely impact Circle.

We earn interest in U.S. dollars with respect to USDC and in euros with respect to EURC. Our expenses are primarily denominated in U.S. dollars and are also denominated in currencies other than the U.S. dollar. Accordingly, fluctuations in exchange rates between the U.S. dollar and the euro could affect our revenue and operating results reflected in our U.S. dollar-denominated financial statements. We do not currently engage in hedging transactions to limit our exchange rate risk, and there can be no assurance that we will do so or do so successfully in the future.

Changes in tax laws and policies could adversely impact our financial condition and results of operations.

We are subject to income taxes in the United States and subject to tax laws in various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities will require the exercise of judgment by our management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes to date has been reasonable, but tax authorities, through a review or audit, may disagree with certain positions we have taken. Any adverse outcome of such a review or audit could impact our worldwide effective tax rate, increase our taxable income, and change the non-income taxes imposed on our business. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such eventualities, these reserves may prove to be insufficient.

In October 2021, the members of the Organisation for Economic Co-operation and Development (“OECD”)/G20 inclusive framework on Base Erosion and Profit Shifting (the “Inclusive Framework”) published a statement updating and finalizing the key components of a two-pillar plan on global tax reform and a timetable for implementation by 2024. The Inclusive Framework plan has now been agreed to by more than 140 OECD members, including jurisdictions in which Circle operates, or may operate in the future. The OECD members who had agreed to the plan agreed to implement the Inclusive Framework by 2024. Under Pillar Two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. We are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries; however, it is possible that the implementation of the Inclusive Framework agreement could have a material effect on our liability for corporate taxes and our consolidated effective tax rate.

In addition, the U.S. federal income and foreign tax treatment of transactions involving digital assets are uncertain, and it is unclear what guidance may be issued in the future on the treatment of digital asset transactions for U.S. federal income and foreign tax purposes. See “—Future developments regarding the treatment of Circle stablecoins and other stablecoins for U.S. federal income, state, and foreign tax purposes could adversely impact our business.”

On November 15, 2021, former President Biden signed into law the Infrastructure Investment and Jobs Act (the “IIJA”). The IIJA implements a set of comprehensive tax information reporting rules that apply to persons, including digital asset trading platforms and custodians, that regularly effect transfers of digital assets on behalf of other persons. In particular, these rules require digital asset trading platforms and custodians to report certain digital asset transactions (including sales, exchanges, and other transfers) effected on behalf of other persons on an annual return, in a manner similar to the current reporting rules for brokers that effect stock and other securities transactions on behalf of customers. The IRS and the U.S. Department of the Treasury subsequently released a series of final regulations to implement certain of these rules. The final regulations’ definition of the term “broker” is broad and, in a number of respects, is unclear in scope, but generally requires certain industry participants to perform information reporting and backup withholding functions. Under the final regulations and a notice released contemporaneously by the IRS and the U.S. Department of the Treasury in July 2024, such reporting of cost basis information and backup withholding generally will apply to custodial brokers and brokers acting as principals in respect of transactions occurring on or after January 1, 2025, but certain transitional relief may be available for transactions occurring prior to January 1, 2026.

In December 2024, the IRS and the U.S. Department of the Treasury contemporaneously released additional final regulations and a notice which imposed similar reporting obligations to certain providers of trading front-end service or other effectuating services. These December 2024 regulations were subsequently repealed under the Congressional Review Act on April 10, 2025, after President Trump signed into law a congressional joint resolution of disapproval providing that the December 2024 regulations shall have no force or effect.

The final regulations do not address all aspects of the IIJA information reporting regime and their application is uncertain in a number of respects, including with respect to the collection and reporting of cost basis information for digital assets and the scope of transactions subject to reporting. Moreover, it is possible that future revisions to the regulations will substantially alter the rules contained in the current regulations. Accordingly, there remains substantial uncertainty regarding the manner and extent to which the information reporting rules contemplated by the IIJA will be implemented.

In addition, the IIJA extends the reporting requirements for businesses that receive more than $10,000 in cash in a transaction (or related transactions) to transactions involving the receipt of digital assets with a fair market value of more than $10,000. These rules and the information reporting rules discussed above, the effects of which may depend in significant part on further regulatory or other guidance from the IRS as well as legal challenges and judicial decisions, could create significant compliance burdens and uncertainties for us and our customers, and could affect the price of digital assets, which could have an adverse effect on our business.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard-setting bodies.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

Further, there have been limited precedents for the financial accounting of stablecoins and other digital assets and related valuation and revenue recognition considerations. As such, there remains significant uncertainty on how companies should account for stablecoin and other digital asset transactions, value, and related revenue. Additionally, on January 21, 2025, the SEC launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for digital assets. However, it remains unclear how the actions or recommendations of the task force will influence the financial accounting rules to which we are subject. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and/or restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, results of operations, financial condition, and prospects.

Key business metrics and other estimates are subject to inherent challenges in measurement.

We regularly review key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. These key metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to maintain an effective analytics platform, our key metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies.

If we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent and/or detect error and/or fraud in a timely manner. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our annual or interim financial statements.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until our second Annual Report on Form 10-K. When our independent registered public accounting firm formally attests to the effectiveness of our internal control over financial reporting, it may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to opine as to the adequacy of our internal control over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.

We might require additional capital to support business growth.

We have funded our operations since inception primarily through equity financings, convertible notes issuances, and revenue generated by our products and services. We intend to continue to make investments in our business to respond to business opportunities, including developing new products and services, enhancing our operating infrastructure, expanding our international operations, and acquiring complementary businesses and technologies, all of which may require us to secure additional funds.

We do not have any committed external source of funds and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic, and market conditions and other factors, over which we may have no or limited control. We may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities, and collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends, or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, technology, and products or we may be required to grant licenses to our intellectual property, technology, and products on unfavorable terms.

The prices of digital assets are extremely volatile, and price fluctuations may adversely impact the value of digital assets that we hold.

Digital assets have historically experienced high levels of volatility far in excess of that experienced in fiat currencies. A number of factors contribute to changes in digital asset prices and volatility, including changes in the supply and demand for a particular digital asset, regulatory actions, market sentiment, macroeconomic factors, utility of a particular digital asset, and idiosyncratic events such as exchange outages or commentary on social media. We are exposed to price volatility with respect to the digital assets we own. Though our fundamental business and growth strategy does not include acquiring digital assets for the purpose of value appreciation, we have some degree of exposure to digital assets because, for certain services we perform, our customers may pay us in digital assets. To the extent customers compensate us in the form of digital assets, and we continue to hold these digital assets, we may be subject to the high degree of price and earnings volatility associated with these digital assets. A decline in the value of the digital assets we hold in higher concentrations may have a larger adverse impact on our operating results in any given period. Volatility in the value of digital assets or other market factors may limit our ability to convert digital assets into fiat currency at attractive prices or at all.

Risks related to government regulation

We are subject to an extensive and highly evolving regulatory landscape.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing banking, securities, broker-dealers, commodities, credit, cross-border and domestic money and digital asset transmission, custody, commercial lending, privacy, data governance, data protection, cybersecurity, fraud detection, payment services, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, AML, and counter-terrorism financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, often they do not contemplate or address unique issues associated with the blockchain technology and digital assets economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, as well as may conflict with one another.

Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets and blockchain technology, including custody of customers’ digital assets, require us to assess whether certain laws, rules, and regulations apply to us. It is possible that governmental bodies and regulators may disagree with our conclusions. Additionally, from time to time, we may establish or expand relationships or enter into contractual agreements with counterparties that are subject to increased regulatory attention or oversight. As a result, certain of our regulators may seek to intervene and assert their jurisdiction or impose additional scrutiny over such relationships or take other adverse actions toward us (and we may seek to challenge such actions if we believe such actions are not grounded in law or regulation), which may lead to increased compliance costs and potential adverse regulatory consequences that might delay or compel us to abandon these commercial relationships. To the extent we have not complied with such laws, rules, and regulations, or regulators, courts, or other authorities take the view that we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, results of operations, financial condition, and prospects.

Further, our business model relies on our ability to market and sell, through our suite of products and services, the utility of Circle stablecoins to existing and potential customers. Our API services involve offering certain payment functionality, payout, or disbursement functionality as well as wallet services to our customers utilizing Circle stablecoins. We additionally offer a suite of developer products and services aimed at developers, but available to any customer, to enable them to build on the functionality of USDC. The use of our services by customers, as well as the integration of our products and services into the product offerings that our customers make available to end-users, raises numerous regulatory questions. Financial services regulators in the United States or in other jurisdictions around the world may not agree with our legal positions. In addition, should financial services regulators make changes to or alter interpretations of applicable laws and regulations as they relate to Circle stablecoins, we may be unable to continue offering our payment, payout, and wallet services to customers in certain jurisdictions or we may have to alter the services in a manner that may be materially detrimental to our financial performance.

In addition to existing laws and regulations, various governmental and regulatory bodies—including legislative and executive bodies in the United States and in other countries—may adopt new laws and regulations. For example, stablecoin legislation is an active topic of discussion in the U.S. Congress. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital assets ecosystem as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, what assets we can hold as stablecoin reserves, and what products or services we and our competitors can offer. For example, as our industry matures and acceptance and use of stablecoins increase, governments may mandate interoperability of stablecoins. These developments may also require changes to our business operations, alter our compliance and risk mitigation measures, impose new licensing requirements, or establish a total ban on certain digital asset transactions, as has occurred in certain jurisdictions in the past. We may be further subject to administrative sanctions for technical violations or customer attrition if the end-user experience suffers as a result.

The regulatory environment to which we are subject gives rise to various licensing requirements, significant compliance costs and other restrictions, and noncompliance could result in a range of penalties, including fines, compliance costs, operational restrictions, reputational damage, and loss of licenses.

The licenses and registrations we hold subject us to, among other things, record-keeping, reporting, and bonding requirements, limitations on the investment of customer funds, and examination by state and federal regulatory agencies. See “Business—Regulatory policy landscape” for a discussion of these licenses and registrations.

There can be no assurance that we will be able to maintain our existing, or obtain additional, required regulatory licenses, certifications, and regulatory approvals in the countries where we provide services or want to expand. Furthermore, where we have obtained such regulatory licenses, certifications, and regulatory approvals, there are substantial costs and potential product changes involved in maintaining such regulatory licenses, certifications, and approvals, and we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, AML, capitalization, corporate governance, or other requirements of such licenses. These factors could impose substantial additional costs and involve considerable delay to the development or provision of our products or services, or could require significant and costly operational changes or prevent us from providing any products or services in a given market.

These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity or unclear application to the business of nontraditional financial services. As a result, their application in practice may evolve over time as new guidance is provided by supervisory authorities, and the interpretation of requirements by supervisory authorities and courts may be further clarified over time. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory bodies or supervisory authorities due to ambiguities related to their interpretation, application, and practice, supervisory authorities may initiate legal and regulatory proceedings against us. As a result, our business, results of operations, financial condition, and prospects could be materially and adversely affected.

In certain jurisdictions, it may not be clear whether we are required to be licensed as a money transmitter, payment services provider, bank, financial institution, custodian, broker-dealer, exchange, or otherwise. In such cases, regulators, courts, or other authorities may disagree with our interpretation of such licensing requirements. To the extent we have not complied with such laws, rules, and regulations, or regulators, courts, or other authorities take the view that we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, results of operations, financial condition, and prospects. Local regulators may use their power to slow or halt transactions or otherwise prohibit us from doing business in a country. We and our local businesses do not only need to comply with the local laws and regulations, but also with certain laws and regulations with worldwide application.

We offer our products and services in jurisdictions in which we believe we possess all necessary licenses and we have established procedures that we believe are reasonably designed to ensure that our customers are located in such jurisdictions, such as the application process for Circle Mint accounts, terms of service, and other agreements. However, there can be no assurance that unauthorized or impermissible customer or end-user access to our products and services outside of these jurisdictions will not occur. Should such authorized or impermissible customer access occur, we could be subject to fines, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, because our services are accessible worldwide and we facilitate Circle stablecoin transfers worldwide, one or more jurisdictions may claim that we or our customers or partners are required to comply with their laws. Laws regulating the internet, mobile, and related technologies outside the United States may impose different, more specific, or even conflicting obligations on us, as well as broader liability.

If we are unable to commit sufficient resources for regulatory compliance, this could lead to delays and errors and may force us to choose between prioritizing compliance matters over administrative support for business activities, or may ultimately force us to cease the offering of certain products or services globally or in certain jurisdictions. Any delays or errors in implementing regulatory compliance could lead to substantial monetary damages and fines, public reprimands, a material adverse effect on our reputation, cease-and-desist orders, increased regulatory compliance requirements or other potential regulatory restrictions on our business, enforced suspension of operations, and in extreme cases, withdrawal of regulatory licenses or authorizations to operate particular businesses, along with criminal prosecution in certain circumstances.

In addition to noncompliance by us, we may in the future suffer negative consequences of noncompliance by third parties that we rely upon to serve our customers. In addition, we could be negatively impacted as a result of current or potential future laws and regulations applicable to the operations of miners or validators of the blockchain networks on which our stablecoins are built. We may also suffer negative consequences of customers operating businesses or schemes in violation of applicable rules and regulations whose activities we could be held responsible to monitor and, where applicable, to denounce or to interrupt our extension of services to such customers and, if necessary, terminate the relationship with such party. We may be required to make greater expenditures and devote additional resources to addressing these liabilities and requirements, which could have an adverse effect on our business, results of operations, financial condition, and prospects.

The financial services industry is subject to intensive regulation.

In pursuit of a broad reform and restructuring of financial services regulation, national and supranational legislatures and supervisory authorities continue to introduce and implement a wide range of proposals that could result in major changes to the way our global operations are regulated and could have adverse consequences for our business, business model, results of operations, financial condition, and prospects. The timing and full impact of new laws and regulations cannot be predicted or determined and are beyond our control. The introduction of these and other new rules and requirements could significantly impact the manner in which we operate, particularly in situations where regulation or legislation can interfere with or even set aside existing contractual arrangements. These changes could materially impact the profitability of our businesses, require changes to business practices, or force us to discontinue businesses or cease to offer certain services or products, or cease to serve certain types of customers, and adversely impact us through potential additional costs, taxes, liabilities, enforcement actions, and reputational damage.

The large number of legislative initiatives, in particular with respect to the financial services industry, requires constant attention from our senior management and consumes significant levels of resources to identify and analyze the implications of these initiatives. We may have to adapt our strategy, operations, and businesses, including policies, procedures, and documentation, to comply with these new legal requirements. Based on the volume of existing initiatives, it is possible that certain new requirements will not be implemented in a timely fashion without errors, or otherwise in a manner not satisfactory to the applicable supervisory authority, resulting in noncompliance and possible associated negative consequences such as administrative fines or public reprimands.

If we were deemed to be an investment company under the 1940 Act, applicable restrictions likely would make it impractical for us to continue our business as currently contemplated.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities, shares of registered money market funds under Rule 2a-7 of the 1940 Act, and cash items) on an unconsolidated basis. Rule 3a-1 under the 1940 Act generally provides that notwithstanding the Section 3(a)(1)(C) test described in clause (ii) above, an entity will not be deemed to be an “investment company” for purposes of the 1940 Act if no more than 45% of the value of its assets (exclusive of U.S. government securities, shares of registered money market funds under Rule 2a-7 of the 1940 Act, and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, shares of registered money market funds under Rule 2a-7 of the 1940 Act, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity, and securities issued by qualifying companies that are controlled primarily by such entity. We do not believe that we are an “investment company” as such term is defined in either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act.

With respect to Section 3(a)(1)(A), we hold ourselves out and operate as a company primarily engaged in the business of developing and operating the market infrastructure for stablecoins and blockchain applications more generally that enable end-users to store value and conduct financial transactions, including receiving payments, making payouts, borrowing, lending, and custody with respect to digital currency-related transactions. We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act.

With respect to Section 3(a)(1)(C), we believe we satisfy the elements of Rule 3a-1 and therefore are deemed not to be an investment company under, and we intend to conduct our operations such that we will not be deemed an investment company under, Section 3(a)(1)(C). We believe that we are not an investment company pursuant to Rule 3a-1 under the 1940 Act because, on a consolidated basis with respect to wholly-owned subsidiaries but otherwise on an unconsolidated basis, no more than 45% of the value of Circle’s total assets (exclusive of U.S. government securities, shares of registered money market funds under Rule 2a-7 of the 1940 Act, and cash items) consists of, and no more than 45% of Circle’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than U.S. government securities, shares of registered money market funds under Rule 2a-7 of the 1940 Act, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of Circle, and securities issued by qualifying companies that are controlled primarily by Circle. Moreover, even if we were to fail the 40% test in Section 3(a)(1)(C), and not be able to rely on Rule 3a-1, under Section 3(b)(1) of the 1940 Act an entity is not an investment company if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. As described above, we are primarily engaged in the business of developing and operating the market infrastructure for stablecoins and blockchain applications more generally that enable end-users to store value and conduct financial transactions, and not in the business of investing, reinvesting, owning, holding, or trading in securities.

Stablecoins and other digital assets, as well as new business models and transactions enabled by blockchain technologies, present novel interpretive questions under the 1940 Act. There is a risk that assets or arrangements that we have concluded are not securities could be deemed to be securities by the SEC or another authority for purposes of the 1940 Act, which would increase the percentage of securities held by us for 1940 Act purposes. The SEC has requested information from a number of participants in the digital assets ecosystem, including Circle, regarding the potential application of the 1940 Act to their businesses. For example, in an action unrelated to Circle or any of its subsidiaries, in February 2022, the SEC issued a cease-and-desist order under the 1940 Act to BlockFi Lending LLC, in which the SEC alleged that BlockFi was operating as an unregistered investment company because it issued securities and also held more than 40% of its total assets, excluding cash, in investment securities, including the loans of digital assets made by BlockFi to institutional borrowers.

If we were deemed to be an investment company, Rule 3a-2 under the 1940 Act is a safe harbor that provides a one-year grace period for transient investment companies that have a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such one-year period), in a business other than that of investing, reinvesting, owning, holding, or trading in securities, with such intent evidenced by the company’s business activities and an appropriate resolution of its board of directors. The grace period is available not more than once every three years and runs from the earlier of (i) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (ii) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Accordingly, the grace period may not be available at the time that we seek to rely on Rule 3a-2; however, Rule 3a-2 is a safe harbor and we may rely on any exemption or exclusion from investment company status available to us under the 1940 Act at any given time. Furthermore, reliance on Rule 3a-2, Section 3(a)(1)(C), or Rule 3a-1 could require us to take actions to dispose of securities, limit our ability to make certain investments or enter into joint ventures, or otherwise limit or change our service offerings and operations.

If we were to be deemed an investment company in the future, restrictions imposed by the 1940 Act—including limitations on our ability to issue different classes of stock and equity compensation to directors, officers, and employees and restrictions on management, operations, and transactions with affiliated persons—likely would make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We are subject to laws, regulations, and executive orders regarding economic and trade sanctions, anti-bribery, AML, and counter-terrorism financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them. As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

As we expand and localize our international activities, we have and will become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations both of the jurisdictions in which we operate and those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, digital assets, and related technologies outside the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability.

We are required to comply with applicable U.S. economic and trade sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), as well as similar requirements in other jurisdictions. We have processes in place reasonably designed to promote compliance with applicable U.S. and non-U.S. sanctions requirements. The OFAC regulations and requirements generally restrict dealings by persons subject to U.S. jurisdiction with certain countries, or subnational territories that are the target of comprehensive sanctions, which currently are Cuba, Iran, and North Korea, as well as Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine. In addition, OFAC restricts dealings by persons subject to U.S. jurisdiction with specific individuals and entities that are the subject of targeted sanctions, including persons identified on blocked persons lists.

We are also subject to various AML and counter-terrorism financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. In the United States, many of our activities are subject to AML laws and regulations, including the BSA and other similar laws and regulations. The BSA, among other things, requires money transmitters to develop and implement risk-based AML programs; to report large cash transactions and suspicious activity; and, in some cases, to collect and maintain information about customers who use their services and maintain other transaction records. Regulators in the United States and globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions on our system, which would include payments to persons outside the United States. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers. Any change in such thresholds could result in greater costs for compliance. We also could be subject to potentially significant fines, penalties, inquiries, audits, investigations, enforcement actions, and criminal and civil liability if regulators or third-party auditors identify gaps in our AML program that are not sufficiently remediated, or if our AML program is found to violate the BSA.

Despite our efforts to comply with applicable laws and regulations, there can be no guarantee that regulators and/or law enforcement will view these measures as compliant with the BSA or U.S. sanctions laws and regulations. If regulators and/or law enforcement find that we have violated the BSA or U.S. sanctions laws and regulations, or we are otherwise the subject of government investigations for alleged violations of the BSA or U.S. sanctions laws and regulations, such investigations and alleged violations could result in negative consequences for us, including costs related to government investigations, financial penalties, and harm to our reputation. The impact on us related to these matters could be substantial. Although we have implemented controls and screening tools designed to prevent violative activity, there is no guarantee that we will not inadvertently provide our products and services to individuals, entities, or governments in violation of the BSA or U.S. sanctions laws and regulations.

Regulators worldwide frequently study each other’s approaches to the regulation of the blockchain technology and digital assets. Consequently, developments in any jurisdiction may influence other jurisdictions. Further, new developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated in another jurisdiction, which in turn would affect our business across multiple jurisdictions and/or across our services and products. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

We may operate our business in foreign countries where companies often engage in business practices that are prohibited by the U.S. and other jurisdictions’ regulations applicable to us. We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the Irish Criminal Justice (Corruption Offenses) Act 2018, and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the U.S. Department of Justice and the SEC. The FCPA, for example, prohibits U.S. persons and entities from making improper payments or offers of payments to foreign governments and their officials and political parties by the

United States and other business entities for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations. However, there can be no assurance that all of our employees, consultants, and agents—including those that may be based in or from countries where practices that violate U.S. or other laws may be customary—will not take actions in violation of our policies, for which we may be ultimately responsible.

The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and proceedings by multiple government authorities in different jurisdictions. Furthermore, due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated or fit within a particular category of regulatory activities, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, and regulatory and legal scrutiny, which could lead to sanctions, cease-and-desist orders, or other penalties and censures. Any of the foregoing could, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our consolidated balance sheets may not contain sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide.

Effective management of our capital and liquidity is critical to our ability to operate our businesses, to grow organically, and to pursue our strategy. As a regulated and licensed entity in various jurisdictions, we are required to possess sufficient financial soundness and strength to adequately support our regulated affiliate entities. The maintenance of adequate capital and liquidity is also necessary for our financial flexibility in the face of turbulence and uncertainty in the global economy. We may from time to time incur indebtedness and other obligations which could make it more difficult to meet capital, liquidity, or other regulatory requirements.

In addition, although we are neither a bank nor a bank holding company under U.S. law or the law of any other jurisdiction, as a global provider of financial services and in light of the changing regulatory environment in various jurisdictions, we could become subject to new capital requirements introduced or imposed by U.S. federal, state, or international regulators. The changes to applicable current or future capital and liquidity requirements may require us to raise additional regulatory capital or hold additional reserves. Such additional burdens could arise, for example, because of different interpretations of or methods for calculating risk exposure amounts or liquidity outflows or inflows, because we do not comply with ratios and levels, or because instruments and collateral requirements that currently qualify as capital or capital risk mitigating techniques no longer do so in the future. If we are unable to raise the requisite regulatory capital, we may be required to reduce the amount of our risk exposure amount or business levels, restrict certain activities, or engage in the disposition of core and other noncore businesses, which may not occur on a timely basis, if at all, or at prices which would not otherwise be attractive to us. Furthermore, our inability to raise sufficient regulatory capital could have an adverse effect on the market’s trust in the long-term viability of our products and services, which could, for example, result in customers transferring to our competitors’ platforms for the provision of stablecoins and/or payments infrastructure. As a result of stricter liquidity or reserve requirements, we may be required to optimize our funding composition, which may result in higher funding costs for us. In addition, our having to maintain buffers of liquid assets may result in lower returns than less liquid assets.

Regulators also may increase the amount of fiat currency reserves that we are required to maintain for our operations, as has happened in the past. For instance, in 2017, the Hawaii Division of Financial Institutions imposed a new policy whereby digital asset businesses are required to maintain cash reserves in an amount equal to the aggregate face value of digital asset funds held on behalf of customers. Similar events could complicate our operations and increase our expenses. Any noncompliance may lead to sanctions, penalties, changes to our business operations, or the revocation of licenses.

We maintain complex treasury operations to manage and move customer assets across our platform and to comply with regulatory requirements. However, it is possible we may experience errors in fiat currency and digital asset handling, accounting, and regulatory reporting that lead us to be out of compliance with these requirements.

The above regulations and any changes thereto that limit our ability to manage effectively our balance sheet, liquidity position, and capital resources going forward, or to access funding sources, could have a material adverse impact on our business, results of operations, financial condition, and prospects.

We obtain and process a large amount of customer data, including sensitive customer data. We also use AI, machine learning, data analytics, and similar tools that collect, aggregate, and analyze data. Any real or perceived improper use of, disclosure of, or access to such data could impose liability on us or harm our reputation and thus have an adverse effect on our business. Furthermore, our use of such AI, machine learning, data analytics, and similar tools could enhance intellectual property, cybersecurity, operational, and technological risks, which could have an adverse effect on our business.

Our operations involve the collection, storage, transmission, and/or other processing of customer data, including highly sensitive data of our customers such as identity data, financial data, transaction data, marketing, and communication data and location data, among other types of information. We use various methods to collect customer data. For example, we may collect customer data from direct interactions with customers, such as when customers fill in forms or correspond with us. We may also collect customer data, including usage and technical data, through the use of automated technologies such as logging and cookies. Furthermore, we may receive customer data from various third parties or publicly available sources, including providers of technical or payment services. Consequently, we are subject to complex and evolving U.S., UK, European, and other jurisdictions’ laws, rules, regulations, orders, and directives (referred to as “privacy laws”) relating to the collection, use, retention, security, transfer, and other processing of personal information (referred to as “personal data”) in the countries where we operate. Much of the personal data that we process, especially financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions, such as the EU’s General Data Protection Regulation (“GDPR”) and the UK General Data Protection Regulation (the “UK GDPR”). In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us and our subsidiaries. Data protection, privacy, and information security have become the subject of increasing public, media, and legislative concern. If our customers were to reduce their use of our products and services as a result of these concerns, our business could be materially harmed. Any failure, or perceived failure, by us or our partners and others who use our services to comply with our privacy policies or with any applicable privacy laws in one or more jurisdictions could result in proceedings or actions against us by governmental entities or private parties. Those proceedings or actions could involve significant fines, penalties, judgments, and reputational damage to us. They may also require us to change our business practices and otherwise increase the costs and complexity of compliance.

From time to time, we may utilize AI, machine learning, data analytics (including generative AI), and similar tools that collect, aggregate, and analyze data (collectively, “Data Tools”) in connection with our business. Uncertainty around new and emerging Data Tools may require additional investment in the development of proprietary datasets, machine learning, large language models, and systems to test for accuracy, bias, and other variables, and computing capabilities. Moreover, market acceptance of Data Tools is uncertain. Utilizing Data Tools may have uncertain risks, particularly if those tools leverage machine learning or generative AI. In addition to the general risks that may exist from incomplete or inaccurate data, human error, or lack of appropriate controls and processes, the technologies underlying how we store and leverage data and their use cases are subject to a variety of laws, including intellectual property, privacy, consumer protection, and federal equal opportunity laws. If we do not have sufficient rights to use the data on which various tools rely, we may incur liability through the violation of such laws, third-party privacy, or other rights or contracts to which we are a party.

Additionally, we may see increasing government and supranational regulation and ethical concerns related to the use of Data Tools which may also significantly increase the burden and cost of research, development, and compliance in this area. This includes the European Union’s Artificial Intelligence Act, which came into force on August 1, 2024. Because of the interest in Data Tools by many governmental authorities, there may be additional laws or regulations that limit or restrict our ability to use such Data Tools or apply novel liability frameworks to the use of such Data Tools, and any of the foregoing may cause adverse effects to our business, operations or financial condition.

We are subject to complex and evolving laws, regulations, and industry requirements related to data privacy, data protection, and information security across different markets where we conduct our business, including in the United States, United Kingdom, and EEA. Such laws, regulations, and industry requirements are constantly evolving and changing. Our or our third-party providers’ or partners’ actual or perceived failure to comply with such laws, regulations, and industry requirements or our privacy policies/notices could result in enforcement actions, litigation, fines, and reputational harm.

Various local, state, federal, and foreign laws, directives, and regulations apply to our collection, use, retention, protection, disclosure, transfer, and any other processing of personal data. There is uncertainty and inconsistency in how these data protection and privacy laws and regulations are interpreted and applied, and they continue to evolve in ways that could adversely impact our business. These laws have a substantial impact on our operations both outside and in the United States, directly as a data controller/business and as a data processor/service provider and handler for various offshore entities.

Laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), and similar state consumer protection and communication privacy laws, such as the California Invasion of Privacy Act. We may make telephone calls and send short message service (“SMS”) text messages to customers. The actual or perceived improper calling of customer phones or sending of text messages may subject us to potential risks. Federal or state regulatory authorities, regulatory authorities in foreign jurisdictions, or private litigants may claim that the notices and disclosures we provide, forms of consent we obtain, or our calling or SMS texting practices are not adequate or violate applicable law. This may in the future result in civil claims against us. We also send marketing messages via email and are subject to the CAN-SPAM Act. The CAN-SPAM Act imposes certain obligations regarding the content of commercial emails and providing recipients a mechanism to opt out of receiving such emails (with the corresponding requirement to honor such opt-out requests promptly). While we strive to ensure that all of our marketing communications comply with the requirements of the CAN-SPAM Act, we could nonetheless commit violations that could result in civil or criminal penalties. In addition, the scope and interpretation of the laws that are or may be applicable to the delivery of text messages or email marketing are continuously evolving and developing. If we do not comply with these laws or regulations, we could face direct liability, could be required to change some portions of our marketing strategy, or could face negative publicity, and our business, results of operations, financial condition, and prospects could be adversely affected. Even an unsuccessful challenge of our calling or SMS texting practices by our customers, regulatory authorities, or other third parties could result in negative publicity and could require a costly response from and defense by us.

In the United States, federal and state lawmakers and regulatory authorities have increased their attention to the collection and use of consumer data. For example, certain states in the United States have enacted stringent privacy and data protection legislation and regulations, such as the California Consumer Privacy Act (the “CCPA”), which gives California residents the right to access and request deletion of their personal data, opt out of the sale of personal data, and receive detailed information about how their personal data is processed, and provides a private right of action for certain data breaches involving the loss of personal data. The California Privacy Rights Act modified the CCPA by expanding consumers’ rights with respect to certain personal data and creating a new state agency to oversee implementation and enforcement efforts. Another example is the Virginia Consumer Data Protection Act, which regulates how businesses collect and share personal information. With bills proposed in many other jurisdictions, it remains quite possible that other states will enact similar privacy and data protection legislation. Such proposed legislation, if enacted, may add additional complexity, conflicting requirements, additional restrictions, and potential legal risk. The existence of comprehensive privacy laws in different states will make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance.

As a result of our presence in Europe and some of our customers being located in the European Union and the United Kingdom, we are subject to the GDPR and the UK GDPR. These regimes impose stringent data protection requirements and may increase both the risk of noncompliance and the costs of providing our products and services in a compliant manner. These regimes grant rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability) and enhance preexisting rights (e.g., data subject access requests). A breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), and civil claims, including representative actions and other class action-type litigation. Further, Post-Brexit, the UK GDPR will not automatically incorporate changes made to the GDPR going forward, which creates a risk that the GDPR and the UK GDPR may increasingly diverge from each other, thereby increasing both our compliance costs and the potential for noncompliance.

In addition, the GDPR imposes strict rules on the transfer of personal data out of the EEA to a “third country,” including the United States. The same is true for the UK GDPR. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. On July 11, 2023, the European Commission entered into force its adequacy decision for the EU-U.S. Data Privacy Framework (the “EU-U.S. DPF”) (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the Court of Justice of the European Union just as the EU-U.S. Privacy Shield Framework was. Additionally, on October 12, 2023, a UK-U.S. Data Bridge went into effect to operate as an extension of the EU-U.S. DPF to facilitate transfers of personal data from the United Kingdom to the United States. Such Data Bridge could not only be challenged, but also may be affected by any challenges to the EU-U.S. DPF. Complying with these obligations and applicable guidance regarding cross-border data transfers could be expensive and time-consuming. It may require us to modify our data handling policies and procedures, update and implement revised standard contractual clauses and other relevant documentation and measures for intragroup, customer, and vendor arrangements requiring transfers of personal information, and may ultimately prevent or restrict us from transferring personal data outside Europe or the United Kingdom, which could cause significant business disruption and affect the manner in which we provide our services and the geographical location or segregation of our relevant systems and operations.

We are also subject to evolving EU privacy laws on cookies and e-marketing. In the EU, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and EU national laws that implement the ePrivacy Directive (Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector) may be replaced by an EU regulation known as the ePrivacy Regulation, which may alter rules on tracking technologies, impose burdensome requirements surrounding obtaining consent, and significantly increase fines for noncompliance. In the EU, informed consent—including a prohibition on pre-checked consents and a requirement to ensure separate consents for each cookie—is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing (and under the GDPR and the UK GDPR). Valid consent is tightly defined, including a prohibition on pre-checked consents for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, enforcement of the ePrivacy Regulation could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, negatively impact our efforts to understand customers, adversely affect our margins, increase costs, and subject us to additional liabilities.

As these and other laws and regulations continue to evolve and be enacted, or new interpretations of existing laws and regulations are applied, we may need to modify our data processing practices, agreements, and policies, which could incur substantial costs. Restrictions on the collection, use, sharing, or disclosure of personal information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner. Such restrictions could also limit our ability to develop new services and features, and could subject us to increased compliance obligations and regulatory scrutiny. We use a variety of technical and organizational security measures and other measures to protect the data we process, including personal data pertaining to our customers, employees, and business partners. Despite the measures we put in place, we may be unable to anticipate or prevent unauthorized access to such personal data.

Moreover, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, rules, regulations, and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability, or adverse publicity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure, and other processing of personal information—whether made through our privacy policies, information provided on our website, press statements, or otherwise—are alleged to be deceptive, unfair, or misrepresentative of our actual practices, we may be subject to potential government investigations and enforcement actions, including by the FTC or relevant state attorneys general.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our practices or technology could fail, or be alleged to fail to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still undeveloped and likely to evolve. Data protection authorities may adopt different views than we do with respect to the classification and protection of data associated with blockchain technology under applicable privacy laws. Despite our efforts to choose vendors that meet applicable laws, regulations, and other obligations relating to privacy, data protection, and information security and that maintain robust security controls, it is possible that a vendor could fail to comply or experience a data breach impacting our data and our business. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations could damage our reputation or result in fines or proceedings by governmental agencies as well as private litigation.

Risks related to intellectual property

Our intellectual property rights are valuable. Any inability to protect and enforce such intellectual property rights could adversely impact our business, results of operations, financial condition, and prospects.

Our business depends in part on our ability to seek, obtain, and maintain intellectual property protection, including with respect to our proprietary technology and our brand. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, patent, and trade secret laws in the United States and similar laws in other countries, as well as confidentiality and license agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish, maintain, and protect our brand and other intellectual property rights. Our efforts to establish, maintain, protect, and enforce our intellectual property rights may not be sufficient or effective. Our intellectual property rights, including rights in our proprietary technology and trade secrets, could be lost through misappropriation or breach of our confidentiality and license agreements. Moreover, any of our intellectual property rights may be circumvented, infringed, diluted, disclosed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to ours and that compete with our business.

Furthermore, there can be no assurance that our patent applications will be approved, any patents issued will be of sufficient scope or strength to provide us with meaningful protection, or such patents will not be challenged by third parties. We may also fail to accurately predict all of the countries where patent protection will ultimately be desirable, and if we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. The patents issued may vary in scope of coverage depending on the country in which such patents issue.

As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental intellectual property agencies require compliance with a number of procedural requirements to complete the trademark application process and to maintain issued trademarks. Noncompliance with these procedural requirements or nonpayment could result in abandonment or lapse of a trademark or trademark application, resulting in partial or complete loss of trademark rights in a relevant jurisdiction. In addition, a failure by us to sufficiently exploit any of our trademarks in any markets could erode our trademark rights with respect to the relevant trademarks.

Further, intellectual property protection may not be available to us in every country in which our products and services are available, and the laws of certain countries do not protect proprietary rights to the same degree as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our intellectual property adequately against unauthorized third-party copying, infringement, or use, which could adversely affect our competitive position. We may also agree to license our intellectual property to third parties as part of various agreements. See “Business—Intellectual property.” Those licenses may diminish our ability to counter-assert our intellectual property rights against certain parties that may bring claims against us.

Finally, some of our business and some of our products rely or may in the future rely on key technologies developed or licensed by third parties. Because of the rapid pace of technological change in the information technology industry, we may not be able to obtain or continue to obtain licenses and technologies from relevant third parties on reasonable terms, or at all.

Our Collaboration Agreement with Coinbase could cause us to lose ownership or use of our trademarks upon the occurrence of certain events.

In August 2023, we entered into a Collaboration Agreement (the “Collaboration Agreement”) and an Intellectual Property License Agreement with Coinbase, which contain provisions requiring the assignment of certain of our intellectual property rights to Coinbase upon the occurrence of certain events. Specifically, if (i) we determine in good faith that the payment provisions under the Collaboration Agreement with respect to USDC or other applicable Circle stablecoin (such stablecoin, an “applicable stablecoin”) would violate an applicable law or government order, (ii) an order from a court of competent jurisdiction prohibits us from continuing to satisfy our payment obligations to Coinbase under the Collaboration Agreement with respect to an applicable stablecoin and, in either case of (i) or (ii), such violation of applicable law or order cannot be remediated with a mutually agreeable amendment or by the parties restructuring their operations with respect to an applicable stablecoin within a certain period of time (the “restructuring period”), or (iii) we have not resumed our payment obligations under the Collaboration Agreement with respect to an applicable stablecoin following the restructuring period, upon Coinbase’s written request, we would be required to assign to Coinbase the trademarks relating to such applicable stablecoin that are subject to the Intellectual Property License Agreement. Upon such assignment, we and Coinbase would enter into a new license agreement (the “Flipped Trademark License Agreement”) pursuant to which Coinbase would grant us a worldwide, non-exclusive, non-transferable, non-sublicensable (other than to certain software and service providers) right to use such trademark, in connection with the advertising, promotion, marketing, commercialization, issuance, sale, distribution, development, provision, and receipt of such stablecoin. For its part, Coinbase would be able to use and license the trademarks of such stablecoin for use by third parties so long as neither Coinbase nor any third party uses the trademarks in a manner that suggests that such party is the issuer of such stablecoin. If our trademarks are assigned to Coinbase, we will have no control over how such trademarks and trade names may be used by Coinbase and any third-party licensees. Any misuse or inconsistent use of such trademarks and trade names may cause consumer confusion and jeopardize the value of our brand and products. Furthermore, if we fail to make any royalty payments due to Coinbase under the Flipped Trademark License Agreement, Coinbase may terminate the agreement and/or the licenses granted therein. As it relates to USDC (or any other stablecoin that we issue under the Collaboration Agreement), failure to be able to use the relevant trademarks could have a significant and detrimental effect on our ability to operate as the issuer of USDC or other stablecoin. Any forced assignment of or other loss of rights to use our trademarks under the terms of the Collaboration Agreement could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our and the Circle stablecoin ecosystem’s partners’ products and services, including the blockchains on which the Circle stablecoins protocols are built, contain third-party open-source software components. Failure to comply with the terms of the underlying open-source software licenses could harm our business.

Our products and services contain software modules licensed to us by third-party authors under “open-source” licenses. Also, the blockchains on which the Circle stablecoins protocols are built and the other partners in the Circle stablecoin ecosystem materially rely on open-source licenses to operate. We also make certain of our own software available to customers for free under various open-source licenses. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our products and services.

Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to reengineer some or all of our software.

Although we monitor our use of open-source software to avoid subjecting our products and services to conditions we do not intend, we have not recently conducted an extensive audit of our use of open-source software and, as a result, there can be no assurance that our processes for controlling our use of open-source software in our products and services are, or will be, effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open-source software license, we could face litigation, infringement, or other liability. We may also be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to reengineer our products or services, to discontinue or delay the provision of our offerings if reengineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code.

Moreover, the terms of many open-source licenses have not been interpreted by U.S. or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our products and services. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate open-source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software.

We may be sued by third parties for alleged infringement of their proprietary rights.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret, and other intellectual property development activity in the digital assets ecosystem, as well as litigation, based on allegations of infringement, misappropriation, or other violations of intellectual property brought by companies of all sizes and industries. Furthermore, anyone can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. We also may be subject to claims of infringement, misappropriation, or other violations of intellectual property.

We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we, our customers, or other parties indemnified by us are infringing upon or misappropriating their intellectual property rights, and we, our customers, or other parties indemnified by us may be found to be infringing upon such rights. We expect that the occurrence of infringement claims is likely to grow as the digital asset market grows and matures. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we enter into costly settlement or license agreements or pay substantial damages or ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive workarounds, or impose other unfavorable terms. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures.

Risks related to our employees and other service providers

We are dependent on certain key personnel and may be unable to attract and retain qualified and skilled employees.

We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of our senior management team, including Jeremy Allaire, our co-founder, Chairman, and Chief Executive Officer, members of our executive leadership team, and other key employees across product, engineering, risk management, finance, compliance, legal, talent, and marketing. We must be able to attract, develop, motivate, and retain highly qualified and skilled employees. Due to the nascent nature of the digital assets ecosystem, the pool of qualified talent is extremely limited, particularly with respect to executive talent with engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees—or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business—could adversely impact our operations and impair our ability to grow.

Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.

We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees to develop and launch new and innovative products and services, which we believe is essential to attracting high-quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork that have been integral to our business.

Our officers, directors, employees, and large shareholders may have conflicts of interest with respect to their positions or interests in certain entities and other initiatives.

We frequently engage with a wide variety of blockchain and digital asset industry participants, as well as startups and growth companies, and maintain relationships with a significant number of digital asset projects, developers, and investors. These transactions and relationships could create potential conflicts of interest in management decisions that we make. For instance, certain of our officers, directors, and employees are active investors in digital asset projects and other growth companies themselves, and may make investment decisions that favor projects in which they have personally invested. Many of our large shareholders also make investments in these projects. For more information, see the section titled “Certain relationships and related-party transactions” and Note 2 to our audited consolidated financial statements. In addition, our co-founder, Chairman, and Chief Executive Officer, Jeremy Allaire, is involved in a number of initiatives involving blockchain technology among other projects, which could divert Mr. Allaire’s time and attention from overseeing our business operations and have a negative impact on our business.

Risks related to our Class A common stock and this offering

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, we will have three authorized series of common stock: Class A common stock, which is entitled to one vote per share; Class B common stock, which is entitled to 5 votes per share (but the aggregate voting power of Class B common stock cannot exceed 30% of the total voting power of our capital stock); and Class C common stock, which does not have any voting power other than to the extent set forth in our certificate of incorporation or otherwise required by applicable law. Holders of our common stock vote together as a single class on all matters, except as otherwise set forth in our certificate of incorporation or as required by applicable law. Our directors and executive officers and entities affiliated with them will hold stock with approximately 31.8% voting power over us after this offering (or approximately 31.7% voting power over us after this offering if the underwriters exercise their option to purchase additional shares in full). As a result, these stockholders, if acting together, would be able to significantly influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of voting power may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company, and might ultimately affect the market price of our Class A common stock.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, and other expenses that we do not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and will have to comply with the applicable requirements of the Sarbanes-Oxley Act, as well as SEC rules and regulations and NYSE listing standards, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices, and required filing of annual, quarterly, and current reports with respect to our business and results of operations. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees, or as executive officers.

There may not be an active, liquid trading market for our Class A common stock.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you purchase.

The multiple series structure of our common stock may depress the trading price and liquidity of our Class A common stock.

The multiple series structure of our common stock may result in a lower or more volatile market price of our Class A common stock or other adverse consequences. For example, certain index providers restrict inclusion of companies with multiple class share structures in certain of their indexes. In addition, certain proxy advisory firms oppose the use of dual or multiple class structures. As a result, the multiple series structure of our common stock may prevent the inclusion of our Class A common stock in certain indices and may cause proxy advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, which could result in a less active trading market for our Class A common stock and adversely affect the value of our Class A common stock. In addition, the difference in the voting rights of the various series of our common stock could harm the value of our Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the superior voting power of our Class B common stock.

The market price of our Class A common stock may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price of shares of our Class A common stock is determined by negotiation between us, the selling stockholders, and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial public offering price. The trading price of our Class A common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations;

•	economic and political conditions or events; and

•	the other factors described in this “Risk factors” section.

These and other factors may cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our stock, our stock price and trading volume could decline.

The trading market for our Class A common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. If no or few securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

Sales of a substantial number of shares of Class A common stock in the public market, or the perception in the market that the holders of a large number of shares of Class A common stock (or securities convertible into shares of Class A common stock) intend to sell shares, could reduce the market price of our Class A common stock. Upon completion of this offering, we will have 202,550,578 shares of Class A common stock outstanding (or 207,650,578 shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full), 19,989,537 shares of Class B common stock outstanding, and no shares of Class C common stock outstanding. All shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares are currently restricted as a result of securities laws, lock-up agreements or market standoff agreements described in the “Underwriting” section of this prospectus but will become eligible to be sold at the expiration of the lock-up period following the completion of this offering. Moreover, the holders of approximately 137.7 million shares of Class A common stock will be entitled to various rights with respect to the registration of their shares under the Securities Act. Registration of these shares would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. We also intend to register all shares of Class A common stock and Class B common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us.

Our certificate of incorporation and bylaws provide for, among other things:

•	three series of common stock with disparate voting power;

•	a staggered board and restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	a prohibition on stockholder action by written consent, thereby requiring all actions to be taken at a duly called meeting of the stockholders;

•	supermajority approval to amend our bylaws and certain provisions of our certificate of incorporation; and

•	advance notice requirements for stockholder proposals.

Moreover, because we are incorporated in Delaware, we are governed by Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company and may discourage bids for our Class A common stock at a premium over its market price. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire.

Our bylaws will provide that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware are the exclusive forums for substantially all disputes between us and our stockholders.

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our certificate of incorporation or our bylaws or as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. In addition, our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district court for the District of Delaware is the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or the Exchange Act. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and to have consented to these forum selection provisions.

These forum selection provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware and limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

While Delaware courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the forum selection provisions contained in our bylaws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock.

Investors in this offering will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common stock is substantially higher than the pro forma as adjusted net tangible book value per share immediately after the offering. As a result, if you purchase our Class A common stock in this offering, you will suffer immediate dilution. See “Dilution.” As a result of this dilution, investors in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

Our board of directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds to us from this offering and could spend such net proceeds in ways that do not improve our results of operations or enhance the value of our Class A common stock. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds to us from this offering.

General risk factors

Adverse economic conditions and geopolitical events may adversely affect our business.

Our performance is subject to general economic conditions and their impact on blockchain technology adoption, digital assets, and payments, as well as our customers. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. The impact of general economic conditions on the digital assets ecosystem is highly uncertain and dependent on a variety of factors, including market adoption of stablecoins and other digital assets, global trends in the blockchain economy, central bank monetary policies, and other events beyond our control. Geopolitical developments, such as the current conflict between Russia and Ukraine and related economic and other retaliatory measures taken by the United States, the European Union, and others, the ongoing Israel-Hamas conflict, trade wars, tariffs imposed by the new administration, and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and digital asset markets. Our business, results of operations, financial condition, and prospects may be materially and adversely affected by any negative impact on the global economy and digital assets market resulting from the conflicts in Ukraine or the Middle East, new trade policies including tariffs, or any other geopolitical tension or general adverse economic condition.

We may be adversely affected by natural disasters, pandemics, and other catastrophic events, as well as by man-made problems such as terrorism.

Natural disasters, fire, power shortages, or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, results of operations, financial condition, and prospects. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of terrorism, labor activism or unrest, and other geopolitical unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our products and services, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our operating results.

We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our products and services. Additionally, all of the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our business partners’ disaster recovery plans prove to be inadequate. To the extent natural disasters or other catastrophic events concurrently impact data centers we rely on in connection with private key restoration, customers will experience significant delays in withdrawing funds, or in the extreme, we may suffer losses of our customer funds.

We have in the past and may in the future acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

Acquisitions, partnerships, and joint ventures have been part of our growth strategy. We expect to continue to evaluate potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services, or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not achieve our intended outcomes, for example, due to technical difficulties migrating the acquired products into our ecosystem. Moreover, the companies we acquire may have different risk tolerances than ours, which could result in decisions that do not enhance our competitive position or achieve our strategic goals. Acquisitions may also require regulatory approvals that are costly or time-consuming to obtain, and any difficulties or delays in complying with such regulatory requirements would hinder our strategic objectives. We may also lose certain pre-existing business relationships as a result of new acquisitions, given the highly competitive nature of the digital asset industry. Furthermore, any acquisitions we complete could be viewed negatively by our customers, shareholders, and the market. We may not be aware of all of the risks associated with the acquired business.

In addition, an acquisition may result in unforeseen operating difficulties and expenditures, such as the following:

•	difficulties integrating businesses, services, personnel, operations, and financial and other controls and systems and retaining key employees;

•	assumption of unknown liabilities, known contingent liabilities that become realized, or known liabilities that prove greater than anticipated;

•	difficulties retaining the customers or employees of any acquired business;

•	incurrence of debt, contingent liabilities, or future write-offs of intangible assets or goodwill;

•	entry into a new market or business line in which we have no prior experience and in which we may not successfully compete; and

•	integration of an acquired company, which may disrupt ongoing operations and require management resources that would otherwise be used in developing our existing business.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries. Any such acquisitions may reduce cash available for operations and other uses and could result in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition.

Cautionary statement regarding forward-looking statements

This prospectus contains statements that are forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, technology, and plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will,” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following:

•	we face intense and increasing competition;

•

competition from new and existing issuers offering competing products, combined with the rise of yield-bearing digital assets, including TMMFs, that are attractive to digital asset trading participants, may reduce market demand and circulation of Circle stablecoins;

•

stablecoins may face periods of uncertainty, loss of trust, or systemic shocks resulting in the potential for rapid redemption requests (or runs), and extreme scenarios, such as market shocks that affect the value of USDC’s reserves or simultaneous requests to redeem all or substantially all USDC in circulation, or concerns related to Circle stablecoin reserves, may lead to redemption delays and USDC reserves being insufficient to meet all redemption requests;

•	as a relatively new innovation, stablecoins are particularly susceptible to operational challenges and risks, including due to surges in demand;

•	any negative publicity regarding stablecoins or the broader digital asset industry may have an outsized negative effect on consumer confidence;

•	the acceptance of Circle stablecoins could be negatively impacted by the disruptions in secondary marketplaces that facilitate the purchase and sale of Circle stablecoins;

•

although we have concluded that Circle stablecoins are not “securities ” under U.S. federal securities laws and our offers and sales of Circle stablecoins are not securities transactions, any classification of Circle stablecoins as a “security,” or our offer or sale of Circle stablecoins in securities transactions, would subject us to additional regulation and could materially impact the operation of our business;

•	we hold a substantial amount of USDC reserves in the Circle Reserve Fund and thus are subject to risks associated with the issuer, the manager, and the custodian of the Circle Reserve Fund;

•

any significant disruption in our or our third-party service providers’ or partners’ technology could result in a loss of customers or funds and adversely impact our business, results of operations, financial condition, and prospects;

•	our customers’ funds and digital assets may fail to be adequately safeguarded by us or the third-party service providers upon whom we rely;

•	our inability to maintain existing relationships with financial institutions and similar firms or to enter into new such relationships could impact our ability to offer services to customers;

•	we are subject to credit risks in respect of counterparties, including banks and other financial institutions;

•

if we are unable to maintain existing distribution arrangements or enter into additional distribution arrangements on less favorable financial terms, USDC and EURC in circulation and Circle’s financial results may be adversely affected;

•

our products and services may be exploited by our customers, employees, service providers, and other third parties to facilitate illegal activity such as fraud, money laundering, terrorist financing, gambling, tax evasion, and scams;

•	our compliance and risk management methods might not be effective;

•	fluctuations in interest rates could impact our results of operations;

•	we are subject to an extensive and highly evolving regulatory landscape;

•

the regulatory environment to which we are subject gives rise to various licensing requirements, significant compliance costs and other restrictions, and noncompliance could result in a range of penalties, including fines, compliance costs, operational restrictions, reputational damage, and loss of licenses;

•

we are subject to laws, regulations, and executive orders regarding economic and trade sanctions, anti-bribery, AML, and counter-terrorism financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them;

•	insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions; and

•	other factors disclosed in the “Risk factors” section of this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $420.6 million, or approximately $570.0 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from sales of shares of Class A common stock by the selling stockholders.

The principal purposes of this offering are to create a public market for our Class A common stock, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and end-users, improve our competitive position, and obtain additional capital. We intend to use the net proceeds from this offering to satisfy an estimated $125.3 million of tax withholding and remittance obligations in connection with the IPO RSU Vest and to use the remainder for working capital and other general corporate purposes, which may include:

•	investment in new products and capabilities;

•	investment in expanding awareness, usage, and distribution of our products; and

•	potential acquisitions involving new products, offerings, and technologies, although we have no commitments with respect to any such acquisitions at this time.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amount and timing of our actual expenditures will depend upon numerous factors, including those described in “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” and elsewhere in this prospectus.

Our management will retain broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

We have never declared or paid cash dividends. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, and other factors our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents (excluding cash and cash equivalents segregated for corporate-held stablecoins) and total capitalization (which we define as non-current liabilities, redeemable convertible preferred stock, and stockholders’ equity) as of March 31, 2025:

•	on an actual basis;

•	on a pro forma basis to give effect to the Conversion; and

•

on a pro forma as adjusted basis to give further effect to (i) this offering, including our issuance and sale of 14,800,000 shares of Class A common stock and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the IPO RSU Vest, including our payment of approximately $125.3 million in satisfaction of tax withholding and remittance obligations and the issuance of 5,438,969 shares of Class A common stock and 144,638 shares of Class B common stock in connection with the net settlement of such RSUs.

You should read this table in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including the notes thereto, included in this prospectus.

	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share data)
Cash and cash equivalents(1)	$848,606	$848,606	$1,143,908
Non-current liabilities	87,883	87,883	87,883
Redeemable convertible preferred stock, 139,807 thousand shares outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted	1,140,502	—	—

Stockholders’ equity:
Class A common stock, 62,350 thousand shares outstanding, actual; 179,729 thousand shares outstanding, pro forma; 202,551 thousand shares outstanding, pro forma as adjusted	6	18	21
Class B common stock, no shares outstanding, actual; 22,427 thousand shares outstanding, pro forma; 19,990 thousand shares outstanding, pro forma as adjusted	—	2	2
Class C common stock, no shares outstanding, actual; no shares outstanding, pro forma; no shares outstanding, pro forma as adjusted	—	—	—
Treasury stock, 4,960 thousand shares, actual, pro forma and pro forma as adjusted	(2,877)	(2,877)	(2,877)
Additional paid-in capital	1,900,888	3,041,376	3,336,675
Accumulated deficit	(1,158,410)	(1,158,410)	(1,158,410)
Accumulated other comprehensive income	5,369	5,369	5,369
Total stockholders’ equity	744,976	1,885,478	2,180,780

Total capitalization	$1,973,361	$1,973,361	$2,268,663

(1)	Excludes cash and cash equivalents segregated for corporate-held stablecoins of $274,539.

Dilution

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share immediately after this offering. Net tangible book value per share is determined by dividing our tangible net worth (defined as total assets, less intangible assets, goodwill, digital assets, and total liabilities) by the number of shares of common stock outstanding (excluding treasury stock).

Our historical net tangible book value as of March 31, 2025 was $1,262.8 million, or $20.25 per share. After giving effect to the Conversion, our pro forma net tangible book value as of March 31, 2025 would have been $1,262.8 million, or $6.25 per share. After giving further effect to (i) this offering, including our issuance and sale of 14,800,000 shares of Class A common stock and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the IPO RSU Vest, including our payment of approximately $125.3 million in satisfaction of tax withholding and remittance obligations and the issuance of 5,438,969 shares of Class A common stock and 144,638 shares of Class B common stock in connection with the net settlement of such RSUs, our pro forma as adjusted net tangible book value as of March 31, 2025 would have been $1,558.1 million, or $7.00 per share. This represents an immediate increase in pro forma net tangible book value of $0.75 per share to our existing stockholders and an immediate dilution of $24.00 per share to new investors.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$31.00
Pro forma net tangible book value per share as of March 31, 2025	$6.25
Increase in pro forma net tangible book value per share attributable to new investors	$0.75

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$7.00

Dilution per share to new investors		$24.00

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would increase to $7.50 per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $1.25 per share to existing stockholders and immediate dilution of $23.50 to new investors participating in this offering.

The following table summarizes as of March 31, 2025, on the pro forma as adjusted basis described above, the number of shares of common stock, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by the new investors participating in this offering.

	Shares purchased		Total consideration		Weighted- average price per share
	Number	Percent	Amount	Percent
Existing stockholders (Class A and Class B)	207,740,115	93%	$1,142,321,707	71%	$5.50
New investors (Class A)	14,800,000	7%	$458,800,000	29%	$31.00

Total	222,540,115	100%	$1,601,121,707	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders would be reduced to 91% of the total number of shares outstanding after this offering and the number of shares held by new investors participating in the offering would be increased to 9% of the total number of shares outstanding after this offering.

To the extent that any outstanding options under our stock-based compensation plans are exercised, RSUs are vested, new options or RSUs are issued under our stock-based compensation plans, any outstanding derivative securities are converted or exercised for common stock, or we issue additional shares of common stock or other securities convertible into or exercisable for shares of common stock in the future, there will be further dilution to investors participating in this offering.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk factors” and “Cautionary statement regarding forward-looking statements” sections.

Overview

Founded in 2013, Circle’s mission is to raise global economic prosperity through the frictionless exchange of value. We intend to connect the world more deeply by building a new global economic system on the foundation of the internet, and to facilitate the creation of a world where everyone, everywhere can share value as easily as we can today share information, content, and communications.

Since inception, we have relentlessly pursued our mission and vision, building fundamental technology for the internet financial system. We have forged paths toward mainstream acceptance through persistent and active engagement with policymakers and regulators globally, and have seen institutional and consumer knowledge and acceptance of internet-native financial assets approach critical mass. Large and influential players in the incumbent financial services system are increasingly embracing digital assets broadly and stablecoins specifically.

Circle’s innovative products reach tens of millions of end-users, power thousands of businesses, and, as of March 31, 2025, USDC has been used for more than $25 trillion in onchain transactions. While we have made strong progress in our pursuit of our mission and vision over the past decade, we believe the internet financial system is in its infancy with decades of growth and innovation ahead.

Our business model

We believe that we are well positioned to capitalize on the development of the internet financial system and the reimagining of how money works in the world. The future of money is open, transparent, and digital, and we are at the center of this transformation.

Our business model is driven by the growth of the Circle stablecoin network, which comprises our stablecoin infrastructure, our banking and reserve management infrastructure, our blockchain infrastructure, and our Developer Services application platform, as well as all the end-users who are active on our platform and benefit from our underlying technology. We continually invest in growing the Circle stablecoin network:

•	We promote distribution and adoption of Circle stablecoins through partnerships with large, leading financial and technology-focused institutions with large consumer customer bases.

•

We expand our reach by broadening the accessibility of our network, such as by building global on- and off-ramps from fiat banking providers that permit Circle Mint customers to move their funds between fiat and Circle stablecoins, enabling efficient utilization of Circle stablecoins globally.

•

We support the building of new applications on our platform by providing end-to-end tools and operational infrastructure that make it easier for developers to abstract away the technology intricacies of building apps on blockchain networks. These tools, such as CCTP and Circle Gas Station, lower the barriers to entry for developers and end-users, and support innovation on our network. Importantly, many of these tools are open source and permit developers to build on our network regardless of whether they have an existing Circle relationship, which helps fuel the growth of the Circle stablecoin network.

•

We stimulate increased activity on the Circle stablecoin network by encouraging the growth of the broader Web3 ecosystem and by introducing new products and services, which enable end-users to leverage the benefits inherent in the internet financial system: transparency, increased velocity, and reduced cost, all with the programmability of money. In addition to products that we introduce ourselves, third-party-developed applications add to activity on our platform.

•	We seek to expand our footprint to new markets, encouraging global adoption of our technology and products. We do so with a regulatory-first posture, obtaining appropriate licenses as needed.

These and other strategies are detailed in “Business—Our platform, products, and ecosystem” and “Business—Our growth strategy.”

The way that we monetize our network has shifted over time, and continues to evolve. Our key product offerings are as follows:

Circle stablecoins

Core to our network are USDC and EURC, our regulated U.S. dollar- and euro-denominated stablecoins. We launched USDC in 2018, which is the world’s largest regulated payment stablecoin as measured by the amount of stablecoins in circulation. See “Prospectus summary—Overview—Stablecoin overview—Circle’s role in driving stablecoin adoption” for our use of the term “regulated” with respect to stablecoins and see “Business—Regulatory policy landscape” for the principal regulations to which we are subject. USDC makes the dollar digitally available via the internet, taking advantage of the internet’s capabilities, transparency, speed, and efficiency. In June 2022, we launched EURC utilizing the same underlying infrastructure. In July 2024, Circle Internet Financial Europe SAS became the first global stablecoin issuer to achieve compliance with MiCAR.

Stablecoins act as the bridge between the fiat and digital assets ecosystems. We believe the ability of Circle Mint customers to quickly and confidently move from fiat to Circle stablecoins is essential to the growth of the Circle stablecoin network. The volume of USDC minted and redeemed demonstrates the scale and resiliency of the banking infrastructure supporting our on- and off-ramps between the digital asset and fiat ecosystems.

Below is a summary of USDC minted and redeemed for each of the periods presented. EURC minting and redemption was not material for the periods presented. For our calculation of USDC in circulation, see “—Key operating and financial indicators—USDC in circulation and average USDC in circulation.”

	Three months ended March 31,		Year ended December 31,
(in millions)	2025	2024	2024	2023	2022
USDC in circulation, beginning of period	$43,857	$24,412	$24,412	$44,554	$42,416

USDC minted	53,222	32,149	141,342	95,833	167,609
USDC redeemed	(37,103)	(24,142)	(121,897)	(115,975)	(165,471)

Net increase (decrease) in USDC in circulation	16,119	8,007	19,445	(20,142)	2,138

USDC in circulation, end of period	$59,976	$32,419	$43,857	$24,412	$44,554

All Circle stablecoins minted and outstanding are backed by at least an equivalent amount of fiat currency-denominated reserve assets that are held in accounts that are titled FBO holders of Circle stablecoins with leading financial institutions. Laws, regulations, and our operating policies are designed to ensure the capital preservation and liquidity of these reserve assets. During the periods presented, prior to January 2023, USDC reserves were limited to cash balances held at banks, U.S. Treasury securities with maturities of 100 days or less, and the Circle Reserve Fund. Since January 2023, USDC reserves have been limited to cash balances held at banks and the Circle Reserve Fund. See “—Liquidity and capital resources—Composition of USDC reserves” for additional information regarding the Circle Reserve Fund.

Circle earns reserve income on reserve assets, historically at rates at a discount to the prevailing SOFR during the applicable periods. We term the rate of return generated on assets held in reserve as the “reserve return rate.” See “—Key operating and financial indicators” for the calculation of reserve return rate. Reserve income is a function of the amount of reserve assets and the reserve return rate. Reserve income comprised between 95% and 99% of our total revenue in the years ended December 31, 2024, 2023, and 2022 and in the three months ended March 31, 2025 and 2024.

Reserve Return Rate
	Reserve Return Rate (%)	Quarterly Avg. SOFR (%)	Quarterly Avg. 3Mo T-Bill (%)
1Q22	0.14	0.09	0.29
2Q22	0.61	0.71	1.04
3Q22	2.06	2.15	2.61
4Q22	3.35	3.62	3.99
1Q23	4.24	4.50	4.59
2Q23	4.66	4.97	5.04
3Q23	5.16	5.24	5.27
4Q23	5.19	5.32	5.28
1Q24	5.13	5.31	5.23
2Q24	5.17	5.32	5.25
3Q24	5.11	5.28	5.00
4Q24	4.49	4.68	4.40
1Q25	4.16	4.33	4.21

Other products

In addition to Circle stablecoins, we continue to expand product offerings that benefit from and support the growth of the Circle stablecoin network. Our other products contributed 1%, 1%, and 5% of our total revenue in the years ended December 31, 2024, 2023, and 2022, respectively, and 4% and 1% of our total revenue in the three months ended March 31, 2025 and 2024, respectively. We believe these and other new product offerings will contribute to the growth of the Circle stablecoin network, and over time drive a flywheel of growth that has been the hallmark of successful internet-driven networks. We also expect growth in our network to drive increases in USDC in circulation and thereby drive our reserve income. We anticipate growing these offerings in the coming years, diversifying our revenue profile. These offerings include:

Developer Services

In August 2023, we launched our Developer Services product line, through which we are developing an array of developer-ready and enterprise-grade infrastructure services that developers can plug into their own applications. See “Business—Our platform, products, and ecosystem—Developer Services” for a description of the Developer Services product line. These solutions can be delivered via API to companies seeking to introduce

Developer capabilities to their customer bases. Examples of products we have recently launched include Circle Wallets, Circle Contracts, Circle Paymaster, and CCTP.

In July 2022, we acquired Cybavo, a software development company that provides platforms for digital wallets, digital asset safekeeping, and blockchain smart contract application development, deployment, and operations, whose technology we integrated into our Developer Services. We have developed additional features for our Circle Wallets, including our gas fee infrastructure, a collection of blockchain network infrastructure and open-source smart contracts that streamlines the end-user experience by supporting the payment of transaction fees on supported blockchains in USDC, thus removing the need to pay fees in each blockchain’s native token.

CCTP is a permissionless protocol that enables USDC to flow natively across supported blockchains and provides interoperability to blockchains that have historically been siloed due to incompatible protocols and supported tokens. CCTP empowers developers to offer greater utility in their applications by seamlessly operating across different blockchain networks.

Integration Services

We earn Integration Services revenue by connecting and integrating Circle products such as USDC across blockchain networks. In exchange for a fee, we assist third-party public blockchains with the implementation of USDC and the integration of Circle Mint on their blockchains.

Tokenized Funds

As a result of our acquisition of Hashnote in January 2025, we issue USYC—a leading TMMF. See “Business—Our platform, products, and ecosystem—Circle Tokenized Funds” for more information on the Hashnote acquisition. We believe that by integrating USYC with our existing infrastructure, we can enhance its interoperability across multiple public blockchains and enable instantaneous conversion with Circle stablecoins, allowing traders to hold their assets or pledge collateral in TMMFs while accruing yield and then be able to instantaneously convert into stablecoins, which can be used to purchase other digital assets.

The Circle stablecoin network, blockchain infrastructure, Developer Services application platform, and TMMFs are further detailed in “Business—Our platform, products, and ecosystem.” We believe that these tools greatly improve the quality of applications on our network, providing value both to the network effect that drives our growth by attracting end-users as well as to the developers that avail themselves of these offerings. We believe we can further monetize these services in the future as we continue to develop and scale them.

Discontinued products

As we continue to focus on our core strategy of growing the Circle stablecoin network, we have discontinued certain products that we deemed as non-core to our business. Together, these products contributed less than 1%, less than 1%, and less than 3% of total revenue in the years ended December 31, 2024, 2023, and 2022, respectively, and less than 1% of total revenue in the three months ended March 31, 2025 and 2024, and we do not anticipate them to impact our future financial or operating performance.

Transaction Services

Transaction Services related to the processing of USDC-native payments, payouts to sellers, vendors, or end-users, ledger management, and safekeeping services. In this capacity, we operated as a payment facilitator, processing credit and debit card transactions primarily for Web3 merchants. We completed the deprecation of these services in 2024.

Circle Yield

Circle Yield allowed accredited investors to lend their USDC to certain third parties (over-collateralized with Bitcoin) and earn yield. In November 2022, we ceased these activities, and have no residual exposure to any borrowing or lending made under this product.

SeedInvest

SeedInvest offered a platform for companies to raise capital through equity offerings directly on the internet. In exchange for our services, we received a placement fee paid by issuers as well as transaction fees paid by investors. In May 2023, we divested the majority of operations and ceased activities related to this product.

Key factors affecting operating results

The growth and success of our business as well as our financial condition and operating results have been, and will continue to be, affected by a number of factors, including:

Growth of the internet financial system

The internet financial system is built on blockchain infrastructure, and represents a fundamental shift that we believe will result in a profound change to the existing financial system by materially improving efficiency, reducing costs, expanding accessibility, and accelerating innovation. While the internet financial system has grown rapidly, it remains in its infancy and is very small relative to the legacy financial system. We believe we are well positioned to be among the winners in this emerging, transformative space, and we expect increased adoption and expansion of the internet financial system to be a key driver of growth in all our products and services, and hence of our overall financial performance.

Adoption of stablecoins as the core means of value exchange within the internet financial system

We believe stablecoins are the core facilitator of value exchange in the internet financial system. As of March 31, 2025, there were approximately $211 billion of stablecoins in circulation, according to CoinMarketCap, representing a 40% growth from March 31, 2024. We believe that we are poised to lead the way in driving the growth of stablecoins, with our trusted brand, regulation-first posture, robust scalable infrastructure, institutional-grade safety and soundness, and $60.0 billion of USDC in circulation across 4.9 million MeWs as of March 31, 2025. We stand to benefit as the adoption of stablecoins and the internet financial system increase, due not only to the growth in circulation of Circle stablecoins but also due to the Circle stablecoin network that we have developed. The following chart provides an overview of MeWs at quarter end for the periods presented.

MeWs

MeWs (in thousands)
1Q22	1,300
2Q22	1,620
3Q22	1,658
4Q22	1,759
1Q23	1,652
2Q23	2,296
3Q23	2,487
4Q23	2,780
1Q24	3,118
2Q24	3,363
3Q24	3,578
4Q24	4,264
1Q25	4,883

Expanding global awareness and distribution of USDC as a leading stablecoin network

Access to the internet financial system transcends boundaries and borders. The growing international interest in both internet-based financial services broadly—and the Circle stablecoin network specifically—is a driver of our business. Our efforts to expand awareness and distribution of USDC follow a multi-pronged approach. We intend to continue expanding our global reach by obtaining regulatory licenses and registrations in additional jurisdictions, collaborating with strategic partners, and expanding our blockchain interoperability. We also intend to continue to invest in expanding awareness and distribution of Circle stablecoins in international markets, including through initiatives such as sponsored webinars, content sponsorship, event sponsorship, and traditional advertising (e.g., search engine marketing/retargeting), to further enhance our growth. Beyond our dedicated awareness initiatives, we continue to strive to make the Circle stablecoin network the most widely available and easy to use globally by integrating into many major blockchain protocols, which we believe will enhance both demand and distribution of Circle stablecoins. We expect increased awareness and interest in Circle stablecoins, including both increasing penetration among our existing markets and expansion into new markets, to positively impact our performance.

Strategic partnerships fostering the Circle stablecoin network

Another core facet of our strategy is to complement our products and services with enterprise-level strategic commercial partnerships, with the goal of driving growth in the distribution and adoption of Circle stablecoins. Through these partnerships, we enable companies to offer internet-native financial services to their own customers, to the benefit of our overall network. In addition to our international partnerships with major consumer and technology brands (see “Business—Our platform, products, and ecosystem—The Circle stablecoin ecosystem” for examples of partners that are part of the Circle stablecoin network and the Circle stablecoin ecosystem), we partnered with Visa to enable the use of USDC within its payments network, and with MoneyGram to support the use of USDC for global remittances on the Stellar blockchain, among others. These partnerships are still in early stages, but we expect that they will contribute meaningfully to our operating and financial performance over time. We have also partnered with Coinbase to provide seamless access within its platform to convert between fiat currency and USDC and recently entered into a partnership with Binance to make USDC more extensively available across its full suite of products and services and adopt USDC as a dollar stablecoin for its corporate treasury. We plan to continue to enter strategic partnerships like these to expand our product offerings and amplify the network effect inherent in our business. We believe each of these partnerships helps to foster broader access to Circle stablecoins and the internet financial system. These partnerships enable awareness and access of the Circle stablecoin network by new end-users who may otherwise not directly be reached, while benefiting existing end-users by expanding the opportunities for internet-based commerce. We expect these partnerships will drive greater circulation, adoption, and use of Circle stablecoins over time.

Growth in new products and services

We believe we have a sizable opportunity to grow our business through the introduction of new products and services. Our blockchain infrastructure and Developer Services provide platforms upon which third-party software developers can build and create their own products and financial applications. For example, we launched our CCTP V1 offering in early 2023 and have already seen its significant growth. CCTP V1 is live on 11 blockchains (Aptos, Arbitrum, Avalanche, Base, Ethereum, Noble, OP Mainnet, Polygon PoS, Solana, Sui, and Unichain). We calculate CCTP volume by analyzing data from all blockchains on which CCTP is deployed to match receiving USDC transaction data on destination blockchains with USDC redemption data from source blockchains, and then summing up the USDC redemption volumes on the source blockchains. In early 2025, we launched CCTP V2, a fast version of CCTP that monetizes and accrues revenue on each transaction. CCTP V2 is currently available on Arbitrum, Avalanche, Base, Ethereum, Linea, and Sonic, with more blockchains expected to be announced throughout 2025. As of March 31, 2025, CCTP V1 and CCTP V2 enables 132 routes and has handled approximately $41.0 billion in transfers. We continue to develop our blockchain infrastructure and Developer Services products, facilitating the development of new third-party products for the internet financial system, which we expect will in turn increase demand for Circle stablecoins and serve as a critical driver to the growth of our network. We anticipate that the products developed on our platform will drive new sources of revenue, including network service fees and additional Developer Services fees.

Interest rate fluctuations

We derive the majority of our revenue from reserve income. Fluctuations in interest rates impact reserve return rates, such that a decrease in interest rates reduces reserve return rates and an increase in interest rates increases reserve return rates. Reserve return rate is a contributing factor to reserve income. As such, fluctuations in interest rates may result in changes in reserve income. However, interest rates are only one contributor to reserve income, and the other primary contributor—USDC in circulation—is inherently difficult to predict given the uncertainties in end-user and customer behavior. For example, although interest rates are positively correlated with the opportunity cost of holding USDC versus other financial instruments, given the utility of USDC as a means for the exchange of value, an increase in interest rates does not necessarily result in a decrease in USDC in circulation (and vice versa). Any relationship between interest rates and USDC in circulation is complex, highly uncertain, and unproven. As a result, while we are able to predict the impact of interest rate changes on the reserve return rate, given uncertainties in end-user and customer behavior and interests and market dynamics, we are unable to accurately predict the impact of such changes on reserve income.

Exogenous events and macro trends

In March 2023, SVB failed to honor Circle’s request to withdraw $3.3 billion (approximately 8% of the USDC reserves at the time) in reserve deposits, which was submitted prior to SVB’s failure and subsequent FDIC receivership. The FDIC receivership announcement made abruptly on Friday, March 10, 2023 caused some market concern that an inability to instantly access the deposits held at SVB might result in USDC not being fully backed by fiat-denominated reserves. In response, we publicly affirmed that in the event SVB did not make a full return of our reserve deposits, we would cover any shortfall using corporate resources, aligning with our commitment to maintaining the trustworthiness, safety, and one-for-one redeemability of USDC by Circle Mint customers. Subsequent secondary market trading of USDC on certain digital asset exchanges, exacerbated by the lack of primary market liquidity given the weekend closure of the banking system and the concurrent failure of two other banks that were part of the Circle stablecoin ecosystem, which had previously provided 24/7/365 primary liquidity infrastructure, resulted in a temporary supply-demand imbalance, and consequently the secondary market price of USDC fell below $1. On Monday, March 13, 2023, the FDIC formally announced that it would guarantee all deposits held at SVB, and USDC soon regained its $1 secondary market trading price. When the banking system reopened, we began processing the weekend’s queued redemptions, although due to the backlog and the failure of some of the banks that were part of the Circle stablecoin ecosystem, redemptions for some customers were slowed. Although we did not incur any direct financial loss in connection with the SVB failure and we honored one-for-one redeemability of USDC by Circle Mint customers at all times, we believe the SVB failure was a contributing factor to the subsequent decline in USDC in circulation. Since the SVB failure, we have continued to invest in and refine our reserve management structures, including by strengthening our governance around reserve management (see “Business—Reserve management standard”), improving analysis and monitoring of counterparties (considering factors such as customer concentration, asset liability management, capital structure, profitability, and externalities), implementing end-of-day sweeps to manage counterparty risk at settlement banks, and holding the significant majority of cash reserves at GSIBs.

While our view is that in the long-term, USDC in circulation will be driven by secular growth in the adoption of the internet financial system, as well as our introduction of new products within the Circle stablecoin network, in the short term we believe isolated events or temporary trends can have meaningful impact on USDC minting and redemptions. For example, we believe that the regional banking crisis in the United States in March 2023—and most notably the SVB failure discussed above—spurred outsized redemptions in the weeks following a brief price dislocation of USDC in certain secondary markets. Similarly, following the collapse of several digital asset lenders (e.g., Celsius, Voyager) in mid-2022, we believe the subsequent rapid decline of decentralized finance lending market activity (which was a notable industry use case for USDC at the time) resulted in significant redemptions due to the reduction in need for USDC deployment to such protocols. Finally, particularly in times of uncertainty for the stablecoin and digital assets industries, we believe that our uniquely robust connectivity with traditional banks has resulted in USDC serving as an off-ramp (i.e., channel into fiat currency) from certain digital asset enterprises that lack meaningful banking coverage, with the net result being an inflated amount of USDC redemptions. While we believe these events and developments are nonrecurring in nature, they can have an impact on USDC in circulation and our short-term financial results.

Distribution costs

Our distribution costs have a meaningful impact on our financial performance. Prior to August 2023, distribution costs were primarily a function of (i) the amount of USDC distributed by Circle and Coinbase and (ii) the amount of USDC held on each respective party’s platform. Specifically, we shared any revenue generated from USDC reserves pro rata based on the amount of USDC distributed by each respective party and the amount of USDC held on each respective party’s platform in relation to the total amount of USDC in circulation. See “Business—Collaboration with Coinbase.” In August 2023, we and Coinbase entered into a Collaboration Agreement, under which we make payments to Coinbase for its role in the distribution of USDC and growth in the USDC ecosystem. These payments are determined based on the daily income generated from the reserves backing USDC, less the management fees charged by non-affiliated third parties for managing such reserves (such as asset management and custody fees) and certain other expenses, which is referred to as the “payment base.” From this payment base, (i) we retain a portion ranging from an annualized low-double-digit basis point to high tenth of a basis point based on the amount of USDC in circulation on such day, in consideration of our role as stablecoin issuer and which is designed to partially reimburse us for indirect costs of issuing stablecoins and the management of the associated reserves, such as maintaining our accounting, treasury, regulatory, and compliance functions (the “issuer retention”), (ii) we and Coinbase each receive an amount equal to the remaining payment base multiplied by the percentage of such stablecoin that is held in the applicable party’s custodial products or managed wallet services at the end of such day, and (iii) after deducting amounts payable to other approved participants in the USDC ecosystem, Coinbase receives 50% of the remaining payment base. See “Business—Collaboration with Coinbase.” As a result, the greater the proportion of USDC in circulation held on Coinbase’s platform, the greater the proportion of reserve income payable to Coinbase. Conversely, the greater the proportion of USDC in circulation held on our platform or held outside of Circle and Coinbase platforms, the smaller the proportion of reserve income payable to Coinbase. As a result, distribution costs are impacted by the actions and policies of Coinbase and their effects on the amount of USDC in circulation held on Coinbase’s platform, which we do not control or oversee. As of December 31, 2024, 2023, and 2022, the percentage of USDC in circulation held on Circle’s platform was approximately 5%, 2%, and 1%, respectively; based on information provided to us by Coinbase, the percentage of USDC in circulation held on Coinbase’s platform was approximately 20%, 12%, and 5%, respectively; and the percentage of USDC in circulation held outside Circle’s and Coinbase’s platforms was approximately 75%, 86%, and 94%, respectively. As of March 31, 2025 and 2024, the percentage of USDC in circulation held on Circle’s platform was approximately 6% and 3%, respectively; based on information provided to us by Coinbase, the percentage of USDC in circulation held on Coinbase’s platform was approximately 25% and 17%, respectively; and the percentage of USDC in circulation held outside Circle’s and Coinbase’s platforms was approximately 69% and 80%, respectively.

For the year ended December 31, 2024, 2023, and 2022, the daily weighted-average percentage of USDC in circulation held on Circle’s platform was approximately 2%, 2%, and 2%, respectively; based on information provided to us by Coinbase, the daily weighted-average percentage of USDC in circulation held on Coinbase’s platform was approximately 18%, 8%, and 3%, respectively; and the daily weighted-average percentage of USDC in circulation held outside Circle’s and Coinbase’s platforms was approximately 80%, 90%, and 95%, respectively. For the three months ended March 31, 2025 and 2024, the daily weighted-average percentage of USDC in circulation held on Circle’s platform was approximately 6% and 2%, respectively; based on information provided to us by Coinbase, the daily weighted-average percentage of USDC in circulation held on Coinbase’s platform was approximately 22% and 14%, respectively; and the daily weighted-average percentage of USDC in circulation held outside Circle’s and Coinbase’s platforms was approximately 72% and 84%, respectively.

During the periods presented, there has been an increasing proportion of USDC being held on Coinbase’s platform, which in turn has increased our payments to Coinbase under the Collaboration Agreement and thus our distribution costs. We are unable to predict whether the proportion of USDC held on Coinbase’s platform will continue to increase in future periods, as such proportion depends on factors beyond our control, including Coinbase’s actions. However, if the proportion of USDC held on Coinbase’s platform continues to increase in future periods, the growth in our distribution costs may exceed the growth of our reserve income, such that distribution costs as a percentage of reserve income increases in future periods.

In addition, we and Coinbase may agree to pay a portion of the residual payment base to approved participants to incentivize the circulation of stablecoins, which may impact our distribution costs. We have added and expect to continue to add additional distributors in the future and anticipate that such distribution contracts may have different commercial terms depending on negotiations with our distributors and the circumstances in our evolving industry.

Government regulation

At Circle, we have always had a “regulation first” philosophy that underlies our operations and has led to significant investments in building a robust compliance infrastructure. However, the laws and regulations to which we are subject are rapidly evolving and increasing in scope. As a result, we monitor regulatory changes closely and we expect to continue to invest significant resources in our legal, compliance, product, and engineering teams to ensure our business practices comply with, and plan and prepare for, current and future regulations.

Certain major economies across the globe (such as the European Union, Hong Kong, Japan, and Singapore) have passed national laws regulating stablecoins. Other leading economies (such as the United States and the United Arab Emirates) are actively considering comprehensive rules to integrate stablecoins into their financial system. We believe increased global regulatory clarity will result in increased conviction in stablecoins by consumers and enterprises alike, which will drive comfort in using stablecoins as digital currencies. We believe these trends will naturally increase the growth of the Circle stablecoin network as the leading regulatorily compliant player in the space. See “Business—Regulatory policy landscape” for discussion of the principal regulations to which we are subject.

Significant transactions

Collaboration Agreement with Coinbase and the Centre Acquisition

In August 2023, in connection with our entry into the Collaboration Agreement, we acquired the remaining outstanding 50% equity interest in Centre Consortium LLC (“Centre”) from Coinbase (the “Centre Acquisition”).

Total consideration for the Centre Acquisition was $209.9 million in the form of approximately 8.4 million of our common shares measured at fair value. Upon completion of the Centre Acquisition, Centre became an indirect wholly-owned consolidated subsidiary of the Company. In December 2023, the Company dissolved Centre, and its net assets were distributed to another wholly-owned subsidiary of the Company. Substantially all of the assets acquired were associated with a single group of complementary intangible assets associated with stablecoin trade names, trademarks, and developed technology owned by Centre. The intangible asset has an indefinite life based on the Company’s historical and continuing use of the asset, its importance to the business, and the lack of substantive legal, regulatory, and contractual restrictions on its useful life. In addition, deferred tax assets and liabilities of $8.7 million and $57.3 million, respectively, were recorded upon completion of the acquisition.

Hashnote Acquisition

In January 2025, we acquired 100% of the ownership interest in Hashnote, which, through its affiliates, is the fund manager of SDYF, a tokenized money market fund and the issuer of USYC. The fair value of consideration transferred for the Hashnote acquisition was approximately $99.8 million, subject to customary adjustments, consisting of $9.9 million in cash and approximately 2.9 million shares of our Class A common stock.

Key operating and financial indicators

We regularly review several key operating and non-GAAP financial indicators to evaluate our performance and trends and inform management’s budgets, financial projections, and strategic decisions. The following table presents our key operating and financial indicators, as well as the relevant GAAP measures, for the periods indicated:

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024	2023	2022
	(in millions, except reserve return rate, daily weighted-average percentage of USDC on platform, and stablecoin market share)

Key operating data:
USDC in circulation, end of period	$59,976	$32,419	$43,857	$24,412	$44,554
Average USDC in circulation	$54,136	$28,056	$33,342	$30,467	$49,861
Reserve return rate	4.2%	5.1%	5.0%	4.7%	1.5%
USDC on platform, end of period	$3,857	$964	$2,236	$525	$537
Daily weighted-average percentage of USDC on platform	5.7%	2.3%	2.2%	2.0%	1.8%
USDC minted	$53,222	$32,149	$141,342	$95,833	$167,609
USDC redeemed	$(37,103)	$(24,142)	$(121,897)	$(115,975)	$(165,471)
Stablecoin market share, end of period	29%	23%	24%	20%	34%
Meaningful Wallets, end of period	4.88	3.12	4.26	2.78	1.76

GAAP financial data:
Total revenue and reserve income	$579	$365	$1,676	$1,450	$772
Net income (loss)	$65	$49	$156	$268	$(769)

Non-GAAP financial data:
Adjusted EBITDA(1)	$122	$76	$285	$395	$96

(1)	See “—Non-GAAP financial measures” for reconciliation of Adjusted EBITDA to net income (loss) from continuing operations.

USDC in circulation and average USDC in circulation

USDC in circulation is the total amount of USDC minted and outstanding as of the end of the reporting period. Average USDC in circulation is calculated as the simple daily average of USDC in circulation, with the daily USDC in circulation determined at the end of each day. In each case, we exclude:

•

“tokens allowed but not issued,” which are tokens that exist on the Algorand, Hedera, Polkadot, and Solana blockchains due to the technical implementation of USDC on those blockchains. These tokens are held by us in restricted, segregated “tokens allowed but not issued” blockchain addresses. We do not receive any funds for their creation, and they are not redeemable for the U.S. dollar. These tokens are restricted for use while held in such blockchain addresses. These tokens cannot be redeemed for the U.S. dollar as the private keys are securely controlled by us and the blockchain addresses are not configured to allow redemption requests to be established by Circle Mint. When a minting request is received for USDC on these blockchains and the funds underlying such request is received, the corresponding amount of “tokens allowed but not issued” is transferred from the segregated “tokens allowed but not issued” addresses to the minting address via a system controlled process administered by us, at which point the tokens are considered to be USDC in circulation.

•

“access denied tokens,” which are tokens that are restricted from being accessed by the holder to comply with a law, regulation, or legal order from a duly recognized and authorized court of competent jurisdiction or governmental or other authority with jurisdiction over the Company. When these tokens were originally issued (i.e., before they were restricted from being accessed), we received the equivalent amount of fiat currency in connection with their original minting. Upon determination that a token should be an “access denied token,” we restrict the access of the holder to such token and transfer the reserves relating to such token to a segregated bank account specifically for “access denied tokens.” The assets in such segregated bank account constitute a component of USDC reserves, and we do not extinguish the associated liability until the segregated reserve funds are transferred to the relevant law enforcement agency or government body or until the access denial request is reversed and a subsequent redemption request is made by the stablecoin holder. As of December 31, 2024, 2023, and 2022, there were $91.8 million, $77.7 million, and $6.2 million of “access denied tokens,” respectively. As of March 31, 2025 and 2024, there were $101.0 million and $78.2 million of “access denied tokens,” respectively.

We exclude these tokens because these tokens are not used for transactions and thus do not reflect the Circle stablecoin ecosystem’s breadth, which as noted below, is the principal purpose for which we present USDC in circulation and average USDC in circulation.

USDC in circulation and average USDC in circulation include corporate-held USDC (i.e., USDC held by us), as we routinely use USDC to pay for distribution, transaction, and other costs as well as operating expenses and thus corporate-held USDC contributes to the Circle stablecoin ecosystem’s breadth, which as noted below, is the principal purpose for which we present USDC in circulation and average USDC in circulation. As of December 31, 2024, 2023, and 2022, there were $294.5 million, $275.8 million, and $5.3 million of corporate-held USDC, respectively. As of March 31, 2025 and 2024, there was $274.5 million and $388.1 million of corporate-held USDC, respectively.

USDC in circulation and average USDC in circulation are major contributing factors to our reserve income and also provide a measure of the Circle stablecoin ecosystem’s breadth. We expect that the continued growth and development of the internet financial system will further drive increases in USDC in circulation and average USDC in circulation.

Reserve return rate

Reserve return rate is the rate of return generated on assets held in reserve. Reserve return rate is calculated as our reserve income divided by the average period balance of reserves segregated for the benefit of holders of Circle stablecoins, with average period balance of reserves segregated for the benefit of holders of Circle stablecoins measured as the simple daily average of reserves segregated for the benefit of holders of Circle stablecoins, with daily average of reserves segregated for the benefit of holders of Circle stablecoins determined at the end of each day. Reserve return rate is a major determinant of our reserve income.

USDC on platform and daily weighted-average percentage of USDC on platform

USDC on platform is defined as the total amount of USDC on Circle’s platform, which includes USDC held within Circle Mint accounts, corporate-held USDC, and, with respect to December 31, 2023 and later, USDC held within non-custodial wallets offered through the Circle platform (including Circle’s managed wallet services such as Circle Wallets and other wallet technologies). USDC on platform provides a measure of the Circle platform’s breadth and is also used to calculate Circle’s share of reserve income under the Collaboration Agreement. See “Business—Collaboration with Coinbase.” USDC on platform relates solely to third parties using Circle’s platform to hold USDC (i.e., it includes USDC held within non-custodial wallets for all periods and does not include corporate-held USDC).

Daily weighted-average percentage of USDC on platform is defined as the average of the percentage of USDC in circulation that is held on Circle’s platform at the end of each day, weighted based on the amount of USDC in circulation at the end of each day. Percentage of USDC on platform at the end of each day is used to calculate Circle’s share of reserve income under the Collaboration Agreement. See “Business—Collaboration with Coinbase.”

USDC minted / USDC redeemed

USDC minted / USDC redeemed measures USDC on-ramp activity (i.e., flow of U.S. dollar fiat converted to USDC) and off-ramp activity (i.e., flow of USDC converted to U.S. dollar fiat) initiated by Circle Mint customers. We believe this demonstrates our operational capacity and resiliency to process minting and redemptions through our digital and banking infrastructure. USDC minted / USDC redeemed do not represent the amount of USDC acquired or redeemed by end-users.

Stablecoin market share

Stablecoin market share is defined as the amount of Circle stablecoins in circulation as a percentage of the total fiat-backed stablecoins (i.e., digital assets pegged to the value of a fiat currency) in circulation. Stablecoin market share reflects how much of the stablecoin market is composed of Circle stablecoins relative to the competitive landscape. Since 2021, Circle has been the second-largest issuer of stablecoins as measured by the amount of stablecoins in circulation, and as of March 31, 2025, Circle holds a 29% stablecoin market share measured by stablecoins in circulation, according to CoinMarketCap.

Meaningful Wallets

MeWs are defined as the number of onchain digital asset wallets with an amount of USDC above $10. As a single end-user may have multiple onchain digital asset wallets, MeWs do not represent, and we do not use MeWs as a measure of, the number of unique end-users with more than $10 of USDC. Nonetheless, we believe that MeWs is an indicator of the breadth of USDC’s adoption.

Adjusted EBITDA

Adjusted EBITDA, a non-GAAP financial measure, is calculated as net income (loss) from continuing operations excluding: depreciation and amortization expense; interest expense, net of amortization of discounts and premiums; interest income; income tax expense; stock compensation expense; certain legal expenses; realized and unrealized (gains) losses, net, on digital assets held for investment and other related investments; realized (gains) losses on available-for-sale debt securities; impairment losses on strategic investments; merger termination expenses; restructuring expenses; acquisition-related costs; change in fair value of convertible debt, warrant liability, and embedded derivatives; (gains) losses on sale of long-lived assets; and foreign currency exchange losses. Adjusted EBITDA is a key measure used by our management and board of directors to monitor and evaluate the growth and performance of our business operations, facilitate internal comparisons of the historical operating performance of our business operations, facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures or operating histories, review and assess the performance of our management team and other employees, and prepare budgets and evaluate strategic planning decisions regarding future operating investments. See “—Non-GAAP financial measures” below for a reconciliation of Adjusted EBITDA to net income (loss) from continuing operations, the most closely comparable GAAP measure, and additional information about the limitations of our non-GAAP measures.

Key components of revenue and expenses

Revenue and reserve income

Reserve income

We mint Circle stablecoins when we receive the corresponding fiat funds from Circle Mint customers, which are placed into accounts that are titled FBO holders of USDC and EURC, respectively. Similarly, upon receipt of a redemption request from a Circle Mint customer with respect to USDC or EURC in such customer’s account, we remove such stablecoins from such customer’s account and transfer the corresponding fiat funds from the segregated reserve accounts to such customer’s bank account. As required by MiCAR, end-users that are not Circle Mint customers may also redeem USDC or EURC directly from us after providing us with compliance information and supporting documentation by sending the tokens to a designated deposit address, at which point we transfer the corresponding fiat funds from the segregated reserve accounts to such end-user’s bank account (see “Glossary—The issuers of Circle stablecoins”). We earn interest and dividends on assets held in reserve accounts, which for the periods presented included cash balances held at banks, short-dated U.S. Treasury securities, and the Circle Reserve Fund, as applicable. Interest income is recognized under the effective interest method, and dividend income is recognized when declared. Reserve income is recorded on a gross basis before the impact of any distribution costs. An increase in the amount of Circle stablecoins in circulation (i.e., the amount of stablecoins minted is greater than the amount of stablecoins redeemed) would increase the amount of assets held in reserve accounts, and thus, assuming a constant reserve return rate, would result in increased reserve income. Conversely, a decrease in the amount of Circle stablecoins in circulation (i.e., the amount of stablecoins redeemed is greater than the amount of stablecoins minted) would decrease the amount of assets held in reserve accounts, and thus, assuming a constant reserve return rate, would result in decreased reserve income.

Other revenue

Other revenue consists of revenues generated from products that increase the utility of Circle stablecoins and related transactions. The components of other revenue primarily include revenues from transaction services, integration services, and other revenues.

Distribution, transaction, and other costs

Distribution and transaction costs

We incur distribution costs to incentivize distributors to use and distribute Circle stablecoins. Prior to August 2023, distribution costs were primarily a function of (i) the amount of USDC distributed by Circle and Coinbase and (ii) the amount of USDC held on each respective party’s platform. Specifically, we shared any revenue generated from USDC reserves pro rata based on the amount of USDC distributed by each respective party and the amount of USDC held on each respective party’s platform in relation to the total amount of USDC in circulation. See “Business—Collaboration with Coinbase.” In August 2023, we and Coinbase entered into a Collaboration Agreement, under which we make payments to Coinbase for its role in the distribution of USDC and growth in the USDC ecosystem. These payments are determined based on the daily income generated from the reserves backing USDC, less the management fees charged by non-affiliated third parties for managing such reserves (such as asset management and custody fees) and certain other expenses, which is referred to as the “payment base.” From this payment base, (i) we retain a portion ranging from an annualized low-double-digit basis point to high tenth of a basis point based on the amount of USDC in circulation on such day, in consideration of our role as stablecoin issuer (the “issuer retention”), (ii) we and Coinbase each receive an amount equal to the remaining payment base multiplied by the percentage of such stablecoin that is held in the applicable party’s custodial products or managed wallet services at the end of such day, and (iii) after deducting amounts payable to other approved participants in the USDC ecosystem, Coinbase receives 50% of the remaining payment base. See “Business—Collaboration with Coinbase.” The issuer retention is designed to partially reimburse us for indirect costs of issuing stablecoins and the management of the associated reserves, such as maintaining our accounting, treasury, regulatory, and compliance functions, which are generally recognized in various operating expenses including compensation expenses and general and administrative expenses in our consolidated statement of operations. These deductions are accounted for as components of the overall arrangement with Coinbase as we are not providing a distinct service to issue stablecoins and manage the associated reserves. The Collaboration Agreement is accounted for as an executory contract and reflected in distribution and transaction costs in our consolidated statement of operations. For the years ended December 31, 2024, 2023, and 2022, we incurred $907.9 million, $691.3 million, and $248.1 million, respectively, and for the three months ended March 31, 2025 and 2024, we incurred $298.8 million and $197.0 million, respectively, of distribution costs in connection with our agreements with Coinbase. We expect our distribution expense to increase in the future as we add distributors and approved participants. Our distribution expense will also increase to the extent our reserve income increases over time. We also anticipate new distribution arrangements may differ depending on our negotiations with our distributors and the circumstances in our evolving industry.

We also incur transaction costs to pay for the blockchain network transaction fees necessary to complete transactions on supported blockchains. For a given blockchain, we purchase the necessary digital assets in advance and, upon initiation of a transaction, we pay blockchain transactions fees using our inventory of digital assets. We expect this expense to increase going forward due to increases in volume and rising fees on certain popular blockchain networks.

Other costs

Other costs primarily comprise transaction services costs that we incur as the direct result of generating transaction services revenue, which include payment processing costs such as interchange fees, ACH fees, chargebacks, and wire fees paid to third-party fiat payment processors and third-party credit card companies. These costs are primarily driven by volume-based transaction services.

Other than distribution, transaction, and other costs, we do not incur distinct costs to mint and/or redeem stablecoins.

Operating expenses

Compensation expenses

Compensation expenses are primarily driven by employee compensation, including salaries and wages, stock-based compensation, bonuses, pension contribution expenses, commissions, and severance payments. As we expand our business and team, we expect compensation expenses to increase.

General and administrative expenses

General and administrative expenses include costs incurred to support our business operations. Specifically, expenses incurred related to insurance policies, dues and subscriptions, professional services, bank fees, rent, and travel and business lodging. We expect general and administrative expenses to grow as we continue to invest to support the overall growth of our business.

Depreciation and amortization expenses

Depreciation and amortization expenses are incurred primarily from the amortization of internally developed software. We also incur amortization expense from the amortization of intangible assets acquired in business combinations and asset acquisitions such as the technology platform, customer relationships, brand names, and licenses. We expect that our depreciation and amortization expenses will increase in future periods as we continue to invest in the development of our various digital platforms.

IT infrastructure costs

IT infrastructure costs include costs incurred in operating and maintaining our platform, including network, website hosting, and infrastructure costs. IT infrastructure costs also include software and technology costs incurred to support our general business operations, including cloud hosting costs, cybersecurity, electronic communications archiving software, change management, and compliance technology such as AML and KYC software.

Marketing expenses

Marketing expenses are incurred to drive additional customers to our platform, capitalize on cross-sell opportunities from our customer base, and build awareness of our products and brand with the objective of growing our customer base.

Gain on sale of intangible assets

Gain on sale of intangible assets relates to our sale of certain assets of SeedInvest, which closed in May 2023.

Merger termination expenses

Merger termination expenses relate to expenses incurred in connection with the mutual termination of our merger agreement with Concord Acquisition Corp., a special purpose acquisition company, in December 2022.

Digital assets (gains) losses and impairment

Effective January 1, 2024, upon the adoption of Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), digital assets are measured at fair value. Fair value measurements for digital assets are based on quoted market prices in active markets. Gains and losses upon sale of digital assets are measured as the difference between the cash proceeds and the carrying basis of the digital assets as determined on a first-in, first-out (“FIFO”) basis for each pool of digital assets.

Prior to January 1, 2024, digital assets, including those held as collateral, are accounted for as indefinite-lived intangible assets. Accordingly, these digital assets are not subject to amortization. Instead, we tested digital assets for impairment by comparing the digital asset’s fair value to its carrying value. We measured and recognized an impairment loss whenever the carrying value exceeded quoted market prices of the respective digital asset during the period and applied costs to transactions on a first-in, first-out basis.

Other income (expense), net

Other income (expense), net, is composed of multiple income (expense) categories, including, but not limited to, the following:

•	Realized and unrealized gains (losses) on liabilities at fair value (e.g., convertible debt, warrants, derivatives, and embedded derivatives);

•

Realized and unrealized gains (losses) on investments, which include changes in fair value related to our marketable equity securities, digital assets held for investment and observable price changes on our non-marketable equity securities;

•	Impairment losses on equity investments;

•	Interest income on corporate cash balances;

•	Interest expense, net of accretion of discounts and amortization of premiums; and

•	Foreign currency exchange gains and losses due to remeasurement of certain foreign currency-denominated monetary assets and liabilities.

Income tax expense (benefit)

Income tax expense (benefit) includes income taxes related to foreign jurisdictions and U.S. federal and state income taxes. As we conduct business activities internationally, any changes in the U.S. and foreign taxation of such activities may increase our overall provision for income taxes in the future.

Results of operations

We discuss our historical results of operations below on a consolidated basis. Past financial results are not necessarily indicative of future results. The following table sets forth a summary of our consolidated results of operations for the periods indicated, and the changes between periods. These results of operations have been prepared on the same basis as our consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. The following consolidated results of operations should be read together with our consolidated financial statements and related notes, included elsewhere in this prospectus.

Three months ended March 31, 2025 compared to three months ended March 31, 2024

	Three months ended March 31,
	2025	2024	$ Change	% Change
	(in thousands, except percentages)
Revenue and reserve income
Reserve income	$557,911	$359,639	$198,272	55.1%
Other revenue	20,662	5,455	15,207	278.8%

Total revenue and reserve income	578,573	365,094	213,479	58.5%
Distribution, transaction and other costs
Distribution and transaction costs	347,312	202,742	144,570	71.3%
Other costs	335	3,995	(3,660)	(91.6)%

Total distribution, transaction and other costs	347,647	206,737	140,910	68.2%
Operating expenses
Compensation expenses	75,620	61,149	14,471	23.7%
General and administrative expenses	30,684	30,517	167	0.5%
Depreciation and amortization expenses	13,880	11,593	2,287	19.7%
IT infrastructure costs	7,672	6,334	1,338	21.1%
Marketing expenses	3,860	818	3,042	371.9%
Digital assets losses (gains)	6,270	(4,373)	10,643	(243.4)%

Total operating expenses	137,986	106,038	31,948	30.1%

Operating income from continuing operations	92,940	52,319	40,621	77.6%
Other (expense) income, net	(3,103)	20,557	(23,660)	(115.1)%

Net income from continuing operations before income taxes	89,837	72,876	16,961	23.3%
Income tax expense	25,046	24,237	809	3.3%

Net income from continuing operations	$64,791	$48,639	$16,152	33.2%

Revenue and reserve income

Reserve income. Reserve income increased by $198.3 million, or 55.1%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, of which approximately $300.6 million of the increase is attributable to a 93% increase in average daily USDC in circulation reflecting increased demand for Circle stablecoins related to digital asset trading activity, market share gains as we continue to grow in key markets, as well as expanded strategic partnerships and integrations. This was partially offset by a $102.6 million decrease attributable to a 97 basis point decrease in the average yields reflecting interest rate actions undertaken by the U.S. Federal Reserve.

Other revenue. Other revenue increased by $15.2 million, or 278.8%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily due to a $15.3 million increase in revenues related to integration services.

Distribution, transaction and other costs

Distribution and transaction costs. Distribution and transaction costs increased by $144.6 million, or 71.3%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily driven by a $101.8 million increase in distribution costs paid to Coinbase as a combined result of increased reserve income and their on-platform balances, along with a $42.5 million increase in other distribution costs related to new strategic distribution partnerships.

Other costs. Other costs decreased by $3.7 million, or 91.6%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily driven by a $3.6 million decrease in the fees related to the discontinued legacy transactions services products.

Operating expenses

Compensation expenses. Compensation expenses increased by $14.5 million, or 23.7%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily due to a $10.4 million increase in salaries, wages, and bonus expense related to an increase in headcount and a $3.2 million increase in stock-based compensation expenses.

General and administrative expenses. General and administrative expenses were relatively flat for the three months ended March 31, 2025, compared to the three months ended March 31, 2024.

Depreciation and amortization expenses. Depreciation and amortization expenses increased by $2.3 million, or 19.7%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily due to a $3.0 million increase in amortization expense of internally developed software, partially offset by a $0.6 million decrease in amortization expense of acquired intangible assets.

IT infrastructure costs. IT infrastructure costs increased $1.3 million, or 21.1%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily due to a $1.7 million increase in software licenses to support infrastructure build-out and enhanced product offerings.

Marketing expenses. Marketing expenses increased by $3.0 million, or 371.9%, for the three months ended March 31, 2025, compared to three months ended March 31, 2024, driven by increased spending on marketing, sponsorship campaigns and advertising.

Digital assets losses (gains). Digital assets losses (gains) increased by $10.6 million, or 243.4%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily due to a $10.3 million increase in unrealized losses on digital assets driven by market fluctuations.

Other (expense) income, net. Other (expense) income, net decreased by $23.7 million, or 115.1% for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, primarily due to a $12.6 million increase in losses on digital assets held for investment and other investments, net, driven by market fluctuations and a $10.5 million decrease in the mark-to-market fair value adjustments on convertible debt, warrant liability and embedded derivatives.

Income tax expense. Income tax expense increased by $0.8 million, or 3.3% for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The increase was primarily driven by higher pre-tax book income for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. This increase was partially offset by a reduction in non-deductible stock-based compensation during the three months ended March 31, 2025.

Year ended December 31, 2024 compared to year ended December 31, 2023 and year ended December 31, 2023 compared to year ended December 31, 2022

	Year ended December 31,			2024 compared to 2023		2023 compared to 2022
	2024	2023	2022	$ Change	% Change	$ Change	% Change
		(in thousands, except percentages)

Revenue and reserve income
Reserve income	$1,661,084	$1,430,606	$735,885	230,478	16.1%	694,721	94.4%
Other revenue	15,169	19,860	36,167	(4,691)	(23.6)%	(16,307)	(45.1)%

Total revenue and reserve income from continuing operations	1,676,253	1,450,466	772,052	225,787	15.6%	678,414	87.9%
Distribution, transaction and other costs
Distribution and transaction costs	1,010,811	719,806	286,953	291,005	40.4%	432,853	150.8%
Other costs	6,553	7,918	22,401	(1,365)	(17.2)%	(14,483)	(64.7)%

Total distribution, transaction and other costs	1,017,364	727,724	309,354	289,640	39.8%	418,370	135.2%

Operating expenses
Compensation expenses	263,410	296,055	212,961	(32,645)	(11.0)%	83,094	39.0%
General and administrative expenses	137,283	100,128	82,272	37,155	37.1%	17,856	21.7%
Depreciation and amortization expense	50,854	34,887	13,277	15,967	45.8%	21,610	162.8%
IT infrastructure costs	27,109	20,722	11,835	6,387	30.8%	8,887	75.1%
Marketing expenses	17,326	36,544	78,839	(19,218)	(52.6)%	(42,295)	(53.6)%
Gain on sale of intangible assets	—	(21,634)	—	21,634	(100.0)%	(21,634)	100.0%
Merger termination expenses	—	—	44,194	—	—%	(44,194)	(100.0)%

	Year ended December 31,			2024 compared to 2023		2023 compared to 2022
	2024	2023	2022	$ Change	% Change	$ Change	% Change
		(in thousands, except percentages)
Digital assets (gains) losses and impairment	(4,251)	(13,488)	57,436	9,237	(68.5)%	(70,924)	(123.5)%

Total operating expenses	491,731	453,214	500,814	38,517	8.5%	(47,600)	(9.5)%

Operating income (loss) from continuing operations	167,158	269,528	(38,116)	(102,370)	(38.0)%	307,644	(807.1)%
Other income (expense), net	54,416	49,421	(720,393)	4,995	10.1%	769,814	(106.9)%

Net income (loss) before income taxes	221,574	318,949	(758,509)	(97,375)	(30.5)%	1,077,458	(142.0)%
Income tax expense	64,583	47,400	3,263	17,183	36.3%	44,137	n.m.

Net income (loss) from continuing operations	$156,991	$271,549	$(761,772)	(114,558)	(42.2)%	1,033,321	(135.6)%
Loss from operations of discontinued businesses	(1,324)	(3,987)	(7,075)	2,663	(66.8)%	3,088	(43.6)%

Net income (loss)	$155,667	$267,562	$(768,847)	(111,895)	(41.8)%	1,036,409	(134.8)%

n.m.	= not meaningful

Revenue and reserve income

Reserve income. Reserve income increased by $230.5 million, or 16.1%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, of which approximately $139.9 million of the increase is attributable to a 9% increase in average daily USDC in circulation reflecting increased demand for Circle stablecoins related to digital asset trading activity, market share gains as we continue to grow in key markets, as well as expanded strategic partnerships and integrations. $89.9 million of the increase was attributable to a 25 basis point increase in the average yields reflecting interest rate actions undertaken by the U.S. Federal Reserve.

Reserve income increased by $694.7 million, or 94.4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, of which approximately $1,293.7 million of the increase is attributable to a 322 basis point increase in the average yields reflecting interest rate actions undertaken by the U.S. Federal Reserve, partially offset by an approximately $600.7 million decrease which is attributable to a 39% decrease in average daily USDC in circulation subsequent to the collapse of Silicon Valley Bank in March 2023.

Other revenue. Other revenue decreased by $4.7 million, or 23.6%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a $3.9 million decrease in transaction services revenue as we deprecated certain services in 2024.

Other revenue decreased by $16.3 million, or 45.1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $12.0 million decrease in transaction services revenue as our legacy transaction services products have been discontinued, a $7.5 million decrease in treasury services revenue as the Circle Yield product offering has been terminated, and a $2.8 million decrease in other revenue as our SeedInvest crowdfunding services have ceased. This was partially offset by a $6.0 million increase in revenues related to integration services.

Distribution, transaction and other costs

Distribution and transaction costs. Distribution and transaction costs increased by $291.0 million, or 40.4%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily driven by a

$216.6 million increase in distribution costs paid to Coinbase as a combined result of increased reserve income and Coinbase’s increased on-platform balances, along with a $74.1 million increase in other distribution incentive costs related to new strategic distribution partnerships, including our upfront, one-time fee of $60.25 million to Binance.

Distribution and transaction costs increased by $432.9 million, or 150.8%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a $443.2 million increase in distribution costs paid to Coinbase as a result of increases in reserve income and a higher distribution cost to Coinbase as a percentage of reserve income. The increase in the Coinbase distribution cost percentage is primarily driven by a change in the distribution costs payment calculation in August 2023 (when the Company entered into the Collaboration Agreement) to utilize a fixed percentage of off-platform balances as opposed to a variable calculation of each party’s respective issuance or resale volume, as was the case under the previous agreements. This was partially offset by a $9.9 million decrease in other USDC market making and distribution incentive costs.

Other costs.  Other costs decreased by $1.4 million or 17.2%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily driven by a $0.9 million decrease in the fees related to the discontinuation of our legacy transactions services products.

Other costs decreased by $14.5 million or 64.7%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a $9.2 million decrease in the fees related to transactions processed through Circle’s platform and a $6.1 million decrease in treasury services costs.

Operating expenses

Compensation expenses.  Compensation expenses decreased by $32.6 million, or 11.0%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a $57.8 million decrease in stock-based compensation expenses as certain business combination-related restricted share awards were amortized, partially offset by a $23.4 million increase in salaries, wages, and bonus expense.

Compensation expenses increased by $83.1 million, or 39.0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $76.1 million increase in salaries, wages, and bonus expense and an increase in average headcount (which included a $24.2 million increase in stock-based compensation).

General and administrative expenses.  General and administrative expenses increased by $37.2 million, or 37.1%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a $17.6 million increase in legal fees due to ongoing legal matters and a $13.2 million increase related to professional services and consulting fees including accounting and tax fees.

General and administrative expenses increased by $17.9 million, or 21.7%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $6.1 million increase in travel and entertainment expenses, a $4.7 million increase in insurance expenses, and a $5.2 million increase in legal fees due to ongoing legal matters.

Depreciation and amortization expenses.  Depreciation and amortization expenses increased by $16.0 million, or 45.8%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a $17.2 million increase in amortization expense of internally developed software.

Depreciation and amortization expenses increased by $21.6 million, or 162.8%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $16.0 million increase in amortization expense of internally developed software and a $4.5 million increase in amortization expense of acquired intangible assets.

IT infrastructure costs. IT infrastructure costs increased by $6.4 million, or 30.8%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a $3.0 million increase in cloud-based services and a $3.4 million increase in software licenses to support infrastructure build-out and enhanced product offerings.

IT infrastructure costs increased by $8.9 million, or 75.1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $5.7 million increase in software licenses and a $3.2 million increase in cloud-based services due to infrastructure build-out and enhanced product offerings.

Marketing expenses.  Marketing expenses decreased by $19.2 million, or 52.6%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, driven by decreased spending on marketing, sponsorship campaigns, and advertising.

Marketing expenses decreased by $42.3 million, or 53.6%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, mainly driven by a decrease in spending on marketing campaigns and advertising.

Gain on sale of intangible assets.  Gain on sale of intangible assets increased by $21.6 million, or 100.0%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to the recognition of gain from the sale of SeedInvest’s assets during the year ended December 31, 2023. There was no such transaction and related gain in the year ended December 31, 2024.

Merger termination expenses.  Merger termination expenses decreased by $44.2 million, or 100.0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, as we terminated our merger agreement in December 2022. There was no such transaction and related expenses in the year ended December 31, 2024 and December 31, 2023.

Digital assets (gains) losses and impairment.  Digital assets (gains) losses and impairment decreased by $9.2 million, or 68.5%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily driven by a $10.6 million decrease in gains on sale of corporate digital assets.

Digital assets (gains) losses and impairment increased by $70.9 million, or 123.5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a $426.5 million decrease in impairment expense on digital assets (including digital assets held as collateral related to Circle Yield) and a $13.4 million increase in gains on sale of corporate digital assets. This was partially offset by a $211.5 million decrease from a change in the fair value of the embedded derivatives on digital assets held as collateral, and a $158.0 million decrease in gains realized upon return of digital assets held as collateral primarily related to the discontinued Circle Yield product offering.

Other income (expense), net.  Other income (expense), net increased by $5.0 million, or 10.1% in the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily driven by a $12.2 million increase in gains (losses) on investments, net and a $5.5 million increase in interest income on corporate cash and cash equivalents, partially offset by a $13.2 million decrease in the mark-to-market fair value adjustments on convertible debt, warrant liability and embedded derivatives.

Other income (expense), net increased by $769.8 million, or 106.9% in the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a $714.7 million decrease as a combined result of the conversion of certain convertible notes to Series E preferred shares in March 2022 and decreased expense attributable to mark-to-market adjustments on remaining outstanding convertible debt, a $20.6 million increase in interest income on corporate cash and cash equivalents, a $16.6 million decrease in realized losses recognized from the sale of available-for-sale debt securities and an $11.1 million decrease in the impairment losses related to specific strategic equity investments.

Income tax expense.  Income tax expense increased by $17.2 million for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a partial U.S. valuation allowance release in 2023 resulting from the acquisition of intellectual property associated with the Centre Acquisition. This increase was partially offset by the higher taxable income in 2023 driven primarily by higher pre-tax book income relative to 2024.

Income tax expense increased by $44.1 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a significant increase in reserve income which led to a consolidated pre-tax income for the year ended December 31, 2023 compared to a pre-tax loss for the year ended December 31, 2022 and the full utilization of federal net operating loss carryforwards in the year ended December 31, 2023.

Changes in financial position

The following table sets forth a summary of selected line items from our consolidated balance sheets for the periods indicated, and the changes between periods. These selected line items have been prepared on the same basis as our consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of changes in the selected line items for these periods. The following selected line items should be read together with our consolidated financial statements and related notes, included elsewhere in this prospectus.

March 31, 2025 compared to December 31, 2024

	March 31, 2025	December 31, 2024	$ Change	% Change
	(unaudited)
(in thousands, except percentage information)
ASSETS
Current assets:
Cash and cash equivalents (including cash and cash equivalents segregated for corporate-held stablecoins)	$1,123,145	$1,045,474	$77,671	7.4%
Cash and cash equivalents segregated for the benefit of stablecoin holders	60,141,924	43,918,572	16,223,352	36.9%
Accounts receivable, net	10,950	6,418	4,532	70.6%
Stablecoins receivable, net	—	6,957	(6,957)	(100.0)%
Prepaid expenses and other current assets	225,872	187,528	38,344	20.4%
Non-current assets:
Investments	77,532	84,114	(6,582)	(7.8)%
Fixed assets, net	23,710	18,682	5,028	26.9%
Digital assets	22,001	31,330	(9,329)	(29.8)%
Goodwill	266,089	169,544	96,545	56.9%
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$295,819	$287,007	$8,812	3.1%
Deposits from stablecoin holders	59,977,076	43,727,363	16,249,713	37.2%

	March 31, 2025	December 31, 2024	$ Change	% Change
	(unaudited)
Non-current liabilities:
Convertible debt, net of debt discount	37,414	40,717	(3,303)	(8.1)%
Stockholders’ equity:
Total stockholders’ equity	744,976	570,529	174,447	30.6%

In accordance with applicable regulatory requirements and commercial law, for stablecoins issued and outstanding, we are generally required to hold at least an equivalent amount of fiat currency denominated assets, held in accounts that are titled FBO holders of Circle stablecoins. We may hold reserve assets segregated for the benefit of holders of Circle stablecoins in excess of deposits from holders of Circle stablecoins due to funds related to reserve income received that has not yet been transferred to corporate cash due to the timing of receipt and unprocessed customer deposits that have not yet been minted. We have access to and are entitled to the excess over redemption and customer obligations. We are not required by law or internal policy to maintain any such excess.

Current assets

Cash and cash equivalents and Cash and cash equivalents segregated for corporate-held stablecoins. Cash and cash equivalents and Cash and cash equivalents segregated for corporate-held stablecoins total increased by $77.7 million, or 7.4%, as of March 31, 2025, compared to December 31, 2024, primarily due to the cash flows generated from net income of $64.8 million during the three months ended March 31, 2025. Refer to “—Liquidity and Capital Resources—Cash Flows” below for further discussion on the net cash provided by operating activities, investing activities and financing activities during the period.

Cash and cash equivalents segregated for the benefit of stablecoin holders. Cash and cash equivalents segregated for the benefit of stablecoin holders increased by $16.2 billion, or 36.9%, as of March 31, 2025, compared to December 31, 2024, primarily due to a $16.1 billion increase in the USDC in circulation. Refer to “—Liquidity and Capital Resources—Composition of USDC reserves” below for further discussion of the composition of the reserves.

Accounts receivable, net. Accounts receivable, net increased by $4.5 million, or 70.6%, as of March 31, 2025, compared to December 31, 2024, primarily due to a $4.7 million increase in the accounts receivable related to the integration services.

Stablecoins receivable, net. Stablecoins receivable, net decreased by $7.0 million, or 100.0%, as of March 31, 2025, compared to December 31, 2024, primarily due to a $7.0 million repayment of stablecoins in the current period.

Prepaid expenses and other current assets. Prepaid expenses and other current assets increased by $38.3 million, or 20.4%, as of March 31, 2025, compared to December 31, 2024, primarily due to a $49.3 million increase in the reserve income receivable, partially offset by a $12.1 million decrease in digital financial assets.

Non-current assets

Investments. Investments decreased by $6.6 million, or 7.8%, as of March 31, 2025 compared to December 31, 2024, primarily due to $8.3 million in net losses on digital assets and other investments for the three months ended March 31, 2025.

Fixed assets. Fixed assets increased by $5.0 million, or 26.9%, as of March 31, 2025 compared to December 31, 2024, primarily due to a $4.9 million increase in the construction-in-progress related to corporate office space.

Digital assets. Digital assets decreased by $9.3 million, or 29.8%, as of March 31, 2025 compared to December 31, 2024, primarily due to the recognition of $14.4 million losses on digital assets, partially offset by $4.5 million digital assets received for service.

Goodwill. Goodwill increased by $96.5 million, or 56.9%, as of March 31, 2025 compared to December 31, 2024, primarily due to the recognition of $96.5 million of goodwill related to the Hashnote acquisition.

Current liabilities

Accounts payable and accrued expenses. Accounts payable and accrued expenses increased by $8.8 million, or 3.1%, as of March 31, 2025 compared to December 31, 2024, primarily due to a $28.6 million increase in accrued distribution costs and a $17.7 million increase in income taxes payable, partially offset by a $23.8 million decrease in stablecoin redemption liabilities and a $23.8 million decrease in the balance of accrued bonuses at the end of 2024 that were paid during the three months ended March 31, 2025.

Deposits from stablecoin holders. Deposits from stablecoin holders increased by $16.2 billion, or 37.2%, as of March 31, 2025 compared to December 31, 2024. Refer to the “Cash and cash equivalents segregated for benefit of stablecoin holders” narrative above for further discussion.

Non-current liabilities

Convertible debt, net of debt discount. Convertible debt, net of debt discount decreased by $3.3 million, or 8.1%, as of March 31, 2025 compared to December 31, 2024, primarily due to a $3.9 million decrease in fair value related to changes in the key underlying assumptions used in the fair value adjustment.

Equity

Stockholders’ equity. Stockholders’ equity increased by $174.4 million, or 30.6%, as of March 31, 2025 compared to December 31, 2024, primarily due to the recognition of $89.9 million additional paid-in capital related to the Hashnote acquisition, $64.8 million of net income and $15.4 million of stock-based compensation expenses during the three months ended March 31, 2025.

December 31, 2024 compared to December 31, 2023

			2024 compared to 2023

	December 31, 2024	December 31, 2023	$ Change	% Change
	(in thousands, except percentages)

ASSETS

Current assets:
Cash and cash equivalents (including cash and cash equivalents segregated for corporate-held stablecoins)	$1,045,474	$644,432	$401,042	62.2%
Cash and cash equivalents segregated for the benefit of stablecoin holders	43,918,572	24,346,152	19,572,420	80.4%
Available-for-sale debt securities, at fair value	—	152,183	(152,183)	(100.0)%

			2024 compared to 2023

	December 31, 2024	December 31, 2023	$ Change	% Change
	(in thousands, except percentages)
Accounts receivable, net	6,418	1,940	4,478	230.8%
Stablecoins receivable, net	6,957	22,559	(15,602)	(69.2)%
Prepaid expenses and other current assets	187,528	146,645	40,883	27.9%

Non-current assets:
Available-for-sale debt securities, at fair value	—	87,940	(87,940)	(100.0)%
Investments	84,114	75,874	8,240	10.9%
Fixed assets, net	18,682	2,619	16,063	613.3%
Digital assets	31,330	11,339	19,991	176.3%
Deferred tax assets, net	10,223	—	10,223	100.0%
Other non-current assets	20,615	4,400	16,215	368.5%

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$287,007	$152,586	$134,421	88.1%
Obligations to return digital asset collateral	570	4,662	(4,092)	(87.8)%
Deposits from stablecoin holders	43,727,363	24,276,065	19,451,298	80.1%
Other current liabilities	16,027	4,225	11,802	279.3%

Non-current liabilities:
Convertible debt, net of debt discount	40,717	58,487	(17,770)	(30.4)%
Deferred tax liabilities, net	29,559	19,616	9,943	50.7%
Other non-current liabilities	21,281	8,569	12,712	148.3%

Stockholders’ equity:
Total stockholders’ equity	570,529	339,471	231,058	68.1%

In accordance with applicable regulatory requirements and commercial law, for stablecoins issued and outstanding, we are generally required to hold at least an equivalent amount of fiat currency denominated assets, held in accounts that are titled FBO holders of Circle stablecoins. We may hold reserve assets segregated for the benefit of holders of Circle stablecoins in excess of deposits from holders of Circle stablecoins due to funds related to reserve income received that has not yet been transferred to corporate cash due to the timing of receipt and unprocessed customer deposits that have not yet been minted. We have access to and are entitled to the excess over redemption and customer obligations. We are not required by law or internal policy to maintain any such excess.

Current assets

Cash and cash equivalents and Cash and cash equivalents segregated for corporate-held stablecoins. Cash and cash equivalents and Cash and cash equivalents segregated for corporate-held stablecoins increased by $401.0 million, or 62.2%, as of December 31, 2024, compared to December 31, 2023, primarily due to the cash flows generated from net income from continuing operations of $157.0 million, and the net sales of available-for-sale debt securities of $242.2 million during the year ended December 31, 2024. Refer to “—Liquidity and capital resources—Cash flows” below for further discussion on the net cash provided by operating activities, investing activities, and financing activities during the period.

Cash and cash equivalents segregated for the benefit of stablecoin holders. Cash and cash equivalents segregated for the benefit of stablecoin holders increased by $19.6 billion, or 80.4%, as of December 31, 2024, compared to December 31, 2023, primarily due to a $19.4 billion increase in USDC in circulation. Refer to

“—Liquidity and capital resources—Composition of USDC reserves” below for further discussion of the composition of the reserves.

Available-for-sale debt securities, at fair value. Available-for-sale debt securities, at fair value decreased by $152.2 million, or 100.0%, as of December 31, 2024, compared to December 31, 2023, primarily due to the sale and maturities of available-for-sale debt securities being redeployed as cash and cash equivalents during the year ended December 31, 2024. As of December 31, 2024, all available-for-sale securities matured and were sold.

Accounts receivable, net.  Accounts receivable, net increased by $4.5 million, or 230.8%, as of December 31, 2024, compared to December 31, 2023, primarily due to a $4.5 million increase in the accounts receivable related to the integration services.

Stablecoins receivable, net.  Stablecoins receivable, net decreased by $15.6 million, or 69.2%, as of December 31, 2024, compared to December 31, 2023, primarily due to $16.5 million of repayments of stablecoins lent in 2024.

Prepaid expenses and other current assets. Prepaid expenses and other current assets increased by $40.9 million, or 27.9%, as of December 31, 2024, compared to December 31, 2023, primarily due to a $37.7 million increase in the reserve income receivable and a $14.3 million increase in digital financial assets, partially offset by a $17.1 million decrease in income tax receivable.

Non-current assets

Available-for-sale debt securities, at fair value.  Available-for-sale debt securities decreased by $87.9 million, or 100.0%, as of December 31, 2024, compared to December 31, 2023, primarily due to the sale and maturities of available-for-sale debt securities being redeployed as cash and cash equivalents during the year ended December 31, 2024. As of December 31, 2024, all available-for-sale securities matured and were sold.

Investments.  Investments increased by $8.2 million, or 10.9%, as of December 31, 2024 compared to December 31, 2023, primarily due to $8.6 million in gains on strategic investments for the year ended December 31, 2024.

Fixed assets.  Fixed assets increased by $16.1 million as of December 31, 2024 compared to December 31, 2023, primarily due to a $16.2 million increase in the construction-in-progress related to corporate office space.

Digital assets.  Digital assets increased by $20.0 million, or 176.3%, as of December 31, 2024 compared to December 31, 2023, primarily due to the recognition of $10.9 million gains on digital assets, $12.3 million of digital asset purchases, and $6.9 million in fair value adjustments on digital assets upon adoption of ASU 2023-08 on January 1, 2024, partially offset by $10.1 million disposal of digital assets.

Deferred tax assets, net.  Deferred tax assets, net increased by $10.2 million, or 100.0%, as of December 31, 2024 compared to December 31, 2023, primarily due to the valuation allowance release against the net operating loss deferred tax assets of foreign entities due to their respective projected profitability.

Other non-current assets.  Other non-current assets increased by $16.2 million, or 368.5%, as of December 31, 2024 compared to December 31, 2023, primarily due to the recognition of $15.2 million operating lease right-of-use assets related to corporate office space.

Current liabilities

Accounts payable and accrued expenses. Accounts payable and accrued expenses increased by $134.4 million, or 88.1%, as of December 31, 2024 compared to December 31, 2023, primarily due to a $107.4 million increase attributable to timing differences related to stablecoin redemptions and a $26.0 million increase in the accrued distribution costs, partially offset by a $26.5 million decrease in income taxes payable.

Deposits from stablecoin holders. Deposits from stablecoin holders increased by $19.5 billion, or 80.1%, as of December 31, 2024 compared to December 31, 2023. Refer to the “Cash and cash equivalents segregated for benefit of stablecoin holders” narrative above for further discussion.

Other current liabilities. Other current liabilities increased by $11.8 million, or 279.3%, as of December 31, 2024 compared to December 31, 2023, primarily due to an $11.1 million increase in deferred revenue related to integration services.

Non-current liabilities

Convertible debt, net of debt discount.  Convertible debt, net of debt discount decreased by $17.8 million, or 30.4%, as of December 31, 2024 compared to December 31, 2023, primarily due to a $14.8 million decrease as a result of a partial conversion into Series E preferred shares and a $3.4 million decrease in fair value related to changes in the key underlying assumptions used in the fair value adjustment.

Deferred tax liabilities, net.  Deferred tax liabilities, net increased by $9.9 million, or 50.7%, as of December 31, 2024 compared to December 31, 2023, primarily due to U.S. deferred taxes related to foreign disregarded entities that have net operating losses in their local jurisdictions. These local losses are expected to result in future U.S. tax liabilities without the generation of offsetting foreign tax credits.

Other non-current liabilities.  Other non-current liabilities increased by $12.7 million, or 148.3%, as of December 31, 2024 compared to December 31, 2023, primarily due to the recognition of $15.2 million in operating leases liabilities related to the corporate office space.

Equity

Stockholders’ equity. Stockholders’ equity increased by $231.1 million, or 68.1%, as of December 31, 2024 compared to December 31, 2023, primarily due to $157.0 million of net income generated from continuing operations, $63.6 million of stock-based compensation expenses during the year ended December 31, 2024, $6.7 million adjustment to opening retained earnings related to the adoption of Accounting Standards Update No. 2023-08, and $4.7 million increase in additional paid-in-capital related to the conversion of convertible debt.

Non-GAAP financial measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income (loss) from continuing operations excluding: depreciation and amortization expense; interest expense, net of amortization of discounts and premiums; interest income; income tax expense; stock compensation expense; certain legal expenses; realized and unrealized (gains) losses, net, on digital assets held for investment and other related investments; realized (gains) losses on available-for-sale debt securities; impairment losses on strategic investments; merger termination expenses; restructuring expenses; acquisition-related costs; change in fair value of convertible debt, warrant liability, and embedded derivatives; (gains) losses on sale of long-lived assets; and foreign currency exchange loss. We have provided a reconciliation below of Adjusted EBITDA to net income (loss) from continuing operations, the most directly comparable GAAP financial measure.

We present Adjusted EBITDA because it is a key measure used by our management and board of directors to monitor and evaluate the growth and performance of our business operations, facilitate internal comparisons of the historical operating performance of our business operations, facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures or operating histories, review and assess the performance of our management team and other employees, and prepare budgets and evaluate strategic planning decisions regarding future operating investments. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization, stock-based compensation expense, and change in fair value of various financial instruments from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax expense, interest income, interest expense, and non-routine items as these items are not components of our core business operations.

Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect stock-based compensation and related taxes. Stock-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital;

•	Adjusted EBITDA excludes one-time non-routine items; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss), and our other GAAP results.

The following table reconciles Adjusted EBITDA to net income (loss) from continuing operations, the most closely comparable GAAP financial measure, for the periods indicated (in thousands):

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024	2023	2022
			(in thousands)
Net income (loss) from continuing operations	$64,791	$48,639	$156,991	$271,549	$(761,772)

Adjusted for:
Depreciation and amortization expense	13,880	11,593	50,854	34,887	13,277
Interest expense, net of amortization of discounts and premiums	335	497	1,906	1,912	2,684
Interest income(1)	(7,965)	(8,353)	(34,712)	(29,262)	(8,645)
Income tax expense	25,046	24,237	64,583	47,400	3,263

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024	2023	2022
			(in thousands)
Stock compensation expense	12,716	9,480	50,134	107,999	69,266
Legal expense(2)	1,905	1,678	9,281	2,325	2,604
Realized and unrealized (gains) losses, net, on digital assets held for investment and other related investments	8,263	(4,363)	(9,464)	2,239	1,354
Realized (gains) losses on available-for-sale debt securities	—	(3)	(88)	—	16,624
Impairment losses on strategic investments	—	—	2,358	1,611	11,242
Merger termination expenses(3)	—	—	—	—	44,194
Restructuring expenses(4)	—	760	3,186	—	—
Acquisition-related costs(5)	535	—	1,054	—	2,346
Change in fair value of convertible debt, warrant liability, and embedded derivatives	2,382	(8,095)	(11,653)	(24,865)	698,936
(Gains) losses on sale of long-lived assets	12	47	73	(21,521)	—
Foreign currency exchange loss	539	141	368	956	903

Adjusted EBITDA	$122,439	$76,258	$284,871	$395,230	$96,276

(1)	Reflects interest income from corporate cash and cash and cash equivalents balances. For the avoidance of doubt, this amount does not include the impact of reserve income.

(2)	Reflects litigation expenses related to the FT Partners litigation and settlement expenses related to legacy businesses. Refer to Note 23 to our audited consolidated financial statements and Note 22 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a summary of these legal matters.

(3)	Reflects one-time termination expenses incurred in connection with the termination of our merger agreement.

(4)	Reflects one-time restructuring expenses incurred in connection with our change in domicile from the Republic of Ireland to the State of Delaware.

(5)	Reflects legal and professional services costs related to the Hashnote acquisition in 2024 and the first quarter of 2025 and the Billeto and Cybavo acquisitions in 2022.

Liquidity and capital resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including our working capital and capital expenditure needs and other commitments. Our recurring working capital requirements relate mainly to our cash operating costs. Our capital expenditure requirements consist mainly of software development related to our product development and are primarily dependent on the expansion of our products as well as salaries and wages of employees associated with software development projects.

As of March 31, 2025, we had total liquidity sources of $1.1 billion, which consisted of $848.6 million in cash and cash equivalents, and $274.5 million in cash and cash equivalents segregated for corporate-held stablecoins. We believe our operating cash flows, together with our total liquidity sources on hand, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of this prospectus. We expect our capital expenditures and working capital requirements to continue to increase in the immediate future as we continue to invest in the expansion of our products and services. Operating payments made in the form of corporate-held stablecoins are utilized and presented in the consolidated statement of cash flows in the same manner as if such payments were settled in cash. Refer to Note 2—Deposits from Stablecoin Holders in the audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details regarding the accounting for the use of corporate-held stablecoins in our consolidated statement of cash flows.

Cash and cash equivalents segregated for the benefit of stablecoin holders was $43.9 billion, $24.3 billion, and $36.0 billion as of December 31, 2024, 2023, and 2022, respectively, and $60.1 billion as of March 31, 2025. This represents cash and cash equivalents maintained in segregated reserve accounts. We segregate the use of the assets underlying the customer funds to meet regulatory requirements and classify the assets as current based on their purpose and availability to fulfill our direct obligation under custodial funds due to stablecoin holders.

Off-balance sheet arrangements

As of March 31, 2025 and December 31, 2024, 2023, and 2022, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Composition of USDC reserves

Circle manages its USDC reserves in accordance with the terms of its agreement with Circle Mint customers and applicable regulatory requirements and commercial laws. All USDC minted and outstanding are backed by an equivalent amount of U.S. dollar-denominated assets held in accounts that are titled FBO holders of USDC, and are held in omnibus structures, agnostic to individual customer and customer jurisdiction. During the periods presented, prior to January 2023, USDC reserves were limited to cash balances held at banks, U.S. Treasury securities with maturities of 100 days or less, and the Circle Reserve Fund. Since January 2023, USDC reserves have been limited to cash balances held at banks and the Circle Reserve Fund.

As of March 31, 2025 and December 31, 2024, 2023, and 2022, USDC reserves held as cash balances at banks (labeled as “Cash” in the table below) significantly exceeded the FDIC insurance limit of $250,000 per financial institution. As of March 31, 2025 and December 31, 2024, 2023, and 2022, FDIC deposit insurance related to financial institutions where USDC reserves were held was limited to an aggregate amount of $1,250,000 (representing five FDIC-insured financial institutions), $1,250,000 (representing five FDIC-insured financial institutions), $750,000 (representing three FDIC-insured financial institutions), and $1,750,000 (representing seven FDIC-insured financial institutions), respectively. The liabilities related to Deposits from stablecoin holders on the consolidated balance sheets are not covered by FDIC deposit insurance.

As of March 31, 2025, approximately 90% of USDC reserves are held in the Circle Reserve Fund. The remaining amount is held in cash and distributed across several banks. We allocate USDC reserves across the different types of reserve assets in accordance with our reserve management standard (see “Business—Reserve management standard”) in a manner designed to ensure available liquidity to meet redemption requests. The portion of USDC reserves that we hold as cash at various banks is informed by our historical experience of the liquidity required to meet redemption requests and the time required to convert other reserve assets into cash. Any excess cash (i.e., amounts not required to satisfy near-term redemption requests based on our historical experience) is invested in the Circle Reserve Fund, to mitigate the credit and counterparty risk of holding cash at banks in amounts exceeding the FDIC insurance limit. Conversely, if the cash held at any bank is insufficient to satisfy near-term redemption requests based on our historical experience, we transfer cash from other banks or redeem shares of the Circle Reserve Fund to remedy such shortfall.

The table presented below summarizes the composition of the reserves backing USDC in circulation (which, as discussed in “—Key operating and financial indicators,” excludes access denied tokens and tokens allowed but not issued (for which we do not receive fiat funds)), the outstanding balance, and the average yield for the periods indicated. We use USDC in circulation in the table presented below to align with our presentation in “—Key operating and financial indicators” and because reserves backing access denied tokens do not represent a material portion of USDC reserves. The amounts below differ from assets (cash and cash equivalents and available-for-sale securities) segregated for the benefit of stablecoin holders, as these line items on our balance sheet include reserve assets backing access denied tokens and reserve assets backing EURC (which is held only in cash at banks and not material for the periods presented) and excludes the amount of reserve assets backing corporate-held USDC. In addition, the amounts differ due to timing and settlement differences, such as reserve income earned but not yet transferred to corporate cash and timing differences of cash receipts and payments related to the minting and redemption process.

	Three months ended March 31,				Year ended December 31,
(in millions, except for percentages)	2025		2024		2024		2023		2022
Asset Class	Fair Value	Average Yield	Fair Value	Average Yield	Fair Value	Average Yield	Fair Value	Average Yield	Fair Value	Average Yield
Cash	$6,487	3.42%	$4,212	3.97%	$6,407	3.96%	$2,234	3.69%	$10,518	1.55%
Circle Reserve Fund	$53,565	4.26%	$28,238	5.29%	$37,514	5.09%	$22,238	4.89%	$23,664	2.86%
Cash equivalents	$—	—%	$—	—%	$—	—%	$—	—%	$1,783	0.67%
Available-for-sale debt securities(1)	$—	—%	$—	—%	$—	—%	$—	—%	$8,749	2.07%

(1)	Comprised solely of U.S. Treasury securities with a maturity of 91 to 100 days.

The Circle Reserve Fund is a government money market fund pursuant to Rule 2a-7 under the 1940 Act, holding a portfolio of U.S. Treasury securities with remaining maturities of three months or less, overnight U.S. Treasury repurchase agreements, and cash.

As an SEC-registered Rule 2a-7 fund, the securities purchased by the Circle Reserve Fund are subject to the quality, diversification, and other requirements of Rule 2a-7 under the 1940 Act and other rules of the SEC. Under these rules, among other things, a Rule 2a-7 fund (i) must hold securities that are sufficiently liquid to meet reasonably foreseeable shareholder redemptions and any commitments the fund has made to its shareholders, (ii) cannot acquire any security other than cash, direct obligations of the U.S. government, securities that will mature or are subject to a demand feature that is exercisable and payable within one business day, and amounts receivable and due unconditionally within one business day on pending sales of portfolio securities (such assets, collectively, the “daily liquid assets”) if, immediately after the acquisition, the fund would have invested less than 25% of its total assets in such daily liquid assets, (iii) cannot acquire any security other than cash, direct obligations of the U.S. government, government securities that are issued by a person controlled or supervised by and acting as an instrumentality of the U.S. government that are issued at discount to the principal amount to be repaid at maturity and have a remaining maturity 60 days or less, securities that will mature or are subject to a demand feature that is exercisable and payable within five business days, and amounts receivable and due unconditionally within five business days on pending sales of portfolio securities (such assets, collectively, “weekly liquid assets”), if, immediately after the acquisition, the fund would have invested less than 50% of its total assets in weekly liquid assets, and (iv) must post prominently on its website and update each business day the percentages of its total assets invested in daily liquid assets and weekly liquid assets.

The Circle Reserve Fund is managed by BlackRock. It is only available to Circle, and Circle is the only shareholder of the Circle Reserve Fund. As discussed above, the Circle Reserve Fund is subject to the daily and weekly liquid assets requirements of Rule 2a-7. Subject to compliance with those requirements, according to its prospectus, the Circle Reserve Fund invests at least 99.5% of its total assets in cash, U.S. Treasury bills, notes, and other obligations issued or guaranteed as to principal and interest by the U.S. Treasury, and repurchase agreements secured by such obligations or cash, with any securities generally maturing in 397 days or less and the portfolio having a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less.

Information regarding the Circle Reserve Fund is available, and is updated daily, on BlackRock’s website under the USDXX ticker symbol (CUSIP: 09261A870), including the fund’s net asset value, assets held within the fund, the fund’s yield, and the yields of specific assets held within the fund. The composition of assets held within the fund will vary over time, and the assets within the fund could have different remaining maturities (but always three months or less) and provide different yields.

Our investment in the Circle Reserve Fund is represented by shares (designated “Institutional Shares”) of the Circle Reserve Fund. The Circle Reserve Fund’s investments and business operations are managed by BlackRock Advisors, LLC, as investment manager, subject to oversight of BlackRock Funds’ board of trustees. As required by the 1940 Act, the Circle Reserve Fund provides us, as its sole shareholder, with consent rights over changes to certain fundamental investment restrictions, such as the Circle Reserve Fund acting in ways that are not permitted under the 1940 Act or inconsistent with the disclosure in the fund’s prospectus. In addition, as the shareholder of the Circle Reserve Fund, together with all other shareholders of funds overseen by BlackRock Funds’ board of trustees, we are able to vote in the election of BlackRock Funds’ board of trustees.

The Circle Reserve Fund seeks to maintain a net asset value (“NAV”) of $1 per share. Our investment in the Circle Reserve Fund is not insured or guaranteed by the FDIC or any other government agency. BlackRock is not required to reimburse the fund for losses and is not required to provide financial support for the fund at any time. If the terms of the Circle Reserve Fund are modified to no longer suit our objectives, or if BlackRock manages the Circle Reserve Fund in a manner inconsistent with our reserve management standard (see “Business—Reserve management standard”), we may redeem our shares of the Circle Reserve Fund; we do not have other recourse (other than under the securities laws if BlackRock manages the Circle Reserve Fund in a manner inconsistent with the fund’s prospectus).

We may generally purchase or redeem shares of the Circle Reserve Fund each day on which both the New York Stock Exchange and the Federal Reserve Bank of Philadelphia are open for business. The purchase price and the redemption price per share is the NAV per share, which the Circle Reserve Fund seeks to maintain at $1 per share. As of the date of this prospectus, the board of trustees has chosen not to subject the Circle Reserve Fund to liquidity fees or redemption gates, although the board of trustees may change this policy with advance notice to us. Although there are generally no limitations (except as described below) on our ability to redeem shares of the Circle Reserve Fund, redemptions of a large number of shares within a short period of time may adversely affect the Circle Reserve Fund’s liquidity and net assets and may force the Circle Reserve Fund to sell portfolio securities to meet such redemption requests when it might not otherwise do so. As is customary for money market funds, the Circle Reserve Fund may (i) suspend the right of redemption if trading is halted or restricted by the NYSE or under other emergency conditions described in the 1940 Act; (ii) postpone the date of payment upon redemption if trading is halted or restricted on the NYSE or under other emergency conditions described in the 1940 Act or if a redemption request is made before the Circle Reserve Fund has collected payment for the purchase of shares; (iii) redeem shares for property other than cash as may be permitted under the 1940 Act; and (iv) redeem shares involuntarily in certain cases, such as when the value of a shareholder account falls below a specified level.

Our determination of whether to invest and the amount of investment in the Circle Reserve Fund is governed by our reserve management standard. See “Business—Reserve management standard.” The Circle Reserve Fund has a $2 billion minimum investment requirement. However, we are not obligated to invest in the Circle Reserve Fund.

Sources of liquidity

Debt

Refer to Note 15 to our audited consolidated financial statements and Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a summary of our outstanding debt as of December 31, 2024 and March 31, 2025, respectively.

In March 2019, we entered into an agreement with an investment company to issue convertible promissory notes in connection with the acquisition of SeedInvest. We agreed to pay the holder the principal amount together with any interest on the unpaid principal balance for the notes beginning on the date of the agreement. There was one convertible promissory note outstanding as of December 31, 2023, which had a principal amount of $24.0 million and is convertible into Series E preferred stock subject to the conversion provisions in the agreement (the “2019 Note”). In September 2024, certain holders elected to convert a principal amount of approximately $8.3 million of the 2019 Note, plus accrued but unpaid interest, into 524 thousand shares of Series E preferred stock at a conversion price of $16.23 per share. The 2019 Note matures on March 1, 2026, unless earlier converted, and has an annual interest rate of 2.9% due annually in arrears on the last day of each calendar year. At any time during the term and at the sole discretion of the holder, but only once in any given 12-month period, all or a portion of the principal amount with any accrued and unpaid interest (collectively, the “Conversion Amount”) can at the election of the holder be converted into shares of Series E preferred stock at a conversion price of $16.23 per share.

Warrants

In April 2023, Circle entered into an agreement with a commercial counterparty to grant warrants to purchase up to 4.5 million common shares of a consolidated subsidiary that will be automatically converted one for one into shares of Class A common stock of Circle upon exercise. The warrants have an exercise price of $42.14 per share and an exercise period of ten years from the grant date. The vesting of the warrants is subject to certain conditions to be achieved over a five-year period. None of these conditions have been met. As of the date of this prospectus, 75% of the warrants have expired, and none of the remaining warrants have been exercised or forfeited.

In August 2023, Circle entered into an agreement with a digital asset exchange to grant warrants to purchase up to 3.6 million common shares of a consolidated subsidiary that will be automatically converted one for one into shares of Class A common stock of Circle upon exercise. The warrants have an exercise price of $25.09 per share and an exercise period of five years from the grant date. The warrants are subject to a performance condition. This condition has not been met, and none of the common shares associated with these warrants have been exercised or forfeited or have expired.

In December 2024, Circle entered into an agreement with a commercial counterparty to grant warrants to purchase up to approximately 2.86 million shares of Class A common stock of Circle. The warrants have an exercise price of $22.71 per share and an exercise period of six years from the grant date. The vesting of the warrants is subject to certain conditions to be achieved over a three-year period. None of these conditions have been met, and none of these warrants have been exercised or forfeited or have expired.

Other commitments and contingencies

Our commitments for facilities leases under non-cancelable operating leases amounted to $26.5 million as of March 31, 2025. In January 2024, Circle commenced a lease for corporate office space. The estimated total commitments related to this lease (excluding expected build-out costs, taxes, utilities, and other operating expenses) over the nine years and nine months lease term is approximately $28.4 million. As of the date of this prospectus, we did not have any other material commitments for cash expenditures.

We are involved in claims, lawsuits, government investigations, and proceedings arising from the ordinary course of our business. We record a contingent liability when we believe that it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Refer to Note 23 to our audited consolidated financial statements and Note 22 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a summary of our contingent liabilities. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to be incorrect, it could have a material impact on our results of operations, financial position, and cash flows. If we determine there is a reasonable possibility that we may incur a loss and the loss or range of loss can be estimated, we disclose the possible loss in the accompanying notes to the consolidated financial statements to the extent material. See “—Critical accounting estimates—Loss contingencies” below for further details.

Cash flows

Three months ended March 31, 2025 compared to three months ended March 31, 2024

	Three months ended March 31,
	2025	2024

	(in millions)
Net cash provided by operating activities	$57	$77
Net cash (used in) provided by investing activities	$(25)	$6
Net cash provided by financing activities	$16,263	$7,830

Operating activities

Net cash provided by operating activities was $56.6 million for the three months ended March 31, 2025 compared to net cash provided by operating activities of $77.2 million for the three months ended March 31, 2024, driven primarily by a $167.9 million increase in cash receipts from reserve income attributable to increased average reserve deposits relating to increased average USDC in circulation balances, which was partially offset by a $116.8 million increase in distribution and transaction costs payments.

Investing activities

Net cash used in investing activities was $25.2 million for the three months ended March 31, 2025, driven primarily by $11.7 million in capitalization of software development, $7.4 million cash consideration related to the Hashnote acquisition, and $5.9 million in purchases of long-lived assets for the three months ended March 31, 2025, compared to the net cash provided by investing activities of $6.2 million for the three months ended March 31, 2024, driven primarily by $95.3 million related to the sale and maturities of available-for-sale securities, which was partially offset by an $82.8 million purchase of available-for-sale securities in the three months ended March 31, 2024.

Financing activities

Net cash provided by financing activities was $16.3 billion for the three months ended March 31, 2025, compared with net cash provided by financing activities of $7.8 billion for the three months ended March 31,

2024, primarily reflecting $16.3 billion increase in net changes in deposits held for stablecoin holders primarily due to the increase in USDC in circulation for the three months ended March 31, 2025 and a $7.8 billion increase in net changes in deposits held for stablecoin holders primarily due to the increase in USDC in circulation for the three months ended March 31, 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023 and year ended December 31, 2023 compared to year ended December 31, 2022

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2024	2023	2022
		(in millions)
Net cash provided by (used in) operating activities	$345	$140	$(73)
Net cash provided by (used in) investing activities	$186	$8,510	$(8,489)
Net cash provided by (used in) financing activities	$19,450	$(20,330)	$2,578

Operating activities

Net cash provided by operating activities was $344.6 million for the year ended December 31, 2024 compared to net cash provided by operating activities of $139.6 million for the year ended December 31, 2023, driven primarily by a $142.5 million increase in cash receipts from reserve income attributable to increased average yields and average reserve deposits relating to increased average USDC in circulation balances, partially offset by a $32.3 million increase in distribution and transaction costs.

Net cash provided by operating activities was $139.6 million for the year ended December 31, 2023 compared to net cash used in operating activities of $72.7 million for the year ended December 31, 2022, driven primarily by a $920.7 million increase in reserve income attributable to increased average yields, partially offset by a corresponding $787.7 million increase in distribution and transaction costs due to the increase in reserve income.

Investing activities

Net cash provided by investing activities was $186.3 million for the year ended December 31, 2024, driven primarily by $341.6 million of sale and maturities of available-for-sale securities, partially offset by a $99.3 million purchase of available-for-sale securities, $39.1 million of capitalization of software development costs, and a $18.1 million in purchases of long-lived assets, compared to net cash provided by investing activities of $8.5 billion for the year ended December 31, 2023 driven primarily by an $8.7 billion increase in cash and cash segregated for the benefit of stablecoin holders due to maturities of U.S. Treasury securities in the year ended December 31, 2023.

Net cash provided by investing activities was $8.5 billion for the year ended December 31, 2023 compared to net cash used in investing activities of $8.5 billion for the year ended December 31, 2022, driven primarily by an $8.7 billion increase in cash and cash segregated for the benefit of stablecoin holders due to maturities of U.S. Treasury securities in the year ended December 31, 2023 and an $8.4 billion net decrease in cash and cash segregated for the benefit of stablecoin holders related to investing activities in available-for-sale securities for the year ended December 31, 2022.

Financing activities

Net cash provided by financing activities was $19,449.9 million for the year ended December 31, 2024, compared with net cash used in financing activities of $20,329.9 million for the year ended December 31, 2023, primarily reflecting a $19,452.1 million increase in net changes in deposits held for stablecoin holders primarily due to the increase in USDC in circulation for the year ended December 31, 2024, and a $20,322.2 million decrease in net changes in deposits held for stablecoin holders primarily due to the decrease in USDC in circulation for the year ended December 31, 2023.

Net cash used in financing activities was $20,329.9 million for the year ended December 31, 2023, compared with net cash provided by financing activities of $2,578.2 million for the year ended December 31, 2022, primarily reflecting a $20,322.2 million decrease in net changes in deposits held for stablecoin holders primarily due to the decrease in USDC in circulation for the year ended December 31, 2023, and a $2,176.8 million of receipts from deposits held for stablecoin holders and $401.0 million of proceeds from the issuance of shares of Series F redeemable convertible preferred stock for the year ended December 31, 2022.

Critical accounting estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, operating results, and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For more information, see the notes to our consolidated financial statements included elsewhere in this prospectus.

Stock-based compensation including valuation of common stock

We account for share-based awards under the recognition and measurement provisions of Accounting Standards Codification Topic 718, Stock-Based Compensation. In the absence of a public trading market, our management and board of directors considered various objectives and subjective factors to determine the fair value of Circle’s common stock as of each grant date, including the value determined by a third-party valuation firm. These factors included, among other things, the following:

•	our actual operating and financial performance and estimated trends and prospects for our future performance;

•	the composition of, and changes to, our management team and board of directors;

•	consideration of the lack of liquidity of the common stock as a private company;

•	our stage of development, business strategy, and the material risks related to our business and industry;

•	the valuations of publicly traded companies in the financial services sector, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the financial services sector;

•	the likelihood of achieving a liquidity event for the holders of our common stock;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock; and

•	the prices of our convertible preferred stock and common stock sold to investors in arm’s-length transactions or offered to investors through a tender offer.

Our policy is to value our common shares at least quarterly with significant events potentially requiring additional valuations.

In September 2021, we initiated a program to grant employees restricted stock units (“RSUs”) as part of our compensation program. The RSUs vest upon the satisfaction of both a service condition and a liquidity condition. Both the service and liquidity conditions must be met for the expense to be recognized. The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. Stock-based compensation expense related to the RSUs is recorded on a tranche-by-tranche basis over the requisite service period, when the liquidity condition is considered probable.

We use the Black-Scholes option pricing model (“Black-Scholes”) to estimate the grant-date fair value of option grants. The Black-Scholes model requires management to make a number of key assumptions, including expected volatility, expected term, risk-free interest rate, and expected dividends. The expected term represents the period of time that the options are expected to be outstanding and is estimated using the midpoint between the requisite service period and the contractual term of the option. The risk-free interest rate is estimated using the rate of return on U.S. Treasury notes with a life that approximates the expected term. Share-based compensation cost is measured at the grant date based on the fair value of the underlying common stock and is recognized as expense over the requisite service period.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and our management uses significantly different assumptions or estimates, our stock-based compensation expense for future periods could be materially different, including as a result of adjustments to stock-based compensation expense recorded for prior periods.

Income taxes/uncertain tax positions

When recognizing the tax benefit, a tax position must be more likely than not to be sustained upon examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We also recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense.

We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss, capital loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not, we establish a valuation allowance.

For U.S. federal tax purposes, digital asset transactions (other than stablecoins) are treated on the same tax principles as property transactions. We recognize a gain or loss when digital assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the exchanged digital asset. Receipts of digital assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.

Business combinations, goodwill, and acquired intangible assets

Accounting for business combinations requires us to make significant estimates and assumptions. We use our best estimates and assumptions to accurately allocate the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values, with the excess recorded to goodwill. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows, expected asset lives, and discount rates. The amounts and useful lives assigned to acquired intangible assets impact the amount and timing of future amortization expense.

We use estimates, assumptions, and judgments when assessing the recoverability of goodwill and acquisition-related intangible assets. We test for impairment at least annually, during the fourth quarter or more frequently if a significant event or circumstance indicates impairment. In assessing goodwill and intangible assets for impairment, we first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. In the qualitative assessment, we may consider factors such as economic conditions, industry and market conditions and developments, overall financial performance, and other relevant entity-specific events in determining whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. Should we conclude that it is more likely than not that the recorded goodwill and intangible assets amounts have been impaired, we would perform the impairment test. An impairment loss is recognized in earnings if the estimated fair value of a reporting unit or indefinite-lived intangible asset is less than the carrying amount of the reporting unit or intangible asset. Significant judgment is applied when goodwill and intangible assets are assessed for impairment. We also evaluate the estimated remaining useful lives of acquired intangible assets for changes in circumstances that warrant a revision to the remaining periods of amortization.

Loss contingencies

We are currently involved in various claims, regulatory and legal proceedings, and investigations of potential operating violations by regulatory oversight authorities. We regularly review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim, legal proceeding, or potential regulatory violation is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and whether an exposure is reasonably estimable. Our judgments are subjective and are based on the status of the legal or regulatory proceedings, the merits of our defenses, and consultation with in-house and outside legal counsel. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims, litigation, or other violations and may revise our estimates. Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in which we operate, our judgments may differ materially from the actual outcomes.

Convertible debt

We have elected the fair value option for our convertible debt. We believe the estimate of fair value of these financial instruments requires significant judgment. We measured the fair value of our convertible debt using the probability weighted “as converted” model, which uses both observable and unobservable inputs and reflects our best estimates of the assumptions a market participant would use to calculate fair value. The significant unobservable inputs used include, but are not limited to:

•	timing and probability of liquidity and other events;

•	discount rate; and

•	fair value of the underlying stock.

Under the fair value election, changes in fair value of convertible debt are reported as Other income (expense), net in the consolidated statements of operations in each reporting period subsequent to the issuance. In the future, depending on the valuation approaches used and the expected timing and weighting of each, the inputs described above, or other inputs, may have a greater or lesser impact on our estimates of fair value. These inputs are based on historical performance of loans facilitated through our platform, as well as the consideration of market participant requirements. See Note 2 and Note 11 to our audited consolidated financial statements and Note 2 and Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further information regarding the fair value measurements of convertible debt.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our results of operations are exposed to changes in interest rates, among other macroeconomic conditions. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control.

Fluctuations in interest rates impact reserve return rates, such that a decrease in interest rates reduces reserve return rates and an increase in interest rates increases reserve return rates. Reserve return rate is a contributing factor to reserve income, which in turn is a contributor to distribution and transaction costs. As such, fluctuations in interest rates may result in changes in reserve income and in turn distribution costs. However, interest rates are only one contributor to reserve income, and the other—USDC in circulation—is inherently difficult to predict given the uncertainties in end-user and customer behavior. For example, although interest rates are positively correlated with the opportunity cost of holding USDC versus other financial instruments, given the utility of USDC as a means for the exchange of value, an increase in interest rates does not necessarily result in a decrease in USDC in circulation (and vice versa). Any relationship between interest rates and USDC in circulation is complex, highly uncertain, and unproven. As a result, while we are able to predict the impact of interest rate changes on the reserve return rate, given the uncertainties in end-user and customer behavior and interests and market dynamics, we are unable to accurately predict the impact of such changes on reserve income or distribution and transaction costs.

In the following analysis, we modeled the impact of hypothetical changes in interest rates on our reserve income and distribution and transaction costs for the twelve-month period following the date of the audited financial statements included in this prospectus (i.e., for the 2025 fiscal year). We assume that the amount of USDC in circulation throughout this period is equal to the amount of USDC in circulation as of December 31, 2024, due to the inherent uncertainties described above in respect of predicting or forecasting USDC in circulation; such changes in interest rates occur on January 1, 2025 and are held constant through the period and impact all reserve assets equally; and our allocation of reserve assets do not change, as we are unable to predict the market and yield reactions to interest rate changes. The table below summarizes the hypothetical impact on our operating results for the year ending December 31, 2025 based on our internal modeling, which are subject to uncertainties and limitations as discussed above (in millions):

Change in interest rates from average yield of 4.33% in December 2024	Estimated change in reserve income	Estimated change in distribution and transaction costs
+200 bps	$882	$468
+100 bps	$441	$234
-100 bps	$(441)	$(234)
-200 bps	$(882)	$(468)

Foreign currency risk

Our reporting currency is the U.S. dollar and the functional currency of our international operations is its local currency. The assets and liabilities of each of our international operations are translated into dollars at exchange rates in effect at each balance sheet date. Revenues and expenses are translated using the average exchange rate for the relevant period. Equity transactions are translated using historical exchange rates. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenues and other operating results as expressed in dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders’ equity (deficit). Gains or losses due to transactions in foreign currencies are included in Other income (expense), net, on our consolidated statements of operations. We have not engaged in hedging of foreign currency transactions to date, although we may choose to do so in the future. A 10.0% increase or decrease in current exchange rates would not have a material effect on our operating results or financial condition.

Business

Overview

The new internet financial system

Circle’s mission is to raise global economic prosperity through the frictionless exchange of value.  We believe that with the advent of blockchain networks, the global financial system can be rebuilt on the principles of the internet—those of open software and public networks—to the benefit of all of society. This new internet financial system has the potential to address the structural inefficiencies of the legacy financial system, enabling value to be exchanged more quickly, more cheaply, more safely, and in new, innovative ways—thereby increasing both the benefit of and access to the financial system for all people and all businesses across the globe.

Finance is fundamentally built upon the movement of money in the form of the transmission of data, wrapped in trust, and protected by regulation. Finance is built upon the movement of money. In modern digital finance, the movement of money is the movement of data between accounts in private, permissioned databases. This movement of money is typically tightly controlled and regulated by individual nations to ensure safety and soundness of the financial system and to protect against abuse by bad actors. Although the infrastructure system enabling this movement of money is critical to the functioning of the existing financial system and powers one of the largest sectors in the global economy, the technology underpinning this system in large part dates from the 1970s and 1980s.

Today’s financial system has brought countless benefits, yet inefficiencies remain stubbornly high. The financial system has enabled massive societal advances, lifting billions of people out of extreme poverty and contributing to enormous economic growth. Technological advancements have enabled innovations such as credit cards, electronic payments, and electronic capital markets. Yet despite this history of progress, and despite intense competition, end-user costs and systemic inefficiencies persist. Modern FinTech firms have generally focused on modernizing front-end interfaces but still often rely on legacy infrastructure, limiting true innovation. We believe the next innovation in the exchange of value, which is our core focus at Circle, will drive an evolution in the underlying infrastructure of the financial system that meets critical market demand.

The internet revolutionized the transmission of data, bringing exponential growth and previously unimagined innovation to countless sectors. Likewise, the internet has the potential to transform today’s financial system. The advent of the internet enabled “all-to-all” communication at vastly lower costs by advancing communication from tightly controlled analog rails (e.g., radio, telephone, cable) to standardized network protocols. These protocols enabled new infrastructure for the movement of data and information. While adoption took time, and early use cases initially both struggled to scale and encountered meaningful scrutiny, over time, more innovators and developers began building on the internet and more users connected to the network via the applications they built. The end result: the cost of communication has approached zero at point of use, the volume of communication has exploded, and previously unimaginable services have now emerged. Today, the leaders of the modern digital economy are built on internet rails, and more of the economy is transitioning to these rails each day.

Blockchain networks enable the creation of the internet financial system. Blockchains provide a new base layer of internet infrastructure that uses advancements in cryptography and distributed computing to enable secure data exchange, transaction processing, and computation. These advancements make new categories of applications on the internet possible, including issuing digital financial assets, efficiently exchanging and processing transactions involving these assets, and writing code that can intermediate more complex transactions. Importantly, these blockchain networks can operate openly on the internet, reducing society’s dependence on centralized intermediaries while unlocking efficiencies. We believe that blockchains could serve as a robust foundation for the creation of a new financial system built from the ground up on the internet—what we call the new internet financial system.

This new internet financial system has the potential to substantially reduce inefficiencies in today’s financial system. Given the amount of value being exchanged in today’s financial system, the benefits of increased efficiency are vast. Trillions of dollars in payments and cross-border remittances occur annually, often at high costs due to the complex (often multi-party) legacy rails on which they flow. Vast sums of capital are trapped in multi-day settlement in capital markets, rather than deployed to productive uses. Immense operational, counterparty, and liquidity risks exist due to the opacity of financial exposures, outdated, manual workflows, and a dependence on cash held in fractional reserve banks. The internet financial system has the potential to address these inefficiencies by reducing cost and latency, enhancing transparency, and using safer underlying collateral.

The new internet financial system enables significantly increased money velocity. While the potential efficiency benefits of the internet financial system are staggering, we believe these are just a subset of the potential benefits it brings. As the marginal cost of storing and moving value approaches zero, conditions are ripe for the volume of value exchange to increase exponentially, similar to how the volume of information exchange exploded as the marginal cost of moving data on the internet approached zero. In such a future, we expect that both the velocity and versatility of money will increase dramatically, as people and businesses are able to transact more freely and frictionlessly.

The new internet financial system opens up new opportunities and use cases in finance and commerce through the advent of smart contracts running on blockchains. We believe programmability of money and digital assets represents a major inflection point in the utility of money. Economic arrangements can be literally codified, executed, and enforced entirely online, enabling people and firms across the world to safely enter into internet-based financial and commercial arrangements, while reducing the need for third-party intermediaries. And, just as the Web and app stores led to an explosion in innovative information services, the growth of smart contracts and blockchain-based applications could significantly accelerate innovation in financial services.

The new internet financial system has the potential to increase economic inclusion among underserved populations. The existing financial system’s inefficiencies result in the exclusion of certain segments of the global population, particularly those who are poorer, less educated, and living in rural areas. The new internet financial system has the potential to facilitate the inclusion of the approximately 1.4 billion adults globally who, according to the World Bank, are unbanked. The increased inclusion greatly expands our opportunity set.

The Circle stablecoin network in the new internet financial system

Stablecoins (like USDC and EURC) can facilitate the store and transfer of value in the new internet financial system and drive the advancement and adoption of the new internet financial system. Similar to the existing financial system, the internet financial system will facilitate the use of regulated money as a unit of account, a store of value, and as the core medium of exchange within a digitally native framework. We believe that stablecoins can facilitate the store and transfer of value in the new internet financial system and drive the advancement and adoption of the new internet financial system. Specifically, we believe that payment stablecoins are the new base layer of internet money. Payment stablecoins function at internet speed (near-instantaneous transacting and settlement), and with programmability that enables the new capabilities and use cases of the internet financial system. The USDC “digital dollar” issued by us is a leading payment stablecoin, with $60.1 billion in circulation across 4.9 million meaningful wallets, as of March 31, 2025. We believe that payment stablecoins, their users and applications, and the use cases built around them will create internet-scale network effects, leading to a market structure in which only a few payment stablecoin platforms will emerge with the critical mass to serve the new internet financial system. We believe that the Circle stablecoin network is best placed to be a driver of the new internet financial system. See “—Stablecoin overview” for a more detailed description of payment stablecoins.

Our strategy is to build the largest and most widely used stablecoin network in the world. Money (and any other store or representation of value) is fundamentally a network, whose utility is dependent on the number of users using it and willing to accept it. In other words, the more users in the network using or willing to use a form of value, the more utility that form of value has, which in turn promotes more people to use it. This is the case with stablecoins as well. The more people that use a stablecoin, the more utility it has to users (as a store of value and a method of transacting), which in turn drives more people to use it. Furthermore, stablecoins act as protocols that applications and developers build on top of and integrate. Protocols themselves have network properties—the more applications and products connected to the protocols, the more value the network develops through both utility and distribution. USDC is the foundation of the Circle stablecoin network, the growth of which is driven by developers building new applications and use cases on the network that are accessible and provide utility to end-users across the world. Attracting end-users, customers, and developers to adopt the Circle stablecoin network requires that the underlying infrastructure of the digital currencies on the network be robust and safe. Although the Circle stablecoin network carries risks to our customers and end-users, as is the case with the existing financial system, we nonetheless believe it optimally combines transparency and safety—through regulation as stored-value instruments under FinCEN money services businesses regulation and state money transmission laws in the United States and as electronic money tokens in Europe, robust and frequent reporting (e.g., daily transparency into the Circle Reserve Fund), monthly assurance, and annual audits—with the demonstrated reach, critical mass of end-users, world-class financial partners, and network activity to drive the compounding growth and flywheel of internet-scale network effects.

Our growth strategy is to build and promote a suite of products that foster the expansion of the Circle stablecoin network. Our product strategy is aimed at growing the Circle stablecoin network and the circulation of Circle stablecoins. To that end, we strive to ensure that Circle Mint customers have readily available access to Circle stablecoins around the globe by working with financial institutions that act as on- and off-ramps between fiat currency and Circle stablecoins as well as with leading consumer financial applications and payments enterprises. See “—Our platform, products, and ecosystem” for examples of partners that are part of the Circle stablecoin network and the Circle stablecoin ecosystem. We build and support stablecoin infrastructure that is designed to enable Circle stablecoins to flow safely and easily across blockchain networks and remove friction and complexity in the end-user experience for stablecoin transactions. Finally, we provide easy-to-use, cloud-based tools that aim to simplify the underlying technology for developers (whether at startups or within major institutions), and make it easier for them to build, deploy, and operate innovative applications, with strong out-of-the-box features for using the Circle stablecoin network.

Critical to our growth strategy are numerous partnerships with leading financial and internet technology firms and ecosystems. The underlying utility (and value) of the Circle stablecoin network is driven by every single end-user, developer, builder, company, and institution operating on it, and the focus of our strategy is to attract and enable a broad ecosystem onto the Circle stablecoin network. To that end, we partner with leading institutions (many of them category-leading, internet-scale companies) to bring the benefits of the internet financial system to their users by building upon our products. Examples of our partnership strategy include the recent launches of the first phases of our partnership with Grab to offer its customers in Singapore a decentralized, blockchain-based (Web3) wallet via the Grab app, our partnership with Mercado Libre to introduce its customers in Latin America to USDC, our partnership with Nubank to introduce its customers in Brazil to USDC, our partnership with SBI Holdings to expand USDC access in Japan, our partnership with Coins.ph to help Filipinos abroad learn to use USDC for remittances, and our strategic commercial alliance with Binance to convert a portion of its treasury funds into USDC and promote USDC on its platform. In addition, we collaborate with leading global market makers and liquidity providers. For example, in December 2024, we entered into an agreement with Cumberland to expand liquidity and settlement capabilities in USYC and USDC over the course of a three-year term. Although the details of each partnership differ, in these partnerships, which have one- to four-year terms, we make payments to our partners (or offer rebates against payments that our partners would otherwise make to us for our Developer Services) based on the number of wallets on our partners’ platforms, the number of wallets on our partners’ platforms that transact in USDC, and/or the amount of USDC held on our partners’

platforms. Through these partnerships, we provide our partners with certain Circle products and services and/or incentivize our partners to increase their customers’ use of USDC and the amount of USDC on their platforms, thereby growing the USDC ecosystem and increasing USDC liquidity. We also foster the Circle stablecoin ecosystem with a range of programs, including Circle Developer Programs, which sponsor hackathons and developer events, the Circle Alliance Program, our global partnership and alliance program, as well as worldwide industry and event sponsorships. Each of these partnerships drives awareness and growth of the Circle stablecoin network, further enhancing its network effect. We further believe we are uniquely well positioned to attract new partners due to our and USDC’s trusted brand, regulatory-first posture, robust scalable infrastructure, and, critically, the scale and quality of other partners joining the network.

Making blockchain technology accessible and easy to use for both developers and end-users will be key to global adoption of stablecoins and the internet financial system. Our end-user- and developer-focused services make the complexity of the underlying technological infrastructure of our platform invisible to the end-user, simplifying end-user experiences, and empowering developers to build applications using the Circle stablecoin network. This technical simplification and end-user-focused approach is critical to internet-scale adoption of stablecoins broadly and the Circle stablecoin network specifically. Our core technology offerings, including our blockchain infrastructure products and our Developer Services, are core to enabling an intuitive interface for programmable money across a variety of applications, which will in turn drive further adoption of the Circle stablecoin network. See “—Our platform, products, and ecosystem” for a more fulsome description of our blockchain infrastructure and Developer Services.

The monetization of the Circle stablecoin network is driven by its growth and our introduction of new products that expand its utility. As the Circle stablecoin network grows, we believe that our ability to monetize it will grow as well. Today, we monetize the amount of money on the network (i.e., the amount of Circle stablecoins in circulation). We earn reserve income on USDC reserve assets, at rates at a discount to the prevailing SOFR. We believe that our current revenue model has been successful, with 2024 revenue, net income, and Adjusted EBITDA of $1.7 billion, $155.7 million, and $284.9 million, respectively, and first quarter 2025 revenue, net income, and Adjusted EBITDA of $578.6 million, $64.8 million, and $122.4 million, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures” for reconciliation of net income to Adjusted EBITDA. As the Circle stablecoin network grows and as more applications and activity take place on the Circle stablecoin network, the amount of Circle stablecoins in circulation will continue to grow. In addition to as described in “—Our platform, products, and ecosystem,” we may seek to monetize the activity on our network with products that earn fee-based revenues based on transactions and usage in the future, and we intend to evaluate and consider various products from time to time, considering such factors as complexity and development costs, market opportunity, anticipated revenues, and the competitive landscape. However, we do not have any plans to launch such additional products that are expected to generate material amounts of fee-based revenues at this time. We believe the market opportunity in the internet financial system is vast and that, although we face a variety of risks (see “Risk factors” for a discussion of the material risks faced by our business), we are the best positioned firm to drive, capture, and monetize it.

Industry background

Limitations of traditional financial services

The financial services industry represents one of the largest and most systemically important sectors of the global economy.

Since the advent of what is now known as traditional financial services over the past 150 years, innovators have constantly endeavored to improve upon the means by which we use and move money, enter into financial contracts, and form and use capital for economic expansion. These improvements have been largely beneficial and have contributed to global economic progress. Examples include the emergence of credit cards, digital payments, electronic markets and exchanges, digital consumer finance platforms, and many other advances that have expanded the global reach of financial services with the utilization of mobile devices and software.

However, many challenges persist as a result of the legacy infrastructure on which these platforms are built, existing regulatory and market structures disincentivizing fundamental innovation, and a lack of the global connectivity and interoperability required for truly internet-scale financial services. We believe that an internet-based, blockchain-enabled financial system will address and resolve the most pertinent structural issues within financial services today:

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High costs: More than $120 trillion in global business-to-business payments are processed annually, according to Visa. Much of these payments are made using legacy infrastructure, such as checks and bank wires. Businesses seeking to accept payments from customers are often charged several percentage points of the transaction’s value, which functionally represents a global economic tax amounting to trillions in value annually, much of which could be returned to productive use with the adoption of more efficient, internet-native payments infrastructure. Entire industries have been established predicated upon intermediary fees, with global payments industry revenue standing at $2.4 trillion in 2023, according to McKinsey’s 2024 Global Payments Report.

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Significant inefficiencies: Existing global systems of payment and value exchange are riddled with the same inefficiencies as pre-internet communications—money often takes days or longer to move, particularly cross-border. Besides adding significant fees from foreign exchange and other transaction-related expenses, these slow processes can create loss potential and result in significant capital being locked up for days awaiting settlement (e.g., margin posted to securities clearinghouses that settle T+1). Commercial transactions are plagued by delayed financial settlement and high costs, reflecting a lucrative source of revenue for payment processors but consequently representing a real cost to the global economy that could otherwise be put to more productive use. Inefficiencies in the incumbent financial system also encourage counterparties to use high-friction financial instruments, such as bank guarantees or letters of credit, which perpetuate the inefficiencies inherent in the system.

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Walled gardens:  Today’s systems of electronic money are constructed around national and corporate boundaries, often regulated and operated by national monopolies, similar to the world of media and communications in the pre-internet era. Payments are bound by “walled gardens,” harkening back to the days when one could send an email to a recipient only if both sides used the same online mail service (such as AOL and CompuServe). In the incumbent financial system, electronic money can only travel within tightly controlled ecosystems, often trapped in various privately mediated networks, exacerbating concerns relating to financial exclusion and connectivity around the world.

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Barriers to access:  The existing financial system, as a result of limited reach and high costs that preclude servicing certain market participants, excludes large portions of the global population. The World Bank estimates that as of 2022, approximately 1.4 billion people, or 24% of adults globally, lack an account at a financial institution or mobile money provider (29% of adults in developing economies). While progress has been made on this front with some traditional financial system providers entering new markets, these unbanked figures still represent more than a billion people. Financial access metrics also often exhibit meaningful gender gaps, both in terms of bank accounts as well as access to credit. Small- and medium-sized enterprises (“SMEs”) can also be inhibited in access to credit. The IMF has estimated that, in 2022, approximately 75% of countries reporting SME loan data saw a decline in SME loans relative to the size of their economies, as COVID support measures unwound.

The new internet financial system

The internet introduced the idea of open and permissionless networks, initially enabling anyone to communicate with anyone else over simple electronic protocols that connected computers to one another in a peer-to-peer fashion. Early adopters used the internet for sharing email, posting on community forums, and sharing basic documents. Driven by the openness of this emerging global network, eventually millions of developers and companies built new applications and developed products leveraging the power and underlying infrastructure of these open networks. As the underlying network infrastructure improved through broadband, mobile technology, and advances in computing power, exponential network effects took hold, and the internet transformed virtually every incumbent industry, radically reshaping the unit economics of software, media, communications, and commerce.

Similarly, we believe that the advent of blockchain networks and the internet financial system has the opportunity to transform the financial industry and digital commerce by reshaping the customer experience, the unit economics, and the ultimate reach of the financial system. Over the next decade, we believe that this fundamental change will be felt in a similar manner to the changes that have occurred in other industries as they adapted to earlier generations of internet technologies.

The internet financial system, and the blockchain networks that provide its foundation, offers enormous potential advantages over the traditional financial system, including:

•	Open, global, and interoperable public network infrastructure that enables transactions between counterparties to settle nearly instantly and at a cost as low as a fraction of a cent per transaction.

•	By using blockchains, transactions and financial contracts can provide greater transparency into financial flows, while also leveraging cryptography to enhance privacy and security.

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Using smart contracts, blockchain networks enable companies and developers to build new applications that intermediate money, payments, and commerce in powerful new ways, unlocking innovation in the same way that App Stores and mobile phones unlocked innovation through new categories of apps that were never before possible.

Blockchain networks

The advent of blockchain networks reshapes how the global financial system can operate, creating significant opportunities for new innovations to flourish. The financial industry supports more than $250 trillion in annual global capital markets activity, according to SIFMA, and approximately $21.8 trillion in M2 money stock as of March 2025, according to the Federal Reserve Bank of St. Louis, reflecting an enormous market and underlying infrastructure that can be transformed by blockchain networks.

Blockchain networks catalyze this change in multiple significant ways:

•	Storage of value. Blockchains are digital, relying on tamper-proof, immutable, and highly secure digital records built on decentralized infrastructure, and are designed to mitigate hacks and exploits.

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Transmission of value.  Blockchains are built to support open, global, and interoperable transactions that can work with any internet-connected device in the world, offering transaction finality in seconds, with strong privacy and security and significant cost efficiency, with transactions costing as little as a fraction of a cent in many cases.

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Tokenization of value.  Blockchains provide a foundation to represent nearly any form of property or record as a cryptographic asset. This paves the way for the same storage and transmission efficiencies to be used with both digital and non-digital forms of property ranging from digital content items and intellectual property (e.g., artwork, or items within video game worlds), to tokens that represent stocks, bonds, exchange-traded funds, and physical property, as well as other financial contracts.

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Programmable value.  Unlike the legacy financial system, digital assets on blockchains networks are inherently programmable using smart contracts that can execute and intermediate transactions and value exchange with code published on the internet, introducing a myriad of opportunities for reshaping finance and commerce.

Similar to operating systems, blockchain networks continue to evolve—with constant upgrades and competition driving improvements in performance, cost, security, and operational flexibility—much like improvements seen in constantly improving internet infrastructure over the past decades. Further, the open protocol nature of blockchain infrastructure drives faster innovation than the closed-loop incumbent financial system in which both the sender and receiver of funds need an account with the same provider in order to execute a transaction or otherwise involve third parties, enabling rapid product growth and user adoption. We work to ensure that the Circle stablecoin network is available on, and interoperable with, many of these blockchain networks to both take advantage of each blockchain’s capabilities and to minimize friction to accessing Circle stablecoins, therefore driving increased circulation. We also continue to focus on building the tools and services to help developers and companies build applications on these networks safely and easily.

Stablecoin overview

Stablecoins can facilitate the store and transfer of value in the new internet financial system and drive the advancement and adoption of the new internet financial system. While there have been many experiments in the development of different stablecoin models, we have always been focused on building and operating “payment stablecoins.” These stablecoins are designed to be efficient forms of payment and are fully backed by reserves consisting of highly liquid, price-stable cash and cash equivalents. By providing Circle Mint customers the ability to redeem their stablecoins on demand on a one-for-one basis for the underlying fiat currency, Circle stablecoins are designed to provide a safe and sound foundation as a form of digital currency, as well as a bridge between blockchain and traditional finance.

Trends driving adoption of stablecoins and the internet financial system

In addition to the core efficiency and innovation benefits outlined above, a number of other trends have emerged that are helping to drive the adoption of stablecoins and the internet financial system, including:

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Technology improvements.  Blockchain technologies continue to improve, supporting larger-scale applications, improved security and privacy, greater operational efficiency, and new standards that can simplify the user experience of interacting with blockchain-based applications and online transactions. These improvements are often exponential—Bitcoin (introduced in 2009) could support approximately seven transactions per second at launch, while Ethereum (introduced in 2015) could support approximately 15 transactions per second at launch. Since then, a multitude of other blockchains have emerged that can support orders of magnitude more transactions per second, such as Solana (introduced in 2020) and its theoretical peak capacity to handle tens of thousands of transactions each second. These continuing (and escalating) improvements are ushering in a world that we believe will support billions of users and millions of businesses operating on these networks.

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Operational improvements for using and securing digital assets.  As blockchain technology has advanced, so too have the tools, technologies, and operational solutions for enterprises, financial institutions, and end-users to safely use and deploy applications on these networks. Banks, FinTech firms, and asset managers are increasingly comfortable with the operational solutions available in the market to use these new technologies safely.

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Growth in AI agents and applications.  Rapid growth in the deployment of AI agents and software creates an environment that is ripe for the use of stablecoins and blockchain networks, as AI agents have come to rely on a programmable form of money that can work universally around the world. Growth in AI usage can also be a catalyst for the internet financial system.

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Regulatory support and legal clarity.  Around the world, major governments are putting into place comprehensive regulations for digital assets and stablecoins. Many of these new legal regimes provide much-needed regulatory clarity for the use of stablecoins and blockchain networks for financial and commercial activity. New regulations can help build market confidence by, among other things, ensuring that products meet high standards in the area of consumer protection.

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Identity and compliance standards.  Alongside regulatory clarity are standards and requirements to meet important global financial crime compliance rules (e.g., AML). Identity verification and financial crime compliance standards have historically been challenging to design and implement consistently due to structural issues within the financial system, including “walled gardens,” and technological challenges impeding the standardization of procedures and expectations. However, Financial Action Task Force recommendations and new digital asset laws’ requirements have increasingly heightened the need for proving the identities of digital wallet users and keeping and exchanging records of their transactions. Market constituents are also exploring the creation of an open standards body to further reinforce this process. These rules and initiatives will help maintain the financial integrity of these networks and increase the confidence of companies and financial institutions using these networks.

Our role in driving stablecoin adoption

We have built one of the largest and most widely used stablecoin networks. At the foundation of the Circle stablecoin network are our payment stablecoins, USDC—which, according to CoinMarketCap, is the second largest stablecoin as measured by the amount of stablecoins in circulation with a 29% share of the stablecoin market as of March 31, 2025—and EURC—which, according to CoinGecko, is the largest euro-denominated stablecoin as measured by the amount of stablecoins in circulation as of March 31, 2025. USDC and EURC are liquid, stable, and digitally native forms of U.S. dollars and euros, respectively, built on an open protocol and a regulatorily compliant platform. Each maintains 24/7, borderless, and near-instant value transfer capabilities. USDC and EURC are redeemable on a one-for-one basis for U.S. dollars and euros, respectively, directly from us by Circle Mint customers (see “—Our platform, products, and ecosystem—Circle Liquidity Services—Circle Mint” for information about Circle Mint, which is a service offering that is available only to institutions) as well as by end-users that are not Circle Mint customers in our role as the redeemer of last resort (see “Glossary—The issuers of Circle stablecoins”). In addition, all end-users can sell or exchange USDC and EURC in the secondary market. USDC and EURC and the overall Circle stablecoin network are further discussed under “—Our platform, products, and ecosystem.”

We issue the world’s largest regulated payment stablecoin—by which we mean a payment stablecoin that is regulated as a stored-value instrument under FinCEN money services businesses regulation and state money transmission laws in the United States and as an electronic money token in Europe (see “—Regulatory policy landscape” for the principal regulations to which we are subject)—as measured by the amount of stablecoins in circulation. As a result, we play a highly active role in driving stablecoin adoption. Key initiatives that we have taken to advance stablecoin adoption include:

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Technology innovation.  We invest considerable product and engineering effort in advancing the state-of-the-art in technologies to scale and simplify the use of stablecoins in everyday financial and commercial applications. Our blockchain infrastructure product pillar is focused on ensuring that end-users can safely move USDC and EURC across many blockchain networks, while abstracting away many of the complexities associated with making a payment or interacting with a blockchain-based financial application. At the same time, through our Developer Services product pillar, we are enabling software developers to easily integrate stablecoins into their own apps, and safely deploy applications that interact with blockchain networks and smart contracts.

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Comprehensive access and distribution.  We prioritize making stablecoins as accessible and widely distributed as possible, integrating Circle stablecoins into new blockchains, providing primary liquidity through a network of banks, and partnering with distributors such as digital asset capital markets participants, wallet providers, and other large enterprises building products for their customers and ecosystems. Easy access to stablecoins is key to increasing usage, which in turn promotes the utility and adoption of stablecoins.

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Market education and thought leadership.  We invest considerable resources in providing thought leadership and market education about the potential of the internet financial system, and the role that stablecoins can play in improving the delivery of financial services and digital commerce.

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Supporting the development of sound regulatory policy.  Since our founding, we have sought to engage constructively with policymakers and regulators worldwide, and today invest considerable resources in engaging with these communities as new and robust regulations and laws are put in place for the digital assets ecosystem.

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Promoting open standards.  We are committed to driving stablecoin adoption through the promotion of open standards to improve interoperability and compliance for stablecoin applications. This includes new non-profit open-source foundations we are forming to promote standards in digital identity, global standards for implementing compliance with the global Travel Rule (which is a key AML/CFT rule to prevent illicit activity with virtual assets), and new open-source standards aimed at promoting the use of stablecoins within blockchain-based credit and lending applications.

Market opportunity

We view the market opportunity of the Circle stablecoin network as encompassing the entire global monetary supply. This opportunity is expected to grow considerably as developing nations increasingly participate in the globally interconnected financial marketplace. Further, by removing layers of friction inherent in the current financial services ecosystem, we believe the internet financial system has the potential to grow the speed and efficiency at which money is used and transacted at an exponential rate, just as the internet facilitated the explosive growth of the exchange of global information and data. In the United States, the velocity of M2 money stock was 1.38 for the first quarter of 2025, according to the Federal Reserve Bank of St. Louis. We believe an internet-native U.S. dollar can increase the velocity of M2 money stock, resulting in a corresponding increase in total value of transactions and GDP.

Our total addressable markets reflect vast opportunity sets that can be realized through growing acceptance and use of digital assets broadly and digital currencies specifically, and the large-scale adoption of the internet financial system:

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International remittances and cross-border payments: Stablecoins on blockchain networks can be transmitted and shared seamlessly and virtually instantly on a peer-to-peer basis, obviating the need for intermediaries, lengthy settlement times, and transaction costs. While international payments are a necessary component of all international trade, demand for cross-border transactions within, to, and from emerging markets is particularly notable. We believe that the Circle stablecoin network has the potential to disrupt the international remittances and cross-border payments market. According to McKinsey’s 2024

Global Payments Report, annual international remittances and cross-border payments revenue stood at approximately $288 billion in 2023.

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Digital assets:  As of March 31, 2025, the market capitalization of all tracked digital assets was $2.7 trillion, according to CoinMarketCap. We anticipate the role of digital assets in the broader financial ecosystem will continue to grow, with the tokenization of traditional assets (including TMMFs) and new digital-only assets in areas as diverse as gaming, loyalty rewards, private equity, and even the credit markets. As tokenization continues to scale, trading and usage of digital assets will be an increasingly fundamental use case for the Circle stablecoin network. As the largest regulated payment stablecoin by the amount of stablecoins in circulation, we believe USDC will become the preferred medium through which to buy, sell, and trade digital assets, enabling us to take advantage of a sector that we believe will grow considerably in the future.

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New forms of commerce and finance enabled by programmable money:  The capability to program the behavior of digital money using smart contracts fundamentally changes how market participants can conduct digital commerce. For example, smart contracts can improve the speed and transparency of every step in a commercial value chain, deliver new forms of adaptive loyalty and rewards for retail purchasers, and support expansion in models for flexible work and labor support for businesses of all sizes. For financial institutions, programmable money promises to unlock new utility for end-customers, provide more targeted and just-in-time finance, improve risk management, and provide greater observability to compliance, audit, and regulatory functions.

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Consumer payments:  Just as global consumers use the internet to share information, the internet financial system will enable consumers to use the internet to transfer money—in traditional and newly programmable ways—at lower costs and quicker speeds, and with greater access. Stablecoins have the potential to become the standard for everyday use in P2P transactions and in retail payments, and critically, for all forms of programmable commerce. According to McKinsey’s 2024 Global Payments Report, annual global consumer payments revenue stood at approximately $2.4 trillion in 2023. In addition, our technology has the potential to drive material growth in the consumer payments market itself. As both the unit economics and utility from stablecoins grow, our technology could contribute to an ever larger volume of consumer payments than has been possible in the existing financial system.

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Modernizing traditional capital markets:  A programmable money system native to the internet can also revolutionize the global capital markets. According to S&P Global, annual global capital markets revenue stood at approximately $180 billion in 2023. Even beyond the near-term opportunity of USDC to facilitate settlement activities, large-scale capital markets activities including foreign exchange, interest rate-related securities and derivatives, and equity and fixed income investment vehicles can all be tokenized using blockchain technology and then denominated in, and settled with, stablecoins, enhancing their usability and transferability.

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Creating new capital products natively on the internet:  The internet financial system will facilitate the creation of new, broader, and deeper capital markets and products, with digital currency at their core. Buyers and sellers of credit will be able to connect at internet scale (as will underwriters and analysts and other market participants), not just aggregating greater liquidity, but also creating new programmable credit markets. Just as the internet facilitated new markets—such as the new global advertising markets that afford even the smallest advertisers unprecedented reach and precision, or new markets and distribution platforms for goods and services that enable the smallest merchants to access global buyers—so too will the internet financial system.

We view the adoption of the internet financial system as inevitable because of its materially better efficiency and reach, and this transition has only just begun. We further believe that we are the best-placed organization to facilitate the paradigm shift from the incumbent financial system to one based on the internet financial system, and to take advantage of the massive market opportunities that will result from this secular shift.

Our platform, products, and ecosystem

We operate one of the largest and most widely used stablecoin networks in the world. Anchored around USDC, our U.S. dollar-denominated payment stablecoin, our suite of stablecoins and related products together provide a network utility and application platform for a wide range of organizations to benefit from stablecoins and the new internet financial system. Through our partners and the broader ecosystem that supports and integrates into the Circle stablecoin network, we touch more than 600 million users around the world as of March 31, 2025. While we do not provide direct services to individuals, (other than by redeeming USDC and EURC in our role as the redeemer of last resort), the Circle stablecoin network is one of the most widely used on the internet—as of March 31, 2025, USDC has been used for more than $25 trillion in onchain transactions, with $5.9 trillion in onchain transactions occurring in the first quarter of 2025 alone, representing an approximate 500% increase from the first quarter of 2024.

The Circle stablecoin network has four unique pillars.

Circle Stablecoins

At the foundation of the Circle stablecoin network are the USDC and EURC payment stablecoins. USDC and EURC are digital currency tokens issued natively on blockchain networks and backed by reserves consisting of highly liquid, price-stable cash and cash equivalents. USDC and EURC are redeemable on a one-for-one basis for U.S. dollars and euros, respectively, directly from us by Circle Mint customers (see “—Our platform, products, and ecosystem—Circle Liquidity Services—Circle Mint” for information about Circle Mint, which is a service offering that is available only to institutions) as well as by end-users that are not Circle Mint customers in our role as the redeemer of last resort (see “Glossary—The issuers of Circle stablecoins”). In addition, all end-users can sell or exchange USDC and EURC in the secondary market. USDC and EURC enable end-users to store value in a digital form and to transact over blockchain networks, allowing for near-instant settlement, at a very low cost, with the reach of the internet. USDC and EURC are regulated as stored-value instruments under FinCEN money services businesses regulation and state money transmission laws in the United States and as electronic money tokens in Europe.

We believe Circle stablecoins have consistently set a standard for transparency, liquidity, and technological innovation. They are exclusively issued by Circle, and are directly obtainable through Circle Mint, which is available only to institutions (see “—Circle Mint” for information about Circle Mint). Circle stablecoins are also distributed and made widely available through hundreds of different retail and institutional products around the world. They can also be stored in digital asset wallets without necessarily having an account directly with us. See “—The Circle stablecoin ecosystem” for more details.

Circle Tokenized Funds

Circle Tokenized Funds are regulated yield-bearing investments for collateral use in capital markets. We believe that certain major trading firms have moved, and will increasingly move away from, using stablecoins as collateral in favor of TMMFs. However, other TMMF issuers may be limited in their ability to provide significant instantaneous redeemability for equivalent underlying assets. We believe that the ability of a well-regulated stablecoin such as USDC to provide near-instantaneous redemption can offer a substantial advantage for this emerging trend of using TMMFs as collateral for margin trading on various digital asset trading platforms, maximizing capital efficiency in the flows between settlement assets and collateral and at the same time, reducing counterparty execution risk. Moreover, TMMF issuers typically operate on a single blockchain or have limited interoperability across different blockchain platforms. By integrating TMMFs with Circle’s existing infrastructure, we expect to enhance interoperability and enable investors to quickly transition between TMMFs and stablecoins, allowing traders to hold their assets in TMMFs while accruing yield and then be able to instantaneously convert into Circle stablecoins, which can then be used to purchase other digital assets on third party platforms.

To serve this objective, on January 21, 2025, we acquired Hashnote and its TMMF, USYC, which is a tokenized product offered in reliance upon an exemption to the registration requirements of the Securities Act. USYC serves as an onchain representation of the shares in SDYF and is intended primarily for use as collateral on digital asset trading platforms. Unlike payment stablecoins that offer no yield, TMMFs like USYC offer yield to the token holders that is generated from its invested assets consisting primarily of reverse repurchase agreements on U.S. government and government-backed securities and short-term U.S. Treasury securities. According to RWA.xyz, USYC is one of the largest onchain TMMFs in terms of assets under management, with approximately $663.7 million in assets under management as of March 31, 2025. We believe that leveraging Hashnote’s existing traction and momentum will enable us to enter the rapidly emerging TMMF space with a well-established tokenized stable yield product, enhancing our leading position within the overall digital asset capital markets.

On February 13, 2025, we received approval to issue USYC and offer Circle Mint accounts out of Bermuda under our existing DABA License granted by the BMA. We plan to integrate USYC into the Circle stablecoin network, offering eligible customers the ability to move between the non-yield bearing Circle payment stablecoins and USYC at the settlement speed of the blockchain.

Circle Liquidity Services

Circle Liquidity Services provide institutional minting, reserving, redemption, and foreign exchange services for Circle stablecoins.

Circle Mint

Circle Mint is our service offering that provides institutional customers USDC- and EURC-related services, such as minting USDC and EURC, redeeming USDC and EURC for the U.S. dollar and euro, respectively, directly from us, and sending and receiving USDC and EURC to and/or from Circle Mint accounts. Circle Mint supports international wires and domestic bank transfers in more than 185 countries. Circle Mint provides customers with a powerful user interface, advanced security, and workflow and API capabilities. As of March 31, 2025, there were 1,834 Circle Mint customers with accounts. Circle Mint is currently available only to institutions, such as exchanges, institutional traders, wallet providers, banks, and consumer apps companies. Circle Mint is not available to individuals; as such, no individuals are Circle Mint customers. To open a Circle Mint account, a potential customer must submit an application in which such potential customer provides us with compliance information and supporting documentation including, but not limited to, the legal entity, its operations, beneficial owners, and the intended use of the account. Potential Circle Mint customers must pass our screening processes, including, but not limited to, ID verification, KYC checks, sanctions screening, and suitability checks (for which we consider factors such as the type of business the potential customer engages in and the potential customer’s anticipated minting volume). Circle Mint customers are able to mint Circle stablecoins and redeem Circle stablecoins directly from us. Upon receipt of fiat funds from a Circle Mint customer’s bank account, we mint USDC or EURC, as applicable, and deposit such stablecoins to the Circle Mint customer’s account.

Similarly, upon receipt of a redemption request from the Circle Mint customer with respect to USDC or EURC in such customer’s account, we remove such stablecoins from the Circle Mint customer’s account and transfer fiat funds to the customer’s bank account. The Circle Mint customer may choose between standard redemption (which is initiated nearly instantly) and basic redemption (which is initiated within two business days). Currently, we do not charge fees to the Circle Mint customer for minting stablecoins (assuming the fiat funds are in the appropriate currency) or for redeeming stablecoins under the basic redemption option. We also offer Circle Mint customers the standard redemption option, under which we charge a 0.03% fee for amounts between $2 million or €2 million to $5 million or €5 million, a 0.06% fee for amounts between $5 million or €5 million to $15 million or €15 million, and a 0.1% fee for amounts exceeding $15 million or €15 million, in each case for USDC and EURC, respectively, although we may waive such standard redemption fees for select Circle Mint customers.

Circle Developer Services

To foster and grow the Circle stablecoin network, we aim to help developers and enterprises to easily build, deploy, and operate end-user applications on blockchain networks through enterprise-grade smart contracts, APIs, and software development kits.

Onchain apps are a major new class of applications spanning consumer, e-commerce, gaming, social, finance, and payments use cases. However, building and deploying these applications is complex. For developers, crafting simple user experiences that are familiar to and consistent with existing mobile and Web applications requires deep familiarity with cryptography and blockchain network integration, and can pose undue security risks for end-users. Companies deploying these applications also require specialized knowledge for deploying and operating smart contracts and blockchain software nodes, also introducing significant security and operational risks.

To address these issues, and to help grow the number of onchain apps in the world, we offer a comprehensive suite of products under the Circle Developer Services banner. These products include:

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Circle Wallets.  The most important onchain building block for enabling an internet application is the integration of digital wallet technology into applications. As part of our managed wallet services offering, developers can rapidly integrate onchain wallet technology into their end-user applications across mobile apps and the Web. Circle Wallets enable end-user controlled wallets, as well as developer-controlled wallets, and support digital assets and tokens across multiple blockchain networks.

Importantly, Circle Wallets remove much of the friction typically associated with using an onchain app. Functionality like remembering seed phrases or complex user experience for signing transactions with private keys are replaced with familiar patterns such as PIN codes, biometric authentication, and linking to existing user identities using logins with Google or Apple.

USDC support plays a central role in Circle Wallets, enabling end-users to easily make and receive USDC payments, thereby removing the complexity of which blockchain network or protocol is being used, as well as removing the need for end-users to understand or make gas fee payments.

Since the beta launch of Circle Wallets, more than 12,000 developers have engaged with the product, deploying 19 million wallets onchain. For example, Grab Networks, a leading superapp in Southeast Asia, has implemented Circle’s solutions to power its new onchain wallet, beginning with NFT-based stored value vouchers that can be used in real-world commerce.

To streamline both developer and end-user experiences of onchain apps, we also offer Circle Gas Station, a feature within Circle Wallets, which enables application developers to remove the need for end-users to pay gas fees for using blockchain applications. This allows end-users to simply interact with apps (i.e., make and receive stablecoin payments) without ever knowing they are using a blockchain or what a gas fee even represents. Circle Gas Station allows developers to set policies for fees and limits, and if fees need to be paid by end-users, it allows those fees to be paid entirely in USDC, removing friction typically associated with using blockchain applications. Behind the scenes, we automatically handle the integration with blockchain networks and the underlying gas fee infrastructure on behalf of developers.

Circle Developer Services provide a powerful suite of products for building consumer-scale applications on blockchains. These applications are optimized for using USDC and the Circle stablecoin network. They help to bring more end-users onto our network, while unlocking new opportunities for developers and enterprises around the world.

For each of these services, we monetize the usage of the infrastructure, including fees based on the number of active wallets, the number of API calls into Circle Contracts, and the amount of fees paid using Circle Gas Station. Together, these new fees represent an important potential long-term source of revenue for us.

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Circle Contracts.  A fundamental part of the innovation of blockchain networks and onchain technology is the ability to write and deploy code that automates interactions with digital assets, including stablecoins, using smart contracts. Smart contracts open up the programmability of money, introducing innovations in how commercial and financial contracts can be used online, and extending into many new use cases for using digital tokens in consumer and enterprise applications.

Writing smart contracts is a new and complex form of computer programming, and one that introduces profound new security and operational risks—code that handles the storage and transfer of digital value is a frequent target for hackers and other illicit actors. Additionally, writing smart contracts that can work across different blockchain networks introduces yet more complexity. Finally, safely deploying and managing smart contracts on blockchain networks introduces production and operation hurdles that are largely unfamiliar to existing IT and information security professionals.

To address these issues, we introduced Circle Contracts, which empowers developers to integrate and build with smart contracts without needing to learn a new coding language, and by reusing existing smart contract templates for the most common tasks and application types. Circle Contracts also streamlines the deployment, monitoring, and administration of smart contracts across multiple different blockchain networks.

When combined with Circle Wallets, Circle Contracts unlocks the creativity of developers to safely build highly sophisticated applications, while also giving them access to libraries of out-of-the-box smart contract templates that are common to payment applications using USDC, as well as other popular features such as issuing and managing NFTs. Combined, these offerings also enable financial services firms to more easily build “tokenization” applications for existing financial assets, and integrate those into their existing online products.

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Circle Paymaster.  A frequent challenge that developers and end-users face when interacting with onchain apps is paying for gas fees—transaction costs essential for blockchain networks. Traditionally, users must acquire and hold blockchain-specific native tokens, such as ETH or SOL, to pay these fees, creating friction and complexity. Users often find themselves handling multiple assets, which can lead to operational hurdles and diminished user experiences.

To address these challenges, we introduced Paymaster, an onchain smart contract that allows developers and end-users to pay these fees in USDC instead of the blockchain’s native tokens. Paymaster can be integrated by developers without requiring special permissions, making the technology broadly accessible and significantly enhancing interoperability within the blockchain ecosystem. By facilitating effortless use of USDC for gas payments across various blockchains, Paymaster advances Circle’s broader mission to foster global economic prosperity through frictionless value exchange.

Paymaster simplifies the user experience by eliminating the need for users to maintain balances of multiple volatile native tokens. We pre-fund Paymaster smart contracts with the blockchain’s native tokens, automatically covering gas fees when end-users execute blockchain transactions through developer applications. Concurrently, the Paymaster smart contract receives reimbursement in USDC from developers or end-users. To maintain liquidity, Paymaster periodically and automatically rebalances its token reserves, converting accrued USDC back into native tokens.

Paymaster has launched on Arbitrum, Base, Ethereum, OP Mainnet, and Polygon PoS, with more blockchains expected in the future. The service aligns closely with Circle’s existing blockchain infrastructure solutions, such as CCTP and Circle Gas Station.

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Circle CCTP.  As blockchain applications grow and blockchain networks compete for developers and end-users, it has become important for end-users to be able to easily and safely transfer stablecoins across different blockchain networks. For most end-users, the process of making a transfer across blockchain networks is cumbersome, expensive, slow, and introduces significant security and financial integrity risks. Blockchains have generally not been interoperable with each other, contributing to difficulties bridging from one chain to another. The only way for most end-users to move value across blockchains has been to use a “wrapped token,” or a tokenized representation of a particular digital asset that enables it to be operable on another blockchain. Such protocols introduce undue risk and hacking opportunities into a process that should otherwise be simple and hassle-free.

To address these issues, we launched CCTP. With CCTP, end-users can safely and cost-efficiently transfer USDC from one supported blockchain to another. CCTP is a crucial building block for application developers and ensures that digital dollars can be used interoperably no matter what blockchain an application or end-user is interacting with. In March 2025, we launched CCTP V2, a fast version of CCTP that monetizes and accrues revenue on each transaction. CCTP V2 is currently available on Arbitrum, Avalanche, Base, Ethereum, Linea, and Sonic, with more blockchains expected to be announced throughout 2025.

CCTP works by first redeeming USDC on the source chain and then issuing USDC on the destination chain, relying on a cryptographic attestation, or receipt, to prove that the USDC has been properly redeemed before the corresponding USDC can be reissued on another blockchain.

From its launch in April 2023 to March 31, 2025, CCTP has handled approximately $41.0 billion in transfers, with $16.3 billion of transfers occurring in the first quarter of 2025 alone, representing a 321% increase from the first quarter of 2024. CCTP is available as a public protocol through a series of smart contracts that work alongside the core USDC stablecoin protocol. While nascent, we view CCTP as an important capability and a unique differentiator that will act as a key driver of our future growth.

Together, this suite enables existing Web2 developers, internet-enabled businesses, and financial institutions to more easily offer Web3 capabilities, including using USDC as a means of payment and settlement within consumer internet, e-commerce, and finance applications. We believe several of these fee models have the potential to generate high gross margins and scale revenue therefrom rapidly with network usage.

The Circle stablecoin network is built on blockchain infrastructure

We build, maintain, and deploy a family of smart contracts that provide the core functionality of the Circle stablecoin network. These smart contracts provide a protocol for applications to easily store and transfer Circle stablecoins. Our stablecoin smart contracts are all available as open-source software, both through public open-source libraries, and as visible source code deployed on blockchain networks.

While USDC was initially only natively supported for the Ethereum blockchain (one of the most widely adopted blockchain-based applications), today USDC is natively supported for 20 blockchains, with more expected in the future. Today, there is intense competition in the industry to deliver blockchains that are attractive to application developers and end-users, with different projects competing for improved security, efficiency, privacy, and other advanced features. In order to ensure that USDC is as widely available as possible and can be used by application developers, we continue to bring our stablecoin smart contracts and protocols to more blockchain ecosystems.

Once available as a protocol on a blockchain network, USDC can then be used by developers to provide dollar storage and settlement features in the digital asset space. These public blockchain networks provide a foundation for issuing digital assets, managing data, processing transactions, and performing computation. Just as large internet companies depend on many underlying open internet protocols and networks, so too do we depend on multiple open protocols and networks—in this case, networks built using advanced cryptography to maintain tamper-resistant data, transactions, and computing resources, all crucial building blocks for building financial and commercial applications.

Across the Circle stablecoin network, we aim to enable simpler, safer, and easier to use applications. Because our stablecoin infrastructure exists entirely as public protocols and public infrastructure itself, it can be used by all users of the internet and does not require a user to interact with us directly. The more broadly this infrastructure is used and supported, the greater the quality and reach of the Circle stablecoin network.

To this end, we build, deliver, and operate a range of blockchain-specific software infrastructure. This blockchain infrastructure is intended to abstract away certain complexities associated with using blockchain networks, and to simplify the usage of Circle stablecoins, all while increasing convenience and safety. Said differently, this infrastructure is important to enhancing the utility of Circle stablecoins on the internet, and therefore we work within the broader developer and blockchain ecosystem to adopt this technology rather than directly offering these as commercial products. Our blockchain infrastructure includes open-source software, deployed smart contract protocols, and related network services that help make using Circle stablecoins safe, efficient, and reliable.

The Circle stablecoin ecosystem

We are a platform, network, and market infrastructure for stablecoin and blockchain applications. Today, USDC and the Circle stablecoin network play a crucial role in the emerging internet financial system. By offering Circle stablecoins on open blockchain networks and protocols, we have been able to build and become part of a broad global ecosystem of companies, products, and technologies that make up the new internet financial system.

The value of the Circle stablecoin network grows as more companies and services connect into our network and infrastructure, growing the reach and utility of our network. To understand the scale and scope of our value, it is important to also understand the broader Circle stablecoin ecosystem. Altogether, thousands of companies are part of the Circle stablecoin ecosystem, providing products and technologies that integrate with the Circle stablecoin network in various ways.

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Wallets and consumer apps.  A primary way that end-users interact with USDC and the Circle stablecoin network is through consumer applications and digital wallets. Collectively, these consumer applications reach hundreds of millions of end-users, and provide a primary means to hold and use USDC. Examples include products from Coinbase, Robinhood, MetaMask, Mercado Libre, Nubank, Coins.ph, and GCash.

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Digital Asset Exchanges.  Digital asset trading markets are experiencing significant growth, and USDC’s share in these markets is increasing. Hundreds of digital asset exchanges around the world support the trading and exchange of USDC for other digital assets and fiat currencies. For example, as of June 30, 2024, December 31, 2024, and March 31, 2025, 1%, 3%, and 9% of monthly spot trading volume in digital assets on major centralized exchanges was denominated in USDC, respectively, and USDC represented 5%, 10%, and 18% of stablecoins held on Binance’s platform as of July 1, 2024, January 1, 2025, and April 1, 2025, respectively. USDC is one of the most actively traded digital assets in the world, and through these exchanges—which range from large global exchanges such as Coinbase, Binance, Kraken, and OKX, to major regional and national exchanges—USDC is made available to hundreds of millions of retail and institutional end-users.

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Traditional Exchanges.  While nascent, Circle is exploring use cases for USDC in traditional exchange venues and clearing houses. In February 2025, we entered into a memorandum of understanding with ICE, where we agreed to explore (i) collaborating on certain market activities to promote Circle stablecoins, USYC, and related products within ICE’s trading, clearing, and data ecosystem, (ii) integrating Circle stablecoins and USYC as collateral, settlement, and co-branded exchange traded products across ICE’s capital and derivative markets, and (iii) developing co-branded trading and investment products.

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Custodians.  Most major corporate and institutional end-users of stablecoins seek to store and custody their USDC with sophisticated digital asset custody providers, many of whom are regulated as digital asset custody firms under various state and national regulatory and supervisory arrangements around the world. Leading digital asset custodians including Anchorage Digital, BitGo, Coinbase, Fireblocks, and Copper provide robust support for USDC and the Circle stablecoin network infrastructure.

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Blockchain networks.  Core blockchain network infrastructure is crucial for operating the Circle stablecoin network, and through native support for 20 blockchains, we enable developers and customers to integrate and use USDC within a wide array of wallets and products that are built on these blockchain networks. Blockchains with native support for USDC include Algorand, Aptos, Arbitrum, Avalanche, Base, Celo, Ethereum, Hedera, Linea, NEAR, Noble, OP Mainnet, Polkadot, Polygon PoS, Solana, Sonic, Stellar, Sui, Unichain, and ZKsync, with more expected in the future.

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Blockchain protocols.  Most blockchain networks support developing and deploying smart contracts that can act as onchain protocols. These protocols can offer a wide array of building blocks for financial and commercial applications, such as exchange, lending, invoice payments, micro-payments, treasury management, and more. Leading protocols that support USDC and the Circle stablecoin network include projects such as the Uniswap Protocol, Aave, OpenSea, and Safe.

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Banks and neo-banks.  Banks and neo-banks play an increasingly important role in the Circle stablecoin ecosystem, providing settlement and reserve infrastructure for Circle stablecoins. They are also important end-users of our stablecoin infrastructure. We are seeing growth in startup banks and neo-banks in many emerging markets focused on providing digital dollar payment and settlement services using USDC and the Circle stablecoin network.

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Payments companies.  Increasingly, leading payments companies are integrating the Circle stablecoin network into their offerings as a means of settlement (directly or indirectly) for their customers. As the global digital assets ecosystem grows, these companies are building products that are “future proof” and enabled for increasing integration with the financial system. This includes payment processors, credit card networks, and money remittance services. We are working with leading payments companies like Visa, Mastercard, Stripe, Worldpay, and MoneyGram to facilitate stablecoin settlement on the Circle stablecoin network.

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Market makers and liquidity providers.  Stablecoins such as USDC are made widely available through hundreds of retail and institutional platforms around the world. As a wholesale market infrastructure, we do not directly provide stablecoin liquidity to all of these venues and distribution channels; instead, we depend upon a global network of market makers and over-the-counter liquidity providers to supply USDC. These institutional trading firms play an important role in ensuring that USDC is widely accessible, including in dozens of international markets where they facilitate trading using local currencies and banking infrastructure. Leading global market makers and liquidity providers include Cumberland, Galaxy Digital, Wintermute Trading, and B2C2. For example, in December 2024, we entered into an agreement with Cumberland to expand liquidity and settlement capabilities in USYC and USDC over the course of a three-year term.

We are continually exploring opportunities to expand our product offerings to complement and increase the usage and utility of Circle stablecoins and the Circle stablecoin ecosystem.

Circle Payments Network

On May 21, 2025, we launched a new product initiative, CPN, a new technology service that will connect eligible financial institutions (including banks, neo-banks, payment service providers, virtual asset service providers, and digital wallets) to facilitate real-time settlement of payments, starting with cross-border payments, using regulated stablecoins such as USDC and EURC. CPN is governed by a robust framework that requires participants to meet strict eligibility standards, including licensing, AML/CFT compliance, financial risk management, and cybersecurity protocols. In collaboration with our 29 design partners at launch, CPN is designed to support a broad spectrum of money movement use cases for businesses, financial institutions, and individuals—including supplier payments, remittances, payroll, capital markets settlement, internal treasury operations, and onchain financial applications. Powered by smart contract infrastructure and modular APIs, CPN will enable third-party developers to build advanced modules, app services, and automated financial workflows directly on top of CPN. To support the development of CPN, leading global financial institutions are contributing their expertise in global payments to assist us in designing CPN to ensure that it meets the needs of leading banks and financial institutions worldwide.

Circle Reserve Management

Sound reserve management (ensuring liquidity and preservation of reserve assets) is central to our operations.

The Circle stablecoin network benefits from the strength, operating resiliency, and risk management capabilities of the leading financial institutions that are part of our reserve management infrastructure. We hold reserves in a manner designed to ensure liquidity and preservation of reserve assets. See “—Reserve management standard” for information regarding our standards for managing Circle stablecoin reserves. In compliance with applicable laws and regulatory guidance, we (i) limit Circle stablecoin reserves to highly liquid financial instruments, (ii) hold reserves in accounts that are titled FBO holders of USDC and EURC, respectively, and (iii) do not lend, borrow against, or encumber the reserves. See “—Regulatory policy landscape—Principal U.S. federal and state regulatory regimes—Money transmitter and money services laws” for a discussion of the regulations governing our U.S. state licenses.

As of March 31, 2025, we held approximately 90% of USDC reserves in the Circle Reserve Fund, a government money market fund pursuant to Rule 2a-7 under the 1940 Act managed by BlackRock, one of the world’s largest asset managers, and available only to us. The assets within the Circle Reserve Fund are held in the custody of BNY, one of the largest asset custodians in the world. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Composition of USDC reserves” for additional information regarding the Circle Reserve Fund. The remaining portion of USDC reserves (typically 10-20%) are held as cash in accounts that are titled FBO holders of USDC, primarily with banks designated by the Financial Stability Board as GSIBs, which are subject to the highest capital and liquidity requirements and the greatest level of regulatory supervision in the world. A small fraction of USDC reserves is held as cash within several additional banks, which facilitate the flow of funds from reserves to Circle Mint customers. Currently, all EURC reserves are held only in cash.

Core to our reserve management infrastructure is reporting and independent assurance. Since the launch of USDC in September 2018 and EURC in June 2022, we have provided full transparency into assets comprising Circle stablecoin reserves, first on a monthly basis (on our website), then on a weekly basis (also on our website), and now, in the case of the Circle Reserve Fund, on a daily basis (on BlackRock’s website). Furthermore, since USDC’s launch, we have provided the public with independent, third-party monthly assurance over the value and composition of these assets from a leading public accounting firm (currently, a Big Four firm), whose reports are available for both USDC and EURC on our website.

Our Liquidity Services are integrated with the existing financial system

Additionally, core to Circle Liquidity Services is our integration with the existing financial system in order to provide robust primary liquidity (i.e., facilitating conversions between Circle stablecoins and fiat currency). We believe we have built a robust banking infrastructure, with onboarding at settlement banks that provide the primary market liquidity infrastructure to enable us to flow funds to and from Circle Mint customers to enable on- and off-ramping with Circle stablecoins. They provide multiple rails including 24/7/365 funds flow capabilities, wires, ACH, SEPA, and similar regional domestic bank transfer networks as well as providing redundancy across rails. We continue to expand the network of banks that provide primary liquidity services to the Circle stablecoin ecosystem.

Reserve management standard

Our reserve management standard complies with applicable regulatory requirements and supervisory guidance for stablecoin reserves. Under New York State Department of Financial Services (“NYDFS”) guidelines regarding the issuance of stablecoins by holders of a New York virtual currency license (a “BitLicense”), stablecoin reserves must be limited to specified assets, which include U.S. Treasury bills with maturities of three months or less, reverse repurchase agreements fully collateralized by U.S. Treasury obligations, government money market funds, deposit accounts at U.S. state or federally chartered depository institutions and other assets acceptable to NYDFS. Under MiCAR, as an issuer of e-money tokens, among other things, we must keep at least 30% of the reserves backing stablecoins issued by Circle Internet Financial Europe SAS in separate accounts in credit institutions and the remaining portions must only be invested in highly liquid financial instruments with minimal market risk, credit risk, and concentration risk such as cash, assets representing claims on or guaranteed by central banks, central or regional governments, local authorities or public sector entities of the United States or an EU member state, assets issued by eligible credit institutions, and exposures in the form of extremely high quality covered bonds that comply with MiCAR’s size, transparency, and liquidity requirements. See “—Regulatory policy landscape” for a discussion of the NYDFS guidelines and MiCAR requirements.

In compliance with these regulatory requirements and supervisory guidance, our reserve management standard limits the types of assets that may be included in USDC reserves to (i) U.S. Treasury securities (i.e., U.S. Treasury bills, U.S. Treasury notes, U.S. bonds) with remaining maturities of three months or less, (ii) cash deposits at global banks, (iii) tri-party reverse repurchase agreements on an overnight basis fully collateralized by U.S. Treasury securities, in which the collateral is market-priced greater than the allocated cash amount at the time of purchase and custodied with a third-party custodian with a minimum credit rating of A, A2, or equivalent as determined by rating agencies, (iv) government money market funds, and (v) other financial instruments including digital tokenized products, where the underlying asset composition of such financial instruments is limited solely to eligible assets set forth in the preceding (i) through (iv). In addition, our reserve management standard limits the types of assets that may be included in EURC reserves to (i) cash deposits at global banks, (ii) tri-party reverse repurchase agreements on an overnight basis, over-collateralized by eligible assets that constitute reserve assets under MiCAR, with appropriate margins determined based on then-current market conditions and volatility of the specific eligible assets used as collateral, (iii) euro-denominated sovereign debt securities, (iv) qualifying government bond Undertakings for Collective Investment in Transferable Securities funds, and (v) other financial instruments including digital tokenized products, where the underlying asset composition of such financial instruments is limited solely to eligible assets set forth in the preceding (i) through (iv).

We intend to continue to maintain a reserve management standard that is substantially consistent with our current standard subject to applicable law.

Our reserve management committee provides governance, oversight, and accountability around the management of Circle stablecoin reserves. The committee is chaired by our Chief Financial Officer, and members include senior level executives across Risk, Legal, Finance, Product, and Policy. Currently, the voting members of the committee are our Chief Executive Officer, Chief Financial Officer, President and Chief Legal Officer, Senior Vice President of Product, Chief Economist, and Head of Financial Risk. Committee members are designated by the committee’s charter based on the offices they hold in our company. Changes in membership require approval by the committee.

The committee sets the strategy for reserve management, approves guidelines and limits within which day-to-day reserve management should be conducted, and approves changes to the strategy, limits, and any exceptions or changes to our reserve management standard. In considering changes to our reserve management strategy, limits, and any exceptions or changes to our reserve management standard, the reserve management committee considers, among other factors, applicable regulatory requirements and supervisory guidance, the characteristics of reserve assets and their liquidity, the credit and risk profile of the issuers of reserve assets and our reserve management partners, and diversification and concentration of reserve assets. For example, we revised our reserve management standard in March 2024 to align more closely with NYDFS guidelines and in June 2024 in consideration of MiCAR requirements. The committee meets on at least a quarterly basis and as frequently as additional meetings are necessary to carry out its duties and responsibilities and as business needs arise. Within the guidelines, targets, and limits set by our reserve management committee, our reserve management and strategy team, consisting of members from our Treasury group, manages the daily operations of Circle stablecoin reserves, with oversight by our Treasurer, including regular activities such as allocating reserve funds, partner relationship management, and creation of reporting and monitoring tools.

Our strengths

We are building what we believe will be the largest and most widely used stablecoin network in the world. The Circle stablecoin network boasts numerous strengths and advantages relative to traditional payments systems and networks and alternative stablecoin networks.

Core to the internet financial system

The Circle stablecoin network allows value to be transmitted at the speed and efficiency of the internet, enabling it to be far more flexible, frictionless, and widespread than traditional fiat networks. These features enable us to target large market opportunities across remittance, payments, digital asset markets, and capital markets more broadly. Additionally, Circle stablecoins are flexible and programmable, unlocking new and innovative applications made possible on the internet financial system. As more applications are created on the Circle stablecoin network, the network and underlying infrastructure underpinning the activities on the platform become increasingly robust, driving powerful network effects and growing usage exponentially.

Category-defining product infrastructure

We believe our USDC platform has a number of advantages over other digital asset protocols. USDC has a robust on- and off-ramp architecture, creating a substantial number of bridges between fiat and digital currencies. As a result, USDC has the ability to comprehensively serve end-user needs, particularly for use cases involving transacting in, or between, traditional fiat and digital currencies. In addition, USDC has the greatest interoperability across multiple public blockchains, and continues to expand its ability to operate on new chains. Currently, USDC is natively supported for, and natively flows across, 20 blockchains enabled by our blockchain infrastructure. Lastly, we greatly simplify the developer and end-user experience on these blockchains with Developer Services, including Circle Contracts, CCTP, Circle Paymaster, and Circle Wallets, along with features of Circle Wallets like Circle Gas Station, encouraging continued interaction and innovation in the Circle stablecoin ecosystem. We believe our ability to interoperate with, and be supported by, many of the most used blockchains will enable us to scale much more rapidly than our competitors and will drive increasing adoption of Circle stablecoins by enabling access and utilization by different user bases who may operate on different blockchains.

Robust partnership ecosystem

We support the stability and growth of the Circle stablecoin network by developing partnerships with industry leaders across financial services and technology sectors. For example, USDC reserves are held in accounts with regulated financial institutions, including BlackRock and BNY, that are titled FBO holders of USDC. Strategic partnerships such as the ones with Grab and Mercado Libre help deepen the distribution and liquidity of USDC in key markets. They also help to grow global USDC adoption more broadly. We believe our combination of industry leadership and regulation-first approach uniquely positions us as the partner of choice for companies looking to explore and innovate with digital assets and blockchain networks. In addition, we and Coinbase established a stablecoin ecosystem framework under which we provide incentives to distribution partners to increase the circulation of Circle stablecoins. Binance is the first approved participant under this framework that agrees to undertake marketing activities to promote USDC on its platform. We also entered into a separate arrangement with Binance pursuant to which Binance agrees to maintain a portion of its treasury in USDC. See “Business—Collaboration with Coinbase” and “Business—Select distribution partnerships—Arrangements with Binance” for more information on our arrangements with Coinbase and Binance.

Developer-oriented platform

As an open platform built on blockchain networks, we enable developers around the world to build on our infrastructure and drive innovation in financial services and commerce. Our extensible and secure network, powered by open APIs, allows developers to independently build applications that can seamlessly interact with Circle stablecoins and wallets. As of March 31, 2025, we had more than half a million Circle Wallets on our platform, enabling the development of a wide range of applications across gaming, payments, and commerce. We also foster the developer ecosystem, with programs such as the Circle Ecosystem Grant and Circle Ventures, which provide financing and technical resources to promote developer activity.

Safety and regulatory leadership

Fundamental to our business model is our focus on working with regulators around the world to develop and implement frameworks that will make working with and using stablecoins a safe and secure endeavor. We believe that end-user safety and the soundness of the Circle stablecoin network are critical to our success and provide a competitive advantage within the stablecoin and broader digital assets ecosystems. Circle stablecoins are regulated as a form of stored value under laws governing money transmission in the United States and many other countries. Circle stablecoin reserves are also regulated. We limit Circle stablecoin reserves to highly liquid financial instruments. See “—Reserve management standard.” Reserve assets are primarily held in custody at BNY. Lastly, we have robust operational risk processes and controls, including comprehensive KYC and AML programs. As a result of our proven track record and our ongoing leadership in driving regulatory frameworks related to stablecoins, we believe we are best positioned to be the digital currency platform of choice for individuals, enterprises, and developers alike.

Transparency and trust

We believe transparency into the Circle stablecoin network is both necessary and foundational to mass adoption of our platform. We operate a highly transparent, consistently marked-to-market business for the benefit of our customers, end-users, and the industry as a whole. Our attestation reports, currently attested to by a Big Four accounting firm, are published publicly on a monthly basis and have been since 2018. The attestations independently assert that the fair value of the assets we hold in reserve are greater than or equal to the amount of USDC in circulation. In accordance with NYDFS guidance, each attestation includes two report dates, including as of the last business day of each month. The attestations provide detail of the reserves, including the amount of cash held at banks as well as the CUSIP, maturity date, and fair value of every Treasury obligation held in the Circle Reserve Fund, the fair value of the U.S. Treasury reverse repurchase agreements held in the Circle Reserve Fund, and the amount of cash held in the Circle Reserve Fund. Additionally, we publish the amount of Circle stablecoins held in circulation, our balance of reserves, the composition of the entire reserve base, and minting and redemption statistics on a weekly basis, and the balances in the Circle Reserve Fund are disclosed daily. We believe our focus on transparency is a key differentiator that will enable us to build the most trusted stablecoin network in the world.

The aggregate effect of these strengths solidifies our position as a market-leading brand in the digital asset and broader FinTech industries and provides us with a strong competitive moat relative to our competitors.

Our growth strategy

Our strategy is to build the largest and most widely used stablecoin network. Utility and value on our network are created by every individual end-user, and by every business and developer building new and innovative products and services for the benefits of their customers, who then in turn can become additional end-users of our network. This creates network effects, whereby growth in end-users, products, and services creates exponential growth in utility and value. Moreover, developers, businesses, and institutions building upon our network do not necessarily need to have direct customer relationships with us, yet their activities still contribute to the growth in utility and value of the network by adding their own users, products, and services.

We aspire for every individual worldwide with a connected device to be able to easily access and use the Circle stablecoin network, with seamless end-user experiences, through many applications providing valuable products and services, including applications they likely already use frequently today. Growth in the use of USDC across a growing number of products and services is core to the growth of the Circle stablecoin network.

Our growth strategy to achieve this goal includes the following elements:

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Partner with leading at-scale consumer-facing businesses and applications to bring the Circle stablecoin network to their users.  We do not directly face individuals (other than by redeeming USDC and EURC in our role as the redeemer of last resort). To achieve widespread distribution and grow the utility of the Circle stablecoin network, we partner with a growing number of leading at-scale consumer-facing businesses and applications, bringing Web3 capabilities such as Circle stablecoins and related products and services to their users, and hence growing the reach (potential end-users) and actual end-users, utility, and value of our network. Examples include digital asset exchanges and marketplaces (e.g., Coinbase, Binance, OKX), neo-banks, brokerages (e.g., Robinhood), and payments providers (e.g., Block), remittance providers (e.g., MoneyGram), superapps (e.g., Grab), and commerce companies (e.g., Mercado Libre). We manage such partnerships through the Circle Alliance Program, our global partnership and alliance program, as well as worldwide industry and event sponsorships. The Circle Alliance Program was established based on our recognition that we do not have sufficient resources to partner directly with all (or even a majority) of the companies that are interested in using or offering Circle stablecoins and related products and services.

Through the Circle Alliance Program, we manage and seek to expand our partnerships (see “—Our platform, products, and ecosystem—The Circle stablecoin ecosystem” for examples of the partners and parties in the Circle stablecoin ecosystem) and intend to allow smaller companies to co-market and co-brand with us.

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Broaden and deepen our banking infrastructure globally, so that network participants can mint and redeem Circle stablecoins with maximum speed and efficiency.  Certain end-users of Circle stablecoins need to rapidly move between stablecoins and fiat currency. To enable this seamless primary liquidity, a well-run stablecoin network needs deep integration with the fiat banking system. We are building banking infrastructure globally to bring primary stablecoin liquidity to Circle Mint customers in major financial market centers, so that they are able to mint and redeem Circle stablecoins using local faster-payments networks to reduce settlement times. Today the Circle stablecoin ecosystem includes banks in the United States, Singapore, and Europe, and we are exploring opportunities to add banks in additional markets in Asia, Latin America, and the Middle East.

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Develop products to abstract away the complexities of blockchain technology to make it easier for developers, businesses, and end-users to build and use onchain apps and to use the Circle stablecoin network. Certain aspects of blockchain technology are novel and today require complex workflows that create barriers to mainstream adoption.  For example, different applications use different blockchains, many blockchains require payment of fees in native tokens to affect transactions, and many wallet applications require users to remember seed phrases and hexadecimal wallet addresses. Our blockchain infrastructure and Developer Services are designed to abstract away these complexities and simplify both the developer and end-user experiences.

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Foster the Web3 ecosystem to catalyze innovation and develop new utility.  The utility and value of the Circle stablecoin network will grow as developers and businesses develop new products and services that excite their (and our) end-users. We are in the earliest days of Web3 innovation, and it is likely that the most impactful of such products have yet to be invented. We play a role in nurturing and growing this ecosystem of developers. We build developer tools, run hackathons, offer developer grants, and have the capacity to invest in early-stage companies and projects through Circle Ventures.

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Expand our licensure into major global markets.  Many major markets are establishing clear regulatory regimes for payment stablecoins to be used or issued within those markets. Certain of these markets will require licenses in order to partner with local businesses or provide primary market liquidity. Today, we hold licenses covering stablecoin operations in the United States, Singapore, Bermuda, the United Kingdom, and the EEA. We are exploring opportunities to apply for and procure additional licenses that may allow us to mint Circle stablecoins and offer primary liquidity in those markets.

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Nurture our brand and reputation.  To attract end-users, developers, businesses, and institutions to the Circle stablecoin ecosystem, we must not only offer the utility and value of our network, but also ensure that our network sustains a very strong reputation. We have built our brand and reputation for a decade, in line with our values, taking a regulatory-first posture as befits a firm building the new internet financial system. We make substantial investments in policy advocacy, risk management, compliance, financial control, and transparency, so that we can build trust with leading businesses and institutions that are looking for a partner to build with and a stablecoin network to join, as well as regulatory bodies and policymakers.

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Diversify our business and revenue in new ways.  Reserve income currently provides the majority of our revenue. Moreover, our primary focus today is building the reach and utility, and hence the value, of the Circle stablecoin network. However, as our network grows, we expect to build new fee-based revenue streams. These may include fees that monetize the movement of money across our network (driven by the velocity of money) and include subscription fees for our various Developer Services.

Competitive landscape

We operate in a large and evolving market. Although our competitive landscape can evolve given the category-defining nature of our platform, our main competition today primarily consists of private issuers of other stablecoins as well as technology startups providing tools and services to blockchain developers. We are also facing increasing competition from newly emerged yield-bearing digital assets, including TMMFs.

Within the competitive landscape for stablecoins, we compete primarily with two key competitor categories:

•	Offshore, unregulated stablecoin issuers that operate without supervision or compliance with the requirements of being a federal- or state-licensed provider of money services; and

•	Other primarily U.S.-based regulated digital asset industry participants who are issuing U.S. dollar-based stablecoins.

USDC is the second largest stablecoin and the largest regulated payment stablecoin as measured by the amount of stablecoins in circulation with a 29% share of the stablecoin market as of March 31, 2025, according to CoinMarketCap. Relative to certain other stablecoins, USDC is 100% backed by fiat-denominated reserves and has robust primary liquidity through a well-developed network of banks, representing what we view as the highest levels of transparency, safety, and operational resiliency in our industry.

The largest U.S. dollar-denominated stablecoin as measured by the amount of stablecoins in circulation is USDT (issued by Tether, an El Salvador-headquartered affiliate of China-based crypto exchange Bitfinex Ltd.), according to CoinMarketCap. Other competitive stablecoins include white-labeled stablecoins issued and operated by Paxos, including PayPal USD, a stablecoin that is integrated into PayPal wallet products, which has experienced limited distribution and adoption to date, but remains a potentially significant competitor.

We also indirectly compete with other payment systems and innovations, including offerings being explored by national governments and central banks, where a number of developments are underway to improve upon legacy government payment systems infrastructure. For example, Real-Time Payments is a payment processing protocol which has been used by banks in the United States since 2017 to send money electronically among each other, and the more recent FedNow program is a real-time payment and settlement service for individuals and businesses provided by the Federal Reserve. However, these initiatives are merely enhancements to traditional banking and payment constructs, are often focused on specific regions, and do not directly compete against stablecoin networks and open, blockchain-based financial infrastructure.

Additionally, some major financial institutions such as J.P. Morgan are expanding their use of blockchain technology for digital asset applications and private stablecoin issuance. As other major financial institutions explore new alternative payment systems, we believe these institutions have the potential to be some of the biggest clients of blockchain financial services, and by extension Circle. Some have integrated blockchain technologies to offer faster cross-border payments and reduced settlement times, while other banks have explored issuing stablecoins. Our focus on building stablecoin networks on public internet infrastructure and open blockchain networks differentiates us from these closed-network projects, allowing for greater reach, interoperability, and ongoing developer-led innovation of the Circle stablecoin network.

Further, some countries and central banks are also exploring initiatives to create CBDCs. A CBDC is a digital form of a country’s fiat currency that is issued, regulated, and backed by its central bank. For example, China and Sweden have formally launched live pilot CBDC programs while others such as the United Kingdom have announced preliminary initiatives to explore the benefits of CBDCs.

We are witnessing a rapidly growing trend in asset tokenization. The ability to convert real-world assets into digital assets on a blockchain has presented new challenges for competition beyond the scope of stablecoins.

For example, major asset management firms such as BlackRock and WisdomTree are launching their own TMMFs for a range of financial services use cases. Traders are becoming more receptive to this move, as it allows them to earn yield while using these tokens as collateral.

As a result of our developer-oriented platform and network infrastructure, we may in the future compete and/or partner with more traditional financial and technology firms. Evident by our growing partnerships with companies such as Visa, Stripe, MoneyGram, and Grab, we envision a complex ecosystem that will accommodate multiple segments of players, including companies aiming to integrate stablecoins and blockchain networks into their products.

Collaboration with Coinbase

In 2018, we established the Centre Consortium as a joint venture with Coinbase to provide independent governance over various aspects of USDC (such as reserve backing) and to own various elements of stablecoin-related intellectual property with the goal of having multiple parties issue USDC and other stablecoins. The Centre Consortium was owned 50% by us and 50% by Coinbase and was managed by a board of managers composed of three individuals, each holding one vote with respect to matters to be decided by the board of managers: one manager designated by us, one manager designated by Coinbase, and one independent manager mutually agreed to between us and Coinbase. The board of managers had broad authority in managing the Centre Consortium’s business and the governing framework for stablecoins under the consortium. Certain matters at the Centre Consortium were reserved for unanimous member approval, including the eligibility criteria to become a member or participant of the consortium and the approval of the network rules that govern the stablecoins under the consortium. Around that time, in order to incentivize Coinbase to distribute USDC, we entered into an agreement with Coinbase related to the distribution of USDC. Pursuant to the agreement, we shared any revenue generated from USDC reserves pro rata based on the amount of USDC distributed by each respective party and the amount of USDC held on each respective party’s platform in relation to the total amount of USDC in circulation. Coinbase did not have any specific obligations to distribute or otherwise transact upon USDC once issued by us. However, the foregoing payment structure provided incentives for Coinbase to distribute USDC, thereby growing the usage of USDC and increasing USDC liquidity.

In August 2023, we restructured our relationship with Coinbase through a Collaboration Agreement that we believe will incentivize both parties to continue to work together to grow the Circle stablecoin network and that provides Circle with sole governance over the Circle stablecoin network. This agreement also afforded Coinbase a minority equity stake in Circle. We believe that our strong alliance with the leading U.S. digital asset exchange will enable us to continue to grow USDC and the Circle stablecoin network. We also entered an intellectual property license agreement (the “License Agreement”) with Coinbase, under which we granted to Coinbase a worldwide, non-exclusive, non-transferable, non-sublicensable (other than to certain software and service providers), royalty-free right to use certain trademarks (the “Licensed Marks”) related to current and potential future Circle stablecoins, including USDC and EURC, in connection with the advertising, promotion, marketing, commercialization, sale, distribution, provision, and receipt of such stablecoins. The term of the License Agreement is perpetual but the agreement may be terminated under certain circumstances.

Under the Collaboration Agreement, Coinbase is expected to allow its customers to buy and sell USDC on its platform in exchange for fiat (the “reseller threshold”), support USDC for use by its customers on a number of blockchains, protocols, products or services (the “product threshold”), and actively contribute to public policy and regulatory activities encouraging mainstream adoption of USDC. The payment structure of the Collaboration Agreement incentivizes Coinbase to grow the usage of USDC and increase USDC liquidity.

The Collaboration Agreement has an initial three-year term. We and Coinbase may agree to renew the Collaboration Agreement for additional periods. Prior to the lapse of the term, we and Coinbase will discuss in good faith whether any modifications to the Collaboration Agreement are warranted. If we and Coinbase cannot agree on such modifications, so long as we and Coinbase have met our ongoing obligations under the Collaboration Agreement, the Collaboration Agreement will renew for an additional three-year term. If we fail to meet our ongoing obligations under the Collaboration Agreement, upon expiration of the then-current term, Coinbase may elect to terminate the Collaboration Agreement in its sole discretion. If Coinbase fails to meet the product threshold or the reseller threshold with respect to USDC or any other stablecoin under the Collaboration Agreement, and in each case, fails to cure as provided for under the Collaboration Agreement and we and Coinbase do not reach mutual agreement with respect to renewal of the Collaboration Agreement, we may elect to exclude the party product economics or the ecosystem economics (each as defined below), respectively, for the applicable stablecoin from the monthly payment owed to Coinbase in accordance with the terms set forth in the Collaboration Agreement. The Collaboration Agreement provides that for USDC and any other stablecoin using the Licensed Marks, we make payments to Coinbase for its role in the distribution of USDC and growth in the USDC ecosystem. These payments are determined based on the daily income generated from the reserves backing such stablecoin, less the management fees charged by non-affiliated third parties for managing such reserves (such as asset management and custody fees) and certain other expenses, which is referred to as the “payment base.” From this payment base, (i) we retain a portion ranging from an annualized low-double-digit basis point to high tenth of a basis point based on the amount of USDC in circulation on such day, in consideration of our role as stablecoin issuer and which is designed to partially reimburse us for indirect costs of issuing stablecoins and the management of the associated reserves, such as maintaining our accounting, treasury, regulatory, and compliance functions (the “issuer retention”), (ii) we and Coinbase each receive an amount equal to the payment base multiplied by the percentage of such stablecoin that is held in the applicable party’s custodial products or managed wallet services at the end of such day (the “party product economics”), and (iii) after deducting amounts payable to other approved participants in the USDC ecosystem, Coinbase receives 50% of the remaining payment base (the “ecosystem economics”). In our consolidated financial statements, the payments made to Coinbase under the Collaboration Agreement are recorded as distribution costs with respect to the applicable stablecoin. In addition, the Collaboration Agreement permits either party (and in Coinbase’s case, subject to our right of first refusal) to launch new stablecoins using the Licensed Marks that do not already correspond to an existing stablecoin. Any new stablecoins would be subject to the same economic arrangements as USDC.

If we (i) determine in good faith that payments to Coinbase for a given stablecoin under the Collaboration Agreement would violate an applicable law or order issued by a government agency or court, or (ii) an order from a court of competent jurisdiction prohibits us from continuing to satisfy our payment obligations to Coinbase under the Collaboration Agreement with respect to a given stablecoin, in either case, the parties will first try to amend the Collaboration Agreement or restructure their operations within a certain period of time (the “restructuring period”) to avoid such violation. If the amendment or restructuring proves ineffective or we do not resume payment to Coinbase with respect to such stablecoin under the Collaboration Agreement following the restructuring period, upon Coinbase’s written request, the Licensed Marks with respect to the relevant stablecoin would “flip,” in which case we would assign such Licensed Marks to Coinbase, the License Agreement would terminate with respect to such Licensed Marks, and the parties would enter into a new license agreement for such Licensed Marks. Coinbase would in turn grant us a worldwide, non-exclusive, non-transferable, and largely non-sublicensable right to use these flipped trademarks in connection with the advertising, promotion, marketing, commercialization, issuance, sale, distribution, development, provision, and receipt of such stablecoin. In addition, if such a flipped trademark situation were to occur with respect to USDC, under certain circumstances, we would be prohibited from issuing other U.S. dollar-denominated stablecoins. See “Risk factors—Risks related to intellectual property—Our Collaboration Agreement with Coinbase could cause us to lose ownership or use of our trademarks upon the occurrence of certain events.”

While each of Circle and Coinbase may enter into distribution and incentive arrangements directly with third parties at their own discretion that do not impact the payment base, from time to time, Circle and Coinbase together may enter into arrangements with third parties approved by both us and Coinbase (such third parties, “approved participants”) that provide incentives to such approved participants to increase the circulation of stablecoins subject to the Collaboration Agreement. In anticipation of such arrangements, in November 2024, we and Coinbase entered into a supplement to the Collaboration Agreement (the “Stablecoin Ecosystem Agreement”), pursuant to which we and Coinbase agreed that, prior to a third party becoming an approved participant under the Stablecoin Ecosystem Agreement, we and Coinbase will agree on (i) the portion of the residual payment base that such third party will be eligible to receive upon becoming an approved participant and (ii) the undertakings to be required of such third party upon becoming an approved participant as a condition to receiving such portion of the residual payment base. Amounts payable to approved participants are deducted from the residual payment base prior to allocating the remaining residual payment base between us and Coinbase.

Select distribution partnerships

Arrangements with Binance

Binance is the first approved participant under the Stablecoin Ecosystem Agreement. In November 2024, we entered into arrangements with Binance (i) for Binance to undertake certain marketing activities to promote USDC on its platform as an approved participant under the Stablecoin Ecosystem Agreement and (ii) for Binance to maintain a portion of its treasury in USDC. We paid Binance an aggregate upfront, one-time fee of $60.25 million and agreed to pay Binance a monthly incentive fee representing a percentage of the amount of USDC held on its platform and in its treasury, which percentage ranges from an annualized mid-double-digit to high double-digit percentage of a fixed rate, reset quarterly based on a discount to the three-month SOFR, based on balances held. With respect to the treasury arrangement, such incentive fees are payable only if Binance continues to hold at least 1.5 billion of USDC in treasury, and Binance agreed, subject to certain exceptions, to keep 3 billion of USDC in its treasury. The marketing arrangement has a two-year term, although if it is terminated for convenience prior to the term, there is a one-year tail during which payments and promotional obligations continue, although at reduced rates. The treasury arrangement has a two-year term. We and Binance may unilaterally terminate the arrangements prior to the expiration of their terms upon the occurrence of certain specified events.

Partnership with BlackRock

In April 2022, we entered into a memorandum of understanding with BlackRock (as amended and restated, the “MOU”). In the MOU, the parties expressed their intention to collaborate in a number of areas relating to stablecoins, including exploring, over the three-year term of the MOU, capital market applications for USDC. In addition, we appointed BlackRock as the exclusive manager of USDC reserves during the term of the MOU, other than up to 20% of USDC cash reserves that we may keep in bank deposits. We granted BlackRock a right of first refusal to be the preferred asset manager for similar arrangements for cash reserves of other stablecoins that we may issue, and we granted BlackRock the right to notice of certain material capital and strategic transactions we may undertake. Further, subject to BlackRock’s internal approvals and SEC registration, BlackRock anticipated launching an SEC-registered money market fund that is specific to us and which would invest in high-quality assets in compliance with government money market fund requirements pursuant to Rule 2a-7 under the 1940 Act; we anticipated subscribing to the fund after its registration with the SEC. Pursuant to this plan, BlackRock launched the Circle Reserve Fund in 2023, but such Reserve Fund is not governed by the terms of the MOU and is therefore not impacted by it. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Composition of USDC reserves” for additional information regarding the Circle Reserve Fund. In connection with the activities contemplated by the MOU, in September 2023, we and BlackRock entered into a license agreement that granted each party a revocable non-exclusive license to use the other party’s specified trademarks for permitted purposes.

Prior to the expiration of the MOU, we entered into a new memorandum of understanding with BlackRock in March 2025 (as amended and restated, the “New MOU”), which substantially replaces the MOU. Under the terms of the New MOU, we agreed to treat BlackRock as our preferred partner for managing stablecoin reserves and agreed to prioritize, where possible, holding our reserves for the issuance of Circle stablecoins and other products with BlackRock. In particular, we committed to maintaining at least 90% of our U.S.-managed fiat reserves for USDC (excluding bank deposits) with BlackRock managed products, unless legal, regulatory, or operational requirements mandate otherwise. Furthermore, BlackRock agreed to prioritize and prefer USDC and all Circle stablecoins for all U.S. dollar payment stablecoin-related use cases and committed not to develop and launch a competitive payment stablecoin, provided that we continue to fulfill our payment obligations for reserve management. The New MOU remains in effect for a four-year term.

Our unique culture

Our mission and values form the core of our workplace culture and serve as a “North Star” that continuously motivates and inspires our global team.

Our mission “to raise global economic prosperity through the frictionless exchange of value” is driven by a dedicated, global employee base of more than 900 highly talented professionals from across industries, many of whom are at the top of their field. Our mission is deeply resonant with all Circle employees, who envision a better, more inclusive global economic future.

This mission has also led us to join Pledge 1% and have reserved 2,682,392 shares of our Class A common stock to drive the impact of our Circle Foundation, which represented 1% of our outstanding capital stock at the date it was approved by our board of directors.

Our values guide both what we deliver and, importantly, how we deliver it. We are:

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High integrity. We seek open and honest communication and hold ourselves to very high moral and ethical standards. Our customers and partners implicitly experience us as high integrity, and our customer-centric choices demonstrate this to them again and again.

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Future Forward. We embrace a transformative vision for the future, and this future forward energy is core to how we operate. Adaptive, agile and constantly looking around corners, we thrive on complexity and uncertainty, and constantly drive change through technology and its transformative potential. We question old practices and processes, always knowing that we can improve ourselves for the betterment of our customers and fulfilling our founding vision.

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Multi-stakeholder.  We organize, incentivize, and measure ourselves against meeting the needs of all of our stakeholders—our customers, our shareholders, our employees and families, our local communities, and our world.

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Mindful.  We seek to be present and aware, to be respectful, active listeners (with each other and with our customers alike), and to pay attention to detail. We do not rush to judgment, and when we are swept up by strong emotions we patiently observe and acknowledge them before reacting. Our mindfulness leads to better understanding, and more respectful, careful, and deliberate choices.

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Driven by excellence.  We are driven by our mission and our passion for customer success. Being driven also means that we relentlessly pursue excellence, that we do not tolerate mediocrity, that we reward based on merit, and that we work intensely to achieve our goals. We are a team that seeks to bring everyone along in our collective achievement.

Our culture differentiates us. These values, and the competencies they embody, are pervasive in how we work, including how we assess performance and give each other feedback, how we show up to our customers and stakeholders in our industry, how we reward employees and celebrate success, and how we shape our current and future leaders. We are proud to help organizations like the United Nations modernize how aid moves—demonstrating how our values translate into meaningful, global impact. By leveraging USDC, we have enabled aid agencies to cut costs by more than 35% compared to traditional payment rails, speed up settlement processes, and alleviate last-mile problems, reaching those most in need.

Our flexible approach to where employees work helps us to recruit and retain the brightest, most dynamic talent worldwide. We take pride in fostering a culture that integrates experts from diverse backgrounds ranging from technology, to finance and treasury operations, to global regulatory policy and compliance, and everywhere in between.

We support our employees with the ability to use workspaces designed for intermittent and flexible work. Over the long term, we believe that physical spaces are important for employees to connect and collaborate with each other. We envision a future of work where those spaces will be optimized for gathering together, learning collaboratively, and engaging with our communities, customers, and partners.

We have been consistently recognized with “Top Workplace” and “Great Place to Work” distinctions—honors that are voted on by employees. We have nine thriving employee-led Employee Resource Groups—dedicated to fostering inclusivity and belonging. As of 2025, the average rating of employees who felt welcomed and supported by new colleagues and team members was a 9.6 out of 10.

Our employee relations are strong, and no employees are represented by a labor union. We continue to strategically hire in key functions and markets to support our growth and global expansion.

Regulatory policy landscape

Despite their relatively recent emergence, digital assets generally—and stablecoins in particular—are currently subject to extensive and complex regulatory regimes globally. These regimes include those related to financial services and banking, electronic payments, money transmission and payment services, virtual currencies, market conduct, and unclaimed property. Through many of these regimes, we are subject to increasingly strict legal and regulatory requirements relating to the detection and prevention of money laundering, countering the financing of terrorism, and the prevention of fraud and other illicit activity. In addition, regulations pertaining to competition, economic and trade sanctions, privacy, cybersecurity, information security, and data protection are also applicable to our business. While many of these regulatory regimes were designed to regulate traditional financial activities and were established before the advent of digital assets and stablecoins, governments and regulatory authorities are increasingly proposing and adopting additional regulatory regimes or changes to existing regulatory regimes tailored to digital assets. The result is a rapidly and frequently evolving and expanding set of regulations that apply to our business.

Our “regulation-first” philosophy

At Circle, we have adopted a “regulation-first” philosophy that underlies our operations and led us to build a robust compliance infrastructure. We are subject to substantial regulation, particularly when compared to other firms in the blockchain technology and digital assets sector. Our compliance program focuses on a wide range of laws and regulations enacted by U.S. federal, state, and local governments, foreign governments, and supra-national regulatory authorities. We are proud to be among the most regulatory-compliant companies in the digital assets industry.

We have devoted significant resources in our risk management and compliance infrastructure—approximately 20% of our employees are dedicated risk or control specialists, ensuring deep subject-matter expertise throughout the organization. We operate 25 tailored risk programs monitored through over 1,000 internal controls, and we also leverage AI and advanced tools to proactively identify and mitigate financial crime risks, providing a robust and dynamic framework designed to manage risk effectively.

Looking toward the future, we are also at the forefront of advocacy for sound financial regulation. We have proactively and collaboratively worked with U.S. governmental authorities and regulators, including the Federal Reserve, the Treasury Department (including its relevant bureaus and agencies such as the OCC, FinCEN, and OFAC), the CFTC, and the SEC. We routinely engage with U.S. federal, state, and international policymakers and relevant supra-national bodies in proposals for the comprehensive regulation of stablecoins and other aspects of the digital assets ecosystem. In the future, as various jurisdictions increasingly recognize the value of stablecoins, we envision many of these regulatory regimes will be revised to impose more tailored, fit-for-purpose requirements on stablecoin issuers that align with the unique benefits and risks that such digital assets pose. Indeed, Circle already voluntarily imposes on itself and satisfies many of the requirements contemplated by pending draft legislation and proposed regulation. We therefore believe that Circle is well positioned to benefit from greater regulatory clarity in the United States and beyond.

Principal U.S. federal and state regulatory regimes

Money transmitter and money services laws

We are subject to licensing and registration requirements in relation to our money transmission and stored value issuance activities (including the transmission of monetary value in the form of digital assets) on a state-by-state and federal basis in the United States. At the state level, we hold, through our subsidiary Circle Internet Financial, LLC, MTLs or their equivalent in 46 states, as well as in the District of Columbia and Puerto Rico, where such licenses are required. Our activities in California, Wyoming, and Hawaii currently do not require MTLs, and Montana does not license money transmitters. MTLs generally permit Circle Internet Financial, LLC to issue payments instruments and means of stored value. At the federal level, Circle Internet Financial, LLC is also registered as a “Money Services Business” with FinCEN, which is required for engaging as a business in money transmission services. These licenses and registrations subject us to, among other things, recordkeeping and reporting requirements; capital and bonding requirements; obligations to develop, implement, and maintain risk-based AML and CFT programs; customer due diligence requirements; limitations on the investment of customer funds, including strict fiduciary obligations and limits investments of reserves to specific categories of investments; and examination by state and federal regulatory agencies. Under the regulations governing our MTLs, we must hold assets that underly our outstanding money transmission obligations (i.e., reserve assets that underlie Circle stablecoins), for the benefit of holders of Circle stablecoins and are prohibited from lending, pledging, rehypothecating, or otherwise encumbering reserve assets. In addition, under the regulations governing our MTLs, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected, we are required to honor outstanding stored value and payment instrument obligations of customers (i.e., we are required to honor redemption requests by Circle Mint customers) even if reserve assets and the proceeds from reserve assets are insufficient to do so. In such situations, we must use our corporate funds and resources to satisfy any shortfall.

In addition, Circle Internet Financial, LLC was the first company approved for a BitLicense by the NYDFS, which is required for any person that engages in virtual currency business activity in New York or with New York customers. The BitLicense enables Circle Internet Financial, LLC to engage in virtual currency exchanging and trading services, electronic money transmitting with virtual currencies, issuing prepaid access/stored value with virtual currencies, and selling prepaid access/stored value with virtual currencies. Circle Internet Financial, LLC also holds a Virtual Currency License from the Louisiana Office of Financial Institutions, which, like the BitLicense issued by the NYDFS, is required for any person that engages in virtual currency business activity in Louisiana or with Louisiana customers. These licenses impose additional requirements on how we maintain the Circle stablecoin reserves. For example, regulations governing the BitLicense and related NYDFS guidance require, among other things, that (i) stablecoins must be fully backed by reserve assets, (ii) reserves must be available for timely redemptions, (iii) reserves must be segregated from the proprietary assets of the issuer and held in custody for the benefit of holders of Circle stablecoins with U.S. state or federally chartered depository institutions with deposits insured by the FDIC and/or asset custodians approved in advance by the NYDFS, (iv) reserves must be limited to specified assets such as U.S. Treasury bills with maturities of three months or less, reverse repurchase agreements fully collateralized by U.S. Treasury obligations, government money market funds, and deposit accounts at U.S. state or federally chartered depository institutions, and (v) reserves must be attested to monthly and annually by a certified public accountant. In addition, regulations governing the BitLicense as well as regulations governing our Virtual Currency License prohibit us from lending, pledging, rehypothecating, or otherwise encumbering reserve assets. Other jurisdictions are expected to require similar licenses. For example, California’s Digital Financial Assets law will require persons engaging in digital asset business activities to obtain a license from the California Department of Financial Protection and Innovation when the law comes into effect on July 1, 2026.

While our MTLs and money services business registration status subject us to regulations that govern material aspects of our business—for example, how we commercialize Circle stablecoins, onboard customers, and maintain adequate reserves to fully back Circle stablecoins—such regulation is not equivalent to the type of prudential regulation and supervision that applies to regulated banks, such as under the Federal Deposit Insurance Act, National Bank Act, Bank Holding Company Act, and Federal Reserve Act, which include prudential supervision by regulators, minimum capital requirements, and specified prohibited activities.

Commodities and derivatives laws

The CFTC has stated in guidance and before Congress, and federal case law relating to CFTC enforcement actions have supported, that at least some digital assets, including Bitcoin, Ether, and certain stablecoins, fall within the definition of “commodity” under the Commodity Exchange Act (the “CEA”) and the regulations of the CFTC thereunder. In particular, on October 12, 2023, the CFTC expressly stated in a complaint against a third party that USDC is a “commodity” as defined in the CEA and indicated that futures, options, and swap contracts relating to USDC are squarely within the CFTC’s jurisdiction. The CFTC has regulatory and supervisory authority with respect to so-called “commodity interest” transactions—namely, futures, options, swaps, other derivative products, and certain retail leveraged commodity transactions—involving digital assets that are non-security commodities, including the markets on which these products trade. The CFTC also has regulatory and supervisory authority over leveraged retail commodity transactions. In addition, the CFTC retains enforcement authority to police against fraud and manipulation in spot (i.e., cash) non-security commodity markets, including spot markets for digital asset commodities such as USDC.

Securities laws

Our longstanding view is that neither USDC nor EURC is a “security,” and that our offers and sales of USDC and EURC are not securities transactions. We believe that neither USDC nor EURC, nor our offers and sales of USDC and EURC, meet the elements of the Howey test or satisfies the Reves test. Among the reasons for our conclusion is that holders of USDC and EURC do not have a reasonable expectation of profits from our efforts in respect of their holding of USDC and EURC. Circle stablecoin ownership does not convey the right to receive any interest, rewards, or other returns in respect of holdings of Circle stablecoins. In addition, the reserves backing Circle stablecoins are composed solely of low-risk and readily liquid assets—such as short-term U.S. Treasuries and cash equivalents—and are, at all times, held in amounts that equal or exceed the value of Circle stablecoins in circulation. In addition, such reserves are used only for redemption of Circle stablecoins and not for our (or any other entity’s) operational or general business purposes; are not otherwise lent, pledged, or rehypothecated for any reason; and are held in a manner designed not to subject them to claims of third parties. Furthermore, we market Circle stablecoins to the public solely for use in commerce, as a means of making payments, transmitting money, and/or storing value, and not as investments.

In the April 4 Statement, the Division clarified its view that the offer and sale of Covered Stablecoins—defined as stablecoins that are designed to maintain a stable value relative to the U.S. dollar on a one-for-one basis, can be redeemed for U.S. dollars on a one-for-one basis, and are backed by assets held in a reserve that are considered low-risk and readily liquid with a U.S. dollar-value that meets or exceeds the redemption value of the stablecoins in circulation—do not involve the offer and sale of securities within the meaning of U.S. federal securities laws when marketed in the manner and under the circumstances described in the April 4 Statement. Our view is that USDC satisfies the definition of Covered Stablecoins set forth in the April 4 Statement and that our offer and sale of USDC are not offers or sales of securities under U.S. federal securities laws, although neither the SEC nor the Division has concurred with our view. In addition, although EURC is euro-denominated and thus does not satisfy the definition of Covered Stablecoins set forth in the April 4 Statement, it is our view that EURC would satisfy such definition but for the fact that all relevant currency denominations for EURC are in euros rather than U.S. dollars. Accordingly, our view is that our offer and sale of EURC also does not involve the offer and sale of securities within the meaning of U.S. federal securities laws, although neither the SEC nor the Division has concurred with our view. Our conclusion, even if reasonable under the circumstances and in our view consistent with the April 4 Statement, would not preclude legal or regulatory action based on a finding that either USDC or EURC is a “security,” or was offered or sold by us in a securities transaction. See “Risk factors—Risks related to our business and industry—Although we have concluded that Circle stablecoins are not “securities” under U.S. federal securities laws and our offers and sales of Circle stablecoins are not securities transactions, any classification of Circle stablecoins as a “security.” or our offer or sale of Circle stablecoins in securities transactions, would subject us to additional regulation and could materially impact the operation of our business.”

Evolving statutory and regulatory landscape in the United States

The laws and regulations to which we are or may be subject are rapidly evolving and increasing in scope. For example, on January 21, 2025, the SEC launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for digital assets, and following the task force announcement, on January 23, 2025, President Trump signed an executive order establishing a new working group on digital asset markets. The group is tasked with recommending new regulatory and legislative proposals within 180 days of the date of the order, including proposing a federal regulatory framework governing the issuance and operation of digital assets, including stablecoins. Therefore, we monitor these areas closely and invest significant resources to ensure our business practices evolve to help us comply with the current laws, regulations, and legal standards to which we are subject, as well as to plan and prepare for changes in interpretations thereof, as well as additional laws, regulations, and legal standards that are introduced in the future.

In addition, we are hopeful that a comprehensive U.S. federal-level regulatory framework for stablecoins will emerge in the near term. For example, the U.S. Senate Committee on Banking, Housing, and Urban Affairs recently voted to advance the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (GENIUS Act of 2025), and the U.S. House Financial Services Committee also recently voted to advance the Stablecoin

Transparency, and Accountability for a Better Ledger Economy Act of 2025 (STABLE Act of 2025). The bills will need to be reconciled and voted on by the full Senate and House of Representatives, and be signed by the President before becoming law. Each bill would establish a comprehensive regulatory framework for payment stablecoins. Their key provisions include:

•	defining requirements and privileges for entities legally permitted to issue payment stablecoins, and restricting issuance in the United States to federally or state-approved issuers;

•	establishing a regulatory framework allowing both banks and approved nonbank entities to issue payment stablecoins under specific licensing requirements;

•	providing a dual regulatory pathway for issuers to be licensed at the state or federal level;

•	implementing strict reserve, disclosure, and redemption requirements, mandating 1:1 backing with high-quality liquid assets and requiring monthly public reporting of reserves;

•	requiring prudential regulation and supervision for federal qualified nonbank payment stablecoin issuers, under the oversight of the Office of the Comptroller of the Currency (“OCC”);

•

directing federal prudential regulators to establish capital, liquidity, and risk management standards tailored to the risk profile of stablecoin issuers, ensuring financial stability and consumer protection;

•

granting state regulators primary supervision, examination, and enforcement authority over state-licensed stablecoin issuers, with the Federal Reserve Board and OCC retaining back-up enforcement authority in certain circumstances; and

•

clarifying the treatment of payment stablecoins under the federal securities laws, explicitly excluding them from the definition of “security” under the Securities Act, the Exchange Act, the Investment Advisers Act of 1940, and the Investment Company Act of 1940.

Principal non-U.S. regulatory regimes

Outside of the United States, the activities of our foreign affiliates are, or may be, supervised by various financial regulatory authorities in the jurisdictions in which they operate and under which they are licensed to provide services. Similar to the United States, the laws and regulations applicable to virtual currency and other digital assets are evolving and subject to interpretation and change. We are constantly evaluating opportunities to expand into jurisdictions in which we currently do not operate and, should we expand into such additional jurisdictions, we may be subject to additional regulation and incur additional costs. As of the date of this prospectus, we believe the following non-U.S. jurisdictions are material to our business.

European Union

MiCAR generally regulates the operation of a trading platform for crypto-assets, any exchange of crypto-assets for fiat or crypto-assets, the custody and administration of crypto-assets, and any execution or the transmission of orders for crypto-assets on behalf of third parties.

MiCAR requires any company offering digital asset services in the European Union to be licensed by an EU member state and, among other things, establishes requirements related to governance, reserves, capital, asset safeguarding, segregation, and security. Under MiCAR, issuers of e-money tokens (such as USDC and EURC) must issue e-money tokens at par value upon receiving the equivalent funds. Holders of e-money tokens have a claim against the issuer of e-money tokens and, upon a redemption request by such holder, the issuer must redeem it at par value by paying in funds, other than electronic money, the monetary value of the

e-money token. The issuer must offer holders a fee-free method to redeem e-money tokens. Issuers of e-money tokens cannot grant interest in relation to e-money tokens, including any remuneration or any other benefit related to the length of time during which a holder of an e-money token holds such e-money token. In addition, MiCAR requires at least 30% of the funds received to be deposited in separate accounts in credit institutions and the remaining funds received to be invested in highly liquid financial instruments with minimal market risk, credit risk, and concentration risk and the investments to be capable of being liquidated rapidly with minimal adverse price effect. Furthermore, an issuer of e-money tokens must ensure that the reserve assets are not commingled at any time with the funds of any natural or legal person other than holders of such e-money tokens on whose behalf the reserve assets are held, and the reserve assets must be insulated against the claims of other creditors of the issuer, in particular in the event of insolvency.

We hold a Digital Asset Service Provider (“DASP”) registration and an E-Money Institution (“EMI”) license in France, subject to supervision by the Authorité des Marchés Financiers and the Autorité de Contrôle Prudentiel et de Résolution, respectively. The DASP allows Circle Internet Financial Europe SAS, one of our subsidiaries, to custody, transmit, and exchange digital assets, and the EMI license allows Circle Internet Financial Europe SAS to issue USDC and EURC within the EEA subject to MiCAR’s regulatory obligations for stablecoins or e-money tokens.

United Kingdom

Circle UK Trading Limited holds an Electronic Money Issuer license with the UK Financial Conduct Authority (“FCA”). Since 2020, the FCA has required all digital asset businesses to register with it. The Financial Services and Markets Act 2023 (“FSMA”) designates digital assets as regulated activity and implemented a mandate for the supervision of crypto promotions. His Majesty’s Treasury, the FCA, and the Bank of England have issued policy guidance with the aim of bringing stablecoins and other crypto assets into the regulatory perimeter. Following a period of consultations with industry, this guidance is expected to come into force in 2025.

Singapore

Circle Internet Singapore Pte Ltd. holds a Major Payments Institution License (“MPI”) and is regulated by the Monetary Authority of Singapore (“MAS”). The MPI allows us to operate as a Digital Payment Token Services Provider to conduct payment/digital payment token (“DPT”) services, including those related to account issuance, domestic, and cross-border and DPT services, which includes the offering, resale, and custody of USDC. Holding an MPI does not impose any transactional or volume limits, but we are subject to more stringent requirements, such as safeguarding customer funds, complying with AML and CFT rules, and submitting regular audits and reports to MAS.

Japan

In March 2025, Circle completed the establishment of a trust structure to enable the distribution of USDC in Japan in a manner consistent with Japan’s stablecoin law, making USDC the first foreign-issued stablecoin permitted by Japan’s Financial Services Agency (“JFSA”) for local distribution by JFSA-licensed intermediaries under the Payment Services Act. This structure requires: (1) licensing of local USDC distributors (“EPIESPs”) by the Japan Financial Services Agency; (2) holding of eligible fiat reserves in trust, administered by a Japanese trust bank; and (3) a trust agreement involving Circle and the licensed EPIESPs. Circle engaged Shinsei Trust Bank as Trustee to administer the trust and hold eligible reserves according to its reserve management standard for the benefit of all USDC holders. The reserves held pursuant to this arrangement must meet or exceed the total value of USDC custodied and reported by the EPIESPs on behalf of their customers, but the reserves are not earmarked for those EPIESPs or their customers.

Bermuda

Circle International Bermuda Limited holds a DABA license and is regulated by the BMA. On February 13, 2025, Circle received a “no objection” notification from the BMA in response to Circle’s material change in business application. As a result, Circle is conditionally approved to issue USYC and offer Circle Mint accounts out of Bermuda, along with other ancillary activities. The conditions to launching these activities are standard in nature and consistent with the BMA’s regulatory framework.

Evolving regulatory landscape abroad

There are a growing number of jurisdictions where Circle is not currently licensed that are recognizing the real-world utility of payment stablecoins. As a consequence, we are seeing new regulatory frameworks emerge to which we may one day be subject. For example, in September 2023, Dubai’s Virtual Assets Regulatory Authority enacted clear rules for the issuance of a “Fiat-Referenced Virtual Asset,” and USDC/EURC are the first stablecoins approved as recognized crypto tokens by the Dubai Financial Services Authority. In addition, on April 24, 2025, Circle Internet MEA LTD received in-principle approval from the Financial Services Regulatory Authority (“FSRA”) of Abu Dhabi Global Market to operate as a money services provider. In Canada, Circle became the first stablecoin issuer to comply with the new listing requirements in the Canadian Securities Administrators’ Value-Referenced Crypto Asset regime and is in full compliance with the Ontario Securities Commission regulations. Furthermore, in May 2025, the Hong Kong government passed legislation to regulate issuers of stablecoins within Hong Kong. We believe the regulatory frameworks in Dubai and Hong Kong are largely consistent with Circle’s existing redemption, reserve, and transparency practices. The emergence of regulatory frameworks tailored to stablecoins in key financial hubs evidences a growing recognition among advanced economies that digital assets like USDC and EURC may play a critical role in the future of financial markets and payment systems.

Other regulatory requirements

Anti-money laundering and counter-terrorism regulation

As described above, we are subject to various regulations regarding AML and CFT. We maintain an AML and CFT compliance program that includes internal policies and controls, designation of compliance officers for each of our regulated subsidiaries, ongoing employee training and monitoring programs, and annual independent reviews.

Sanctions

We are required to comply with economic and trade sanctions administered by the relevant authorities in the jurisdictions in which we operate. For example, economic and trade sanctions programs administered by OFAC and by certain foreign jurisdictions prohibit or restrict fiat and cryptocurrency transactions to or from (or dealings with or involving) certain countries, regions, governments, and in certain circumstances, specified individuals and entities, as well as certain digital asset addresses. We employ a proactive, risk-based, jurisdictional screening control program to prohibit dealings with actors in sanctioned jurisdictions or designated individuals and entities through both fiat and cryptocurrency transactions. Further, we retain the ability to prevent the movement of USDC and EURC into blockchain addresses that have been designated by OFAC or certain foreign authorities, and do so following such designation.

Bribery and anti-corruption

We are subject to regulations imposed by the FCPA in the United States and similar laws in other countries, such as the Bribery Act 2010 in the United Kingdom, which generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business. We maintain a compliance program reasonably designed to ensure our compliance with applicable anti-bribery laws, regulations, and supervisory guidance.

Broker-dealer

SI Securities, LLC, one of our subsidiaries, is licensed and registered with the SEC as a broker-dealer and is a member of FINRA and SIPC. Brokers and dealers are required to be registered with the SEC and are subject to comprehensive regulation by the SEC and FINRA, in addition to state securities regulators and certain other governmental authorities. SI Securities, LLC is currently authorized to engage only in the business of effecting private placements of securities for the accounts of others. In July 2024, SI Securities, LLC entered into a letter of acceptance, waiver, and consent (an “AWC”) with FINRA. The AWC alleged that SI Securities, LLC, during the time that it operated the SeedInvest crowdfunding platform, violated certain provisions of the Exchange Act and FINRA rules in connection with the operation of that platform. SeedInvest was our equity crowdfunding platform that we divested in May 2023. SI Securities, LLC agreed to pay a monetary sanction to resolve the allegations. The monetary sanction was paid on July 8, 2024 and no other sanction remains in effect.

Privacy and protection

We are subject to a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers and employees in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is regulated by multiple privacy and data protection laws and, in some cases, the privacy and data protection laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships. Our information security program is consistent with widely accepted industry standards such as the NIST Cybersecurity Framework and ISO 27002 and has been extended to include controls specific to the safekeeping and availability of digital assets in our custody. In addition to these traditional security controls, we further protect digital assets via strong key management controls, the offline storage of funds, financial “circuit breaker” controls, and other controls specific to preventing cyberattacks against blockchain infrastructure. Our internal controls testing program and annual external audits and assessments are designed to ensure the effectiveness of the cybersecurity program. To date, Circle is the only major stablecoin issuer that meets SOC 2 Type 2 cybersecurity standards.

Consumer protection regulation

U.S. federal, state, local, and foreign regulatory agencies regulate financial products, including money transmission services. These agencies, as well as certain other governmental bodies, in particular state attorneys general, have broad consumer protection mandates and discretion in enforcing consumer protection laws, including in the case of Consumer Financial Protection Bureau matters related to unfair or deceptive abusive acts or practices. While our current product offerings do not target retail consumers, some of our prior products have been offered, and in the future our products may be offered, to retail consumers, and these agencies promulgate, interpret, and enforce rules and regulations that could affect our business.

Escheatment and unclaimed property laws

We are subject to unclaimed property laws in the United States and in other jurisdictions where we operate. These laws require us to turn over to certain government authorities the property of others held by us that has been unclaimed for a specified period of time. We hold property subject to unclaimed property laws, and we have an ongoing program designed to help us comply with these laws. However, there is significant regulatory uncertainty with how states and foreign jurisdictions treat digital assets under unclaimed property rules.

Taxation

Changes in tax and tax reporting could affect our business. For example, the IRS has recently issued rulemaking that requires digital asset issuers—including stablecoin issuers—and entities that deal in and use these instruments to engage in certain transaction-level reporting. As of December 27, 2024, lawsuits have been filed challenging this rulemaking. Accordingly, it is unclear whether and to what extent these requirements will remain in force. These requirements may be onerous to administer and decrease the attractiveness of incorporating stablecoins into purchase and sale transactions.

Indirect regulatory requirements

We maintain relationships with certain partners—including banks and other financial institutions in the United States and abroad—that are regulated by state, local, and federal agencies. Because of these relationships, we may be subject to examination or regulatory obligations imposed on us by these institutions’ regulators (such as audit, privacy, and business continuity obligations). As knowledge of these obligations may be constructively imposed on us, we seek to account for them in our commercial agreements. For example, bank regulators generally require that they have the ability to exercise audit rights with respect to their regulated entities’ service providers; as such, our commercial contracts with banks typically accommodate this requirement. In addition, our commercial agreements generally include privacy and business continuity obligations, as applicable.

Treatment of reserve assets

Throughout this prospectus, we note that Circle stablecoins are redeemable on a one-for-one basis for the respective underlying fiat currencies. We base this statement on the current state of our company and operations. See “—Our platform, products, and ecosystem—Circle Liquidity Services—Circle Mint” and “Glossary—The issuers of Circle stablecoins” for more information.

We place great importance on safeguarding Circle stablecoin reserves and keeping them bankruptcy remote from our general creditors. As a consequence, we believe that Circle stablecoins are structured in a manner that entitles the holder to absolute beneficial ownership of the underlying reserve assets, given that we hold only bare legal title to the underlying assets but have no beneficial interest or property rights in such assets. Therefore, the reserve assets backing USDC and EURC, beyond the bare legal title that we hold, should not be considered property of our bankruptcy estate in the event of a bankruptcy or insolvency. Due to the novelty of stablecoins, however, courts have not yet considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer and have only issued a limited number of rulings related to digital assets in the context of a bankruptcy or insolvency. Should a court conclude—consistent with our position—that the underlying reserve assets are the property of stablecoin holders, and not the bankruptcy estate, stablecoin holders may still experience delays in recovering the underlying assets due to, among other things, bankruptcy administration, ongoing litigation, or application of the automatic stay. At the same time, it is possible that a U.S. court, in the case of assets held in reserve for USDC held by non-EEA holders, or a French court, in the case of (i) EURC and (ii) assets held in reserve for USDC held by EEA holders, could instead determine that the reserve assets backing USDC and EURC, respectively, are property of our bankruptcy estate. If this were to happen, other creditors of Circle may be able to obtain recoveries from the underlying reserve assets and holders of Circle stablecoins could be treated as general unsecured creditors of Circle, which could result in Circle stablecoin holders receiving only partial recoveries rather than the full purported value of their stablecoin holdings.

We will continue to monitor legal, regulatory, and other developments in order to take reasonable and appropriate steps to continue the safeguarding of Circle stablecoin reserves.

Intellectual property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of trademark, patent, trade secret, and copyright laws in the United States and similar laws in other countries, as well as confidentiality procedures, contractual commitments, and other legal rights to establish, maintain, and protect our intellectual property and proprietary rights. We have an active program of establishing, maintaining, and protecting our intellectual property and proprietary rights, including our proprietary technology, through the filing of patents, registration of trademarks, and use of contractual measures and other intellectual property rights. We generally enter into agreements with our employees, consultants, contractors, and other third parties that include confidentiality and nondisclosure provisions in order to limit access to, and disclosure and use of, our confidential information, trade secrets, know-how, and proprietary technology. Those agreements also often include invention or work product assignment provisions to establish, maintain, and protect our brand and other intellectual property rights. We may also agree to license our intellectual property to third parties as part of various agreements.

As of March 31, 2025, we have 20 issued patents in the United States and filed 45 nonprovisional patent applications in the United States, as well as 29 patent applications in foreign jurisdictions, with respect to our technology. We held 22 registered trademarks in the United States, including the Circle name and Circle logo, and also held 347 registered trademarks in foreign jurisdictions. We also had 18 pending trademark applications in the United States, as well as 70 pending trademark applications in foreign jurisdictions. We intend to file additional trademark applications with respect to our brands.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Further, intellectual property protection may not be available to us in every country in which our products are available and the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our intellectual property. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or technologies that are substantially similar to ours and that compete with our business. See “Risk factors—Risks related to intellectual property—Our intellectual property rights are valuable. Any inability to protect and enforce such intellectual property rights could adversely impact our business, results of operations, financial condition, and prospects” for a more comprehensive description of risks related to our intellectual property and proprietary rights.

Legal proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. Refer to “Risk factors—Risks related to our business and industry—We are and may continue to be subject to litigation, including individual and class action lawsuits, as well as regulatory audits, disputes, inquiries, investigations, and enforcement actions by regulators and governmental authorities” and Note 23 to our audited consolidated financial statements and Note 22 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a summary of legal proceedings to which we are a party.

Management

Biographical information of our executive officers and directors

The following table provides information regarding our executive officers and our board of directors as of March 31, 2025:

Name	Age	Position(s)

Jeremy Allaire	53	Chairman and Chief Executive Officer

Jeremy Fox-Geen	51	Chief Financial Officer

Heath Tarbert	48	President and Chief Legal Officer

Nikhil Chandhok	47	Chief Product and Technology Officer

Craig Broderick	65	Director

M. Michele Burns	67	Director

Rajeev Date	54	Director

Bradley Horowitz	59	Director

P. Sean Neville	53	Director

David Orfao	65	Director

Danita Ostling	64	Director

Jeremy Allaire  has served as our Chairman and Chief Executive Officer since our founding in August 2013. Mr. Allaire previously served as co-founder and Chief Executive Officer of Brightcove, technologist and entrepreneur in residence at General Catalyst, Chief Technology Officer of Macromedia, and co-founder and Chief Technology Officer of Allaire Corporation. Mr. Allaire holds a B.A. in political science and philosophy from Macalester College. As our co-founder and Chief Executive Officer, we believe Mr. Allaire is a valuable member of our board of directors.

Jeremy Fox-Geen  has served as our Chief Financial Officer since May 2021. From March 2020 to May 2021, Mr. Fox-Geen served as the Chief Financial Officer for both iStar and Safehold. From August 2016 to March 2020, Mr. Fox-Geen served as the Chief Financial Officer for McKinsey & Company, North America. Mr. Fox-Geen previously held senior leadership positions with PricewaterhouseCoopers, Citigroup, and McKinsey & Company. Mr. Fox-Geen holds an M.A. in mathematics and philosophy from Oxford University.

Heath Tarbert  has served as our President since January 2025. Mr. Tarbert has served as our Chief Legal Officer since July 2023. From April 2021 to June 2023, Mr. Tarbert served as the Chief Legal Officer of Citadel Securities, and from July 2019 to January 2021, he served as the 14th Chairman and Chief Executive of the CFTC. Earlier in his career, Mr. Tarbert held key leadership positions in international finance, policy, and law including as an Assistant Secretary of the Treasury, U.S. Executive Director of the World Bank Group, Associate White House Counsel, and as a law clerk at the Supreme Court of the United States. He holds a B.S. in accounting and international business from Mount St. Mary’s University, a J.D. and S.J.D. from the University of Pennsylvania, and an M.St. and D.Phil. in comparative law from Oxford University.

Nikhil Chandhok has served as our Chief Product and Technology Officer since January 2025. Mr. Chandhok previously served as our Chief Product Officer from February 2022 to December 2024. From January 2018 to

February 2022, Mr. Chandhok served in various senior product development roles at Meta. Mr. Chandhok previously helped develop tech-forward products and software that advanced mobile devices, streaming video, AI, and augmented reality at Google, YouTube, and Microsoft. Mr. Chandhok holds a B.E. in computer engineering from Pune University and an M.S. in computer and information science from Ohio State University.

Craig Broderick has served as a member of our board of directors since June 2023. From 1985 to January 2018, Mr. Broderick served in various positions with Goldman Sachs, including as Chief Risk Officer from 2008 to January 2018, overseeing the firm’s credit, market, liquidity, operational, model, counterparty, and insurance risks. In addition to our board of directors, Mr. Broderick serves on the boards of directors of the Bank of Montreal, McDermott International, and RMG Acquisition Corp III. Mr. Broderick previously served on the boards of directors of RMG Acquisition Corp I and RMG Acquisition Corp II. Mr. Broderick holds a B.A. in economics from the College of William and Mary. We believe that Mr. Broderick’s expertise in risk management and service in organizations that align with our mission make him a valuable member of our board of directors.

M. Michele Burns has served as a member of our board of directors since December 2013. From October 2011 to February 2014, Ms. Burns served as the Chief Executive Officer of Retirement Policy Center. Ms. Burns previously served as the Chief Executive Officer of Mercer, a subsidiary of Marsh & McLennan, the Chief Financial Officer of MMC, the Chief Financial Officer of Mirant, the Chief Financial Officer of Delta Airlines, and a Partner at Arthur Andersen. In addition to our board of directors, Ms. Burns serves on the boards of directors of Goldman Sachs, Goldman Sachs International, Anheuser-Busch InBev, and Etsy. Ms. Burns previously served on the boards of directors of Cisco Systems and Alexion Pharmaceuticals. Ms. Burns holds a B.B.A. and a M.Acc. from the University of Georgia. We believe that Ms. Burns’ expertise in corporate finance, accounting, and strategy and her experience as a public company chief financial officer and director make her a valuable member of our board of directors.

Rajeev Date  has served as a member of our board of directors since October 2013. Mr. Date has served as Managing Director of Fenway Summer since April 2013. Mr. Date previously served as the first Deputy Director of the U.S. Consumer Financial Protection Bureau and as a Managing Director in the Financial Institutions Group at Deutsche Bank Securities. Mr. Date formerly served on the boards of directors of Customers Bancorp, Green Dot, Better Mortgage, Prosper Marketplace, and Megalith Financial Acquisition Corp. Mr. Date holds a B.S. in engineering from the University of California at Berkeley and a J.D. from Harvard Law School. We believe that Mr. Date’s extensive experience in the private and public sector, the perspective he brings as both an investor and board member at leading FinTech companies, and his understanding of the unique needs of operations and governance at regulated companies make him a valuable member of our board of directors.

Bradley Horowitz  has served as a member of our board of directors since September 2024. Since July of 2023, Mr. Horowitz has served as General Partner and co-founder of Wisdom Ventures. From February 2008 to September 2023, Mr. Horowitz served as Vice President of Product on a wide variety of teams at Google. Mr. Horowitz previously served as Vice President of Advanced Development at Yahoo and Co-Founder and Chief Technology Officer at Virage. Mr. Horowitz previously served on the board of directors of Singapore Telecom. Mr. Horowitz holds a B.S. in computer science from the University of Michigan and an M.S. in media science from the Massachusetts Institute of Technology. We believe that Mr. Horowitz’s extensive experience as co-founder, product manager, board member, and investor at leading startups and technology companies makes him a valuable member of our board of directors.

P. Sean Neville is a co-founder of Circle and has been affiliated with our company since our founding in August 2013 and joined our board of directors in May 2016. From August 2013 to December 2019, Mr. Neville served as our Chief Technology Officer and President. Mr. Neville is currently founder, a director, and Chief Executive Officer of Catena Labs. Mr. Neville previously served in product and engineering leadership roles at Adobe, Brightcove, Macromedia, and Allaire Corporation, and was founder of Sevenchord Studios. Mr. Neville holds a

B.A. from Kennesaw University. We believe that Mr. Neville’s experience as a co-founder of Circle and as a technologist in the digital asset industry makes him a valuable member of our board of directors.

David Orfao  has served as a member of our board of directors since October 2013. Mr. Orfao has served as Managing Director of General Catalyst Partners since January 2000. Mr. Orfao formerly served on the board of directors of EVOLV. Mr. Orfao holds a B.S. in business and accounting from Norwich University. We believe that Mr. Orfao’s perspective as both an investor and board member at leading FinTech companies makes him a valuable member of our board of directors.

Danita Ostling  has served as a member of our board of directors since October 2021. From August 1999 to June 2021, Ms. Ostling practiced at Ernst & Young, serving as a partner, servicing a broad spectrum of publicly traded and privately held clients on complex issues in accounting, auditing, risk, regulatory, and securities registrations, and serving in senior leadership positions such as the Professional Practice Director for Ernst & Young’s U.S. East Region and as Deputy Director Global Assurance Professional Practice – Accounting. In addition to our board of directors, Ms. Ostling serves on the boards of directors of nVent Electric plc and Dover Corporation. Ms. Ostling holds a B.S. in accounting from the University of Arkansas at Little Rock. We believe that Ms. Ostling’s experience working with large global organizations on complex issues makes her a valuable member of our board of directors.

Relationships

There are no familial relationships between any of our executive officers and directors.

Director independence

Upon completion of the offering, our board of directors will consist of eight members. Our board has determined that each of Craig Broderick, M. Michele Burns, Rajeev Date, Bradley Horowitz, P. Sean Neville, David Orfao, and Danita Ostling—being all directors other than Jeremy Allaire, our chief executive officer—is independent under NYSE listing standards. As Jeremy Allaire, our chief executive officer, serves as the chairman of our board of directors, the board of directors has appointed Rajeev Date as the lead independent director. The lead independent director, among other responsibilities, presides over executive sessions of non-employee directors and independent directors, liaises and facilitates communications between the independent directors and the chairman and chief executive officer and management, and leads the independent directors to assess the performance of the chairman.

Board composition

Our directors will be divided into three classes serving staggered three-year terms. Class I directors (being Jeremy Allaire, Craig Broderick, and P. Sean Neville), Class II directors (being M. Michele Burns, Rajeev Date, and Danita Ostling), and Class III directors (being Bradley Horowitz and David Orfao) will serve until our annual meetings of stockholders in 2026, 2027, and 2028, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Board committees

Our board of directors will have an audit committee, a compensation committee, a nominating and corporate governance committee, a risk committee, and a strategy committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit committee

The members of our audit committee will be Danita Ostling (chair), Craig Broderick, M. Michele Burns, and Rajeev Date. The composition of our audit committee meets the requirements for independence under the NYSE listing standards and SEC rules and regulations. Our board of directors has determined that each member of our audit committee is (i) financially literate and (ii) an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

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overseeing our accounting and financial reporting processes and internal controls, as well as the audit and integrity of our financial statements, including: appointing, overseeing the work of, and approving the compensation of our independent registered public accounting firm; reviewing and approving the scope and timing of the audit; reviewing and discussing with our independent registered public accounting firm the results of the audit; and evaluating the qualifications, performance, and independence of our independent registered public accounting firm;

•	overseeing and reviewing our internal audit function;

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overseeing our financial statements and certain other external disclosures, including reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	overseeing and reviewing our control and risk management systems;

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establishing procedures for, reviewing, and overseeing our investigation of reported concerns related to accounting, internal controls, and internal or financial auditing matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing, and if appropriate, approving related-party transactions.

Compensation committee

The members of our compensation committee will be Rajeev Date (chair), Bradley Horowitz, David Orfao, and Danita Ostling. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and meets the requirements for independence under the NYSE listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

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reviewing and approving the compensation of our executive officers (other than our chief executive officer for whom the compensation committee reviews and recommends said compensation to the board of directors);

•	reviewing, approving, and administering our incentive compensation plans;

•	evaluating and recommending to our board of directors the compensation of our directors;

•	reviewing our overall compensation philosophy;

•	reviewing and discussing with management compensation-related risks; and

•	overseeing practices and strategies relating to human capital management.

Nominating and corporate governance committee

The members of our nominating and corporate governance committee will be M. Michele Burns (chair), Rajeev Date, and P. Sean Neville. Each member of our nominating and corporate governance committee is an independent director under the NYSE listing standards. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

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reviewing and overseeing compliance with our corporate governance guidelines and code of business conduct and ethics and reviewing proposed waivers of our code of business conduct and ethics for directors and executive officers;

•	overseeing our corporate governance practices, including our corporate governance framework and corporate social responsibility practices; and

•	overseeing the process of evaluating the performance of our board of directors.

Risk committee

The members of our risk committee will be Craig Broderick (chair), Bradley Horowitz, P. Sean Neville, David Orfao, and Danita Ostling. Our risk committee is responsible for, among other things:

•	overseeing our approach to enterprise risk management and related policies, practices, and guidelines;

•	overseeing our approach to maintaining and enhancing our compliance program; and

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together with the audit committee, reviewing the internal audit results regarding the effectiveness of our risk governance framework, significant compliance matters, and our policies and practices with respect to risk assessment and risk management.

Strategy committee

The members of our strategy committee will be Bradley Horowitz (chair), Jeremy Allaire, Craig Broderick, and P. Sean Neville. Our strategy committee is responsible for, among other things:

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overseeing the development and implementation of our corporate strategy, including short- and long-term strategic planning and related operational decision-making and of our assessment of the competitive environment;

•	overseeing and making recommendations to our board of directors about investments and go-to-market plans; and

•	reviewing and making recommendations to our board of directors about strategic transactions.

Code of conduct and ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation committee interlocks and insider participation

None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Compensation discussion & analysis

The purpose of this “Compensation discussion and analysis” section (the “CD&A”) is to provide a description of our executive compensation programs, including our pay-for-performance philosophy and long-term value strategy, the elements we use in our program, and the considerations used by our Compensation Committee of the board of directors (the “Compensation Committee”) to make sound compensation decisions. This CD&A should be read together with the compensation tables and related disclosures set forth below.

This CD&A may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

This discussion focuses on our Chief Executive Officer, Chief Financial Officer, and the three most highly compensated executive officers (the “NEOs”) for fiscal year 2024 who are listed in the table below. While this CD&A focuses primarily on the compensation of our NEOs for fiscal year 2024, this CD&A also includes, where noted, relevant compensation information for our NEOs in fiscal year 2025.

Jeremy Allaire	Chairman and Chief Executive Officer
Jeremy Fox-Geen	Chief Financial Officer
Elisabeth Carpenter(1)	Chief Operating Officer
Heath Tarbert	Chief Legal Officer and Head of Corporate Affairs(2)
Nikhil Chandhok	Chief Product Officer(3)

(1)	Effective January 1, 2025, Ms. Carpenter became our Chief Strategic Engagement Officer and was no longer considered an executive officer of our Company, but remains a non-executive officer employee and member of our executive leadership team.

(2)	Effective January 1, 2025, Mr. Tarbert was promoted to “President” and remains “Chief Legal Officer.”

(3)	Effective January 1, 2025, Mr. Chandhok was promoted to “Chief Product and Technology Officer.”

Executive summary

Our compensation philosophy and objectives

Circle promotes a compensation philosophy to ensure competitive, fair, performance-driven total rewards packages for our executives, while simultaneously creating long-term value for our stockholders.

The objectives of this philosophy are to:

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Align the total rewards programs at Circle with Circle’s mission, performance, and the interests of our stockholders, particularly with respect to key executives who are best positioned to drive long-term value creation.

•	Attract and retain executives that are both high performers in their specialty and exemplify Circle’s values.

•	Reinforce our pay-for-performance orientation through programs that motivate and reward executives for their contributions to Circle’s short- and long-term performance.

We believe our programs and practices, as described in this CD&A, achieve these objectives.

Compensation elements and pay mix

The Compensation Committee establishes and oversees our executive compensation program, including the determination of base salary and short- and long-term incentives. We believe these practices align with our peers in both design and value, and ultimately align NEO’s interests with those of stockholders, through the prioritizing of variable compensation elements. In fiscal year 2024, the principal elements of our executive compensation program, and the purpose of each element, were as follows:

Element	Type	Element	Key Features
Base Salary	Fixed	Cash	Provide fixed, ongoing compensation to attract and retain executives, which is representative of the market for their role and expected contributions.

Short-Term Incentive	Variable	Cash	Variable cash incentive opportunity to motivate executives to achieve key short-term business and financial objectives aligned with the Company’s operating plan and strategic priorities. Payouts are determined formulaically based on the achievement of financial and business performance goals.

Long-Term Incentives	Variable	Equity	Granted in the form of restricted stock units (“RSUs”) to align the interests of executives with stockholders by promoting sustainable long-term value creation and reinforcing a pay-for-performance culture. Multi-year vesting schedules encourage long-term ownership, retention, and leadership continuity.

Executive compensation practices

Our executive compensation program and practices are designed to reinforce our pay-for-performance philosophy and incorporate the following corporate governance best practices designed to protect the interests of our stockholders.

What We Do	What We Don’t Do

☑  Maintain a pay-for-performance compensation philosophy to attract, motivate, and retain top executive talent.

☑   Include a mix of both short and long-term compensation, while emphasizing long-term equity compensation.

☑   Ensure that a significant portion of compensation is performance-based or variable and not guaranteed.

☑   Conduct annual reviews of NEO compensation to ensure alignment with competitive market practices.

☑   Regularly discuss risks of our compensation program.

☑  Maintain an independent Compensation Committee and independent consultant to the Compensation Committee.

☑  Require stock ownership equal to 5x base salary for our Chief Executive Officer and 3x base salary for all other executive officers.

☑  Maintain a compensation recovery policy for erroneously awarded incentive-based compensation to ensure accountability.

☒  Offer change-in-control excise tax reimbursement or “gross-ups.”

☒   Enter into fixed term employment agreements.

☒  Offer “single-trigger” change-in-control arrangements.

☒  Provide excessive perquisites.

☒  Permit hedging or pledging of Circle securities.

☒   Provide pensions or supplemental executive retirement programs.

☒   Award option grants at discounted stock prices or permit option repricing without stockholder approval.

Executive compensation process

Role of the Compensation Committee, management, and the board of directors

The Compensation Committee oversees and discharges responsibilities delegated by the board of directors related to executive compensation; director compensation; the Company’s compensation policies, plans, and benefits programs; equity compensation plans; compensation-related risks; human capital management; and other duties that may be assigned to the Compensation Committee by the board of directors. With respect to executive compensation the Compensation Committee reviews and approves existing and new compensation programs, including identifying, reviewing, and approving corporate goals and objectives relevant to each such executive’s compensation, and evaluating each such executive’s performance in light of such goals and objectives. With respect to the Chief Executive Officer, the Compensation Committee reviews and recommends compensation decisions to the board of directors, who oversees and approves such compensation. Additionally, the Compensation Committee is responsible for reviewing, approving, and administering short- and long-term incentive compensation plans for employees and officers of the Company, including establishing performance objectives and evaluating performance achievement, reviewing and approving all related plans and grant awards pursuant to such plans, and adopting, amending, and terminating any such plans subject to obtaining any required stockholder approval. The Compensation Committee oversees the Company’s stock ownership guidelines for executive officers and directors, and oversees the approval and administration of the compensation recoupment, clawback, and similar policies. Additionally, the Compensation Committee annually reviews and approves the list of companies to be included in any compensation peer group used to benchmark pay levels based on criteria the Compensation Committee deems appropriate. Finally, the Compensation

Committee oversees the administration of, and, as appropriate, the enforcement of our clawback policies and any recoupment-related activity.

Independent compensation committee consultant’s role in determining compensation

From 2021 until August 2024, the Compensation Committee engaged Pearl Meyer as its independent compensation consultant, and Pearl Meyer advised the Compensation Committee with respect to 2024 pay decisions, other than the payout amount of the 2024 STIP (as defined below). In August 2024, the Compensation Committee engaged Semler Brossy as its independent compensation consultant. The Compensation Committee’s consultant provides guidance to the Compensation Committee regarding the amount and types of compensation provided to executives and directors, plan design for our short-term and long-term incentive plans, peer group determination, and share plan usage.

Fiscal year 2024 peer group companies

Competitive compensation data is one of several factors that our Compensation Committee considers in making its decisions with respect to the compensation of our executives, including our NEOs. Specifically, our Compensation Committee considers compensation data in our competitive market for executive talent, particularly the compensation levels and practices of a group of peer companies (the “Compensation Peer Group”), as determined by our Compensation Committee. The Compensation Committee, with the assistance of Pearl Meyer, developed and approved the following Compensation Peer Group for fiscal year 2024 based on each company’s similarity to us in terms of industry and financial characteristics, as determined using the following criteria:

•	business model and/or product, with a focus on companies with FinTech, cryptocurrency, and banking industries;

•	similar size, as measured by revenue, assets, and market capitalization;

•	headquartered in the United States and traded on a major stock exchange; and

•	preference for high annual revenue growth companies.

Peer Companies for fiscal year 2024:

ACI Worldwide, Inc.	LendingClub Corporation	Shift4 Payments, Inc.
Affirm Holdings, Inc.	Marqeta, Inc.	SoFi Technologies, Inc.
BILL Holdings, Inc.	MongoDB, Inc.	Synovus Financial Corp.
Coinbase Global, Inc.	Payoneer Global Inc.	Upstart Holdings, Inc.
Customers Bancorp, Inc.	Q2 Holdings, Inc.	WEX Inc.
Jack Henry & Associates, Inc.	Repay Holdings Corporation

Following Semler Brossy’s appointment as the Compensation Committee’s independent consultant, the Compensation Committee revisited the compensation peer group for fiscal year 2025 to specifically focus on FinTech, financial services, and digital platform companies within a similar size of Circle, as measured by revenue, market capitalization, and EBITDA. As a result, the Compensation Committee removed five entities due to size and less direct industry comparability (Customers Bancorp, Inc., Marqeta, Inc., Repay Holdings Corporation, Synovus Financial Corp., and Upstart Holdings, Inc.) and added nine companies with stronger industry comparability (BlackLine, Inc., DocuSign, Inc., Dropbox, Inc., Evercore Inc., Enova International, Inc., Lending Tree, Inc., Remitly Global, Inc., Robinhood Markets, Inc., and World Acceptance Corporation).

Analysis of fiscal year 2024 compensation

Elements of NEO compensation

The fiscal year 2024 executive compensation program consisted of the following elements: base salary, short-term incentive compensation, and long-term equity incentive compensation in the form of RSUs. Each element, which is further discussed below, is intended to reward and motivate executives in different ways consistent with our overall compensation philosophy. Each of the above-described compensation elements for our NEOs for fiscal year 2024 is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation philosophy and objectives.

Base salaries

Each of the NEOs is paid a base salary commensurate with his or her skill set, experience, performance, role, and responsibilities. For fiscal year 2024, the annual base salaries for Mr. Allaire, Mr. Fox-Geen, Ms. Carpenter, Mr. Tarbert, and Mr. Chandhok were $900,000, $500,000, $500,000, $500,000, and $500,000, respectively. For fiscal year 2025, the annual base salaries for Messrs. Allaire, Fox-Geen, Tarbert, and Chandhok remain unchanged.

Short-Term Incentive Plan (“STIP”)

The STIP is a cash-based annual bonus plan that rewards our NEOs and other executives for the achievement of key short-term objectives established by our Compensation Committee over two six-month performance periods. For the 2024 plan year (the “2024 STIP”), the target annual bonuses for Mr. Allaire, Mr. Fox-Geen, Ms. Carpenter, Mr. Tarbert, and Mr. Chandhok were 140%, 110%, 110%, 110%, and 75%, respectively, of each applicable NEO’s annual base salary (which were the same bonus targets as for 2023 and 2025, with the exception of Mr. Chandhok, whose target increased from 60% to 75% from 2023 to 2024 and from 75% to 110% for 2025). Bonuses under the 2024 STIP were payable between 0% and 150% of target levels, determined as follows: (i) for the January 1, 2024 to June 30, 2024 performance period, based on the achievement against the following corporate performance goals: STIP Adjusted EBITDA (70%) and non-financial business performance goals (30%) (the “1H STIP”) and (ii) for the July 1, 2024 to December 31, 2024 performance period based on the achievement of the following corporate performance goals: STIP Adjusted EBITDA (70%) and non-financial business performance goals (30%) (the “2H STIP”).

For the 1H STIP, the STIP Adjusted EBITDA performance targets and potential payout opportunities were as follows:

	Threshold	Target	Maximum
STIP Adjusted EBITDA Goal ($M)	80	107	140
Achievement %	80%	107%	140%
Payout %	50%	100%	150%

Additionally, for the 1H STIP, the non-financial business performance goals, each weighted equally, were as follows:

•	Hit key milestones for public company readiness;
•	Launch in two new international markets;
•	Onboard with two new reserve banks; and
•	Lay groundwork in three new strategic markets.

For the non-financial business performance goals, threshold payout of 50% is based on achievement of two of the goals, target payout of 100% is based on achievement of three of the goals, and maximum payout of 150% is based on achievement of all four of the goals.

For 2H STIP, the STIP Adjusted EBITDA performance targets and potential payout opportunities were as follows:

	Threshold	Target	Maximum
STIP Adjusted EBITDA Goal ($M)	83	127	160
Achievement %	82%	125%	158%
Payout %	50%	100%	150%

Additionally, for the 2H STIP, the non-financial business performance goals, each weighted equally, were as follows:

•	Close three enterprise-scale commercial partnerships;
•	Enable three new monetization streams;
•	Open accounts with three new reserve banks;
•	Lay groundwork in three new strategic markets; and
•	Launch three critical components of major blockchain infrastructure.

For the non-financial business performance goals, threshold payout of 50% is based on achievement of two of the goals, target payout is based on achievement of three of the goals, and maximum payout is based on achievement of all five of the goals.

For purposes of the STIP, STIP Adjusted EBITDA is defined as our Adjusted EBITDA, plus one-time severance and retention costs, less digital assets gains and impairment, less other non-recurring income derived from non-core operations.

For the 1H STIP for 2024, the STIP Adjusted EBITDA Goal was achieved at $160M, resulting in a payout percentage of 150% for the financial component, and all four non-financial business performance goals were achieved, resulting in a payout percentage of 150% for the non-financial component, and an aggregate achievement for the 1H STIP of 150% of target levels. For the 2H STIP for 2024, the STIP Adjusted EBITDA Goal was achieved at $123M, resulting in a payout percentage of 99% for the financial component, and three non-financial business performance goals were achieved, resulting in a payout percentage of 100% for the non-financial component, and an aggregate achievement for the 2H STIP of 99% of target levels. The resulting aggregate funding level under the 2024 STIP was 124.5%. Accordingly, payouts to the NEOs were as follows: (i) Mr. Allaire, $1,568,700, (ii) Mr. Fox-Geen, $684,750, (iii) Ms. Carpenter, $684,750, (iv) Mr. Tarbert, $684,750, and (v) Mr. Chandhok, $466,875.

Equity incentive compensation

Each year our NEOs are eligible to receive equity awards under our Annual Grant Program (“Annual Grant”). In 2024, our NEOs received 100% of their Annual Grant in the form of RSUs (the “2024 Annual Grants”). The amounts granted of the 2024 Annual Grant were determined by several factors, including the Compensation Committee factoring in peer data, the individual’s performance and impact to the Company, and the individual’s outstanding equity holdings.

For 2024 Annual Grants, grants made to the NEOs were as follows: (i) Mr. Allaire, $9,000,000, (ii) Mr. Fox-Geen, $4,000,000, (iii) Ms. Carpenter, $4,000,000, (iv) Mr. Tarbert, $4,000,000, and (v) Mr. Chandhok, $4,000,000.

The 2024 Annual Grants have both time-based and performance-based vesting conditions. The time-based vesting condition is 25% after one year, then monthly thereafter for the next 36 months. The performance-based vesting condition will be satisfied upon a qualifying change in control event or public listing of the Company, which will be deemed satisfied in connection with our initial public offering.

For 2025, our NEOs (Messrs. Allaire, Fox-Geen, Tarbert, and Chandhok) received 100% of their Annual Grant in the form of RSUs (the “2025 Annual Grants”). The amounts granted of the 2025 Annual Grant were determined by the Compensation Committee factoring in peer data, the individual’s performance and impact to the Company, and the individual’s outstanding equity holdings.

For 2025 Annual Grants, grants made to our 2025 NEOs (Messrs. Allaire, Fox-Geen, Tarbert, and Chandhok) were as follows: (i) Mr. Allaire, $9,000,000, (ii) Mr. Fox-Geen, $6,000,000, (iii) Mr. Tarbert, $7,500,000, and (iv) Mr. Chandhok, $6,000,000. For Mr. Tarbert, $1,500,000 represents a one-time promotional grant.

The 2025 Annual Grants have both time-based and performance-based vesting conditions. The time-based vesting condition is 25% after one year, then monthly thereafter for the next 36 months. The performance-based vesting condition will be satisfied upon a qualifying change in control event or public listing of the Company, which will be deemed satisfied in connection with our initial public offering.

One time IPO-related compensation

In connection with the efforts undertaken to prepare Circle for an initial public offering and to continue executing upon critical business initiatives thereafter, each of our NEOs who remains an executive officer at such time (Messrs. Allaire, Fox-Geen, Tarbert, and Chandhok) will receive a cash bonus of $1,000,000, to be paid in quarterly installments over two years beginning in March 2025.

Other compensation and benefits

Company 401(k) plan

Our executives, including our NEOs, may participate in our tax-qualified 401(k) retirement plan, which provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to the applicable annual limits set forth in the Internal Revenue Code of 1986, as amended (the “Code”). In fiscal year 2024, we matched 100% of the first 3% of contributions by plan participants, and 50% of the next 2% of contributions by plan participants, subject to annual contribution limits set forth in the Code. The 401(k) plan is intended to be qualified under Section 401(a) of the Code and its related trust is intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Health and welfare benefits

Our executives, including our NEOs, are eligible to receive the same health and welfare benefits that are generally available to all of our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include our medical, dental, and vision insurance, and life and disability insurance plans. In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

Perquisites and personal benefits

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executives, including our NEOs, except as generally made available to our employees, or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to reward long-standing service to us, to make our executives more efficient and effective, or for recruitment and retention purposes.

In fiscal year 2024, we provided payment for the expenses for personal security during personal travel and at his residence to Mr. Allaire to address safety concerns arising as a result of his position with the Company. We required these security and privacy measures for Circle’s benefit because of the importance of Mr. Allaire’s role to our Company, and we believe that the scope and costs of these security measures are appropriate and necessary. We report the aggregate incremental cost to the Company for these services in the “All Other Compensation” column of “Executive Compensation—Summary Compensation Table” below.

Employment arrangements with NEOs

We have entered into offer letters with each of our NEOs. In fiscal year 2025, we also adopted executive severance guidelines (the “Executive Severance Guidelines”), which provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of Circle. All of our NEOs are eligible for severance benefits under the Executive Severance Guidelines and the terms of the Executive Severance Guidelines replace the severance provisions in such NEO’s offer letters, if any. The terms and conditions relating to the Executive Severance Guidelines are set forth below in “—Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Offer letters

The material terms of the applicable offer letters with Mr. Allaire, Mr. Fox-Geen, Ms. Carpenter, Mr. Tarbert, and Mr. Chandhok are described below.

Jeremy Allaire. We entered into an offer letter with Mr. Allaire, dated February 1, 2025 (the “Allaire Offer Letter”), which detailed his then-current terms of employment in the position of Chief Executive Officer. The Allaire Offer Letter sets forth Mr. Allaire’s annual base salary, his target bonus percentage, and his eligibility to participate in our equity incentive plan and our benefit plans generally. Mr. Allaire is subject to our standard noncompetition, non-solicitation, confidentiality, and assignment agreement, which provides for restrictions on noncompetition (during employment and for one year post-termination), employee and customer non-solicitation (during employment and for one year post-termination), confidentiality (perpetual), and assignment of intellectual property rights.

Jeremy Fox-Geen. We entered into an offer letter with Mr. Fox-Geen, dated as of February 1, 2025 (the “Fox-Geen Offer Letter”). The Fox-Geen Offer Letter sets forth the terms of Mr. Fox-Geen’s employment, including his positions and duties, his annual base salary, his target bonus percentage, and his eligibility to participate in our equity incentive plan and benefit plans generally. Mr. Fox-Geen is subject to our standard non-solicitation, confidentiality, and assignment agreement, which provides for restrictions on employee and customer non-solicitation (during employment and for one year post-termination), confidentiality (perpetual), and assignment of intellectual property rights.

Elisabeth Carpenter. We entered into an offer letter with Ms. Carpenter, dated as of May 16, 2016 (the “Carpenter Offer Letter”). The Carpenter Offer Letter sets forth the terms of Ms. Carpenter’s employment, including her positions and duties, her annual base salary, her target bonus percentage, and her eligibility to participate in our equity incentive plan and our benefit plans generally. Ms. Carpenter is subject to our standard noncompetition, non-solicitation, confidentiality, and assignment agreement, which provides for restrictions on noncompetition (during employment and for one year post-termination), employee and customer non-solicitation (during employment and for one year post-termination), confidentiality (perpetual), and assignment of intellectual property rights.

Heath Tarbert. We entered into an offer letter with Mr. Tarbert, dated as of February 1, 2025 (the “Tarbert Offer Letter”). The Tarbert Offer Letter sets forth the terms of Mr. Tarbert’s employment, including his positions and duties, his annual base salary, his target bonus percentage, and his eligibility to participate in our equity incentive plan and benefit plans generally. Mr. Tarbert is subject to our standard non-solicitation, confidentiality, and assignment agreement, which provides for restrictions on employee and customer non-solicitation (during employment and for one year post-termination), confidentiality (perpetual), and assignment of intellectual property rights.

Nikhil Chandhok. We entered into an offer letter with Mr. Chandhok, dated as of February 1, 2025 (the “Chandhok Offer Letter”). The Chandhok Offer Letter sets forth the terms of Mr. Chandhok’s employment, including his positions and duties, his annual base salary, his target bonus percentage, and his eligibility to participate in our equity incentive plan and benefit plans generally. Mr. Chandhok is subject to our standard non-solicitation, confidentiality, and assignment agreement, which provides for restrictions on employee and customer non-solicitation (during employment and for one year post-termination), confidentiality (perpetual), and assignment of intellectual property rights.

Other compensation governance practices

Stock ownership guidelines

Effective on the consummation of our initial public offering, we will require our executive officers and directors meet minimum stock ownership guidelines, as we believe stock ownership is an important tool to strengthen the alignment of interests among our executive officers, non-employee directors, and our stockholders.

Pursuant to the stock ownership guidelines, our Chief Executive Officer, each other executive officer, and our non-employee directors are required to hold Circle stock with a value equal to 5 times, 3 times, and 3 times, respectively, his or her annual base salary or annual cash retainer fee, as applicable. Each individual covered by the stock ownership guidelines will be required to satisfy their stock ownership requirements within five years after the later of (i) effectiveness of this prospectus which forms a part of the registration statement and (ii) such executive officer’s appointment as an executive officer or such non-employee director’s election to the board of directors, as applicable. Compliance with the ownership guidelines will be measured on December 31 of each year, noting the 5-year phase in requirement where ownership has not been met. For purposes of measuring compliance with these guidelines, vested and unvested time-based RSUs (on a net basis) and Company stock directly or indirectly owned or beneficially owned by the NEO or non-employee director or the executive officer or non-employee director’s immediate family members residing in the same household, will count toward the executive officer or non-employee director’s stock holdings. Performance-based restricted stock, RSUs that are unearned (i.e., performance-based awards for which the applicable performance conditions have not been satisfied), and unexercised stock options, including vested in-the-money options, are not counted for purposes of compliance. Until the stock ownership requirements are achieved, each applicable individual is expected to retain at least 50% of the total number of shares acquired by them following the grant, exercise, or settlement of any equity award, as applicable, on a net basis, and excluding any shares held subject to a 10b5-1 sales plan in existence as of the date of the registration statement.

Clawback policy

Effective on the consummation of our initial public offering, we will adopt an executive compensation recoupment policy intended to comply with the requirements of Section 10D of the Exchange Act and the rules of the stock exchange on which our securities are listed (our “Clawback Policy”), under which the Compensation Committee must recover certain excess incentive-based compensation paid to executives in the event of a restatement of our financial statements due to our material noncompliance with any financial reporting required under U.S. federal securities laws. A copy of the Clawback Policy is filed with this prospectus.

Hedging & pledging policies

Transactions in derivative securities may reflect a short-term and speculative interest in our securities and may create the appearance of impropriety. Trading in derivatives may also focus attention on short-term performance at the expense of our long-term objectives. Therefore, our Insider Trading Policy prohibits our directors, officers, and employees from engaging in any derivative transactions that are designed to hedge or speculate on any change in the market value of our securities. Options and other securities issued pursuant to our compensation plans or other compensatory arrangements with us are not subject to this prohibition. In addition, our Insider Trading Policy also prohibits our directors, officers, and employees from pledging our securities, including purchasing our securities on margin or holding our securities in a margin account.

Compensation and risk management

Our Compensation Committee, our compensation consultant, and our management team each play a role in evaluating and mitigating potential risks associated with our compensation program, practices, and policies. Our Compensation Committee, with input and support from our compensation consultant and management, has performed a compensation risk assessment.

In particular, this assessment considered compensation program attributes that help to mitigate risk, including, for example:

•	the mix of cash and equity compensation;

•	a balance of short- and long-term incentive plan designs with multiple performance measures that emphasize top- and bottom-line performance; and

•	the oversight of an independent Compensation Committee.

Based on this assessment, our Compensation Committee concluded that our compensation policies and practices, taken as a whole, are not reasonably likely to have a material adverse effect on Circle.

Tax and accounting considerations

Deductibility of executive compensation

Code Section 162(m), as amended by the Tax Cuts and Jobs Act, generally imposes a $1 million cap on the federal income tax deduction for compensation paid to our “covered employees” during any fiscal year. While the Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, and, in the exercise of its business judgment and in accordance with its compensation philosophy, the Compensation Committee retains the flexibility to award compensation even if the compensation is not deductible by us for tax purposes, and to modify compensation that was initially intended to be tax deductible if it determines such modifications are consistent with our business needs.

Accounting for stock-based compensation

The Compensation Committee takes accounting considerations into account in designing compensation plans and arrangements for our NEOs and other employees. We follow the Financial Accounting Standard Board’s Accounting Standards Codification Topic 718 (FASB ASC Topic 718) for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards based on the grant date “fair value” of these awards.

Summary compensation table

The following table sets forth information concerning the compensation paid to our named executive officers during our fiscal years ended December 31, 2024, 2023, and 2022.

Name and principal position	Year		Salary($)	Bonus ($)		Stock awards ($)(1)	Option awards ($)(2)	Non -equity incentive plan compen- sation ($)	All other compen- sation ($)(3)	Total ($)
Jeremy Allaire	2024		900,000	—		8,999,983	—	1,568,700	776,334	12,245,017
Chairman and Chief Executive Officer	2023		850,000	—		3,849,977	3,868,126	1,386,350	106,100	10,060,553

	2022		850,000	—		3,799,982	3,802,527	1,154,300	—	9,606,809
Jeremy Fox-Geen	2024		500,000	—		3,999,996	—	684,750	—	5,184,746
Chief Financial Officer	2023		500,000	—		1,749,975	1,756,476	640,750	—	4,647,201

	2022		500,000	250,000	(7)	749,958	750,424	533,500	—	2,783,882
Elisabeth Carpenter	2024		500,000	—		3,999,996	—	684,750	—	5,184,746
Chief Strategic Engagement Officer(4)	2023		500,000	—		1,749,975	1,755,930	640,750	—	4,646,655

	2022		500,000	—		1,549,964	1,550,956	533,500	—	4,134,420
Heath Tarbert	2024		500,000	—		3,999,996	—	684,750	—	5,184,746
President and Chief Legal Officer(5)	2023	(6)	250,000	500,000	(7)	11,421,846	11,890,559	412,500	—	24,474,905
Nikhil Chandhok	2024		500,000	—		3,999,996	—	466,875	—	4,966,871
Chief Product and Technology Officer(8)	2023		475,000	—		749,975	752,233	332,025	—	2,309,233
	2022	(9)	342,330	—		25,919,641	16,125,167	199,116	—	42,586,254

(1)	The amounts reported represent the aggregate grant date fair value of the RSU awards granted to the NEOs, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSU awards reported in this column are set forth in Note 18 to our audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these RSU awards and do not correspond to the actual economic value that may be received by our NEOs upon the vesting and settlement of the RSU awards or any sale of the underlying shares of Circle following settlement.

(2)	The amounts reported represent the aggregate grant date fair value of the option awards granted to the NEOs, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the option awards reported in this column are set forth in Note 18 to our audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these option awards and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the option awards or any sale of the underlying shares of Circle.

(3)	The amount reported reflects costs related to personal security services for Mr. Allaire in 2023, and for personal security during personal travel and home security enhancement for Mr. Allaire in 2024.

(4)	In 2024, Ms. Carpenter held the role of Chief Operating Officer.

(5)	In 2024, Mr. Tarbert held the role of Chief Legal Officer and Head of Corporate Affairs.

(6)	Mr. Tarbert commenced his employment with us on July 1, 2023 and his base salary and cash-based incentive compensation were pro-rated accordingly.

(7)	Represents a one-time sign-on bonus granted in connection with each of Mr. Fox-Geen’s and Mr. Tarbert’s commencement of employment. For Mr. Fox-Geen, his bonus was paid one year following the commencement of his employment.

(8)	In 2024, Mr. Chandhok held the role of Chief Product Officer.

(9)	Mr. Chandhok commenced his employment with us on February 2, 2022 and his base salary and cash-based incentive compensation were pro-rated accordingly.

Grants of plan-based awards

The following table sets forth information with respect to plan-based awards granted to our named executive officers during our fiscal year ended December 31, 2024.

	Grant date	Estimated future payouts under non-equity incentive plan awards(1)			All other stock awards: number of shares of stock or units (#)(2)	Grant date fair value of stock and option awards
Name		Threshold ($)	Target ($)	Maximum ($)
Jeremy Allaire	20-Mar-2024 27-Feb-2024	$630,000	$1,260,000	$1,890,000	323,624	$8,999,983
Jeremy Fox-Geen	20-Mar-2024 27-Feb-2024	$275,000	$550,000	$825,000	143,833	$3,999,996
Elisabeth Carpenter	20-Mar-2024 27-Feb-2024	$275,000	$550,000	$825,000	143,833	$3,999,996
Heath Tarbert	20-Mar-2024 27-Feb-2024	$275,000	$550,000	$825,000	143,833	$3,999,996
Nikhil Chandhok	20-Mar-2024 27-Feb-2024	$187,500	$375,000	$562,500	143,833	$3,999,996

(1)	These columns reflect the 2024 STIP opportunities for our NEOs, as described under “Compensation Discussion & Analysis—Analysis of Fiscal Year 2024 Compensation—Elements of NEO Compensation—Short-Term Incentive Plan (“STIP”) above.

(2)	The amounts in this column reflect the RSUs granted to our NEOs during fiscal year 2024, as described under “Compensation Discussion & Analysis—Analysis of Fiscal Year 2024 Compensation—Elements of NEO Compensation—Equity Incentive Compensation above.

Outstanding equity awards at fiscal year-end

The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended December 31, 2024.

		Option awards(1)					Stock awards(1)
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)
Jeremy Allaire	11-Sep-2018	552,938	—		$0.08	11-Sep-2028	—		—
	16-Jan-2020	583,333	—		$0.08	16-Jan-2030	—		—
	04-May-2022	106,081	39,401	(2)	$48.45	04-May-2032	—		—
	17-Apr-2023	115,588	125,640	(2)	$32.95	13-Apr-2033	—		—
	03-May-2023	14	16	(2)	$32.95	03-May-2033	—		—
	04-May-2022	—	—		—	—	78,431	(3)	$2,443,910
	17-Apr-2023	—	—		—	—	116,843	(3)	$3,640,828
	20-Mar-2024	—	—		—	—	323,624	(3)	$10,084,124
Jeremy Fox-Geen	19-May-2021	1,272,928	156,250	(2)	$10.11	19-May-2031	—		—
	04-May-2022	20,937	7,776	(2)	$48.45	04-May-2032	—		—
	17-Apr-2023	52,547	57,116	(2)	$32.95	13-Apr-2033	—		—
	04-May-2022	—	—		—	—	15,479	(3)	$482,326
	17-Apr-2023	—	—		—	—	53,110	(3)	$1,654,908
	20-Mar-2024	—	—		—	—	143,833	(3)	$4,481,836
Elisabeth Carpenter	31-Jul-2017	76,792	—		$0.08	31-Jul-2027	—		—
	31-Jul-2017	18,011	—		$0.08	31-Jul-2027	—		—
	24-Jun-2019	175,208	—		$0.08	24-Jun-2029	—		—
	16-Jan-2020	656,250	—		$0.08	16-Jan-2030	—		—
	27-Aug-2020	2,173,698	—		$0.08	27-Aug-2030	—		—
	04-May-2022	43,269	16,072	(2)	$48.45	04-May-2032	—		—
	17-Apr-2023	52,540	57,109	(2)	$32.95	13-Apr-2033	—		—

		Option awards(1)					Stock awards(1)
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)
	03-May-2023	7	7	(2)	$32.95	03-May-2033	—		—
	04-May-2022	—	—		—	—	31,991	(3)	$996,840
	17-Apr-2023	—	—		—	—	53,110	(3)	$1,654,908
	20-Mar-2024	—	—		—	—	143,833	(3)	$4,481,836
Heath Tarbert	02-Sep-2023	332,905	607,063	(2)	$25.09	28-Aug-2033	—		—
	02-Sep-2023	—	—		—	—	455,235	(3)	$14,185,123
	20-Mar-2024	—	—		—	—	143,833	(3)	$4,481,836
Nikhil Chandhok	04-Feb-2022	899,355	370,322	(2)	$25.81	04-Feb-2032	—		—
	17-Apr-2023	22,520	24,478	(2)	$32.95	13-Apr-2033	—		—
	04-Feb-2022	—	—		—	—	1,004,248	(3)	$31,292,368
	17-Apr-2023	—	—		—	—	22,761	(3)	$709,233
	20-Mar-2024	—	—		—	—	143,833	(3)	$4,481,836

(1)	Each equity award was granted under and is subject to the terms of our 2013 Scheme. As described below under “2013 Circle Internet Financial Limited Share Award Scheme,” awards under the 2013 Scheme will be exercised or settled, as applicable, for shares of Class A common stock or Class B common stock, as applicable, of Circle Internet Group, Inc.

(2)	1/4 of the shares subject to the option award vest upon the one-year anniversary following the vesting commencement date and the remaining portion vest in 36 successive equal monthly installments thereafter, in each case, subject to the NEO’s continued service relationship with Circle through each applicable vesting date. The award is also subject to certain acceleration of vesting provisions described under “Potential Payments Upon Termination or Change in Control” below.

(3)	These RSUs vest based on the satisfaction of both service-based and liquidity-based vesting conditions and will expire if not vested prior to the seventh anniversary of the grant date. The service-based vesting period for these RSU awards is scheduled over four years, with 1/4 of the shares subject to these RSU awards vesting upon the first anniversary of the vesting commencement date and the remaining portion vesting in 36 successive equal monthly installments thereafter, in each case, subject to the NEO’s continued service relationship with Circle through each applicable vesting date. The awards are also subject to certain acceleration of vesting provisions as described under “Potential Payments Upon Termination or Change in Control” below.

Option exercises and stock vested

The following table sets forth information concerning stock options exercised and stock awards vested for our named executive officers during our fiscal year ended December 31, 2024.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeremy Allaire	—	—	—	—
Jeremy Fox-Geen	10,118	$147,723	0	$0
Elisabeth Carpenter	—	—	—	—
Heath Tarbert	—	—	—	—
Nikhil Chandhok	—	—	—	—

Pension benefits

None of our NEOs are entitled to any payments or other benefits following or in connection with retirement.

Nonqualified deferred compensation

None of our NEOs participate in any plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential payments upon termination or change in control

Executive Severance Guidelines

We maintain Executive Severance Guidelines, most recently updated as of January 1, 2025, which provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of Circle. As a condition to receiving any severance pay or benefits under the Executive Severance Guidelines, the NEO must execute a release of claims in favor of Circle.

Generally, the following definitions would apply under the Executive Severance Guidelines:

“Cause” generally means (i) the employee’s dishonest statements or acts with respect to Circle, or any current or prospective customers, suppliers, vendors, or other third parties with which Circle does business; (ii) the employee’s commission of (a) a felony or (b) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the employee’s willful failure to perform his or her assigned duties and responsibilities which failure continues after written notice given to the employee by Circle; (iv) the employee’s gross negligence, willful misconduct, or insubordination with respect to Circle or any affiliate of Circle; or (v) the employee’s material violation of any provision of any agreement(s) between the employee and Circle relating to non-solicitation, nondisclosure, and/or assignment of inventions.

“Good Reason” generally means any of the following unless such event is agreed to, in writing or as set forth below, by the employee: (i) a material reduction in the employee’s salary or benefits, other than as a result of a reduction in compensation affecting all similarly leveled employees of Circle, or its successor entity, generally; (ii) a material diminution of the employee’s duties or responsibilities or, in the event of a Change in Control, a substantial diminution in the employee’s title; (iii) a material change in the geographic location at which the employee must provide services to the Company; (iv) in the case of the Chief Executive Officer, a change of reporting line such that he or she is no longer reporting directly to the board of directors and in the case of any other NEO, a change of reporting line such that he or she is no longer reporting directly to the Chief Executive Officer; (v) reassignment of the employee into another Tier under the plan within ninety (90) days of entry into a letter of intent by the Company leading to a Change in Control without the prior written consent of the employee; or (vi) the failure of a successor to the Company to assume the plan; provided that, if any of the events set forth above occurs, the employee is required to give prompt written notice of such event to Circle or its successor entity, and if such event is not cured within 30 days from such notice, the employee may exercise his or her right to resign for Good Reason.

Termination without cause or for good reason (not involving a change in control)

Each of our NEOs is eligible to receive certain termination benefits upon a termination by Circle without “cause” or by such individual for “good reason,” other than in connection with a change in control of Circle under the Executive Severance Guidelines. Had the NEOs been terminated as of December 31, 2024, they would have been entitled to severance under their original offer letters, which generally provided for a multiplier on their base salary plus their pro rata target bonus. The following table sets forth the payments and benefits each of our NEOs would receive upon a termination by Circle without “cause” or by such individual for “good reason”:

Name	Cash severance	Benefit continuation	Equity awards
Jeremy Allaire	1.5x the sum of base salary and target bonus	Continuation of medical and welfare benefits at Circle’s cost for the 18-month period following the date of termination	Outstanding equity incentive awards will be treated in accordance with their terms and conditions
All other NEOs	1.0x the sum of base salary and target bonus	Continuation of medical and welfare benefits at Circle’s cost for the one-year period following the date of termination	Vested options will remain exercisable for nine months Other outstanding equity incentive awards will be treated in accordance with their terms and conditions

Termination without cause or for good reason in connection with a change in control

Under the Executive Severance Guidelines, in the event that the NEO’s employment is terminated by Circle without “cause” or by such individual for “good reason,” in each case, within three months prior to or 12 months after a “change in control” of Circle, then such individual would be eligible to receive the payments and benefits detailed below. Had the NEOs been terminated as of December 31, 2024, they would have been entitled to severance under their original offer letters, which generally provided for a multiplier on their base salary plus their pro rata target bonus.

Name	Cash benefit	Benefit continuation	Equity awards
Jeremy Allaire	2.0x the sum of base salary and target bonus	Continuation of medical and welfare benefits at Circle’s cost for the two-year period following the date of termination	100% acceleration of outstanding time-based equity awards
All other NEOs	1.5x the sum of base salary and target bonus	Continuation of medical and welfare benefits at Circle’s cost for the 18-month period following the date of termination	100% acceleration of outstanding time-based equity awards Vested options will remain exercisable for 12 months

The Executive Severance Guidelines also include a “best net” provision such that if the amounts to be received upon a termination of employment in connection with a change in control would trigger the excise tax on parachute payments, either the payments will be lowered so as not to trigger the excise tax, or they will be paid in full subject to the tax, whichever produces the better net after-tax position.

Quantification of termination payments and benefits

The table below sets forth the estimated payments and benefits that each fiscal year 2024 NEO would have been entitled to receive upon a qualifying termination of employment by the Company and/or the occurrence of a change in control, in each case assuming the relevant event occurred on December 31, 2024. Due to the number of factors that affect the nature and amount of any potential payments or benefits, actual payments and benefits may differ from those presented in the table below. Note that the following table of potential payments and benefits represents the severance provisions set forth in the NEO’s individual employment agreements or offer letters in effect as of December 31, 2024, and does not take into account the provisions of our current Executive Severance Guidelines discussed above, which were implemented effective January 1, 2025. However, the potential payments and benefits included in the table below do not differ materially from the potential payments and benefits available under our amended Executive Severance Guidelines, as amended for fiscal year 2025.

Name	Benefit	Termination Without Cause or Resignation for Good Reason Other than Change in Control	Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control
Jeremy Allaire	Cash severance	$3,240,000	$4,320,000
	Accelerated Vesting of Equity Awards	—	$16,168,862
	Health Benefits	$23,748	$47,497
	Total	$3,263,748	$20,536,359
Jeremy Fox-Geen	Cash Severance	$925,000	$1,050,000
	Accelerated Vesting of Equity Awards	—	$9,908,132
	Health Benefits	$26,798	$40,198
	Total	$951,798	$10,998,330
Elisabeth Carpenter	Cash Severance	$1,050,000	$1,575,000
	Accelerated Vesting of Equity Awards	—	$7,133,583
	Health Benefits	$21,792	$32,688
	Total	$1,071,792	$8,741,271
Heath Tarbert	Cash Severance	$1,050,000	$1,300,000
	Accelerated Vesting of Equity Awards	—	$22,351,831
	Health Benefits	$21,792	$32,688
	Total	$1,071,792	$23,684,519
Nikhil Chandhok	Cash Severance	$750,000	$875,000
	Accelerated Vesting of Equity Awards	—	$38,464,659
	Health Benefits	$11,874	$23,748
	Total	$761,874	$39,363,408

Description of equity plans

The 2013 Circle Internet Financial Limited Share Award Scheme

The 2013 Circle Internet Financial Limited Share Award Scheme (the “2013 Scheme”) was adopted on August 22, 2013 and most recently amended on June 30, 2024 in connection with the Redomiciliation. The 2013 Scheme provides for the grant of awards, consisting of options, conditional share awards, and restricted share awards to employees, directors, and consultants of Circle or any of its subsidiaries. In connection with our Redomiciliation, Circle Internet Group, Inc. has agreed to assume and fulfill the obligations of Circle Internet Financial Limited with respect to awards outstanding under the 2013 Scheme as of immediately prior to the

Redomiciliation. Accordingly, upon the exercise or settlement, as applicable, of awards outstanding under the 2013 Scheme, Circle Internet Group, Inc. will issue to the awardholder one share of Class A common stock for each fully paid voting ordinary share of Circle Internet Financial Limited (a “Scheme Share”) underlying the exercised or settled award, except that awards held by Jeremy Allaire and P. Sean Neville will be exercisable for or settled in, as applicable, shares of Class B common stock pursuant to the Conversion. Following the Redomiciliation, no further grants of any awards were or will be made under the 2013 Scheme.

The board of directors is responsible for the administration of the 2013 Scheme and may, from time to time, make or amend regulations for the administration of the 2013 Scheme as long as they are not inconsistent with the rules of the 2013 Scheme. The decision of the board of directors on all matters relating to the administration of the 2013 Scheme, including the resolution of any ambiguity of the rules in the 2013 Scheme, is final and binding. The board of directors may also terminate or, from time to time, suspend the grant of awards. The board of directors may also make, subject to certain restrictions, amendments to the rules of the 2013 Scheme or any subplans.

Generally, an award is granted by the execution by Circle of an award certificate, which provides information regarding the award’s date of grant, the number of shares issued pursuant to the award, vesting schedule, exercisability (if applicable), whether an option is an “incentive stock option” under the Code or a nonqualified stock option, and transfer restrictions.

In the case of options, the board of directors has absolute discretion to determine the exercise price; provided that such exercise price cannot be less than the nominal value of a Scheme Share.

With the exception of an individual’s death or in the event of a corporate transaction, awards are not capable of being transferred, charged, or otherwise alienated. Any time an award holder purports to make one of these transfers, the award shall lapse immediately.

The maximum number of Scheme Shares which may be the subject of awards under the 2013 Scheme may not exceed 65,313,680. Where an award has lapsed, been renounced, or otherwise becomes incapable of vesting, it shall not be counted towards the limit. If an award is granted that causes the maximum limit to be exceeded, then only the awards which do not cause the limit to be exceeded shall be effective.

Subject to certain provisions of the 2013 Scheme, no award can be exercised after the tenth anniversary of the date of grant (the seventh anniversary for an Irish tax resident). With the exception of certain special circumstances, an award can only be exercised while the award holder is employed by Circle or any of its subsidiaries. Subject to certain provisions, a vested award may be exercised in whole or in part at any time after its date of grant.

When there are certain corporate transactions related to Circle, such as a compulsory acquisition, a general offer, a reconstruction, a merger or division of Circle, the winding up of Circle, or the sale of Circle’s business or subsidiary, the board of directors has discretion (subject to certain requirements) to allow all awards (vested or unvested) to be exercised in whole or in part. In certain circumstances, if the board of directors exercises such discretion and the awards are not exercised, they will instead lapse. In certain corporate transactions, if Circle is acquired, all award holders may be required to release their awards in consideration of the grant of a new award. The board of directors also has discretion (subject to certain restrictions) to determine that certain of the awards shall vest (in whole or in part) conditionally and become exercisable on the date that Circle becomes listed on a stock exchange and any unvested awards will lapse.

An option award can lapse when it has not been exercised after the tenth anniversary of the date of grant (the seventh anniversary for an Irish tax resident). An option award can also lapse when the award holder ceases to be a director, an employee, or a consultant with Circle or any of its subsidiaries. An option award will lapse when an order is made by a court (or when a resolution is passed) for the compulsory winding up of Circle. Finally, an option award lapses when the award holder becomes bankrupt or enters into a compromise with their creditors, generally except as permitted under certain circumstances. Prior to the exercise of an option award, an award holder has no rights in respect of any Scheme Shares.

In the event of a reorganization, vesting conditions may be adjusted by the board of directors, subject to an auditor’s confirmation that the adjustment is fair and reasonable and notice to the award holder.

The board of directors generally has the authority to amend the 2013 Scheme; provided that such amendment may not be made for the benefit of existing or future award holders relating to who may be eligible to participate in the 2013 Scheme, the share reserve, and certain other matters, without prior approval by Circle in general meeting (or written approval of a majority of the voting power). No amendment or termination of the 2013 Scheme may adversely affect the rights of an existing award holder unless approved by such award holder.

The 2013 Scheme includes addendums applicable for U.S. participants and for UK participants and, along with other provisions, provides for certain requirements relating to the grant of incentive stock options (for U.S. participants) and EMI options (for UK participants). The 2013 Scheme also includes addendums applicable for Bermuda, Singapore, and Canada.

2024 Circle Internet Group, Inc. Share Award Plan

Effective upon the completion of the Redomiciliation on July 1, 2024, the board of directors of Circle Internet Group, Inc. adopted the Circle Internet Group, Inc. Share Award Plan (as amended, the “2024 Plan”), as the successor to the 2013 Scheme, to govern the grant of awards with respect to shares of Class A common stock and Class B common stock on and after the Redomiciliation. In the case of awards held by Jeremy Allaire and P. Sean Neville, awards under the 2024 Plan will be exercisable for or settled in, as applicable, shares of Class B common stock pursuant to the Conversion, as contemplated by the amendment to the 2024 Plan approved by the board of directors of Circle Internet Group, Inc. in May 2025.

The terms of the 2024 Plan are substantially the same as those described above under the 2013 Scheme, except that references to Scheme Shares were replaced with references to shares of Class A common stock or Class B common stock, as applicable, of Circle Internet Group, Inc. (“Plan Shares”). In addition, the 2024 Plan is governed by Delaware, not Irish, law and therefore removes certain provisions which were applicable only under Irish law, including those relating to a compulsory acquisition or reconstruction of the Company under Irish law.

As of the effectiveness of the Circle Internet Group, Inc. 2025 Omnibus Incentive Plan (described under “—2025 Omnibus Incentive Plan” below), no further equity awards will be granted under the 2024 Plan. Awards that are outstanding under the 2024 Plan as of the effectiveness of the Omnibus Incentive Plan will remain outstanding under, and subject to the terms and conditions of, the 2024 Plan.

The maximum number of Plan Shares which may be the subject of awards under the 2024 Plan may not, in the aggregate, exceed (i) 73,313,680 less (ii) the number of Scheme Shares which were subject to awards outstanding under the 2013 Scheme as of immediately prior to the adoption of the 2024 Plan (which, as of such time, was 42,333,762). The board of directors may delegate some or all of its authority under the 2024 Plan, including the authority to grant awards (except that such authority will not apply to any award held by a person covered by Section 16 of the Exchange Act) as permitted under applicable law, including Section 157(c) of the Delaware General Corporation Law.

As of March 31, 2025, options to purchase 21,648,694 shares at a weighted average exercise price of $8.79 per share plus 25,329,947 RSUs were outstanding under the 2024 Plan and 4,355,629 shares remained available for future issuance under the 2024 Plan.

2025 Omnibus Incentive Plan

The board of directors and our stockholders have approved the adoption of the Circle Internet Group, Inc. Omnibus Incentive Plan, which will be effective as of the date of this prospectus. The following summary describes the material terms of the Omnibus Incentive Plan.

Types of Awards. Awards under the Omnibus Incentive Plan include stock options (including options intended to qualify as incentive stock options under Section 422 of the Code (“ISOs”) and nonqualified stock options (“NSOs”)), share appreciation rights (“SARs”), restricted stock, RSUs, performance awards, other cash-based awards and other share-based awards (together, the “Awards”).

Plan Administration. The Omnibus Incentive Plan will be administered by the Compensation Committee, unless another committee is designated by the board of directors. To the extent permitted by applicable law, the Compensation Committee may delegate some or all of its authority under the Omnibus Incentive Plan, including the authority to grant Awards (other than to participants covered by Section 16 of the Exchange Act), to a subcommittee or subcommittees or to other persons or groups of persons as it deems necessary, appropriate or advisable.

Eligibility. Employees, prospective employees who have accepted an offer of employment, non-employee directors, consultants and any person who has accepted an offer of service or consultancy of the Company or any of its subsidiaries are eligible to be selected to participate in the Omnibus Incentive Plan.

Authorized Shares. Subject to adjustment as described below, the total number of shares of our Class A common stock authorized for issuance under the Omnibus Incentive Plan will not exceed 28,265,461 shares (the “Omnibus Plan Share Pool”). The maximum number of shares that may be issued upon the exercise of ISOs under the Omnibus Incentive Plan will be equal to the Omnibus Plan Share Pool. The number of shares reserved for issuance under the Omnibus Incentive Plan will be increased automatically on the first day of each fiscal year of our Company following the effective date of the plan by a number equal to the lesser of (i) 5% of the aggregate number of shares of all classes of our common stock outstanding on the last day of the immediately preceding fiscal year; and (ii) the number of shares determined by the Compensation Committee in its discretion.

In general, to the extent that any Awards or awards issued under the 2013 Scheme or the 2024 Plan are forfeited, cancelled, expire or otherwise lapses or are settled, in whole or in part, without the issuance of shares, those shares will again become available for issuance under the Omnibus Incentive Plan. In addition, shares withheld in respect of taxes relating to an award and shares tendered or withheld to pay the exercise or hurdle price of options or SARs will also become available for issuance under the Omnibus Incentive Plan.

Director Compensation Limit. No non-employee director who participates in the Omnibus Incentive Plan will receive compensation for services on the board of directors for any calendar year in excess of $1,000,000 in the aggregate, including cash payments and Awards (which will be calculated based on the grant date fair value for financial reporting purposes), but excluding any awards granted prior to this offering.

Options. The Compensation Committee is permitted to grant both ISOs and NSOs under the Omnibus Incentive Plan. The exercise price of a stock option may not be less than 100% of the fair market value (as defined in the Omnibus Incentive Plan) of a share of our Class A common stock on the grant date (other than in the case of Awards granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines (“Substitute Awards”)). Each option will expire no later than the tenth anniversary of the date the option is granted.

Share Appreciation Rights. The Compensation Committee is permitted to grant SARs under the Omnibus Incentive Plan. The exercise or hurdle price of a SAR may not be less than 100% of the fair market value of a share of our Class A common stock on the grant date (other than in the case of Substitute Awards). Each SAR will expire no later than the tenth anniversary of the date the SAR is granted.

Restricted Stock and Restricted Stock Units. The Compensation Committee is permitted to grant restricted stock awards and RSUs under the Omnibus Incentive Plan. A restricted stock award is an award of shares that is subject to restrictions on transfer and a substantial risk of forfeiture. An RSU is an award that is granted with respect to one share or has a value equal to the fair market value of one such share. RSUs may be paid in cash, shares, other Awards, other property or any combination thereof), as determined in the sole discretion of the Compensation Committee.

Performance Awards. The Omnibus Incentive Plan permits the grant of performance-based stock and/or cash Awards. The Compensation Committee may structure Awards so that shares, cash, and/or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period determined by the Compensation Committee.

Other Cash-Based and Other Share-Based Awards. The Compensation Committee is permitted to grant other equity or equity-based Awards and cash-based Awards on such terms and conditions as the Compensation Committee will determine. For Awards in the nature of a purchase right, the purchase price therefore shall not be less than the fair market value of such shares on the date of grant of such right.

Changes in Capitalization. If, as a result of a change affecting the Company or its securities, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Incentive Plan, the Compensation Committee will equitably adjust any or all of (i) the number and type of shares (or other securities) which thereafter may be made the subject of Awards under the Omnibus Incentive Plan (including the share limit and the ISO limit) and (ii) the terms of any outstanding Award, including the exercise price, the number or type of shares or other securities of the Company or other property subject to outstanding Awards and/or other terms and conditions of outstanding Awards, including the performance criteria of any performance awards.

Effect of Termination of Service or a Change in Control. The Compensation Committee may provide, by rule or regulation or in any applicable Award agreement, or may determine in any individual case, an Award may be exercised, settled, vested, paid, repurchased or forfeited in the event of a participant’s termination of service prior to the vesting, exercise or settlement of such Award.

Upon a Change in Control (as defined in the Omnibus Incentive Plan), the Compensation Committee may take any one or more of the following actions with respect to any outstanding Award (which need not be uniform across Awards or participants): (i) continuation or assumption of Awards by the successor or surviving entity or its parent, (ii) substitution or replacement of Awards by the successor or surviving entity or its parent with cash, securities, rights or other property with substantially the same terms and value as such Awards, (iii) acceleration of the vesting and the lapse of any restrictions either upon termination of service under certain circumstances prior to or following the change in control or upon the failure of the successor or surviving entity to continue to assume such Awards, (iv) in the case of a performance Award, the determination of the level of attainment of the applicable performance condition(s), and (v) cancellation of such Award in consideration of a payment in cash, securities or other property or, in certain circumstances, for no consideration.

Clawback. Under the Omnibus Incentive Plan, Awards (including any amounts or benefits arising from such Awards) will be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Compensation Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any Awards or any shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of shares underlying such Awards, including any policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes.

No Repricing Without Stockholder Approval. Except in connection with changes in capitalization (as described above) or with the approval of the Company’s stockholders, (i) the exercise or hurdle price of an outstanding option or SAR may not be reduced; (ii) an outstanding option or SAR may not be cancelled or substituted for an option or SAR with a lower exercise or hurdle price or for other Awards; or (iii) an option or SAR with an exercise price above the current share price may not be cancelled in exchange for cash or other securities.

Minimum Vesting Requirements. Awards granted under the Omnibus Incentive Plan will not vest over a period of less than one year from the date on which the award is granted other than Awards that the Committee may grant, up to a maximum of 5% of the available share reserve authorized for issuance under the Omnibus Plan, subject to adjustments. In addition, the Committee may authorize acceleration of vesting of such awards in the event of a participant’s death or disability or upon the occurrence of a “change in control” as provided above.

Amendment. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award agreement or in the Omnibus Incentive Plan, the board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided that no such amendment, alternation, suspension, discontinuation or termination shall be made without (i) stockholder approval if such approval is required by applicable law or the rules of the stock market or exchange on which the shares are principally quoted or trade, or (ii) subject to limitations, the consent of the affected participant of the Omnibus Incentive Plan if such action would materially adversely affect the rights of such participant under any outstanding Award.

Term. The Omnibus Incentive Plan will become effective on the date on which the registration statement covering this offering is declared effective by the SEC. No Award may be granted under the Omnibus Incentive Plan after the earliest of (i) the tenth anniversary of the effective date, (ii) the maximum number of shares of our Class A common stock available for issuance under the Omnibus Incentive Plan have been issued, or (iii) the board of directors terminates the Omnibus Incentive Plan. Previously granted Awards are permitted to extend beyond the termination date of the Omnibus Incentive Plan.

2025 Employee Stock Purchase Plan

The board of directors and our stockholders have approved the adoption of the Circle Internet Group, Inc. 2025 Employee Stock Purchase Plan (the “ESPP”), which will be effective as of the date of this prospectus. The following summary describes the material terms of the ESPP.

The ESPP will provide our employees and employees of participating subsidiaries with an opportunity to acquire a proprietary interest in our company through the purchase of shares of our Class A common stock. The ESPP has two components – one which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and one which is not intended to so qualify.

Administration. Our ESPP will be administered by the Compensation Committee, which will have the authority to take any actions necessary or desirable for the administration of the ESPP, including adopting sub-plans applicable to particular participating subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code, or special rules applicable to participants in particular participating subsidiaries or particular locations. The Compensation Committee may change the minimum amounts of compensation (as defined in the ESPP) for payroll deductions, the frequency with which a participant may elect to change his or her rate of payroll deductions, the dates by which a participant is required to submit an enrollment form and the effective date of a participant’s withdrawal from the ESPP due to a termination or transfer of employment or change in employment status.

Shares Reserved. Subject to adjustment as described below, the total number of shares of our Class A common stock authorized for issuance under the ESPP will not exceed 5,653,090 shares (the “ESPP Share Pool”). The number of shares reserved for issuance under the ESPP will be increased automatically on the first day of each of fiscal year of our Company following the effective date of the plan by a number equal to the lesser of (i) 1% of the aggregate number of shares of all classes of our common stock outstanding on the last day of the immediately preceding fiscal year; and (ii) the number of shares determined by the board of directors in its discretion; provided that the maximum number of shares of our Class A common stock that may be issued under the ESPP in any event will be 56,530,900 shares (subject to adjustment as described below).

Eligibility. Unless otherwise determined by the Compensation Committee in a manner that is consistent with Section 423 of the Code, any employee of the Company or a participating subsidiary who is (i) not a highly compensated employee and (ii) customarily employed for at least 20 hours per week and more than five months in any calendar year, is eligible to participate in an offering period. An eligible employee will not be granted an option if such grant would result in the employee owning 5% or more of the total combined voting power or value of all classes of our and our subsidiaries’ stock or if such grant would permit the employee to purchase our and our subsidiaries’ stock at a rate that exceeds $25,000 of the fair market value of the stock for each calendar year in which such option is outstanding at any time.

Offering Periods. Unless otherwise determined by the Compensation Committee, each offering period under the ESPP will have a duration of six months commencing on March 5 or September 5 and ending on September 4 or March 4 (subject to a maximum offering period of 27 months). The initial offering period under the ESPP will commence on a date to be specified by the Compensation Committee following the completion of this offering.

Participation. Participation in the ESPP is voluntary. Eligible employees may elect to participate in the ESPP by completing an enrollment form and submitting it at least ten business days prior to the beginning of an offering period, in accordance with the enrollment procedures established by the Compensation Committee, upon which the employee authorizes payroll deductions from his or her paycheck on each payroll date during the offering period in an amount equal to at least 1% and at most 15% of such participant’s eligible compensation. Participants may decrease (but not increase) their rate of payroll deductions during an offering period by submitting a new enrollment form which will take effect not more than 30 business days later. Participants may decrease or increase their rate of payroll deductions for future offering periods by submitting a new enrollment form at least 10 business days before the start of the next offering period. The deduction rate selected for an offering period will remain in effect for subsequent offering periods unless the participant (i) submits a new enrollment form authorizing a new rate of payroll deductions, (ii) withdraws from the ESPP, or (iii) terminates employment or otherwise becomes ineligible to participate in the ESPP.

Grant and Exercise of Options. Each participant will be granted, on the first trading day of each offering period (“grant date”), an option to purchase, on the last trading day of the offering period (“purchase date”), a number of shares of our Class A common stock determined by dividing the participant’s accumulated payroll deductions by the applicable purchase price. The purchase price for the option will equal the lesser of (i) 85% of the fair market value of a share on the grant date or (ii) 85% of the fair market value of a share on the purchase date. A participant’s option will be exercised automatically on the purchase date to purchase the maximum number of shares, including fractional shares, of our Class A common stock that can be purchased with the amounts in the participant’s notional account. The maximum number of shares of our Class A common stock that may be purchased by a participant during a single offering period may not exceed 2,500 shares, subject to adjustment (the “Offering Period Limit”).

Withdrawal. Participants may withdraw from an offering by submitting a revised enrollment form indicating his or her election to withdraw at least 15 days before the purchase date. The accumulated payroll deductions held on behalf of the participant in his or her notional account will be paid to the participant as soon as administratively feasible following such withdrawal, and the participant’s option will be automatically terminated. A participant’s election to withdraw from an offering period will not have any effect on his or her eligibility to participate in succeeding offering periods.

Termination of Employment; Change in Employment Status; Transfer of Employment. On termination of a participant’s employment for any reason, or a change in the participant’s employment status following which the participant is no longer an eligible employee, the participant will be deemed to have withdrawn from the ESPP effective as of the date of such termination of employment or change in status, the accumulated payroll deductions remaining in the participant’s notional account will be returned to the participant, and the participant’s option will be automatically terminated.

Oversubscribed Offerings. If the Compensation Committee determines that, on a particular purchase date, the number of shares with respect to which options are to be exercised either exceeds the number of shares available under the ESPP or the maximum aggregate number of shares that may be purchased in an offering (to the extent such a limit is imposed by the Compensation Committee), the shares will be allocated pro rata in a uniform manner as practicable and as the Compensation Committee deems equitable.

Changes in Capitalization. In the event of any dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of shares or other securities of our company or other change in our company’s structure affecting our Class A common stock, then in order to prevent dilution or enlargement of the benefits intended to be made available under the ESPP, the Compensation Committee will make equitable adjustments to the number and class of shares that may be issued under the ESPP, the purchase price per share, the number of shares covered by each outstanding option and applicable numerical plan limits. In the event of a corporate transaction (as defined in the ESPP), each outstanding option will be assumed (or an equivalent option substituted) by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute such option, the offering period will be shortened by setting a new purchase date on which the offering period will end. The new purchase date for the offering period will occur before the date of the corporate transaction and participants’ options will be exercised automatically on such date (subject to earlier withdrawal).

Dissolution or Liquidation. Unless otherwise determined by the Compensation Committee, in the event of a proposed dissolution or liquidation of our company, any offering period in progress will be shortened by setting a new purchase date and the offering period will end immediately prior to the proposed dissolution or liquidation. Participants will be provided with written notice of the new purchase date and that the participant’s option will be exercised automatically on such date, unless before such time, the participant has withdrawn from the offering.

Amendment and Termination. The Compensation Committee may, in its sole discretion, amend, suspend or terminate the ESPP at any time and for any reason. The Compensation Committee may elect, upon termination of the ESPP, to terminate any outstanding offering period either immediately or once shares have been purchased on the next purchase date or permit the offering period to expire in accordance with its terms.

Term. The ESPP will become effective on the date on which the registration statement covering this offering is declared effective by the SEC and, unless terminated earlier by the Compensation Committee (as described above), will have a term of 10 years.

Director compensation

Director compensation policy

Our Compensation Committee has approved the adoption of a non-employee director compensation policy, effective as of January 1, 2025. The policy is designed to align compensation with Circle’s business objectives and the creation of stockholder value, while enabling Circle to attract and retain directors who contribute to the long-term success of Circle.

Under the policy, our non-employee directors are eligible to receive cash retainers, which are pro-rated for partial years of service, and equity awards as set forth below:

Annual Retainer for Board Service
Annual service on the board of directors	$80,000
Additional retainer for annual service as a lead independent director of the board of directors	$50,000
Additional Annual Retainer for Committee Membership
Annual service as audit committee chairperson	$35,000
Annual service as member of the audit committee (other than chair)	$15,000
Annual service as compensation committee chairperson	$20,000
Annual service as member of the compensation committee (other than chair)	$9,000
Annual service as risk committee chairperson	$27,500
Annual service as member of the risk committee (other than chair)	$12,000
Annual service as nominating and governance committee chairperson	$15,000
Annual service as member of the nominating and governance committee (other than chair)	$6,000
Annual service as strategy committee chairperson	$27,500
Annual service as member of the strategy committee (other than chair)	$12,000

In addition, each non-employee director is eligible to receive an annual RSU grant with a grant date value of $220,000 on the trading day following each annual meeting of stockholders, which will vest on the earlier to occur of (i) the first anniversary of the grant date and (ii) the next annual meeting of stockholders to occur after the grant date, in each case, subject to the non-employee director’s continuous service on the board of directors. Furthermore, upon appointment to the board of directors, each non-employee director is eligible to receive a one-time initial RSU grant with a grant date value of $400,000, which will vest in three substantially equal annual installments on the first three anniversaries of the grant date, subject to the non-employee director’s continuous service on the board of directors. In the event of a change in control, RSUs held by non-employee directors will become fully vested.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director of Circle for service as a non-employee director in a calendar year period will not exceed $1,000,000.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the board of directors or any committee thereof.

Employee directors will receive no additional compensation for their service as a director.

Once we become a public company, our non-employee directors will be subject to stock ownership guidelines, as described under “Compensation Discussion & Analysis—Other Compensation Governance Practices—Stock Ownership Guidelines” above.

2024 director compensation table

During fiscal year 2024, our non-employee directors were eligible to receive cash retainers, as follows (pro-rated for partial years of service): (i) for annual service on the board of directors, $80,000; (ii) for annual service as a lead independent director of the board of directors, an additional $30,000; (iii) for annual service on the audit committee, $35,000 for service as chairperson and $15,000 for service as a member; (iv) for annual service on the risk committee, $27,500 for service as chairperson and $12,000 for service as a member; (v) for annual service on the compensation committee, $20,000 for service as chairperson and $9,000 for service as a member; (vi) for annual service on the nominating and governance committee, $15,000 for service as chairperson and $6,000 for service as a member; and (vii) for annual service on the strategy committee, $27,500 for service as chairperson and $12,000 for service as a member.

In addition, each non-employee director received an annual RSU grant with a grant date value of $220,000, and any newly appointed non-employee director received an initial RSU grant with a grant date value of $400,000, the vesting conditions of which are set forth in the notes to table below.

The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2024, under our non-employee director compensation policy in effect during fiscal year 2024. Mr. Allaire, our Chairman and Chief Executive Officer, did not receive any additional compensation from Circle for his services on the board of directors. The compensation received by Mr. Allaire as an NEO is set forth above in “—Executive Compensation—2024 Summary Compensation Table.”

Name(1)	Fees earned or paid in cash($)(2)	Stock awards($)(3)	Total($)
Craig Broderick	122,500	219,977	342,477
M. Michele Burns	102,247	219,977	322,224
Rajeev Date(4)	118,913	219,977	338,890
Bradley Horowitz(5)	31,288	399,991	431,279
P. Sean Neville	98,000	219,977	317,977
David Orfao	0	0	0
Danita Ostling	127,000	219,977	346,977
Anita Sands(6)	78,848	219,977	298,825
Quan Zhou(7)	0	0	0

(1)	No compensation was paid to Messrs. Orfao and Zhou in fiscal year 2024.

(2)	Reflects fees paid based on changes in committee membership and service dates.

(3)	The amounts reported represent the aggregate grant date fair value of the RSU awards granted to the non-employee directors during 2024, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSU awards reported in this column are set forth in Note 18 to our audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these RSU awards and do not correspond to the actual economic value that may be received by our non-employee directors upon the vesting and settlement of the RSU awards or any sale of the underlying shares of Circle following settlement.

For Mr. Broderick, Ms. Burns, Mr. Date, Mr. Neville, Ms. Ostling, and Ms. Sands, the RSUs vest based on the satisfaction of both service-based and liquidity-based vesting conditions and will expire if not vested prior to the seventh anniversary of the grant date. The service-based vesting period for these RSU awards has been satisfied as of January 1, 2025. The liquidity-based vesting condition will be deemed satisfied in connection with our initial public offering. For Mr. Horowitz, the time-based condition is three annual installments commencing on September 1, 2024.

The aggregate number of stock awards outstanding for each of our non-employee directors as of December 31, 2024 was: Mr. Broderick, 23,852; Ms. Burns, 14,586; Mr. Date, 14,586; Mr. Horowitz, 17,613; Mr. Neville, 14,586; Mr. Orfao, 0; Ms. Ostling, 22,257; Ms. Sands, 14,347; and Mr. Zhou, 0.

The aggregate number of options awards outstanding for each of our non-employee directors as of December 31, 2024 was: Mr. Broderick, 0; Ms. Burns, 200,000; Mr. Date, 45,833; Mr. Horowitz, 0; Mr. Neville, 2,059,073; Mr. Orfao, 0; Ms. Ostling, 0; Ms. Sands, 0; and Mr. Zhou, 0.

(4)	Mr. Date was appointed as lead independent director on November 14, 2024.

(5)	Mr. Horowitz was appointed to the board of directors on September 9, 2024 and, in connection with such appointment, received an award of RSUs with a grant date value of $400,000.

(6)	Ms. Sands resigned from the board of directors on October 3, 2024. In consideration of Ms. Sands’ service to the board of directors, her outstanding RSUs became vested as of the date of her resignation as though Ms. Sands continued to serve on the board of directors through January 1, 2025.

(7)	Mr. Zhou resigned from the board of directors on February 11, 2024.

Certain relationships and related-party transactions

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock (whom we refer to as our related parties) had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Compensation discussion and analysis.”

Stockholder agreements

On July 1, 2024, in connection with the consummation of the scheme of arrangement described elsewhere in this prospectus, we entered into the following agreements with certain of our stockholders:

•

An Investors’ Rights Agreement (as amended from time to time, the “Investors’ Rights Agreement”), which provides for, among other things, certain pre-emptive rights, information rights, and registration rights. The rights granted under the Investors’ Rights Agreement (other than the registration rights thereunder) will terminate upon the completion of this offering;

•

A Voting Agreement (as amended from time to time, the “Voting Agreement”), which provides for, among other things, the right of certain stockholders to designate a number of members of our board of directors. The Voting Agreement will terminate upon the completion of this offering; and

•

A Share Sale Agreement (as amended from time to time, the “Share Sale Agreement”), which provides for, among other things, our right to purchase shares of our capital stock that certain holders propose to sell to other parties and the right of first refusal of certain holders to purchase such shares. The Share Sale Agreement will terminate upon the completion of this offering.

Other transactions

On September 21, 2023, one of our subsidiaries entered into an agreement to purchase 240,000 of our common shares at $25.09 per share from M. Michele Burns, a member of our board of directors, to cover the tax liability arising from the exercise of her stock options.

On November 7, 2022, we entered into an agreement to invest $0.3 million into a startup focused on consumer interaction with the digital economy, in return for equity under a simple agreement for future equity and token warrants. On February 19, 2025, the startup closed a preferred equity financing round, in connection with which our simple agreement for future equity converted into shares of preferred stock in the startup. P. Sean Neville, a member of our board of directors, is the founder and chief executive officer and owns 40% of this company. Additionally, Bradley Horowitz, a current member of our board of directors, is a minority investor in the company, and Anita Sands, a member of our board of directors at the time of our initial investment, is a minority investor in and strategic advisor to this company.

On October 7, 2022, we entered into an agreement to invest $0.3 million in the Series A funding of a startup focused on building an integrated platform that deconstructs loan documents into digital data. Jeremy Fox-Geen, one of our executive officers, is the domestic partner to the founder and chief executive officer of this company.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will hold harmless and indemnify each indemnitee against all expenses and losses actually and reasonably incurred by him or her by reason of the fact that he or she is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, in each case, to the fullest extent permitted under applicable law.

Policy concerning related-party transactions

Our board of directors has adopted a written policy for the review of any transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) or any proposed transaction, arrangement, or relationship, in which we are or will be a participant and in which a related party has or will have a direct or indirect material interest and the aggregate amount involved exceeds $120,000. If a related party proposes to enter into such a transaction, arrangement, or relationship, which we refer to as a related-party transaction, such related party must report the proposed related-party transaction to our audit committee. The policy calls for the proposed related-party transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider relevant facts and circumstances. The audit committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the audit committee is not a disinterested person with respect to the related-party transaction under review, that member will be excluded from the review and approval or rejection of such related-party transaction. If we become aware of an existing related-party transaction which has not been approved under the policy, the matter will be referred to the audit committee. The audit committee will evaluate all options available, including ratification, revision, or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the audit committee to consummate a related-party transaction, the chair of the audit committee may approve such transaction in accordance with the related-party transaction policy. Any such approval must be reported to the audit committee at its next regularly scheduled meeting.

Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our capital stock as of March 31, 2025 by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of any class of our capital stock;

•	each of our executive officers and directors and persons nominated to serve in such positions;

•	all executive officers and directors and persons nominated to serve in such positions as a group; and

•	each selling stockholder.

In accordance with the rules of the SEC, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of options or warrants, the conversion of convertible notes, or the vesting of restricted stock units, within 60 days of March 31, 2025. Shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of March 31, 2025 or subject to restricted stock units that vest within 60 days of March 31, 2025 are considered outstanding and beneficially owned by the person holding such options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated below, the business address for each beneficial owner is c/o Circle Internet Group, Inc., One World Trade Center, New York, NY 10007.

	Before this offering					Shares offered	After this offering if underwriters’ option is not exercised					After this offering if underwriters’ option is exercised in full
	Class A common stock beneficially owned		Class B common stock beneficially owned		Percentage voting power		Class A common stock beneficially owned		Class B common stock beneficially owned		Percentage voting power	Class A common stock beneficially owned		Class B common stock beneficially owned		Percentage voting power
Name	Number	Percentage	Number	Percentage			Number	Percentage	Number	Percentage		Number	Percentage	Number	Percentage
Directors and executive officers:
Jeremy Allaire(1)	—	—	20,159,489	77.1%	23.1%	1,582,160	—	—	18,577,329	78.9%	23.7%	—	—	18,577,329	78.9%	23.7%
Jeremy Fox-Geen(2)	1,608,900	*	—	—	*	200,000	1,408,900	*	—	—	*	1,408,900	*	—	—	*
Heath Tarbert(3)	687,412	*	—	—	*	80,000	607,412	*	—	—	*	607,412	*	—	—	*
Nikhil Chandhok(4)	1,936,201	1.0%	—	—	*	300,000	1,636,201	*	—	—	*	1,636,201	*	—	—	*
Craig Broderick(5)	13,331	*	—	—	*	—	13,331	*	—	—	*	13,331	*	—	—	*
M. Michele Burns(6)	671,428	*	—	—	*	133,312	538,116	*	—	—	*	538,116	*	—	—	*
Rajeev Date(7)	952,463	*	—	—	*	50,000	902,463	*	—	—	*	902,463	*	—	—	*
Bradley Horowitz	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
P. Sean Neville(8)	—	—	5,980,860	22.9%	6.9%	1,000,000	—	—	4,980,860	21.1%	6.3%	—	—	4,980,860	21.1%	6.3%
David Orfao	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Danita Ostling(9)	26,209	*	—	—	*	3,027	23,182	*	—	—	*	23,182	*	—	—	*
All directors and executive officers as a group (11 persons)	5,895,944	3.1%	26,140,349	100.0%	32.7%	3,348,499	5,129,605	2.5%	23,558,189	100.0%	31.8%	5,129,605	2.4%	23,558,189	100.0%	31.7%
Five percent holders:
Entities affiliated with Accel(10)	12,816,613	6.9%	—	—	4.8%	1,891,088	10,925,525	5.4%	—	—	3.8%	10,925,525	5.3%	—	—	3.7%
Entities affiliated with Breyer(11)	16,716,330	9.0%	—	—	6.3%	3,355,468	13,360,862	6.6%	—	—	4.6%	13,360,862	6.4%	—	—	4.5%
General Catalyst Group VI, L.P.(12)	23,671,493	12.8%	—	—	8.9%	3,550,724	20,120,769	9.9%	—	—	7.0%	20,120,769	9.7%	—	—	6.8%
Entities affiliated with IDG Capital(13)	23,275,040	12.6%	—	—	8.8%	2,327,504	20,947,536	10.3%	—	—	7.2%	20,947,536	10.1%	—	—	7.1%
Oak Investment Partners XIII, L.P.(14)	13,977,268	7.5%	—	—	5.3%	2,096,590	11,880,678	5.9%	—	—	4.1%	11,880,678	5.7%	—	—	4.0%
FMR LLC(15)	13,417,823	7.2%	—	—	5.1%	—	13,417,823	6.6%	—	—	4.6%	13,417,823	6.5%	—	—	4.5%
Other selling stockholders:
Elisabeth Carpenter(16)	5,347,898	2.8%	—	—	2.0%	1,062,887	4,285,011	2.1%	—	—	1.5%	4,285,011	2.0%	—	—	1.4%
Other selling stockholders that beneficially own less than 175,000 shares of Class A common stock(17)	1,568,560	*	—	—	*	201,175	1,367,385	*	—	—	*	1,367,385	*	—	—	*
Other selling stockholders that beneficially own between 175,001 and 375,000 shares of Class A common stock(17)	1,574,307	*	—	—	*	298,999	1,275,308	*	—	—	*	1,275,308	*	—	—	*
Other selling stockholders that beneficially own between 375,001 and 550,000 shares of Class A common stock(17)	822,782	*	—	—	*	159,358	663,424	*	—	—	*	663,424	*	—	—	*

	Before this offering					Shares offered	After this offering if underwriters’ option is not exercised					After this offering if underwriters’ option is exercised in full
	Class A common stock beneficially owned		Class B common stock beneficially owned		Percentage voting power		Class A common stock beneficially owned		Class B common stock beneficially owned		Percentage voting power	Class A common stock beneficially owned		Class B common stock beneficially owned		Percentage voting power
Name	Number	Percentage	Number	Percentage			Number	Percentage	Number	Percentage		Number	Percentage	Number	Percentage
Other selling stockholders that beneficially own between 550,001 and 650,000 shares of Class A common stock(17)	1,241,173	*	—	—	*	237,976	1,003,197	*	—	—	*	1,003,197	*	—	—	*
Other selling stockholders that beneficially own between 650,001 and 750,000 shares of Class A common stock(17)	1,335,140	*	—	—	*	258,917	1,076,223	*	—	—	*	1,076,223	*	—	—	*
Other selling stockholders that beneficially own between 750,001 and 1,000,000 shares of Class A common stock(17)	1,785,946	*	—	—	*	282,815	1,503,131	*	—	—	*	1,503,131	*	—	—	*
Other selling stockholders that beneficially own in excess of 1,000,000 shares of Class A common stock(17)	1,487,919	*	—	—	*	128,000	1,359,919	*	—	—	*	1,359,919	*	—	—	*

*	Less than 1%.

(1)	Consists of (i) 18,519,858 shares of Class B common stock held by Mr. Allaire individually; (ii) 241,392 shares of Class B common stock issuable upon the vesting of RSUs held by Mr. Allaire that will vest in connection with this offering or within 60 days of March 31, 2025; and (iii) 1,398,239 shares of Class B common stock issuable upon the exercise of stock options held by Mr. Allaire that are exercisable within 60 days of March 31, 2025. After March 31, 2025, Mr. Allaire transferred (i) 67,137 shares of Class A common stock to the Spruce Trust, of which legal counsel to Mr. Allaire is the sole trustee; (ii) 67,137 shares of Class A common stock to the Beech Trust, of which legal counsel to Mr. Allaire is the sole trustee; (iii) 67,137 shares of Class A common stock to the Oak Trust, of which legal counsel to Mr. Allaire is the sole trustee; (iv) 67,137 shares of Class A common stock to the Chestnut Trust, of which legal counsel to Mr. Allaire is the sole trustee; (v) 3,357 shares of Class A common stock to Alexander Allaire; (vi) 3,357 shares of Class A common stock to Maxwell Allaire; and (vii) 335,684 shares of Class A common stock to the Allaire 2025 Qualified Annuity Trust, of which Mr. Allaire is the sole trustee. In the case of transfers (i) through (vi), the shares will remain shares of Class A common stock after the Conversion. In the case of transfer (vii), the shares will be converted into shares of Class B common stock upon the occurrence of the Conversion.

(2)	Consists of (i) 91,824 shares of Class A common stock issuable upon the vesting of RSUs held by Mr. Fox-Geen that will vest in connection with this offering or within 60 days of March 31, 2025; and (ii) 1,517,076 shares of Class A common stock issuable upon the exercise of stock options held by Mr. Fox-Geen that are exercisable within 60 days of March 31, 2025.

(3)	Consists of (i) 256,593 shares of Class A common stock issuable upon the vesting of RSUs held by Mr. Tarbert that will vest in connection with this offering or within 60 days of March 31, 2025; and (ii) 430,819 shares of Class A common stock issuable upon the exercise of stock options held by Mr. Tarbert that are exercisable within 60 days of March 31, 2025.

(4)	Consists of (i) 877,173 shares of Class A common stock issuable upon the vesting of RSUs held by Mr. Chandhok that will vest in connection with this offering or within 60 days of March 31, 2025; and (ii) 1,059,028 shares of Class A common stock issuable upon the exercise of stock options held by Mr. Chandhok that are exercisable within 60 days of March 31, 2025.

(5)	Consists of 13,331 shares of Class A common stock issuable upon the vesting of RSUs held by Mr. Broderick that will vest in connection with this offering or within 60 days of March 31, 2025.

(6)	Consists of (i) 456,842 shares of Class A common stock, (ii) 14,586 shares of Class A common stock issuable upon the vesting of RSUs held by Ms. Burns that will vest in connection with this offering or within 60 days of March 31, 2025; and (iii) 200,000 shares of Class A common stock issuable upon the exercise of stock options held by Ms. Burns that are exercisable within 60 days of March 31, 2025.

(7)	Includes (i) 266,867 shares of Class A common stock held by Mr. Date individually; (ii) 14,586 shares of Class A common stock issuable upon the vesting of RSUs held by Mr. Date that will vest in connection with this offering or within 60 days of March 31, 2025; (iii) 45,833 shares of Class A common stock issuable upon the exercise of stock options held by Mr. Date that are exercisable within 60 days of March 31, 2025; (iv) 25,000 shares of Class A common stock held by Fenway Summer Charitable Remainder Trust; (v) 336,860 shares of Class A common stock held by Fenway Summer Ventures LP; and (vi) 263,317 shares of Class A common stock held by FS Venture Capital LLC. Mr. Date is the sole Trustee for the Fenway Summer Charitable Remainder Trust, the Managing Member of FS Venture Capital LLC, and the Managing Member of Fenway Summer Investment Management LLC, which is the Manager of Fenway Summer Ventures LP. He has controlling voting and dispositive power with regard to the shares held by such entities.

(8)	Consists of (i) 3,907,201 shares of Class B common stock held by Mr. Neville individually; (ii) 14,586 shares of Class B common stock issuable upon the vesting of RSUs held by Mr. Neville that will vest in connection with this offering or within 60 days of March 31, 2025; and (iii) 2,059,073 shares of Class B common stock issuable upon the exercise of stock options held by Mr. Neville that are exercisable within 60 days of March 31, 2025. After March 31, 2025, Mr. Neville transferred (i) 67,137 shares of Class A common stock to the Calico Trust, of which the trustees are Mr. Neville’s wife, Mr. Neville’s daughter, and Mr. Neville’s brother-in-law; (ii) 33,569 shares of Class A common stock to Heather Warwick; (iii) 33,569 shares of Class A common stock to the Neville Irrevocable Trust (fbo Jay Hirschson); and (iv) 167,842 shares of Class A common stock to the Neville 2025 Qualified Annuity Trust, of which Mr. Neville is the sole trustee. In the case of transfers (i) through (iii), the shares will remain shares of Class A common stock after the Conversion. In the case of transfer (iv), the shares will be converted into shares of Class B common stock upon the occurrence of the Conversion.

(9)	Consists of (i) 3,952 shares of Class A common stock and (ii) 22,257 shares of Class A common stock issuable upon the vesting of RSUs held by Ms. Ostling that will vest in connection with this offering or within 60 days of March 31, 2025.

(10)	Represents (i) 10,672,053 shares of Class A common stock held by Accel XI L.P.; (ii) 801,821 shares of Class A common stock held by Accel XI Strategic Partners L.P.; (iii) 1,133,393 shares of Class A common stock held by Accel Investors 2013 L.L.C.; (iv) 191,365 shares of Class A common stock held by Accel XIV L.P.; (v) 7,766 shares of Class A common stock held by Accel XIV Strategic Partners L.P.; and (vi) 10,215 shares of Class A common stock held by Accel XIV Investors (2019) L.L.C. Accel XI Associates L.L.C. (“A11A”) is the General Partner of both Accel XI L.P. and Accel XI Strategic Partners L.P., and has the sole voting and investment power of the shares held by such entities. Accel XIV Associates L.L.C. (“A14A”) is the General Partner of both Accel XIV L.P. and Accel XIV Strategic Partners L.P., and has the sole voting and investment power of the shares held by such entities. Each of A11A, A14A, Accel Investors 2013 L.L.C., and Accel XIV Investors (2019) L.L.C. is controlled by three or more individual managing members, and the voting and investment decisions with respect to shares beneficially owned by such entities requires a vote of the majority of these individual managing members. Each managing member disclaims beneficial ownership except to the extent of their pecuniary interest therein. The business address for each of the reporting entities is 500 University Ave., Palo Alto, CA 94301.

(11)	Represents (i) 16,261,498 shares of Class A common stock held by Breyer Capital L.L.C.; (ii) 418,664 shares of Class A common stock held by Tuscany Sunrise Capital LLC; and (iii) 36,168 shares of Class A common stock held by Breyer Chao Capital LLC. James W. Breyer has sole voting and dispositive power with regard to the shares held by Breyer Capital L.L.C. and Tuscany Sunrise Capital LLC. James W. Breyer and the other manager of Breyer Chao Capital LLC have shared voting and dispositive power with regard to the shares held by Breyer Chao Capital LLC. James W. Breyer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The business address of the stockholder is 908 West 16th St., Austin, TX 78701.

(12)	Represents 23,671,493 shares of Class A common stock held by General Catalyst Group VI, L.P., or GCGVI. General Catalyst GP VI, LLC, or GCGPVI, is the general partner of General Catalyst Partners VI, L.P., which is the general partner of GCGVI. GCGPVI is controlled by a group of three or more individuals, or the Managing Directors, having shared voting and dispositive control over the shares held by GCGVI, and the voting and dispositive decisions are made by a majority of GCGPVI Managing Directors, and therefore, no one of the Managing Directors is deemed to be a beneficial owner of the shares held by GCGVI. The business address of the stockholder is 20 University Road, Suite 450, Cambridge, MA 02138.

(13)	Represents (i) 8,598,710 shares of Class A common stock held by Chuang Xi Capital Limited and (ii) 14,676,330 shares of Class A common stock held by Wide Palace Limited. Shares held by Chuang Xi Capital Limited are beneficially owned by IDG-Accel China Capital GP II Associates Ltd. (“IDG Capital II GP”). Shares held by Wide Palace Limited are beneficially owned by IDG China Capital Fund GP III Associates Ltd. (“IDG Capital III GP”). Chi Sing Ho and Quan Zhou, each an individual, director and shareholder of both IDG Capital II GP and IDG Capital III GP, have shared voting and dispositive power over the shares beneficially owned by IDG Capital II GP and IDG Capital III GP. The business address of the stockholder is Room 5505, 55/F, The Center, 99 Queen’s Road, Central, Hong Kong.

(14)	Represents 13,977,268 shares of Class A common stock held by Oak Investment Partners XIII, L.P. (or Oak XIII). Oak Associates XIII, LLC is the general partner of Oak XIII, L.P. Oak Associates XIII, LLC is controlled by three or more executive managing members, and the voting and investment decisions with respect to our securities requires a vote of the majority of these executive managing members. The business address of the stockholder is 195 Danbury Road, Building A, Suite 220, Wilton, Connecticut 06897.

(15)	The shares listed in the table above are owned by funds or accounts managed by direct or indirect subsidiaries of FMR LLC, all of which shares are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR LLC. The business address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(16)	Consists of (i) 2,028,934 shares of Class A common stock held by Ms. Carpenter; (ii) 105,584 shares of Class A common stock issuable upon the vesting of RSUs held by Ms. Carpenter that will vest within 60 days of March 31, 2025; and (ii) 3,213,380 share of Class A common stock issuable upon the exercise of stock options held by Ms. Carpenter that are exercisable within 60 days of March 31, 2025. After March 31, 2025, Ms. Carpenter transferred (i) 1,681,207 shares of Class A common stock and options to purchase 196,228 shares of Class A common stock to the Maria Elisabeth Bentel Carpenter 2025 Qualified Annuity Trust; and (ii) 347,727 shares of Class A common stock to the Maria Elisabeth Bentel Carpenter Spousal Access Trust. Ms. Carpenter is our Chief Strategic Engagement Officer.

(17)	Consists of employees not otherwise listed in this table who, within the groups indicated, collectively own less than 1% of our Class A common stock.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws that will be effective immediately prior to the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock consists of (i) 3,500,000,000 shares of common stock, par value $0.0001 per share, which is divided into several series, consisting of 2,500,000,000 shares of Class A common stock, par value $0.0001 per share, 500,000,000 shares of Class B common stock, par value $0.0001 per share, and 500,000,000 shares of Class C common stock, par value $0.0001 per share, and (ii) 500,000,000 shares of preferred stock, par value $0.0001 per share.

Common stock

Except as otherwise expressly provided by our certificate of incorporation or required by applicable law, shares of Class A common stock, Class B common stock, and Class C common stock have the same rights, powers, and privileges and rank equally, share ratably, and be identical in all respects as to all matters.

Voting rights. Except as otherwise expressly provided by our certificate of incorporation or required by applicable law, holders of Class A common stock, Class B common stock, and Class C common stock vote together as a single class. Except as otherwise expressly provided by our certificate of incorporation or required by applicable law, (i) each holder of Class A common stock, as such, is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote, (ii) each holder of Class B common stock, as such, is entitled to 5 votes for each share of Class B common stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that if the aggregate voting power of all outstanding shares of Class B common stock entitled to vote on a matter on which stockholders are generally entitled to vote exceeds 30% of the aggregate voting power of our capital stock outstanding and entitled to vote on such matter, then the number of votes on such matter to which each outstanding share of Class B common stock is entitled will be automatically and proportionally reduced so that the aggregate voting power of all outstanding shares of Class B common stock entitled to vote on such matter equals 30% of the aggregate voting power of the capital stock outstanding and entitled to vote on such matter; and (iii) each holder of Class C common stock, as such, is not entitled to vote on and does not have any voting power with respect to shares of Class C common stock held of record by such holder on any matter on which stockholders generally are entitled to vote (including, for the avoidance of doubt, the election and removal of directors) other than to the extent set forth in our certificate of incorporation or otherwise required by applicable law.

Dividend rights. Whenever a dividend is paid to the holders of Class A common stock, Class B common stock, or Class C common stock then outstanding, we will also pay to the holders of each other series of common stock then outstanding an equal dividend per share on an equal priority, pari passu basis, unless different treatment of the shares of each such series is or has been approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon and, if and only if such different treatment would significantly and adversely affect the rights or preferences of the holders of the Class C common stock, then by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class C common stock entitled to vote thereon, each voting separately as a class; provided, however, that (x) if the dividend is paid in the form of shares of Class A common stock, Class B common stock, or Class C common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of Class A common stock, Class B common stock, or Class C common stock), then the holders of Class A common stock will receive shares of Class A common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of Class A common stock), holders of Class B common stock will receive shares of Class B common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of Class B common stock), and holders of Class C common stock will receive shares of Class C common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of Class C common stock), with each share of common stock receiving an identical number of shares of common stock (or securities convertible into or exchangeable for, or that evidence the right to purchase or acquire, shares of common stock), (y) if the dividend is paid in our securities other than those in clause (x), then the holders of Class A common stock, Class B common stock, and Class C common stock will receive identical securities on an equal per share basis, except that, if the securities received by the holders of Class C common stock would be deemed a Class of Voting Shares, such securities will by their terms have no voting rights, and (z) if the dividend is paid in securities other than our securities, then the holders of Class A common stock, Class B common stock, and Class C common stock will either receive identical securities on an equal per share basis or receive different classes or series of securities on an equal per share basis, or, in the case of holders of Class C common stock, a holder of Class C common stock may elect to instead receive the cash equivalent of such securities (as determined by us), provided that such different classes or series of securities do not differ in any respect other than their relative voting rights, with holders of Class B common stock receiving the class or series of securities having higher relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class A common stock, and holders of Class A common stock receiving securities of a class or series having lesser relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class B common stock, and holders of Class C common stock receiving securities of a class or series having no voting rights.

Rights upon liquidation.  In the event of liquidation, dissolution, or winding up, after payment or provision for payment of the debts and liabilities and subject to the payment in full of the preferential or other amounts to which any series of preferred stock are entitled, shares of Class A common stock, Class B common stock, and Class C common stock will be treated equally, identically and ratably, on a per share basis, and be entitled to receive an equal amount per share of all the assets of whatever kind available for distribution to holders of shares of any class of capital stock, unless different treatment of the shares of each such series is or has been approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon and, if and only if such different treatment would significantly and adversely affect the rights or preferences of the holders of the Class C common stock, then by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class C common stock entitled to vote thereon, each voting separately as a class.

Mergers and consolidations. In connection with any merger or consolidation with or into any other entity, or any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, shares of Class A common stock, Class B common stock, and Class C common stock will be treated equally, identically and ratably, on a per share basis, including with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to holders of common stock, unless different treatment of the shares of each such series is or has been approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of the holders of a majority of the voting power of the then-

outstanding shares of Class B common stock entitled to vote thereon and, if and only if such different treatment would significantly and adversely affect the rights or preferences of the holders of the Class C common stock, then by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class C common stock entitled to vote thereon, each voting separately as a class; provided, however, the holders of Class A common stock, Class B common stock, and Class C common stock will be deemed to have been treated equally, identically, and ratably, on a per share basis if such holders receive different classes or series of securities on an equal per share basis, provided that such different classes or series of securities do not differ in any respect other than their relative voting rights, with holders of Class B common stock receiving the class or series of securities having higher relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class A common stock, and holders of Class A common stock receiving securities of a class or series having lesser relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class B common stock, and holders of Class C common stock receiving securities of a class or series having no voting rights. In determining whether shares of Class A common stock, Class B common stock, and Class C common stock are treated equally, identically and ratably, on a per share basis, the following will not be considered: (i) any consideration to be paid to or received by a holder of common stock pursuant to any indemnification, bona fide employment, consulting, severance, or similar services arrangement and (ii) any consideration to be paid to or received by a holder of common stock pursuant to any negotiated agreement between such holder (or any affiliate thereof) with any counterparty (or affiliate thereof) to such merger, consolidation, or other transaction wherein such holder (or affiliate thereof) is contributing, selling, transferring, or otherwise disposing of shares of our capital stock to such counterparty (or affiliate thereof), or such shares are being converted or exchanged, as part of a “rollover” or similar transaction in connection with such merger, consolidation, or other transaction.

Reclassification, split, subdivision, or combination. If we reclassify, split, subdivide, or combine the outstanding shares of Class A common stock, Class B common stock, or Class C common stock, the outstanding shares of each other series of common stock will concurrently therewith be proportionately reclassified, split, subdivided, or combined in a manner that maintains the same proportionate equity ownership among the holders of the outstanding shares of Class A common stock, the holders of the outstanding shares of Class B common stock and the holders of the outstanding shares of Class C common stock on the record date for such reclassification, split, subdivision, or combination, as the case may be.

Conversion, exchange, and transferability. Shares of Class A common stock are not convertible into any other class of shares.

Each outstanding share of Class B common stock may at any time, at the option of the holder, be converted into one share of Class A common stock. In addition, each outstanding share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest to occur of: (i) a transfer other than a “permitted transfer” described in our certificate of incorporation of such share of Class B common stock; (ii) in the case of Class B common stock held by any trust, partnership, corporation, foundation, charity, or other entity, upon such trust, partnership, corporation, foundation, charity, or other entity ceasing to be controlled by Jeremy Allaire or P. Sean Neville; (iii) the approval of such conversion by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, voting separately as a class, and the satisfaction or occurrence of any condition or event on which such conversion is contingent, as specified in such approval; (iv) 5:00 p.m., New York time, on the first day on which the aggregate number of shares of Class B common stock held by Jeremy Allaire and entities controlled by Jeremy Allaire is less than 50% of the aggregate number of shares of Class B common stock held by Jeremy Allaire and entities controlled by Jeremy Allaire on the closing date of this offering; (v) 5:00 p.m., New York time, on the first day on which Jeremy Allaire is neither the Chief Executive Officer nor the Chairperson of our board of directors; and (vi) 5:00 p.m., New York time, on the date that is five years after the closing date of this offering. “Permitted transfers” include transfers made to Jeremy Allaire, P. Sean Neville, any trust formed solely for the benefit of Jeremy Allaire or P. Sean Neville, or their respective immediate family members and controlled by Jeremy Allaire or P. Sean Neville, as applicable, and partnerships, corporations, foundations, charities, and other entities controlled by Jeremy Allaire or P. Sean Neville. Once converted into Class A common stock, the Class B common stock may not be reissued.

Each outstanding share of Class C common stock will continue to be a share of Class C common stock for as long as it is owned or controlled by a BHC Stockholder, or any other assignee or transferee of such BHC Stockholder; provided, however, that any such share of Class C common stock shall convert to a share of Class A common stock in the hands of a third party that is not an “affiliate” (as that term is defined for purposes of the BHC Act) of such BHC Stockholder or assignee or transferee of such BHC Stockholder upon the third party’s election, submitted in writing to us, but only if (x) such election is made at the time of such assignment or transfer and (y) such Class C common stock is assigned or transferred to a person that is not an “affiliate” (as that term is defined for purposes of the BHC Act) of the assignor or transferor and such assignment or transfer is: (i) to us; (ii) in a transaction in which no assignee or transferee (or group of associated assignees or transferees) would receive 2% or more of the outstanding shares of any Class of Voting Shares of ours; (iii) in a widespread public distribution; or (iv) to an assignee or transferee that would control more than 50% of every Class of Voting Shares of ours without any transfer from the assignor or transferor. “BHC Act” means the U.S. Bank Holding Company Act of 1956. “BHC Stockholder” means any stockholder that is subject to the BHC Act, including any “affiliate” of such stockholder as that term is defined for purposes of the BHC Act, that provides us with written notice stating that the stockholder irrevocably elects to be treated as a BHC Stockholder for purposes of our certificate of incorporation. A BHC Stockholder shall cease to be a BHC Stockholder upon providing written notice to us that, due to a change of law or regulation, change to its business or operations, divestiture or other transaction, it has ceased to be a BHC Stockholder, provided that any share of Class C common stock may only convert to a share of Class A common stock pursuant to our certificate of incorporation and shall not convert to a share of Class A common stock (or any other series other than of Class C common stock) pursuant to the BHC Stockholder’s provision of such written notice. “Class of Voting Shares” has the same meaning given to that term in Section 225.2(q)(3) of Regulation Y of the Board of Governors of the Federal Reserve System (12 C.F.R. § 225.2(q)(3)).

Other rights.  The holders of our common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred stock

Our board of directors has the authority to issue the preferred stock in one or more series and to fix the designations, powers, preferences, and relative, participating, optional, or other rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to each such series and the number of shares constituting each such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Election and removal of directors

Our board of directors will consist of between three and twelve directors. The exact number of directors will be fixed from time to time by resolution of the board and is currently fixed at eight directors. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Board composition

Our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II, and Class III directors will serve until our annual meetings of stockholders in 2026, 2027, and 2028, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Limits on written consents

Our certificate of incorporation and our bylaws provide that holders of our common stock will not be able to act by written consent without a meeting.

Stockholder meetings

Our certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by our board of directors, the chairperson of our board of directors, or by our chief executive officer. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Forum selection

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our certificate of incorporation or our bylaws or as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. In addition, our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district court for the District of Delaware is the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or the Exchange Act. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and to have consented to these forum selection provisions.

These forum selection provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the state of Delaware and limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While Delaware courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the forum selection provisions contained in our bylaws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Amendment of certificate of incorporation

The provisions of our certificate of incorporation described under “—Common stock,” “—Amendment of bylaws,” “—Election and Removal of Directors,” “—Board composition,” “—Stockholder Meetings,” and “—Limits on Written Consents” may be amended only by the affirmative vote of holders of at least 66 2⁄3% of the total voting power of all outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of bylaws

Our bylaws may generally be altered, amended, or repealed, and new bylaws may be adopted, with the affirmative vote of a majority of directors in any manner not inconsistent with Delaware law or our certificate of incorporation or the affirmative vote of holders of 66 2⁄3% of the total voting power of all outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Other limitations on stockholder actions

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. In order to submit a nomination for our board of directors, a stockholder must submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of liability of directors and officers

Our certificate of incorporation provides that no director or officer will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except as required by applicable law, as in effect from time to time. Currently, the Delaware General Corporation Law requires that liability be imposed for the following:

•	a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our stockholders;

•	a director’s or officer’s act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	a director’s unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law;

•	a director or officer for any transaction from which the director or officer derived an improper personal benefit; and

•	an officer in any action by or in the right of our company.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation provides that, to the fullest extent permitted by law, we will indemnify any director or officer of our company against all damages, claims, and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent, or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Delaware business combination statute

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Anti-takeover effects of some provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Registration rights

Pursuant to the Investors’ Rights Agreement, and from time to time, in connection with business arrangements with our partners, certain of our stockholders and their permitted transferees are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act. If exercised, these registration rights would enable holders to transfer these shares under the registration statement without restriction under the Securities Act.

Demand registration.  Commencing 180 days following this offering, these holders may request in writing that we effect a resale registration under the Securities Act with respect to all or any portion of their shares subject to registration rights, subject to certain exceptions. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares. We are not obligated to effect more than two such demand registrations.

Piggyback registration.  In the event that we propose to register any of our securities under the Securities Act, either for our account or for the account of our other security holders, holders will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Form S-4, F-4, or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration, subject to certain limitations.

Shelf registration.  These holders may request that we file and keep effective a shelf registration statement pursuant to Rule 415 under the Securities Act with respect to all or any portion of their shares subject to registration rights, subject to certain limitations. We are not obligated to effect more than one such shelf registration in any 12-month period.

Expenses; indemnification.  We must pay all registration expenses (including certain expenses of counsel for selling holders) in connection with effecting any demand registration, piggyback registration, or shelf registration. The Investors’ Rights Agreement contains customary indemnification and contribution provisions.

Term.  The registration rights will remain in effect until the earlier of (i) five years after this offering, (ii) with respect to a holder, during such time during which all registrable shares held by such holder may immediately be sold under Rule 144 during any three-month period and (iii) the closing of a liquidation event.

Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “CRCL”.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.

Material U.S. federal tax considerations for non-U.S. holders of Class A common stock

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our Class A common stock that is (or is treated as):

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our Class A common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend upon the status of the partner or beneficial owner, the activities of the entity, and certain determinations made at the partner or beneficial owner level. If you are a partnership, partner, or a beneficial owner in a partnership or other pass-through entity, you should consult your own tax adviser regarding the particular U.S. federal income and estate tax consequences applicable to you of the ownership and disposition of our Class A common stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local, or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, or non-U.S. taxing jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to make any cash distributions on our Class A common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our Class A common stock (but not below zero) and then will be treated as gain from the sale of our Class A common stock, as described below under “—Gain on disposition of our Class A common stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA Withholding Tax”), you will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as if you were a U.S. person as defined under the Code. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on disposition of our Class A common stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA Withholding Tax,” you generally will not be subject to U.S. federal income tax or withholding on gain realized on a sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States); or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our Class A common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information reporting and backup withholding

Distributions paid to you and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You will not be subject to backup withholding on dividends received if you certify under penalty of perjury that you are a non-U.S. person, such as by furnishing a valid applicable IRS Form W-8, or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless you comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA withholding tax

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), payments of dividends on and the gross proceeds of dispositions of our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations promulgated by the U.S. Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax adviser regarding the possible implications of this withholding tax on your investment in our Class A common stock.

Federal estate tax

If you are an individual Non-U.S. Holder (as specifically defined for U.S. federal estate tax purposes) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that our Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Shares eligible for future sale

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares of Class A common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 202,550,578 shares of Class A common stock outstanding (or 207,650,578 shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full), 19,989,537 shares of Class B common stock outstanding, and no shares of Class C common stock outstanding. All shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. After the expiration of the contractual lock-up period described below, to the extent applicable, these shares may be sold in the public market only if registered or pursuant to an exemption under Rule 144 or 701, each of which is summarized below.

Rule 144

In general, a person who has beneficially owned shares of common stock that are restricted securities for at least six months would be entitled to sell such shares, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale, but this clause (ii) will not apply to the sale if such person has beneficially owned such shares for at least one year. Persons who have beneficially owned shares of common stock that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding; or

•	the average weekly trading volume of shares of Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with the minimum holding period requirement.

Equity incentive plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock and Class B common stock issued or issuable pursuant to the exercise of outstanding options or vesting of outstanding RSUs and reserved for issuance under our stock-based compensation plans. We expect to file the registration statement or statements, which will become effective immediately upon filing, upon or shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up agreements

All of our directors and executive officers, the selling stockholders and holders of substantially all of our capital stock have agreed in lockup agreements with the underwriters (such persons, the “lock-up parties”) or in stockholder agreements with us, subject to limited exceptions, for a period ending on the earlier of (i) the date that is the second trading day after we publicly announce our earnings for the quarter ending September 30, 2025 and (ii) the date that is 180 days after the date of this prospectus, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option, or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the Class A common stock, the “lock-up securities”)), or (2) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, in each case, without the prior written consent of J.P. Morgan Securities LLC. The lock-up parties have further acknowledged and agreed not to make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or publicly disclose the intention to do any of the foregoing, in each case, without the prior written consent of J.P. Morgan Securities LLC. J.P. Morgan Securities LLC may waive the requirements of the lock-up agreements at any time in its sole discretion. We have agreed that we will not waive the market standoff provision in any stockholder agreement without the prior written consent of J.P. Morgan Securities LLC. Notwithstanding the foregoing, if the stockholder is an employee of ours and is not a selling stockholder in this offering or an officer as defined under Section 16 of the Exchange Act, then on the date that is the second trading day after we publicly announce our earnings for the quarter ending June 30, 2025, 15% of the aggregate number of shares of Class A common stock and shares underlying vested equity awards that settle in Class A common stock, in each case held by such employee as of such date will be released from the foregoing restrictions (approximately 1.4 million shares of Class A common stock will be released pursuant to this provision). See “Underwriting.”

Registration rights

Upon completion of this offering, the holders of approximately 137.7 million shares of Class A common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would enable the holders to sell these shares without restriction under the Securities Act upon the effectiveness of the registration statement, except for shares held by affiliates.

Underwriting

We and the selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	11,488,628
Citigroup Global Markets Inc.	7,833,155
Goldman Sachs & Co. LLC	3,481,403
Barclays Capital Inc.	2,109,545
Deutsche Bank Securities Inc.	2,109,545
SG Americas Securities, LLC	2,109,545
BNY Mellon Capital Markets, LLC	908,727
Canaccord Genuity LLC	908,727
Needham & Company, LLC	908,727
Oppenheimer & Co. Inc.	908,727
Santander US Capital Markets LLC	908,727
AmeriVet Securities, Inc.	81,136
Drexel Hamilton, LLC	81,136
Mischler Financial Group, Inc.	81,136
Roberts & Ryan, Inc.	81,136

Total	34,000,000

The underwriters are committed to purchase all the shares of Class A common stock if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.023 per share. After the initial offering of the shares to the public, if all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 5,100,000 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

ARK Investment Management, LLC and/or its affiliated entities have indicated an interest in purchasing up to $150.0 million of shares of our Class A common stock being offered in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by such entities as the underwriters will on other shares sold in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $1.705 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No exercise	Full exercise
Per share	$1.705	$1.705
Total	$57,970,000.00	$66,665,500.00

We estimate that the total expenses of this offering, including registration, filing, and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $13 million. In addition, we have agreed to reimburse the underwriters up to $50,000 for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, for a period ending on the earlier of (i) the date that is the second trading day after we publicly announce our earnings for the quarter ending September 30, 2025 and (ii) the date that is 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of Class A common stock or securities convertible into or exercisable for shares of our Class A common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our

Class A common stock or securities convertible into or exercisable or exchangeable for shares of our Class A common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus; (iii) the entry into any agreement providing for the issuance of shares of our common stock or any security convertible into or exercisable for shares of our common stock in connection with any bona fide licensing, commercialization, joint venture, technology transfer, acquisition, development collaboration, or other strategic transaction (including, for the avoidance of doubt, any such pledge or issuance to the Circle Foundation), provided that the issuance of any such securities pursuant to this clause will not exceed 10% of the total number of shares of our common stock outstanding immediately following the closing of this offering, including any shares issued pursuant to the underwriters’ option to purchase additional shares, provided that each recipient shall execute a lock-up agreement for the remainder of the lock-up period; (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; or (v) the conversion, reclassification, or exchange of all outstanding shares of our preferred stock into shares of our Class A common stock, certain shares of our Class A common stock into shares of our Class B common stock, our Class B common stock into shares of our Class A common stock, or our Class A common stock into shares of our Class C common stock, in each case, as set forth in our certificate of incorporation.

Our directors and executive officers, the selling stockholders, and holders of substantially all of our capital stock, have entered into lock-up agreements with the underwriters prior to the commencement of this offering (such persons, the “lock-up parties) and/or are subject to market standoff provisions in the stockholder agreements with us, pursuant to which each restricted party, with limited exceptions, for a period ending on the earlier of (i) the date that is the second trading day after we publicly announce our earnings for the quarter ending September 30, 2025 and (ii) the date that is 180 days after the date of this prospectus (such period, the “restricted period”), may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any lock-up securities or (2) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise. The lock-up parties have further acknowledged and agreed not to make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or publicly disclose the intention to do any of the foregoing. The lock-up parties have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap, or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy or any other testamentary document, (iii) to any immediate family member of the lock-up party, any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a corporation, partnership, limited liability company, investment fund, or other entity (A) of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, or (B) controlled by, or under common control with, the lock-up party or its immediate family members, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to partners, members, stockholders, or other equityholders of the lock-up party, (vii) by operation of law, (viii) to us from an employee upon the death, disability, or termination of employment of such employee, (ix) as part of a sale of lock-up securities that are acquired in this offering (other than issuer-directed common stock purchased in this offering by a director or officer) or that are acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants, or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph, or (xii) to us, if such transfer is required by our policy with respect to the recoupment of incentive-based compensation; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting, or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the reclassification or conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such reclassification or conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period and no filing or public announcement will be made voluntarily in connection with such trading plan and any public announcement or filing made by any person regarding the establishment of such plan during the restricted period will include a statement that the lock-up party may not transfer or dispose of securities under such plan in contravention of the lock-up agreement; (e) the sale of our Class A common stock pursuant to the terms of the underwriting agreement; (f) pledge any lock-up securities to the Circle Foundation, provided that no filing or public announcement will be made voluntarily in connection with any such pledge; (g) the exchange of our Class A common stock into our Class C common stock; provided that any lock-up securities received upon such exchange shall be subject to the foregoing restrictions; and (h) the conversion of our Class A common stock into our Class B common stock or our Class B common stock into our Class A common stock, in each case, as set forth in our certificate of incorporation, provided that any lock-up securities received upon such conversion shall be subject to the foregoing restrictions. Notwithstanding the foregoing, if the stockholder is an employee of ours and is not a selling stockholder in this offering or an officer as defined under Section 16 of the Exchange Act, then on the date that is the second trading day after we publicly announce our earnings for the quarter ending June 30, 2025, 15% of the aggregate number of shares of Class A common stock and shares underlying vested equity awards that settle in Class A common stock, in each case held by such employee as of such date will be released from the foregoing restrictions.

We have agreed that we will not waive the market standoff provision in any stockholder agreement without the prior written consent of J.P. Morgan Securities LLC. J.P. Morgan Securities LLC, in its sole discretion, may release the securities subject to any of the lock-up arrangements described above, in whole or in part at any time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our Class A common stock has been approved for listing on the NYSE under the symbol “CRCL”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing, and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders, and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders, and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling stockholders, nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, lending, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Bernstein Institutional Services LLC is serving as selling agent on behalf of SG Americas Securities, LLC in the offering described herein. Bernstein Institutional Services LLC and certain of its affiliates may provide investor feedback, research, market sounding, block monitoring, market intelligence, historical market or trading information, and origination and deal execution support to SG Americas Securities, LLC in connection with this offering and may also provide such services in the general course of business.

Sales to retail investors

In addition to allocations made to retail investors by the underwriters, we anticipate that a portion of the shares will, at our request, be offered to retail investors through Robinhood Financial LLC and Fidelity Brokerage Services LLC, including through their respective online brokerage platforms. Robinhood Financial LLC and Fidelity Brokerage Services LLC will act as selling group members for this offering. These platforms are not affiliated with us. Purchases made through such platforms will be subject to the terms, conditions, and requirements set by each respective entity. Shares offered in this offering through these brokerage platforms will initially be offered at the offering price listed on the cover page of this prospectus. Information contained on, or that can be accessed through, such brokerage platforms does not constitute part of this prospectus.

Selling restrictions

Other than in the United States, no action has been taken by us, the selling stockholders, or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European economic area

In relation to each member state of the EEA (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted, and agreed to and with each of the underwriters and their affiliates and us that:

•	it is a qualified investor within the meaning of the Prospectus Regulation; and

•

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the transition provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that it may make an offer to the public in the United Kingdom of any shares at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within section 86 of the FSMA;

provided that no such offer of the shares shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by relevant persons.

Each person in the United Kingdom who acquires any shares in the offer or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us, or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an exempt investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign, or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies Ordinance”), or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance, and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

•	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”)) pursuant to Section 274 of the SFA;

•

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-Based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Dubai international financial centre

This document relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the Dubai International Financial Centre.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Abu Dhabi global market

The Abu Dhabi Global Market (“ADGM”), including the Financial Services Regulatory Authority and the Registration Authority does not accept any responsibility for the content of the information included in this prospectus, including the accuracy or completeness of such information. The liability for the content of this prospectus lies with the issuer of this prospectus and other persons, such as experts, whose opinions are included in this prospectus with their consent. The ADGM has also not assessed the suitability of the securities to which this prospectus relates to any particular investor or type of investor. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus or are unsure whether the securities to which this prospectus relates are suitable for your individual investment objectives and circumstances, you should consult an authorized financial adviser.

Changes in and disagreements with accountants on accounting and financial disclosure

Effective February 13, 2023, Grant Thornton LLP (the “Former Auditor”) was dismissed as our independent accountant. The audit committee of our board of directors approved the dismissal of the Former Auditor. The Former Auditor’s report on our financial statements for the year ended December 31, 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During our two most recent fiscal years and through the subsequent interim period preceding the Former Auditor’s dismissal, (a) there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between us and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in their reports on the financial statements for such years; and (b) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K). We provided the Former Auditor with a copy of the disclosures that we are making in this “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” section. We have requested that the Former Auditor furnish a letter addressed to the SEC stating whether or not it agrees with the statements made in this “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” section, a copy of which is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

Effective February 15, 2023, our board of directors appointed Deloitte & Touche LLP (the “New Auditor”) as our new independent registered public accounting firm. During our two most recent fiscal years and the subsequent interim period, neither we nor anyone acting on our behalf has consulted with the New Auditor with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that the New Auditor concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue or (b) any matter that was the subject of either a “disagreement” or a “reportable event” within the meaning of Item 304(a)(1) of Regulation S-K.

Legal matters

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP. Skadden, Arps, Slate, Meagher & Flom LLP is representing the underwriters.

Experts

The financial statements of Circle Internet Group, Inc. as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements and financial highlights of Circle Reserve Fund as of April 30, 2024 and 2023, for the year ended April 30, 2024 and for the period from November 3, 2022 (commencement of operations) through April 30, 2023 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements and financial highlights have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an internet site at www.sec.gov that contains reports, proxy, and information statements we have filed electronically with the SEC.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. Accordingly, we will be required to file reports and other information with the SEC. The SEC maintains an internet site at www.sec.gov that contains reports, proxy, and information statements and other information we have filed electronically with the SEC.

We maintain a corporate website at www.circle.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

Index to financial statements

Page

Condensed Consolidated Financial Statements as of March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024 of Circle Internet Group, Inc. and subsidiaries (unaudited)

Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statements of Operations	F-4
Condensed Consolidated Statements of Comprehensive Income (Loss)	F-5
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ (Deficit)/Equity	F-6
Condensed Consolidated Statements of Cash Flows	F-7
Notes to Condensed Consolidated Financial Statements	F-9

Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022 of Circle Internet Group, Inc. and subsidiaries
Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets	F-34
Consolidated Statements of Operations	F-36
Consolidated Statements of Comprehensive Income (Loss)	F-37
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ (Deficit)/Equity	F-38
Consolidated Statements of Cash Flows	F-39
Notes to Consolidated Financial Statements	F-42

Financial Statements and Financial Highlights as of April 30, 2024 and for the year ended April 30, 2024 and for the period from November 3, 2022 (commencement of operations) through April 30, 2023 of Circle Reserve Fund

Report of Independent Registered Public Accounting Firm	F-84
Schedule of Investments	F-85
Statement of Assets and Liabilities	F-88
Statement of Operations	F-89
Statements of Changes in Net Assets	F-90
Financial Highlights	F-91
Notes to Financial Statements	F-92

Financial Statements and Financial Highlights as of April 30, 2023 and for the period from November 3, 2022 (commencement of operations) through April 30, 2023 of Circle Reserve Fund
Report of Independent Registered Public Accounting Firm	F-98
Schedule of Investments	F-99
Statement of Assets and Liabilities	F-100
Statement of Operations	F-101
Statements of Changes in Net Assets	F-102
Financial Highlights	F-103
Notes to Financial Statements	F-104

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share information)	March 31, 2025	December 31, 2024
	(unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$848,606	$750,981
Cash and cash equivalents segregated for corporate-held stablecoins	274,539	294,493
Cash and cash equivalents segregated for the benefit of stablecoin holders	60,141,924	43,918,572
Accounts receivable, net	10,950	6,418
Stablecoins receivable, net	—	6,957
Prepaid expenses and other current assets	225,872	187,528

Total current assets	61,501,891	45,164,949

Non-current assets:
Restricted cash	3,584	3,558
Investments	77,532	84,114
Fixed assets, net	23,710	18,682
Digital assets	22,001	31,330
Goodwill	266,089	169,544
Intangible assets, net	334,583	331,394
Deferred tax assets, net	10,414	10,223
Other non-current assets	22,593	20,615

Total assets	$62,262,397	$45,834,409

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$295,819	$287,007
Deposits from stablecoin holders	59,977,076	43,727,363
Other current liabilities	16,141	16,597

Total current liabilities	60,289,036	44,030,967

Non-current liabilities:
Convertible debt, net of debt discount	37,414	40,717
Deferred tax liabilities, net	29,494	29,559
Warrant liability	—	1,591
Other non-current liabilities	20,975	21,281

Total non-current liabilities	87,883	93,148

Total liabilities	$60,376,919	$44,124,115

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(in thousands, except share information)	March 31, 2025	December 31, 2024

Commitments and contingencies (see Note 22)

Redeemable convertible preferred stock
Series A redeemable convertible preferred stock ($0.0001 par value; 33,621 thousand issued and outstanding; $9,078 liquidation preference as of March 31, 2025 and December 31, 2024)	9,000	9,000
Series B redeemable convertible preferred stock ($0.0001 par value; 17,586 thousand issued and outstanding; $17,059 liquidation preference as of March 31, 2025 and December 31, 2024)	17,000	17,000
Series C redeemable convertible preferred stock ($0.0001 par value; 18,445 thousand issued and outstanding; $40,027 liquidation preference as of March 31, 2025 and December 31, 2024)	40,050	40,050
Series D redeemable convertible preferred stock ($0.0001 par value; 23,203 thousand issued and outstanding; $64,039 liquidation preference as of March 31, 2025 and December 31, 2024)	64,152	64,152
Series E redeemable convertible preferred stock ($0.0001 par value; 37,436 thousand and 37,391 thousand issued and outstanding; $607,587 and $606,850 liquidation preference as of March 31, 2025 and December 31, 2024, respectively)	609,301	608,564
Series F redeemable convertible preferred stock ($0.0001 par value; 9,516 thousand issued and outstanding; $400,999 liquidation preference as of March 31, 2025 and December 31, 2024)	400,999	400,999

Stockholders’ equity
Class A common stock ($0.0001 par value; 300,000 thousand authorized; 62,350 thousand and 56,353 thousand issued and outstanding as of March 31, 2025 and December 31, 2024, respectively)	6	6
Treasury stock at cost (4,960 thousand shares held as of March 31, 2025 and December 31, 2024, respectively)	(2,877)	(2,877)
Additional paid-in capital	1,900,888	1,792,969
Accumulated deficit	(1,158,410)	(1,223,213)
Accumulated other comprehensive income	5,369	3,644

Total stockholders’ equity	744,976	570,529

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$62,262,397	$45,834,409

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three Months Ended March 31,

(in thousands, except per share information)	2025	2024

Revenue and reserve income
Reserve income	$557,911	$359,639
Other revenue	20,662	5,455

Total revenue and reserve income	578,573	365,094

Distribution, transaction and other costs
Distribution and transaction costs	347,312	202,742
Other costs	335	3,995

Total distribution, transaction and other costs	347,647	206,737

Operating expenses
Compensation expenses	75,620	61,149
General and administrative expenses	30,684	30,517
Depreciation and amortization expenses	13,880	11,593
IT infrastructure costs	7,672	6,334
Marketing expenses	3,860	818
Digital assets losses (gains)	6,270	(4,373)

Total operating expenses	137,986	106,038

Operating income from continuing operations	92,940	52,319
Other (expense) income, net	(3,103)	20,557

Net income from continuing operations before income taxes	89,837	72,876
Income tax expense	25,046	24,237

Net income from continuing operations	$64,791	$48,639

Earnings per share:

Basic earnings per common share	$0.00	$0.00
Diluted earnings per common share	$0.00	$0.00

Weighted-average common shares used to compute earnings per share:
Basic	57,966	53,976
Diluted	75,650	72,778

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended March 31,

(in thousands)	2025	2024
Net income	$64,791	$48,639

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	1,809	(230)
Unrealized gain (loss) on available-for-sale debt securities, net of tax	—	(178)
Unrealized (loss) gain on convertible notes – credit risk, net of tax	(84)	364

Total other comprehensive income (loss), net of tax	1,725	(44)

Comprehensive income	$66,516	$48,595

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (unaudited)

	Temporary Equity													Permanent Equity
(In thousands)	Preferred Stock Series A Redeemable Convertible		Preferred Stock Series B Redeemable Convertible		Preferred Stock Series C Redeemable Convertible		Preferred Stock Series D Redeemable Convertible		Preferred Stock Series E Redeemable Convertible		Preferred Stock Series F Redeemable Convertible		Total Redeemable Convertible Preferred Stock	Common Stock		Treasury Stock		Additional paid-in- capital	Accumulated deficit	Accumulated other comprehensive income	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
Balance at December 31, 2024	33,621	$9,000	17,586	$17,000	18,445	$40,050	23,203	$64,152	37,391	$608,564	9,516	$400,999	$1,139,765	61,313	$6	4,960	$(2,877)	$1,792,969	$(1,223,213)	$3,644	$570,529
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	1,009	—	—	—	642	—	—	642
Issuance of common stock and preferred stock upon exercise of warrants	—	—	—	—	—	—	—	—	45	737	—	—	737	1,130	—	—	—	854	—	—	854
Issuance of common stock in connection with business combination	—	—	—	—	—	—	—	—	—	—	—	—	—	3,857	—	—	—	89,919	—	—	89,919
Warrants in common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,064	—	—	1,064
Vesting of restricted stock units and common share in connection with business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,440	—	—	15,440
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,725	1,725
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	64,791	—	64,791
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12	—	12

Balance at March 31, 2025	33,621	$9,000	17,586	$17,000	18,445	$40,050	23,203	$64,152	37,436	$609,301	9,516	$400,999	$1,140,502	67,310	$6	4,960	$(2,877)	$1,900,888	$(1,158,410)	$5,369	$744,976

Balance at December 31, 2023	33,621	$9,000	17,586	$17,000	18,445	$40,050	23,203	$64,152	36,867	$600,059	9,516	$400,999	$1,131,260	58,645	$6	4,960	$(2,877)	$1,723,020	$(1,385,607)	$4,929	$339,471

Adoption of new accounting standards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,934	—	6,934
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	463	—	—	—	355	—	—	355
Issuance of common stock in connection with business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	1,444	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,808	—	—	12,808
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(44)	(44)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	48,639	—	48,639

Balance at March 31, 2024	33,621	$9,000	17,586	$17,000	18,445	$40,050	23,203	$64,152	36,867	$600,059	9,516	$400,999	$1,131,260	60,522	$6	4,960	$(2,877)	$1,736,183	$(1,330,034)	$4,885	$408,163

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands)	Three Months Ended March 31,

	2025	2024

Cash flows from operating activities
Net income	$64,791	$48,639

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	13,880	11,593
Accretion of premium on available-for-sale debt securities	—	(1,081)
Realized and unrealized losses (gains) on digital assets	14,376	(9,110)
Change in fair value of convertible debt, warrant liability, and embedded derivatives	2,382	(6,465)
Digital assets received for services	(4,500)	—
Deferred taxes	(1,250)	(1,374)
Realized and unrealized losses (gains) on available-for-sale debt securities and strategic investments	156	(1,241)
Stock-based compensation	12,716	9,480
Other non-cash items	3,105	1,568
Changes in operating assets and liabilities:
Accounts receivable	(5,353)	1,149
Prepaid expenses and other current assets	(47,792)	(20,825)
Accounts payable and accrued expenses	6,421	45,092
Other current liabilities	(2,339)	(258)

Net cash provided by operating activities	$56,593	$77,167

Cash flows from investing activities
Purchase of available-for-sale debt securities	—	(82,768)
Sales and maturities of available-for-sale debt securities	—	95,293
Business combinations, net of cash acquired	(7,440)	—
Sale and return of investments	13	287
Purchase of investments	(338)	(913)
Proceeds from sale of digital assets	79	3,403
Capitalization of software development costs	(11,675)	(8,883)
Purchase of long-lived assets	(5,864)	(247)

Net cash (used in) provided by investing activities	$(25,225)	$6,172

Cash flows from financing activities
Net changes in deposits held for stablecoin holders	16,263,409	7,829,856
Capitalized transaction costs	(952)	(268)
Proceeds from exercise of stock options	642	355
Net cash provided by financing activities	$16,263,099	$7,829,943

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) (unaudited)

(in thousands)	Three Months Ended March 31,

	2025	2024
Effect of exchange rate changes on cash and cash equivalents, restricted and segregated cash	6,582	(1,502)
Unrealized gains (losses) on available-for-sale debt securities classified as cash equivalents, net of tax	—	(2)
Net increase in cash and cash equivalents, restricted and segregated cash	16,301,049	7,911,778
Cash and cash equivalents, restricted and segregated cash at the beginning of the period	44,967,604	24,994,159

Cash and cash equivalents, restricted and segregated cash at the end of the period	$61,268,653	$32,905,937

Cash and cash equivalents, restricted and segregated cash consisted of the following:
Cash and cash equivalents	848,606	316,172
Restricted cash	3,584	3,584
Cash and cash equivalents segregated for corporate-held stablecoins	274,539	388,093
Cash and cash equivalents segregated for the benefit of stablecoin holders	60,141,924	32,198,088

Total cash and cash equivalents, restricted and segregated cash	$61,268,653	$32,905,937

Supplemental disclosure of cash flow information
Cash paid for income taxes	$775	$271
Cash paid for interest	$180	$258

Supplemental schedule of non-cash activities
Obligations to return digital asset collateral	$—	$(1,905)
Digital assets collateral received	$—	$1,905
Noncash consideration for business combination	$89,919	$—
Net changes in the purchase and redemption of digital financial assets	$(12,162)	$—
Receipt of stablecoins receivable	$7,000	$6,513
Capitalized stock-based compensation expense related to internally developed software	$2,737	$3,451
Investment received for unearned revenue	$(1,950)	$—
Net changes in capitalized transaction costs included in liabilities	$1,352	$—
Non-cash purchase of investments and digital assets	$(150)	$(3,879)
Unrealized (loss) gain on convertible notes – credit risk, net of tax	$(84)	$364

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

Overview of the Business

On July 1, 2024, Circle Internet Financial Limited (“Circle Ireland”) consummated an Irish High Court-approved scheme of arrangement, pursuant to which issued ordinary shares and preferred shares in the capital of Circle Ireland were cancelled and, in connection with such cancellation, Circle Internet Group, Inc. (“Circle Group”), a Delaware corporation, issued equivalent shares of capital stock (in number and class) to the then-shareholders of Circle Ireland. Upon consummation of the scheme of arrangement, Circle Ireland became a wholly-owned subsidiary of Circle Group. The historical basis of accounting was retained as if the entities had always been combined for financial reporting purposes. The unaudited condensed consolidated financial statements include the accounts of Circle Group and its subsidiaries in which we have a controlling financial interest (together, “Circle,” the “Company,” “we,” “us,” or “our”).

Founded in 2013, Circle is a platform, network, and market infrastructure for stablecoin and blockchain applications and the issuer of a U.S. dollar-denominated stablecoin, USDC, and a euro-denominated stablecoin, EURC (collectively “Circle stablecoins”). Circle provides a stablecoin network and a range of blockchain-specific software infrastructure. This infrastructure abstracts away complexity of using blockchain networks and enhances the utility of Circle stablecoins.

2. Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) and the applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”). All intercompany balance and transactions have been eliminated on consolidation.

Reclassifications

Certain prior period amounts have been reclassified in order to conform with the current period presentation. These reclassifications have no impact on the unaudited condensed consolidated financial statements.

Use of Estimates

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and disclosures in the accompanying notes.

Significant estimates that are particularly susceptible to significant change relate to the fair value of stock-based awards issued, the fair value of certain non-current liabilities, the fair value of derivatives and embedded derivatives, the fair value of investments under measurement alternative, the assessment of the amount and likelihood of adverse outcomes from claims and disputes, and the valuation of intangible assets acquired in business combinations, including goodwill and acquisition-date deferred taxes, and the recognition and measurement of current and deferred income taxes. The Company bases its estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. These estimates may change as new events occur and additional information becomes available. Actual results could differ from these estimates and any such differences may be material to the financial statements. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair presentation.

Assets Segregated for the Benefit of Stablecoin Holders

The Company segregates assets backing Circle stablecoins to satisfy its obligations under all applicable regulatory requirements and commercial laws and classifies these assets as current based on their purpose and availability to fulfill its direct obligation to customers. The Company holds only bare legal title in the accounts holding the reserve funds, and maintains no legal, equitable, financial or ownership interest over the reserves themselves held for the benefit of Circle stablecoin holders in such accounts. The Company’s eligible liquid assets were greater than the aggregate amount of custodial funds due to customers for the periods presented. Refer to Deposits from Stablecoin Holders in this note for further details.

Cash and cash equivalents segregated for the benefit of stablecoin holders and Cash and cash equivalents segregated for corporate-held stablecoins

Cash and cash equivalents segregated for the benefit of stablecoin holders and Cash and cash equivalents segregated for corporate-held stablecoins represent cash and cash equivalents maintained in segregated accounts that are held for the exclusive benefit of customers and stablecoin holders, including stablecoins held by the Company. One of the Company’s subsidiaries held investments in the Circle Reserve Fund (the “Fund”). The Fund is managed by BlackRock Advisors, LLC, and the securities purchased by the Fund are subject to the quality, diversification, and other requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended. Shares of the Fund are only available for purchase by the Company’s subsidiary, which owns all outstanding shares of the Fund.

The Company accounts for the Fund as a financial asset under the fair value option pursuant to ASC 825, Financial Instruments, because the Company believes that measurement at fair value provides more useful information to financial statement users due to the short-term, highly liquid nature of the Fund. The shares of the Fund would otherwise be accounted for under the equity method pursuant to ASC 323, Equity Method and Joint Ventures, if the Company had not elected the fair value option. The Company measures fair value at the Fund’s net asset value per share. As of March 31, 2025 and December 31, 2024, balances held in the Fund included in Cash and cash equivalents segregated for the benefit of stablecoin holders were $53,564.5 million and $37,514.3 million, respectively, and the Fund has maintained a net asset value of $1.00 per share for all periods presented. In connection with the Fund, dividends receivable is included in Prepaid expenses and other current assets on the unaudited Condensed Consolidated Balance Sheets and dividend income is included in Reserve income in the unaudited Condensed Consolidated Statements of Operations.

Digital Assets

The Company receives, purchases, utilizes, and sells digital assets in the ordinary course of business and holds certain digital assets as investments. In general, the Company holds digital assets, other than stablecoins it issues and as investments, to pay blockchain gas fees, as payment for certain services and as collateral held in connection with Circle stablecoin lending services.

Effective January 1, 2024, upon the adoption of Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), digital assets are measured at fair value. Fair value measurements for digital assets are based on quoted market prices in active markets. Changes in fair value of digital assets held in the ordinary course of business are recognized in Digital assets losses (gains) in the unaudited Condensed Consolidated Statements of Operations. Changes in fair value of digital assets held as investments are recognized in Other (expense) income, net. Gains and losses upon sale of digital assets are measured as the difference between the cash proceeds and the carrying basis of the digital assets as determined on a first-in, first-out (“FIFO”) basis for each pool of digital assets. These realized gains and losses on digital assets held in the ordinary course of business are recorded to Digital assets losses (gains), and realized gains and losses on digital assets held as investments are recorded to Other (expense) income, net.

Deposits from Stablecoin Holders

Funds received from customers from the issuance of Circle stablecoins represent claims which are reflected as a liability classified as Deposits from stablecoin holders on the unaudited Condensed Consolidated Balance Sheets. As a licensed money transmitter and regulated Electronic Money Institution, Circle is obligated to redeem all Circle stablecoins presented by Circle Mint customers on a one for one basis for U.S. dollars or euros, as applicable, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. As such, the Company does not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers. With the exception of general stablecoin holders subject to specific regulatory requirements such as those in the European Union, the Company does not redeem Circle stablecoins from stablecoin holders who are not Circle Mint customers. However, Circle stablecoins are supported by numerous global digital asset exchanges and marketplaces, including neo-banks, brokerages, payment providers, remittance providers, superapps and commerce companies, and as such, Circle stablecoin holders could transact with Circle Mint customers, ultimately allowing the Circle stablecoins to be redeemed. Deposits from stablecoin holders do not include amounts associated with corporate-held stablecoins. Cash associated with such corporate-held stablecoins are presented as Cash and cash equivalents segregated for corporate-held stablecoins on the unaudited Condensed Consolidated Balance Sheets. When the Company makes payments in the form of corporate-held stablecoins, the Company records an associated Deposits from stablecoin holders and records the cash associated with such stablecoins as Cash and cash equivalents segregated for the benefit of stablecoin holders. When such payments, in the form of corporate-held stablecoins, are for distribution, transaction and other costs or operating expenses incurred, the payments are presented in the unaudited condensed consolidated statements of cash flows in the same manner as if such payments were settled in cash.

As of March 31, 2025 and December 31, 2024, the Company’s eligible liquid assets, which consist of cash and cash equivalents, were greater than the aggregate amount of custodial funds due to stablecoin holders.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 enhances income tax disclosures, including more detailed requirements related to the rate reconciliation and disaggregation of income taxes paid by jurisdiction, among other items. The Company adopted ASU 2023-09 retrospectively effective for the year ending December 31, 2025. The adoption will only impact annual disclosures.

In January 2025, the SEC published Staff Accounting Bulletin No. 122 (“SAB 122”) to rescind the previously issued Staff Accounting Bulletin No. 121 (“SAB 121”). SAB 121 required the recognition of a liability and an offsetting asset, both measured at fair value, for its obligation to safeguard digital assets on behalf of customers. The Company early adopted SAB 122 retrospectively for the unaudited condensed consolidated balance sheets as of December 31, 2023. The adoption of SAB 122 resulted in the derecognition of $524.2 million of Assets related to safeguarding obligations and Obligations related to safeguarding digital assets on the unaudited Condensed Consolidated Balance Sheet as of December 31, 2023. The adoption had no effect on operating income from continuing operations, net income, or comprehensive income for the periods presented.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 is intended to provide users of financial statements with more decision-useful information about expenses of a public business entity, primarily through enhanced disclosures of certain components of expenses commonly presented within captions on the statement of operations, such as employee compensation and depreciation and amortization, as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 also requires disclosure of the total amount of selling expenses. ASU 2024-03 is effective prospectively or retrospectively for the Company for its fiscal year beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently assessing ASU 2024-03 and its impact on its disclosures.

3. Acquisitions and divestitures

In January 2025, the Company acquired 100% of the ownership interest in Hashnote Holdings LLC, a Delaware limited liability company (together with its subsidiaries, “Hashnote”), which, through its affiliates, is the fund manager of Hashnote International Short Duration Yield Fund Ltd., a tokenized money market fund and the issuer of USYC.

In accordance with ASC 805, Business Combinations, the acquisition was accounted for as a business combination under the acquisition method. The allocation of the purchase price for this acquisition has been prepared on a preliminary basis and changes to the allocation to certain assets, liabilities, and tax estimates may occur as additional information becomes available.

The following table summarizes the preliminary allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents	$2,412
Accounts receivable, net	193
Prepaid expenses and other current assets	109
Fixed assets, net	8
Digital assets	104
Goodwill	96,545
Intangible assets, net	4,480
Accounts payable and accrued expenses	(655)
Other current liabilities	(2,383)
Deferred tax liabilities, net	(1,043)

Total purchase consideration	$99,770

The fair value of consideration transferred was approximately $99.8 million, subject to customary adjustments, consisting of $9.9 million in cash and approximately 2.9 million Class A common shares of Circle. The intangible assets acquired consist of developed technology of $1.7 million and customer relationships of $2.8 million and were each assigned useful lives of 2 years. The fair value of the customer relationships were determined using the income approach, and the developed technology was determined using the cost approach. These valuations are considered Level 3 fair value measurements due to the use of unobservable inputs including projected timing and amounts of future revenues, cash flows, discount rates and current replacement costs. The excess of the purchase consideration over the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill and is attributable to Hashnote’s workforce and the synergies expected to arise from the acquisition. The Company does not expect goodwill to be deductible for income tax purposes.

The agreement also provides for the issuance of up to approximately 1.8 million additional Class A common shares of Circle to certain Hashnote employees, of which are subject to the satisfaction of vesting conditions and will be accounted for as compensation expense over the requisite service period.

The Company also holds investments in certain funds managed by affiliates of Hashnote. These funds, including Hashnote International Short Duration Yield Fund Ltd., are variable interest entities that are not consolidated by the Company due to the fact that we are not the primary beneficiary as we do not have an obligation to absorb losses or a right to receive benefits that could potentially be significant to each fund. The Company’s maximum exposure to loss associated with each fund is limited to its insignificant investment and its obligations to perform services as the manager of each fund. The Company provides no guarantees and has no other financial obligations to each of the funds.

4. Leases

The Company leases facilities under non-cancelable operating leases. In addition to fixed monthly lease payments, the Company is required to pay operating expenses and real estate taxes for certain of these facilities.

The components of lease cost were as follows (in thousands):

Table 4.1. Lease Cost

	Three months ended March 31,
	2025	2024
Operating lease cost	$838	$1,118
Short-term lease cost	$167	$235

Supplemental balance sheet information related to leases is as follows (in thousands):

Table 4.2. Details of Lease Right-of-use Assets and Liabilities

	March 31, 2025	December 31, 2024
Operating lease right-of-use assets	$15,114	$15,493

Operating lease liabilities - current	$2,640	$2,637
Operating lease liabilities - non-current	12,948	13,074

Total operating lease liabilities	$15,588	$15,711

Operating lease liabilities are included in Other current liabilities and Other non-current liabilities on the unaudited Condensed Consolidated Balance Sheets, while operating lease right-of-use assets are included in Other non-current assets on the unaudited Condensed Consolidated Balance Sheets.

Weighted-average lease terms and discount rates are as follows:

Table 4.3. Weighted-average Lease Terms and Discount Rates

	March 31, 2025	December 31, 2024
Weighted-average remaining lease term	8.1 years	8.3 years
Weighted-average discount rates	12.8%	12.8%

Maturities of lease liabilities under operating leases are as follows (in thousands):

Table 4.4. Maturities of Lease Liabilities

Years ending December 31,
2025 (remaining 9 months)	$2,451
2026	3,086
2027	3,138
2028	2,786
2029	3,058
Thereafter	11,944

Total lease payments	26,463
Less: imputed interest	10,875

Total lease liabilities	$15,588

5. Intangible assets, net

The useful life of the Company’s finite-lived acquired intangible assets is as follows:

Table 5.1. Acquired Intangible Assets Useful Life

Acquired intangible assets	Useful life
Developed technology	2 ~ 6 years
Customer relationships	2 ~ 4 years
Regulatory licenses	5 years
Patents and trade name	1 ~ 17 years

Intangible assets consists of the following (in thousands):

Table 5.2. Details of Intangible Assets, net

As of March 31, 2025	Gross carrying amount	Accumulated amortization	Intangible assets, net	Weighted average remaining useful life (in years)
Amortizing intangible assets:
Internally developed software	$158,737	$(106,745)	$51,992	1.4
Acquired intangible assets	35,853	(19,666)	16,187	4.7
Total amortizing intangible assets	$194,590	$(126,411)	$68,179
Indefinite-lived intangible assets:
Acquired intangible assets	266,404	—	266,404

Total intangible assets, net	$460,994	$(126,411)	$334,583

As of December 31, 2024	Gross carrying amount	Accumulated amortization	Intangible assets, net	Weighted average remaining useful life (in years)
Amortizing intangible assets:
Internally developed software	$146,579	$(94,646)	$51,933	1.4
Acquired intangible assets	31,373	(18,316)	13,057	5.8
Total amortizing intangible assets	$177,952	$(112,962)	$64,990
Indefinite-lived intangible assets:
Acquired intangible assets	266,404	—	266,404

Total intangible assets, net	$444,356	$(112,962)	$331,394

Total amortization expense of intangible assets was $13.5 million and $11.1 million for the three months ended March 31, 2025 and 2024, respectively. Amortization expense on internally developed software was $12.1 million and $9.1 million for the three months ended March 31, 2025 and 2024, respectively. Amortization expense on the acquired intangible assets was $1.4 million and $2.0 million for the three months ended March 31, 2025 and 2024, respectively. There were no impairments recorded for intangible assets for the three months ended March 31, 2025 and 2024.

The expected future amortization expense for amortizing intangible assets is as follows (in thousands):

Table 5.3. Future Amortization Expense of Intangible Assets

Years ending December 31,
2025 (remaining 9 months)	$34,896
2026	25,316
2027	4,103
2028	1,774
2029	384
Thereafter	1,706

Total amortization expense	$68,179

6. Fixed assets, net

The following table presents our major categories of fixed assets, net (in thousands):

Table 6.1. Details of Fixed Assets, net

	March 31,	December 31,
	2025	2024
Computers & equipment	$4,888	$4,920
Leasehold improvements	885	739
Construction in progress	21,144	16,204
Other	1,740	1,600

Total fixed assets	28,657	23,463
Less: accumulated depreciation and amortization	$(4,947)	$(4,781)

Total fixed assets, net	$23,710	$18,682

Depreciation expense was $0.4 million and $0.5 million for the three months ended March 31, 2025 and 2024, respectively, which is included within Depreciation and amortization expense on the unaudited Condensed Consolidated Statements of Operations.

7. Digital assets

The composition of digital assets included the following (in thousands, except quantity):

Table 7.1. Details of Digital Assets

	March 31, 2025			December 31, 2024
	Quantity	Cost Basis	Fair Value	Quantity	Cost Basis	Fair Value
Sui	3,426,916	$7,389	$7,766	2,304,672	$2,385	$9,483
Bitcoin	73	2,155	5,997	73	2,113	6,781
Ether	1,721	4,400	3,137	1,746	4,455	5,815
Aptos	217,378	1,487	1,146	217,378	1,487	1,891
Sei	6,250,000	2,385	1,077	6,250,000	2,385	2,472
Optimism	867,303	1,330	636	867,303	1,330	1,518
Other digital assets	n.m	5,652	2,242	n.m	5,603	3,370

Total digital assets		$24,798	$22,001		$19,758	$31,330

n.m.= not meaningful

As of March 31, 2025, there are certain digital assets with a total fair value of $1.8 million subject to various time-based contractual sale restrictions ranging from April 2025 until August 2027.

Digital assets (gains) losses consists of the following (in thousands):

Table 7.2. Digital Assets Gains (losses)

	Three months ended March 31,
	2025	2024
(Gains)/losses on disposals of digital assets	$(23)	$(2,003)
(Gains)/losses on changes in fair value of embedded derivatives	—	1,629
Unrealized (gains)/losses on changes in fair value of digital assets	6,293	(3,999)

Total	$6,270	$(4,373)

Refer to Note 12 for gains and losses on digital assets held for investments.

8. Investments

Strategic investments

The Company holds strategic investments in privately held companies as a part of the Company’s strategy to build partnerships across the digital asset ecosystem. The Company also receives certain equity instruments as consideration for services. The Company does not have the ability to exercise significant influence over operating and financial policies of these investments. The carrying amount of these investments was $77.5 million and $84.1 million as of March 31, 2025 and December 31, 2024, respectively, which are included in Investments on the unaudited Condensed Consolidated Balance Sheets. The Company primarily records these investments at cost adjusted to fair value upon observable transactions for identical or similar investments of the same issuer or upon impairment, referred to as the measurement alternative.

The Company’s investments carried under the measurement alternative are recorded at fair value on a non-recurring basis in periods after initial recognition. Investments carried under the measurement alternative are classified within Level 3 of the fair value hierarchy due to the absence of quoted market prices, the inherent lack of liquidity and unobservable inputs used to measure fair value that require management’s judgment. Any subsequent changes in value of these investments will be included as a part of Other (expense) income, net on the unaudited Condensed Consolidated Statements of Operations.

The changes in the carrying value of equity investments carried under the measurement alternative along with investments in limited partnerships and certain forward contracts to purchase a specified quantity of equity shares in private companies are presented below (in thousands):

Table 8. Changes in the Carrying Value of Equity Investments under Measurement Alternative

Balance as of December 31, 2024	$68,229
Net investments and returns in privately held companies	2,050
Upward adjustments	879
Downward adjustments	(1,229)
Realized gains (losses) and impairments	(34)

Balance as of March 31, 2025 (1)	$69,963

(1)	Excludes $7.6 million of strategic investments not accounted for under the measurement alternative as of March 31, 2025.

Balance as of December 31, 2023	$66,008
Net investments and returns in privately held companies	773
Upward adjustments	1,584
Downward adjustments	(227)
Realized gains (losses) and impairments	(213)

Balance as of March 31, 2024 (1)	$67,925

(1)	Excludes $12.9 million of strategic investments not accounted for under the measurement alternative as of March 31, 2024.

9. Derivatives and embedded derivatives

The Company enters into certain strategic investments in the form of forward contracts to purchase a specified quantity of digital assets. Certain of these contracts are accounted for as derivatives or investments with embedded derivatives, and accounts for these derivatives and embedded derivatives within Investments on the unaudited Condensed Consolidated Balance Sheets. The derivatives and bifurcated embedded derivatives are marked to market through Other (expense) income, net on the unaudited Condensed Consolidated Statements of Operations. Embedded derivatives are presented together with the respective host contract in the unaudited Condensed Consolidated Balance Sheets.

The fair value of the Company’s derivatives and embedded derivatives are as follows (in thousands):

Table 9.1. Fair Value of Derivative and Embedded Derivative Assets and Liabilities

	March 31, 2025	December 31, 2024
Investments - embedded derivatives	$3,307	$8,982
Investments - derivatives	$131	$350
Accounts receivable, net – embedded derivatives	$(976)	$—

The following table summarizes notional amounts related to derivatives and embedded derivatives (in thousands):

Table 9.2. Notional Amounts of Derivative and Embedded Derivative Assets and Liabilities

	March 31, 2025	December 31, 2024
Investments - embedded derivatives	$668	$791
Investments - derivatives	$353	$384
Accounts receivable, net - embedded derivatives	$3,000	$—

Gains (losses) on derivatives and embedded derivatives are as follows (in thousands):

Table 9.3. Gains (losses) on Derivative and Embedded Derivatives

	Three months ended March 31,
	2025	2024
Obligation to return digital asset collateral — embedded derivatives (1)	$—	$1,629
Accounts receivable, net — embedded derivatives (2)	$(976)	$—
Investments — derivatives and embedded derivatives (2)	$(5,340)	$3,070

(1)	Included in Digital assets losses (gains) in the unaudited Condensed Consolidated Statements of Operations.
(2)	Included in Other (expense) income, net in the unaudited Condensed Consolidated Statements of Operations.

10. Fair value measurements

Recurring fair value measurements

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis. The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, stablecoin receivables, prepaid expenses and other current assets, and accounts payable and accrued expenses approximate their fair values due to their short-term nature.

Table 10.1. Fair Value Hierarchy

(in thousands)	March 31, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Assets
Cash equivalents (1)	$54,223,268	—	—	$37,841,697	—	—
Digital assets	22,001	—	—	31,330	—	—
Digital financial assets	2,190	—	—	14,328	—	—
Investments - derivatives and embedded derivatives (2)(3)	—	3,438	—	—	9,332	—
Accounts receivable, net – embedded derivatives (4)	—	(976)	—	—	—	—

Total assets	$54,247,459	$2,462	—	$37,887,355	$9,332	—

Liabilities
Convertible debt, net of debt discount	—	—	$37,414	—	—	$40,717
Warrant liability	—	—	—	—	—	1,591

Total liabilities	—	—	$37,414	—	$—	$42,308

(1)	Included $53,564.5 million and $37,514.3 million of Circle Reserve Fund as of March 31, 2025 and December 31, 2024, respectively.
(2)	The fair value measurement is based on the quoted market price of the underlying digital asset.
(3)	Excluded the host contract balance of $0.7 million and $0.8 million as of March 31, 2025 and December 31, 2024, respectively.
(4)	Excluded the host contract balance of $3.0 million and $0.0 million as of March 31, 2025 and December 31, 2024, respectively.

There were no transfers into or out of Level 3 of the fair value hierarchy during the three months ended March 31, 2025 and 2024.

Warrant liability

The Company has issued warrants convertible into Series E preferred shares at a price of $16.23 per share. The warrants are classified as a non-current liability and are fair valued using a probability weighted model based on the fair value of the Company’s common stock at the balance sheet date. The Company revalues the warrants at each reporting period and records the change in fair value in the unaudited Condensed Consolidated Statements of Operations. On February 20, 2025, the Company issued an aggregate of 45 thousand shares of Series E Preferred Stock to the warrant holders upon the cashless exercise of those warrants. The changes in carrying value of warrant liability are reflected in the following tables (in thousands):

Table 10.2. Changes in Carrying Value of Warrant Liability

Balance as of December 31, 2024	$1,591
Warrants exercised	(1,591)

Balance as of March 31, 2025	$—

Balance as of December 31, 2023	$1,642
Fair value adjustment	(249)

Balance as of March 31, 2024	$1,393

Convertible debt, net of debt discount

On March 1, 2019, the Company issued a convertible note in connection with an acquisition. The note had a par value of $24.0 million, matures in seven years and is convertible into Series E preferred shares with a 2.9% interest rate. The Company elected the fair value option for recording this note. We measured the fair value of our convertible debt using the probability weighted “as converted” model. The change in fair value of the note is recorded in Other (expense) income, net on the unaudited Condensed Consolidated Statements of Operations. The changes in carrying value of convertible debt, net of debt discount are reflected in the following tables (in thousands):

Table 10.3. Changes in Carrying Value of Convertible Debt

Balance as of December 31, 2024	$40,717
Net discount on convertible notes	206
Capitalized interest	334
Fair value adjustment	(3,934)
Fair value adjustment – credit risk	91

Balance as of March 31, 2025	$37,414

Balance as of December 31, 2023	$58,487
Net discount on convertible notes	279
Capitalized interest	479
Fair value adjustment	(4,776)
Fair value adjustment – credit risk	(364)

Balance as of March 31, 2024	$54,105

The following significant unobservable inputs were used in the valuation:

Table 10.4. Significant Unobservable Inputs

	March 31, 2025	December 31, 2024
Discount rate	8.0%	7.5%
Volatility	64.1%	65.0%
Risk-free rate	4.0%	4.1%

Nonrecurring fair value measurements

Non-financial assets and investments accounted for under the measurement alternative are measured at fair value on a nonrecurring basis. Certain investments accounted for under the measurement alternative were impaired. Refer to Note 8 for further details. These fair value measurements are based on Level 3 inputs, predominantly projected cash flows from the underlying investments and an applicable discount rate used in an income approach.

11. Revenue recognition

Disaggregation of Revenue

The following table summarizes the disaggregation of revenue by major product and service (in thousands):

Table 11.1. Revenue by Product and Service

	Three months ended March 31,
	2025	2024
Reserve income	$557,911	$359,639

Other revenue:
Integration services	$16,331	$1,000
Transaction services	108	3,905
Other	4,223	550

Total other revenue	$20,662	$5,455

Total revenue and reserve income from continuing operations	$578,573	$365,094

Reserve income

All Circle stablecoins issued and outstanding are fully backed by equivalent amounts of fiat currency denominated assets held in segregated reserve accounts. The Company earns interest and dividends on assets held in reserve accounts, which include cash balances held at banks and investments in the Circle Reserve Fund. Interest income is recognized under the effective interest method, and dividend income from the Circle Reserve Fund is recognized on the declaration date.

Other revenue

Other revenue generally consists of revenues generated from services that increase the utility of Circle stablecoins and related transactions. The components of other revenue primarily includes revenues from integration services, transaction services, and other revenues.

Integration services relate to the implementation of Circle stablecoins on public blockchains. Payment for integration services received at the inception of the contract in the form of digital assets is measured at fair value at the contract inception. Refer to the Digital assets discussion above regarding subsequent accounting for digital assets. Integration services contracts typically have one performance obligation, and revenue is recognized at a point in time when the technical implementation is complete.

Transaction services relate to the processing of Circle stablecoin native payments, payouts to sellers, vendors or end-users as well as ledger management and facilitating digital asset transactions. Transaction services contracts constitute a series of distinct payment processing services that Circle stands ready to provide to the customers over the contract period. The transaction price for these services is entirely variable based on the number of transactions processed, and consideration is allocated to the distinct service that forms part of its single performance obligation to provide payment processing services. Revenue is recognized over time as the performance obligation is met. The Company incurs expenses to assist in fulfilling obligations to process payment transactions. The Company acts as the principal in providing transaction services to customers and, therefore, recognizes associated revenue and expenses on a gross basis.

Other revenues are primarily generated from fees associated with the management of USYC, fees to facilitate stablecoin redemptions and cross-chain transfers, and developer services. The Company receives fees associated with the management of USYC in the form of performance and redemption fees. Performance fees represent variable consideration and are recognized as revenue when the Company is entitled to such fees and significant reversals of such fees are not probable. Fees to facilitate stablecoin redemptions and cross-chain transfers are charged for expedited redemptions above certain thresholds and transfers of stablecoins from one supported blockchain to another. Redemption and cross-chain transfer fees are recognized at a point in time when the associated performance obligation is met. Developer services provide customers with a suite of tools to securely custody digital assets, develop applications with Circle wallets, enable custom transaction workflows and enhance operational efficiency. Revenue is earned primarily through subscription fee contracts that typically have one performance obligation provided and is satisfied over the contractual life of the agreement. In certain instances, customers prepay their monthly subscription by paying annually or quarterly. In those instances, the Company recognizes revenue over the life of the contract.

Deferred Revenue

Deferred revenue represents consideration received that is yet to be recognized as revenue. The changes in our deferred revenue are reflected in the following table (in thousands):

Table 11.2. Changes in Deferred Revenue
Balance at December 31, 2024	$13,390
Deferred revenue billed in the current period, net of recognition	9,456
Revenue recognized that was included in the beginning period	(9,845)

Balance at March 31, 2025	$13,001

Balance at December 31, 2023	$2,499
Deferred revenue billed in the current period, net of recognition	100
Revenue recognized that was included in the beginning period	(358)

Balance at March 31, 2024	$2,241

12. Other income (expense), net

The following table presents our major categories of Other income (expense), net (in thousands):

Table 12. Other income (expense), net

	Three months ended March 31,
	2025	2024
Gains (losses) on digital assets and other investments, net	$(8,263)	$4,366
Interest income on corporate balances	7,965	8,353
Changes in fair value of convertible debt, warrant liability, and embedded derivatives	(2,382)	8,095
Interest expense and amortization of discount	(335)	(497)
Other, net	(88)	240

Total Other (expense) income, net	$(3,103)	$20,557

13. Income taxes

For the three months ended March 31, 2025 and 2024, the Company recorded consolidated income tax expense from continuing operations of $25.0 million and $24.2 million, which represent effective tax rates of 27.9% and 33.3%, respectively. The Company’s income tax expense and effective tax rate can fluctuate period to period based on the levels of net income before income taxes, the mix of profits earned in various tax jurisdictions with differing statutory tax rates, the magnitude of non-deductible items and tax credits, changes in valuation allowances, and the impact of discrete items.

14. Debt

Warrant liability

In connection with a loan agreement with a bank, which was repaid in full in November 2019, the Company issued warrants convertible into 85 thousand Series E preferred shares with a strike price of $16.23 per share with an expiration date of February 21, 2025. On February 20, 2025, the Company issued an aggregate of 45 thousand shares of Series E Preferred Stock to the warrant holders upon the cashless exercise of those warrants.

Convertible debt, net of debt discount

In March 2019, the Company entered into an agreement with an investment company to issue two convertible promissory notes in connection with an acquisition. Pursuant to the agreement, the Company agrees to pay the holder the principal amount together with any interest on the unpaid principal balance for the two notes beginning on the date of the agreement. The first note has a principal amount of $24.0 million and is convertible into Series E preferred stock subject to the conversion provisions in the agreement (collectively the “First Note”). The First Note matures on March 1, 2026, unless earlier converted, and has an annual interest rate of 2.9% due annually in arrears on the last day of each calendar year. At any time during the term and at the sole discretion of the holder, all or a portion of the principal amount with any accrued and unpaid interest (collectively the “Conversion Amount”) can at the election of the holder be converted in Series E preferred shares. The outstanding Conversion Amount will convert into a specified number of shares of Series E preferred stock at a conversion price per share equal to $16.23.

The second note had a principal amount of $10.0 million and the Company repaid the remaining principal including capitalized amounts of $10.7 million and interest of $0.1 million on March 1, 2021.

In September 2024, certain holders of the Company’s convertible notes converted their principal balance of $8.3 million into 524 thousand shares of Series E Preferred Shares at a conversion rate of $16.23 per share.

The Company has elected the fair value option for recording its convertible notes on the unaudited Condensed Consolidated Balance Sheets, which are recorded at a net discount on acquisition date. The fair value of outstanding convertible notes was $37.4 million and $40.7 million as of March 31, 2025 and December 31, 2024, respectively, and are reflected as Convertible debt, net of debt discount on the unaudited Condensed Consolidated Balance Sheets. The debt discount is amortized and included in Other (expense) income, net in the unaudited Condensed Consolidated Statements of Operations. The change in fair value of the convertible notes is included in Other (expense) income, net in the unaudited Condensed Consolidated Statements of Operations.

15. Stockholders’ equity

Common Stock

In accordance with the Amended and Restated Certificate of Incorporation, effective as of July 1, 2024 (as the same may be amended from time to time, the “Charter”), as amended by that certain Certificate of Amendment to the Charter, effective December 30, 2024, the Company is authorized to issue 300.0 million shares of Class A Common Stock with a par value of $0.0001 per share (“Class A Common Stock”) and 300.0 million shares of Class B Common Stock with a par value of $0.0001 per share (“Class B Common Stock”). As of March 31, 2025, the Company has not issued any shares of Class B Common Stock.

The voting, dividend and liquidation rights of the holders of the Class A common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock as detailed in the Charter. The holders of Circle’s Class A common stock are entitled to one vote for each share of common stock held, subject to certain limitations pertaining to the Circle’s preferred stock.

As of March 31, 2025 and December 31, 2024, the Company has the following number of common shares reserved (in thousands):

Table 15. Details of Common Shares Reserved

	March 31, 2025	December 31, 2024
Conversion of Series A redeemable convertible preferred stock	33,621	33,621
Conversion of Series B redeemable convertible preferred stock	17,586	17,586
Conversion of Series C redeemable convertible preferred stock	18,445	18,445
Conversion of Series D redeemable convertible preferred stock	23,203	23,203
Conversion of Series E redeemable convertible preferred stock	37,436	37,391
Conversion of Series F redeemable convertible preferred stock	9,516	9,516
Common stock issuable in connection with business combinations	2,015	548
Common stock issuable under stock award plan	46,979	42,694
Common stock available for future issuance under stock award plan	4,356	9,649

Total	193,157	192,653

Warrants

In April 2023, the Company entered into an agreement with a commercial counterparty to grant warrants to purchase up to 4.5 million common shares of a consolidated subsidiary that will be automatically converted one for one with Class A common shares of Circle Group upon exercise. The warrants have an exercise price of $42.14 per share and an exercise period of ten years from the grant date. The warrants are subject to certain service conditions to be achieved over a two-year period and performance conditions to be achieved over a five-year period. The fair value of the warrants, approximately $80.1 million, was measured at the time of issuance using the Black-Scholes option pricing model using the following assumptions: the Company’s estimated common share price on the grant date, a term of ten years, a dividend yield of zero, volatility of 44%, and a risk-free rate of 3.45%. The warrants will be expensed as the service conditions are achieved or over the requisite service period if and when the achievement of the performance conditions are probable. There were no marketing expenses or distribution and transaction costs related to the warrants for the three months ended March 31, 2025 and 2024. In April 2025, warrants to purchase 3.4 million common shares expired. None of the remaining 1.1 million common shares associated with these warrants have been exercised, forfeited or expired.

In August 2023, the Company entered into an agreement with a digital asset exchange to grant warrants to purchase up to 3.6 million common shares of a consolidated subsidiary that will be automatically converted one for one with Class A common shares of the Company upon exercise. The warrants have an exercise price of $25.09 per share. They expire five years from the grant date and the vesting of the warrants is subject to a performance condition. The fair value of the warrants, approximately $43.9 million, was measured at the time of issuance using the Black-Scholes option pricing model using the following assumptions: the Company’s estimated common share price on the grant date, a term of five years, a dividend yield of zero, volatility of 51%, and a risk-free rate of 4.38%. The warrants will be expensed over the requisite service period if and when the achievement of the performance condition is probable. There were no marketing expenses or distribution and transaction costs related to the warrants for the three months ended March 31, 2025 and 2024. None of the common shares associated with these warrants have been exercised, forfeited or expired.

In December 2024, the Company entered into an agreement with a commercial counterparty which included the issuance of warrants to purchase up to approximately 2.9 million Class A common shares of Circle Group. The warrants vest based upon the achievement of certain performance conditions for the benefit of the Company. The warrants have an exercise price of $22.71 per share and an exercise period of six years from the grant date. The warrants are subject to certain performance conditions to be achieved within a three-year period. The fair value of the warrants, approximately $56.1 million, was measured at the time of issuance using the Black-Scholes option pricing model using the following assumptions: the Company’s estimated common share price on the grant date, a term of six years, a dividend yield of zero, volatility of 53%, and a risk-free rate of 4.43%. The warrants are expensed as the service conditions are achieved or over the requisite service period if and when the achievement of the performance conditions are probable. There were $1.0 million distribution and transaction costs related to the warrants for the three months ended March 31, 2025. There were no distribution and transaction costs related to the warrants for the three months ended March 31, 2024. None of the common shares associated with these warrants have been exercised, forfeited or expired.

16. Redeemable convertible preferred stock

In 2013, the Company issued 33.6 million shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”), par value of $0.0001, at a purchase price of approximately $0.27 per share for total cash proceeds of $9.0 million.

In 2014, the Company issued 17.6 million shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”), par value of $0.0001, at a purchase price of approximately $0.97 per share for total cash proceeds of $17.0 million.

In 2015, the Company issued 23.1 million of Series C redeemable convertible preferred stock (“Series C Preferred Stock”) and Series C-1 redeemable convertible preferred stock (“Series C-1 Preferred Stock”), par value of $0.0001, at a purchase price of approximately $2.17 per share for total cash proceeds of $50.1 million.

In 2016 and 2017, the Company issued a total of 23.2 million of Series D redeemable convertible preferred stock (“Series D Preferred Stock”), par value of $0.0001, at a purchase price of approximately $2.76 per share for total cash proceeds of $64.1 million, net of $0.1 million of issuance costs.

In 2018, the Company issued 9.1 million of Series E redeemable convertible preferred stock (“Series E Preferred Stock”) par value of $0.0001, at a purchase price of approximately $16.23 per share for total cash proceeds of $148.9 million.

In October 2019, 4.6 million shares of Series C Preferred Stock were forfeited.

In March 2022, the holders of the Company’s convertible notes automatically converted their principal balance of $451.0 million into 27.8 million shares of Series E Preferred Stock at a conversion rate of $16.23 per share. The fair value of the convertible notes as of the conversion date was $1,525.0 million, of which $451.0 million principal balance was converted to Series E Preferred Stock and $1,074.0 million was recorded in Additional paid-in capital.

In May 2022, the Company issued 9.5 million of Series F redeemable convertible preferred stock (“Series F Preferred Stock”) par value of $0.0001, at a purchase price of approximately $42.14 per share for total cash proceeds of $401.0 million.

In September 2024, a portion of the holders of the Company’s convertible notes converted their principal balance of $8.3 million into 524 thousand shares of Series E Preferred Stock at a conversion rate of $16.23 per share. The fair value of the convertible notes as of the conversion date was $15.0 million, of which $8.5 million was converted to Series E Preferred Stock and $6.5 million was recorded in Additional paid-in capital.

In February 2025, the Company issued a total of 45 thousand shares of Series E Preferred Stock upon the cashless exercise of certain warrants in connection with a fulfilled loan agreement.

The holders of the Series A, Series B, Series C, Series D, Series E and Series F preferred stock (collectively, “Voting Preferred Stock”) have various rights and preferences as follows:

Voting

The holders of the Voting Preferred Stock shall be entitled to such number of votes equal to the number of whole common stock into which the preferred stock held by such holder are convertible in accordance with conversion rules as of the record date for determining stockholders entitled to vote on such matter and shall have voting rights and powers equal to the voting rights and powers of the common stock. The holders of the Series A Preferred Stock shall be entitled to appoint and remove two Directors to the Board. The holders of Series C Preferred Stock are entitled to appoint and remove one Director to the Board. The holders of Series C-1 Preferred Stock have no voting rights except where it may be statutorily required.

Dividends

The holders of the Preferred Stock shall be entitled to cash dividends at the rate of eight percent of the original price per annum, payable only when as and if declared by the Board out of profits of the Company available for distribution in priority to any declaration or payment of any dividend or other distribution on any other class of stock in the capital of the Company. The dividends shall not be cumulative and shall be paid in immediately available funds.

Liquidation

Upon a liquidation event, whether voluntary or involuntary, any amounts or combined assets of Circle and its subsidiaries legally available for distribution to holders of the Company’s stock of all classes, shall be paid as follows: first, the holders of the preferred stock shall be entitled, before any distribution or payment is made upon any common stock to be paid an amount per preferred stock equal to the greater of (i) the sum of (A) $0.27 per preferred stock for Series A or $0.97 per preferred stock for Series B or $2.17 for Series C or Series C-1 or $2.76 for Series D or $16.23 for Series E or $42.14 for Series F, subject to appropriate adjustment in the event of any combination, consolidation, recapitalization, stock split, stock dividend or the like affecting such stock, and (B) the amount of all arrears of all declared but unpaid dividends and (ii) the amount per stock as would have been payable had all Preferred Stock been converted into common stock prior to the liquidations. If upon the liquidation, the available assets shall be insufficient to make payment in full to all holders of the Preferred Stock, then the available assets shall be distributed among the holders of Preferred Stock at the time issued, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if the entire preferred stock liquidation preference were paid in full. Second, after the payment of the full Preferred Stock liquidation preference, the remaining available assets shall be distributed ratably to the holders of the common stock based on the number of common stock held by each such holder.

Redemption

To the extent the preferred stock has not been previously redeemed or converted, a holder of preferred stock may require Circle to redeem its preferred stock, with prior written consent of at least 55% of the holders of Voting Preferred Stock. A redemption would occur in three annual installments that could commence no sooner than May 6, 2027. Redemptions, if any, will be made from profits available for distribution to the extent available. If there are insufficient profits available for distribution to redeem all of the preferred stock to be redeemed, Circle will redeem the remaining shares to be redeemed as soon as there are sufficient profits available for distribution.

Conversion

The Preferred Stock may at the option of the holder thereof be converted at any time into fully-paid common stock. In addition, each preferred share shall automatically be converted into common stock upon the closing of an underwritten public offering of the Company’s common stock at a price per share of not less than $32.64, subject to certain adjustments, where the Company receives proceeds of $150.0 million or more. The number of Class A Common Stock and Class B Common Stock into which each Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F preferred stock may be converted shall be determined by dividing the Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F original price by the Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F conversion price (as defined in the Charter), in effect at the time of the conversion, as applicable.

Following is a presentation of the key characteristics and shares outstanding for each class of the Company’s preferred stock as of March 31, 2025:

Table 16. Details of Preferred Stocks

Preferred stock class	Issue Date	Issue price	Conversion price	Liquidation preference	Shares issued and outstanding
Series A	8/22/2013	$0.27	$0.27	$0.27	33,621
Series B	2/26/2014	$0.97	$0.97	$0.97	17,586
Series C	4/10/2015	$2.17	$2.17	$2.17	18,445
Series D	5/17/2016	$2.76	$2.76	$2.76	23,203
Series E	Various	$16.23	$16.23	$16.23	37,436
Series F	5/9/2022	$42.14	$42.14	$42.14	9,516

17. Stock-based compensation

Stock-based compensation expense was $12.7 million and $9.5 million for the three months ended March 31, 2025 and 2024, respectively. The capitalized stock-based compensation expense related to internally developed software was $2.7 million and $3.5 million for the three months ended March 31, 2025 and 2024, respectively.

Stock options

Granted stock options generally have 10 years terms and have vesting periods ranging from 12 to 48 months.

A summary of outstanding stock options activities for the three months ended March 31, 2025 is presented as below:

Table 17.1. Summary of Outstanding Stock Options Activities

	Number of Stock Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2024	22,751	$8.48	5.53	$522,900
Options exercised	(1,009)	0.64
Options forfeited	(93)	20.63

Balance as of March 31, 2025	21,649	8.79	5.29	462,946

Exercisable at March 31, 2025	20,145	$7.49	5.12	$455,317

A summary of outstanding unvested stock options activities for the three months ended March 31, 2025 is presented as below, respectively:

Table 17.2. Summary of Outstanding Unvested Stock Options Activities

	Number of Shares (in thousands)	Weighted Average Exercise Price
Balance as of December 31, 2024	2,115	$23.81
Options vested	(604)	17.89
Options forfeited	(8)	17.17

Balance as of March 31, 2025	1,503	$26.21

As of March 31, 2025, unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $16.9 million, which is expected to be recognized over a weighted-average period of 1.4 years.

Restricted stock units (RSUs)

RSUs granted under the award plan generally vest upon the satisfaction of both a service condition and a liquidity-event related performance condition. Both the service and liquidity-event related performance conditions must be met for the expense to be recognized.

A summary of RSUs activities for the three months ended March 31, 2025 is as follows:

Table 17.3. Summary of Restricted Stock Units Activities

	Number of Shares (in thousands)	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2024	19,943	$30.85
RSUs granted	5,811	31.16
RSUs vested	(1)	27.81
RSUs forfeited	(423)	30.23

Balance as of March 31, 2025	25,330	$30.93

As of March 31, 2025, unrecognized stock-based compensation cost related to outstanding unvested RSUs that are expected to vest was $664.0 million, which is expected to be recognized over a weighted-average period of 0.8 years.

Shares issued for business combinations

The Company has issued the following common shares for the purchase of common shares subject to forfeiture based on certain service conditions in connection with its acquisitions. These shares were issued to the employees of the acquired businesses and are valued based on the fair value of the Company’s common shares at the acquisition date. The Company records share-based compensation expenses over the requisite service period, with an increase to additional paid-in capital. The shares issued for business combinations are subject to forfeiture based on service conditions through various dates over a four year period from their respective acquisition dates.

Table 17.4. Summary of Shares Issued for Business Combinations Activities

	Number of Shares (in thousands)	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2024	548	$47.82
Shares issued	1,473	31.16
Shares forfeited	(6)	47.82

Balance as of March 31, 2025	2,015	$35.64

For the three months ended March 31, 2025 and 2024, post-combination stock-based compensation cost included in the stock-based compensation expense was $7.2 million and $10.4 million, respectively. As of March 31, 2025, unrecognized stock-based compensation cost related to outstanding unvested shares and warrants issued for business combinations that are expected to vest was $56.3 million, which is expected to be recognized over a weighted-average period of 2.5 years.

18. Earnings per share

The computation of net income per share is as follows (in thousands, except per share amounts):

Table 18.1. Earnings per Share

	Three months ended March 31,
	2025	2024
Net income	$64,791	$48,639
Less: Dividend preference on preferred shares	(64,791)	(48,639)

Net income available to common stockholders – basic	$—	$—
Net income	$64,791	$48,639
Less: Changes in fair value of convertible debt and warrant liability	(2,345)	(3,358)
Less: Dividend preference on preferred shares	(62,446)	(45,281)

Net income available to common stockholders – diluted	$—	$—
Weighted-average common shares – basic	57,966	53,976
Add: Weighted-average effect of dilutive securities	17,684	18,802

Weighted-average common shares – diluted	75,650	72,778

Earnings per common share:
Basic earnings per common share	$0.00	$0.00
Diluted earnings per common share	$0.00	$0.00

The outstanding securities that were excluded from the computation of diluted earnings per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows (in thousands):

Table 18.2. Potentially Dilutive Securities

	Three months ended March 31,
	2025	2024
Redeemable convertible preferred stock	139,807	139,237
Common stock in connection with business combinations	150	384

Total	139,957	139,621

19. Accumulated other comprehensive income

Following is a summary of the changes in each component of accumulated other comprehensive income (in thousands):

Table 19. Accumulated Other Comprehensive Income

	Three months ended March 31,
	2025	2024

Accumulated other comprehensive income
Beginning balance	$3,644	$4,929
Pre-tax change – Foreign currency translation adjustment	1,809	(230)
Pre-tax change – Unrealized (loss) gain on convertible notes – credit risk adjustment	(91)	364
Pre-tax change – Unrealized gain (loss) on available-for-sale securities	—	(178)
Tax effect	7	—

Total accumulated other comprehensive income, net of tax	$5,369	$4,885

20. Prepaid expenses and other current assets

Prepaid expenses and other current assets includes the following (in thousands):

Table 20. Details of Prepaid Expenses and Other Current Assets

	March 31, 2025	December 31, 2024
Reserve income receivable	$188,142	$138,889
Prepaid expenses	20,628	15,602
Deferred offering costs	6,539	4,235
Digital financial assets	2,190	14,328
Income tax receivable	1,247	8,507
Other	7,126	5,967

Total prepaid expenses and other current assets	$225,872	$187,528

21. Accounts payable and accrued expenses

Accounts payable and accrued expenses includes the following (in thousands):

Table 21. Details of Accounts Payable and Accrued Expenses

	March 31, 2025	December 31, 2024
Accrued distribution costs	$111,921	$83,318
Stablecoin redemptions in transit	94,293	118,074
Accrued expenses	48,265	70,314
Income taxes payable	18,377	678
Accounts payable	15,770	5,505
Other payables	7,193	9,118

Total accounts payable and accrued expenses	$295,819	$287,007

22. Commitments and contingencies

Legal matters

The Company is subject to various litigation, regulatory investigations, and other legal proceedings that arise in the ordinary course of its business. The Company is also subject to regulatory oversight by numerous regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements.

The Company is in a dispute with a financial advisor regarding advisory fees related to engagement letters between the parties. In 2022, the Company’s Board of Directors passed resolutions terminating the engagement letters. The financial advisor has subsequently asserted that the terminations of the engagement letters are ineffective and has demanded fees and interest for various transactions. The Company believes it has properly and effectively terminated the engagement letters with the financial advisor, and strenuously disputes the financial advisor’s demand for any fees in connection with the transactions, which have all been conducted without the financial advisor’s assistance. On May 28, 2024, the financial advisor filed a lawsuit regarding the dispute. The Company does not believe that the outcome of the dispute at this point can be reasonably quantified or estimated.

Commitments and other contingencies

Current tax rules related to stablecoins require significant judgments to be made in interpretation of the law, including but not limited to the withholding tax, income tax and information reporting. Additional guidance may be issued by U.S. and non-U.S. governing bodies that may significantly differ from the Company’s interpretation of the law, which could have unforeseen effects on our financial condition and results of operations, and as a result, the related impact on our financial condition and results of operations is not estimable but could be material.

23. Subsequent events

The Company has evaluated subsequent events through May 16, 2025, the date the financial statements were available to be issued, and has concluded there were no subsequent events requiring adjustments or disclosure.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Circle Internet Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Circle Internet Group, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in redeemable convertible preferred stock and stockholders’ (deficit)/equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes collectively referred to as the “financial statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deposits from Stablecoin Holders—Refer to Note 2 to the Financial Statements

Critical Audit Matter Description

Deposits from stablecoin holders are funds received from customers from the issuance of Circle stablecoins. This represents claims from the stablecoin holder associated with Circle’s obligation to redeem stablecoins on a one-for-one basis. Circle stablecoins are the USDC and EURC payment stablecoins and are digital currencies issued natively on blockchain networks. All stablecoins issued and outstanding are backed by at least an equivalent amount of fiat currency denominated reserve assets. Stablecoins not accounted for could result in the amount of claims from the stablecoin holder to be more than the amount of reserve assets.

We identified deposits from stablecoin holders as a critical audit matter due to the fact that the issuance and redemption of stablecoins requires complex computer code operations and smart contracts. The nature and extent of audit effort required to address the matter includes significant involvement of more experienced engagement team members and involvement of specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to deposits from stablecoin holders included the following, among others:

•	We tested the effectiveness of controls over management’s minting and burning process for the issuance and redemption of stablecoins.

•	We tested effectiveness of controls over management’s reconciliation of reserve assets to stablecoin in circulation on approved blockchains.

•	We utilized our proprietary audit tool and involved specialists to independently obtain evidence from public blockchains to test the completeness of stablecoins minted and outstanding by blockchain.

•	We evaluated the reliability of audit evidence obtained from public blockchains.

/s/ Deloitte & Touche LLP

New York, New York

March 31, 2025

We have served as the Company’s auditor since 2023.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

(in thousands, except par value information)	December 31, 2024	December 31, 2023

ASSETS

Current assets:
Cash and cash equivalents	$750,981	$368,623
Cash and cash equivalents segregated for corporate-held stablecoins	294,493	275,809
Cash and cash equivalents segregated for the benefit of stablecoin holders	43,918,572	24,346,152
Available-for-sale debt securities, at fair value	—	152,183
Accounts receivable, net	6,418	1,940
Stablecoins receivable, net	6,957	22,559
Prepaid expenses and other current assets	187,528	146,645

Total current assets	45,164,949	25,313,911

Non-current assets:
Restricted cash	3,558	3,575
Available-for-sale debt securities, at fair value	—	87,940
Investments	84,114	75,874
Fixed assets, net	18,682	2,619
Digital assets	31,330	11,339
Goodwill	169,544	169,544
Intangible assets, net	331,394	327,381
Deferred tax assets, net	10,223	—
Other non-current assets	20,615	4,400

Total assets	$45,834,409	$25,996,583

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$287,007	$152,586
Obligations to return digital asset collateral	570	4,662
Deposits from stablecoin holders	43,727,363	24,276,065
Other current liabilities	16,027	4,225

Total current liabilities	44,030,967	24,437,538

Non-current liabilities:
Convertible debt, net of debt discount	40,717	58,487
Deferred tax liabilities, net	29,559	19,616
Warrant liability	1,591	1,642
Other non-current liabilities	21,281	8,569

Total non-current liabilities	93,148	88,314

Total liabilities	$44,124,115	$24,525,852

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands, except par value information)	December 31, 2024	December 31, 2023

Commitments and contingencies (see Note 23)

Redeemable convertible preferred stock
Series A redeemable convertible preferred stock ($0.0001 par value; 33,621 thousand issued and outstanding; $9,078 liquidation preference as of December 31, 2024 and 2023)	9,000	9,000
Series B redeemable convertible preferred stock ($0.0001 par value; 17,586 thousand issued and outstanding; $17,059 liquidation preference as of December 31, 2024 and 2023)	17,000	17,000
Series C redeemable convertible preferred stock ($0.0001 par value; 18,445 thousand issued and outstanding; $40,027 liquidation preference as of December 31, 2024 and 2023)	40,050	40,050
Series D redeemable convertible preferred stock ($0.0001 par value; 23,203 thousand issued and outstanding; $64,039 liquidation preference as of December 31, 2024 and 2023)	64,152	64,152
Series E redeemable convertible preferred stock ($0.0001 par value; 37,391 thousand and 36,867 thousand issued and outstanding; $606,850 and $598,345 liquidation preference as of December 31, 2024 and 2023, respectively)	608,564	600,059
Series F redeemable convertible preferred stock ($0.0001 par value; 9,516 thousand issued and outstanding; $400,999 liquidation preference as of December 31, 2024 and 2023)	400,999	400,999

Stockholders’ equity
Class A common stock ($0.0001 par value; 300,000 thousand and 262,500 thousand authorized; 56,353 thousand and 53,685 thousand issued and outstanding at December 31, 2024 and 2023, respectively)	6	6
Treasury stock at cost (4,960 thousand shares held as of December 31, 2024 and 2023)	(2,877)	(2,877)
Additional paid-in capital	1,792,969	1,723,020
Accumulated deficit	(1,223,213)	(1,385,607)
Accumulated other comprehensive income	3,644	4,929

Total stockholders’ equity	570,529	339,471

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$45,834,409	$25,996,583

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share information)	Year Ended December 31,
	2024	2023	2022

Revenue and reserve income
Reserve income	$1,661,084	$1,430,606	$735,885
Other revenue	15,169	19,860	36,167

Total revenue and reserve income from continuing operations	1,676,253	1,450,466	772,052

Distribution, transaction and other costs
Distribution and transaction costs	1,010,811	719,806	286,953
Other costs	6,553	7,918	22,401

Total distribution, transaction and other costs	1,017,364	727,724	309,354

Operating expenses
Compensation expenses	263,410	296,055	212,961
General and administrative expenses	137,283	100,128	82,272
Depreciation and amortization expense	50,854	34,887	13,277
IT infrastructure costs	27,109	20,722	11,835
Marketing expenses	17,326	36,544	78,839
Gain on sale of intangible assets	—	(21,634)	—
Merger termination expenses	—	—	44,194
Digital assets (gains) losses and impairment	(4,251)	(13,488)	57,436

Total operating expenses	491,731	453,214	500,814

Operating income (loss) from continuing operations	167,158	269,528	(38,116)
Other income (expense), net	54,416	49,421	(720,393)

Net income (loss) before income taxes	221,574	318,949	(758,509)
Income tax expense	64,583	47,400	3,263

Net income (loss) from continuing operations	156,991	271,549	(761,772)
Loss from operations of discontinued businesses	(1,324)	(3,987)	(7,075)

Net income (loss)	$155,667	$267,562	$(768,847)

Earnings (loss) per share:

Basic earnings (loss) per common share:
Continuing operations	$0.33	$0.95	$(16.33)
Discontinued operations	(0.00)	(0.00)	(0.15)
Basic earnings (loss) per common share	$0.33	$0.95	$(16.48)

Diluted earnings (loss) per common share:
Continuing operations	$0.30	$0.78	$(16.33)
Discontinued operations	(0.00)	(0.00)	(0.15)

Diluted earnings (loss) per common share	$0.30	$0.78	$(16.48)

Weighted-average common shares used to compute earnings (loss) per share:
Basic	54,413	47,265	46,663
Diluted	73,042	67,549	46,663

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	Year Ended December 31,
	2024	2023	2022
Net income (loss)	$155,667	$267,562	$(768,847)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	(1,899)	1,460	625
Unrealized gain (loss) on available-for-sale debt securities, net of tax	(226)	(1,069)	1,175
Unrealized gain (loss) on convertible notes – credit risk, net of tax	840	1,182	(3,155)

Total other comprehensive income (loss), net of tax	(1,285)	1,573	(1,355)

Comprehensive income (loss)	$154,382	$269,135	$(770,202)

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT)/EQUITY

	Temporary Equity													Permanent Equity
(In thousands)	Preferred Stock Series A Redeemable Convertible		Preferred Stock Series B Redeemable Convertible		Preferred Stock Series C Redeemable Convertible		Preferred Stock Series D Redeemable Convertible		Preferred Stock Series E Redeemable Convertible		Preferred Stock Series F Redeemable Convertible		Total Redeemable Convertible Preferred Stock	Class A Common Stock		Treasury Stock		Additional paid-in- capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Stockholders’ ( Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
Balance at December 31, 2021	33,621	$9,000	17,586	$17,000	18,445	$40,050	23,203	$64,152	9,077	$149,024	—	$—	$279,226	45,265	$5	4,960	$(2,877)	$113,103	$(883,350)	$4,711	$(768,408)
Issuance of common stock in connection with business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	2,219	—	—	—	120,961	—	—	120,961
Issuance of common stock in connection with merger termination costs	—	—	—	—	—	—	—	—	—	—	—	—	—	397	—	—	—	15,520	—	—	15,520
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	510	—	—	—	486	—	—	486
Issuance of preferred stock	—	—	—	—	—	—	—	—	27,790	451,035	9,516	$400,999	852,034	—	—	—	—	1,074,014	—	—	1,074,014
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	75,528	—	—	75,528
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,355)	(1,355)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(768,847)	—	(768,847)
Balance at December 31, 2022	33,621	$9,000	17,586	$17,000	18,445	$40,050	23,203	$64,152	36,867	$600,059	9,516	$400,999	$1,131,260	48,391	$5	4,960	$(2,877)	$1,399,612	$(1,652,197)	$3,356	$(252,101)
Adoption of new accounting standards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(972)	—	(972)
Issuance of commons stock	—	—	—	—	—	—	—	—	—	—	—	—	—	990	—	—	—	1,037	—	—	1,037
Issuance of common stock in connection with asset acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	8,367	1	—	—	209,938	—	—	209,939
Vesting and issuance of common shares in connection with business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	1,246	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	121,178	—	—	121,178
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,573	1,573
Cancellation of treasury stock, net	—	—	—	—	—	—	—	—	—	—	—	—	—	(349)	—	—	—	(8,745)	—	—	(8,745)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	267,562	—	267,562

Balance at December 31, 2023	33,621	$9,000	17,586	$17,000	18,445	$40,050	23,203	$64,152	36,867	$600,059	9,516	$400,999	$1,131,260	58,645	$6	4,960	$(2,877)	$1,723,020	$(1,385,607)	$4,929	$339,471

Adoption of new accounting standards, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,727	—	6,727
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	1,221	—	—	—	1,614	—	—	1,614
Vesting of restricted stock units and common share in connection with business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	1,447	—	—	—	—	—	—	—
Issuance of preferred stock for conversion of convertible notes, net	—	—	—	—	—	—	—	—	524	8,505	—	—	8,505	—	—	—	—	4,692	—	—	4,692
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	63,643	—	—	63,643
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,285)	(1,285)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	155,667	—	155,667

Balance at December 31, 2024	33,621	$9,000	17,586	$17,000	18,445	$40,050	23,203	$64,152	37,391	$608,564	9,516	$400,999	$1,139,765	61,313	$6	4,960	$(2,877)	$1,792,969	$(1,223,213)	$3,644	$570,529

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,

	2024	2023	2022

Cash flows from operating activities
Net income (loss)	$155,667	$267,562	$(768,847)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	50,854	34,887	13,277
Accretion of premium on available-for-sale debt securities	(2,268)	(7,738)	(353,422)
Realized and unrealized (gains) losses on digital assets	(12,878)	(13,010)	269,277
Change in fair value of convertible debt, warrant liability, and embedded derivatives	(10,024)	(25,343)	486,938
Digital assets received for services	(1,500)	(4,476)	(7,235)
Deferred taxes	(2,806)	(32,893)	(786)
Realized and unrealized (gains) losses on available-for-sale debt securities and strategic investments	(434)	1,749	26,877
Gain on sale of long-lived assets	73	(21,521)	—
Shares issued for merger termination	—	—	15,520
Stock-based compensation	50,134	107,999	69,266
Other non-cash items	322	4,811	5,547
Changes in operating assets and liabilities:
Accounts receivable	(4,569)	2,244	18,735
Prepaid expenses and other current assets	(21,764)	(51,161)	(77,571)
Accounts payable and accrued expenses	132,878	(123,833)	227,300
Other current liabilities	10,891	291	2,431

Net cash provided by (used in) operating activities	$344,576	$139,568	$(72,693)

Cash flows from investing activities
Proceeds from sale of discontinued business	—	—	1,000
Purchase of available-for-sale debt securities	(99,313)	(311,639)	(102,850,973)
Sales and maturities of available-for-sale debt securities	341,561	8,827,550	94,442,236
Cash acquired from acquisition of equity method affiliate	—	1,629	—
Sale and return of investments	739	1,107	—
Purchase of investments	(4,265)	(2,661)	(16,032)
Business combinations, net of cash acquired	—	—	(43,456)
Proceeds from the sale of digital assets	4,805	27,301	—
Capitalization of software development costs	(39,098)	(32,862)	(18,315)

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands)	Year Ended December 31,
	2024	2023	2022
Purchase of long-lived assets	(18,128)	(654)	(3,050)

Net cash provided by (used in) investing activities	$186,301	$8,509,771	$(8,488,590)

Cash flows from financing activities
Net changes in deposits held for stablecoin holders	19,452,147	(20,322,155)	2,176,756
Purchase of treasury stock	—	(8,745)	—
Proceeds from issuance of preferred stock	—	—	400,999
Capitalized transaction costs	(3,870)	—	—
Proceeds from exercise of stock options	1,614	1,037	486

Net cash provided by (used in) financing activities	$19,449,891	$(20,329,863)	$2,578,241
Effect of exchange rate changes on cash and cash equivalents, restricted and segregated cash	(7,099)	1,097	3,620
Unrealized gains (losses) on available-for-sale debt securities classified as cash equivalents, net of tax	(224)	(254)	136
Net increase (decrease) in cash and cash equivalents, restricted and segregated cash	19,973,445	(11,679,681)	(5,979,286)
Cash and cash equivalents, restricted and segregated cash at the beginning of the period	24,994,159	36,673,840	42,653,126

Cash and cash equivalents, restricted and segregated cash at the end of the period	$44,967,604	$24,994,159	$36,673,840

Cash and cash equivalents, restricted and segregated cash consisted of the following:
Cash and cash equivalents	750,981	368,623	664,650
Restricted cash	3,558	3,575	15,914
Cash and cash equivalents segregated for corporate-held stablecoins	294,493	275,809	5,311
Cash and cash equivalents segregated for the benefit of stablecoin holders	43,918,572	24,346,152	35,987,965

Total cash and cash equivalents, restricted and segregated cash	$44,967,604	$24,994,159	$36,673,840

Supplemental disclosure of cash flow information
Cash paid for income taxes	$75,579	$81,037	$7,424
Cash paid for interest	$258	$253	$350

Supplemental schedule of non-cash activities
Obligations to return digital asset collateral	$(2,700)	$(7,053)	$(211,594)
Digital assets collateral received	$1,905	$7,053	$(185,830)
Net changes in the purchase and redemption of digital financial assets	$14,328	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands)	Year Ended December 31,
	2024	2023	2022
Proceeds from sale of intangible assets	$—	$21,634	$—
Stablecoins repaid	$16,513	$16,459	$(154,837)
Stablecoins receivable	$—	$(23,397)	$138,821
Non-cash consideration for asset acquisition	$—	$(209,938)	$—
Non-cash purchase of investments and digital assets	$(6,570)	$(8,937)	$(20,497)
Capitalized stock-based compensation expense related to internally developed software	$13,646	$13,118	$6,262
Purchases of property, plant and equipment included in accounts payable and accrued expenses	$2,874	$—	$—
Unrealized gain (loss) on available-for-sale debt securities	$(224)	$(815)	$1,039
Unrealized gain (loss) on convertible notes — credit risk, net of tax	$840	$1,182	$(3,155)
Non-cash consideration for business combinations	$—	$—	$(141,618)
Right-of-use assets recognized on adoption of ASU 2016-02	$—	$—	$3,273
Repayment of loans payable	$—	$—	$(25,000)
Non-cash interest payments	$—	$—	$(6,061)

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

Overview of the Business

On July 1, 2024, Circle Internet Financial Limited (“Circle Ireland”) consummated an Irish High Court-approved scheme of arrangement, pursuant to which issued ordinary shares and preferred shares in the capital of Circle Ireland were cancelled and, in connection with such cancellation, Circle Internet Group, Inc. (“Circle Group”), a Delaware corporation, issued equivalent shares of capital stock (in number and class) to the then-shareholders of Circle Ireland. Upon consummation of the scheme of arrangement, Circle Ireland became a wholly-owned subsidiary of Circle Group. The historical basis of accounting was retained as if the entities had always been combined for financial reporting purposes. The consolidated financial statements include the accounts of Circle Group and its subsidiaries (together, “Circle,” the “Company,” “we,” “us,” or “our”).

Founded in 2013, Circle is a platform, network, and market infrastructure for stablecoin and blockchain applications and the issuer of a U.S. dollar-denominated stablecoin, USDC and a euro-denominated stablecoin, EURC (collectively “Circle stablecoins”). Circle provides a stablecoin network and a range of blockchain-specific software infrastructure. This infrastructure abstracts away complexity of using blockchain networks and enhances the utility of Circle stablecoins.

2. Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) and the applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and in the accompanying notes including, but not limited to, estimates and assumptions related to fair value estimates, share-based payment awards, contingent liabilities, and the valuation of intangible assets acquired in business combinations. These estimates are based on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual amounts or results could materially differ from these estimates. All intercompany balance and transactions have been eliminated on consolidation.

Reclassifications

Certain prior period amounts have been reclassified in order to conform with the current period presentation. These reclassifications have no impact on the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures in the accompanying notes.

Significant estimates that are particularly susceptible to significant change relate to the fair value of stock-based awards issued, the fair value of certain non-current liabilities, the fair value of derivatives and embedded derivatives, the fair value of investments under measurement alternative, the assessment of the amount and likelihood of adverse outcomes from claims and disputes, and the valuation of intangible assets acquired in business combinations, including goodwill and deferred taxes. The Company bases its estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. These estimates may change as new events occur, and additional information becomes available. Actual results could differ from these estimates and any such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are cash and short-term, highly liquid investments with original maturities of three months or less at the date of purchase.

Restricted Cash

Restricted cash is primarily related to amounts held at financial institutions related to the Company’s banking collateral requirements. Restricted cash is restricted from withdrawal due to contractual or regulatory banking requirements or not available for general use and as such is classified as restricted on the Consolidated Balance Sheets.

Available-for-Sale Securities

The Company holds debt securities classified as available-for-sale securities which are recorded at fair value. Any unrealized holding gains or losses on available-for-sale debt securities are reported as accumulated other comprehensive gain or loss, which is a separate component of stockholders’ equity, net of tax, until realized. Beginning January 1, 2023, available-for-sale debt securities are analyzed for credit losses in accordance with ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) (“ASU 2016-13”) which requires the Company to determine whether declines in fair value are credit related. Any such credit-related decline in fair value is recorded to a credit loss allowance. We classify our available-for-sale securities as current or non-current based on each instrument’s underlying effective maturity date and for which we have the intent and ability to hold the investment for a period of greater than 12 months. Available-for-sale securities with maturities of less than 12 months are classified as current in the Consolidated Balance Sheets. Available-for-sale securities with maturities greater than 12 months for which we have the intent and ability to hold the investment for greater than 12 months are classified as non-current in the Consolidated Balance Sheets. As of December 31, 2024, all available-for-sale securities matured or were sold.

Assets Segregated for the Benefit of Stablecoin Holders

The Company segregates assets backing Circle stablecoins to satisfy its obligations under all applicable regulatory requirements and commercial laws and classifies these assets as current based on their purpose and availability to fulfill its direct obligation to customers. The Company holds only bare legal title in the accounts holding the reserve funds, and maintains no legal, equitable, financial or ownership interest over the reserves themselves held for the benefit of Circle stablecoin holders in such accounts. The Company’s eligible liquid assets were greater than the aggregate amount of custodial funds due to customers for the periods presented. Refer to Deposits from Stablecoin Holders in this note for further details.

Cash and cash equivalents segregated for the benefit of stablecoin holders and Cash and cash equivalents segregated for corporate-held stablecoins

Cash and cash equivalents segregated for the benefit of stablecoin holders and Cash and cash equivalents segregated for corporate-held stablecoins represent cash and cash equivalents maintained in segregated accounts that are held for the exclusive benefit of customers and stablecoin holders, including stablecoins held by the Company. Beginning in November 2022, one of the Company’s subsidiaries held investments in the Circle Reserve Fund (the “Fund”). The Fund is managed by BlackRock Advisors, LLC, and the securities purchased by the Fund are subject to the quality, diversification, and other requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended. Shares of the Fund are only available for purchase by the Company’s subsidiary, which owns all outstanding shares of the Fund.

The Company accounts for the Fund as a financial asset under the fair value option pursuant to ASC 825, Financial Instruments, because the Company believes that measurement at fair value provides more useful information to financial statement users due to the short-term, highly liquid nature of the Fund. The shares of the Fund would otherwise be accounted for under the equity method pursuant to ASC 323, Equity Method and Joint Ventures, if the Company had not elected the fair value option. The Company measures fair value at the Fund’s net asset value per share. As of December 31, 2024 and December 31, 2023, balances held in the Fund included in Cash and cash equivalents segregated for the benefit of stablecoin holders were $37,514.3 million and $22,238.0 million, respectively, and the Fund has maintained a net asset value of $1.00 per share for all periods presented. In connection with the Fund, dividends receivable is included in Prepaid expenses and other current assets on the Consolidated Balance Sheets and dividend income is included in Reserve income in the Consolidated Statements of Operations.

Investments

Strategic investments

The Company has strategic investments in equity securities without a readily determinable fair value where the Company (1) holds less than 20% ownership in the entity, and (2) does not exercise significant influence. The Company has elected to use the measurement alternative for its equity investments without a readily determinable fair value, pursuant to which these investments are recognized at cost, less impairment, if any, and are remeasured through earnings when there is an observable price change in orderly transactions involving the same or similar investment in the same issuer. The Company recognizes impairment losses on strategic investments in Other income (expense), net in the Consolidated Statements of Operations.

Investment in marketable equity securities

Marketable equity securities are recorded at fair value using quoted market prices reported on recognized securities exchanges. Any change in unrealized holding gains or losses on equity securities are included in Other income (expense), net in the Consolidated Statements of Operations.

Investment in affiliate, equity method

Until the acquisition of the controlling interest in Centre Consortium, LLC (“Centre”) in August 2023, the Company accounted for its 50% equity interest in Centre under the equity method since it had the ability to exercise significant influence, but not control. Refer to Note 3 for additional information regarding the acquisition of the controlling financial interest of Centre. The equity method investment was included in Investments on the Consolidated Balance Sheets, and its share of income and losses were included in Other income (expense), net in the Consolidated Statements of Operations.

Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure certain assets and liabilities at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors.

Assets and liabilities with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

•

Level 2: Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are contractual rights to receive cash or digital assets either on demand or at fixed or determinable dates and are recognized as assets on the Company’s balance sheet when earned. Accounts receivable consists of customer funds receivable and other receivables.

Accounts receivable are presented net of an allowance for credit losses, which is an estimate of amounts that may not be collectible. The Company performs ongoing evaluations of its accounts receivable and, if necessary, provides an allowance for credit losses and, beginning January 1, 2023, current expected credit losses in accordance with ASU 2016-13, Financial Instruments - Credit Losses. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Digital Assets

The Company receives, purchases, utilizes, and sells digital assets in the ordinary course of business and holds certain digital assets as investments. In general, the Company holds digital assets, other than stablecoins it issues and as investments, to pay blockchain gas fees, as payment for certain services and as collateral held in connection with Circle stablecoin lending services.

Effective January 1, 2024, upon the adoption of Accounting Standards Update No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), digital assets are measured at fair value. Fair value measurements for digital assets are based on quoted market prices in active markets. Changes in fair value of digital assets held in the ordinary course of business are recognized in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations. Changes in fair value of digital assets held as investments are recognized in Other income (expense), net. Gains and losses upon sale of digital assets are measured as the difference between the cash proceeds and the carrying basis of the digital assets as determined on a first-in, first-out (“FIFO”) basis for each pool of digital assets. These realized gains and losses on digital assets held in the ordinary course of business are recorded to Digital assets (gains) losses and impairment, and realized gains and losses on digital assets held as investments are recorded to Other income (expense), net.

Prior to January 1, 2024, digital assets were accounted for as intangible assets with indefinite useful lives. The Company initially measured digital assets at cost and tested digital assets for impairment by comparing the digital asset’s fair value to its carrying value and recognized an impairment loss whenever the carrying value exceeded quoted market prices of the respective digital asset during the period. Company owned digital assets and digital assets held as collateral were reflected within Digital Assets on the Consolidated Balance Sheets. Impairment losses are reflected within Digital assets (gains) losses and impairment in the Consolidated Statements of Operations.

Digital Assets related to Lending Services

The Company enters into Circle stablecoin lending arrangements. Loan fee income earned from lending activities are calculated using the effective interest method and are included in Other revenue, in the Consolidated Statements of Operations. In connection with Circle stablecoins lent to its borrowers, the Company recognizes Stablecoins receivable, net on the Consolidated Balance Sheets. Stablecoins receivable are recorded at amortized cost, net of any allowance for credit losses, if applicable. An impairment is recognized if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement.

In connection with certain lending, the Company may receive Bitcoin as collateral into its custody account, which is included in Digital assets on the Consolidated Balance Sheets. Refer to Digital Assets above and Derivative Contracts, including Embedded Derivatives below for further information.

Deposits from Stablecoin Holders

Funds received from customers from the issuance of Circle stablecoins represent claims which are reflected as a liability classified as Deposits from stablecoin holders on the Consolidated Balance Sheets. As a licensed money transmitter and regulated Electronic Money Institution, Circle is obligated to redeem all Circle stablecoins presented by Circle Mint customers on a one for one basis for U.S. dollars or euros, as applicable, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. As such, the Company does not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers. With the exception of general stablecoin holders subject to specific regulatory requirements such as those in the European Union, the Company does not redeem Circle stablecoins from stablecoin holders who are not Circle Mint customers. However, Circle stablecoins are supported by numerous global digital asset exchanges and marketplaces, including neo-banks, brokerages, payment providers, remittance providers, superapps and commerce companies, and as such, Circle stablecoin holders could transact with Circle Mint customers, ultimately allowing the Circle stablecoins to be redeemed. Deposits from stablecoin holders do not include amounts associated with corporate-held stablecoins. Cash associated with such corporate-held stablecoins are presented as Cash and cash equivalents segregated for corporate-held stablecoins on the Consolidated Balance Sheets. When the Company makes payments in the form of corporate-held stablecoins, the Company records an associated Deposits from stablecoin holders and records the cash associated with such stablecoins as Cash and cash equivalents segregated for corporate-held stablecoins. When such payments, in the form of corporate-held stablecoins, are for distribution, transaction and other costs or operating expenses incurred, the payments are presented in the consolidated statements of cash flows in the same manner as if such payments were settled in cash.

As of December 31, 2024 and December 31, 2023, the Company’s eligible liquid assets, which consist of cash and cash equivalents, were greater than the aggregate amount of custodial funds due to stablecoin holders.

Derivative Contracts, including Embedded Derivatives

Derivative instruments are financial instruments or other contracts that derive their value from one or more underlying variables. Derivative contracts are recognized as either assets or liabilities on the Consolidated

Balance Sheets at fair value, with changes in fair value recognized in Other income (expense), net or Digital assets (gains) losses and impairment in the Consolidated Statements of Operations.

The Company has entered into certain contracts resulting in the right to receive or obligation to deliver certain digital assets in the future. These contracts are accounted for as derivatives in their entirety or as hybrid instruments containing a debt-like host contract and an embedded derivative that is bifurcated from the host contract. The derivative or embedded derivative is subsequently measured at fair value.

Intangible Assets, net

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. The Company’s finite-lived intangible assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and intangibles are also evaluated periodically to determine their remaining useful lives.

Internally developed software

Internally developed software represents direct costs incurred to develop software for internal use and are capitalized and amortized over an estimated useful life of two years. Unamortized internally developed software development costs are included in Intangible assets, net on the Consolidated Balance Sheets.

Acquired intangible assets

The Company reviews the carrying amount of its long-lived assets, including intangible assets with finite lives, at least annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Unamortized acquired intangible assets are included in Intangible assets, net on the Consolidated Balance Sheets. Indefinite-lived acquired intangible assets, which include intellectual property rights, are not amortized. As a result, these assets are tested for impairment through qualitative and quantitative assessments at least annually in the fourth quarter and whenever events or circumstances occur indicating that indefinite-lived intangible assets might be impaired. We test our indefinite-lived intangible assets by comparing the fair values with the carrying values and recognize a loss for the difference.

The useful life of the Company’s finite-lived acquired intangible assets is as follows:

Table 2. Acquired Intangible Assets Useful Life

Acquired intangible assets	Useful life
Developed technology	2 ~ 6 years
Customer relationships	2.5 ~ 4 years
Regulatory licenses	5 years
Patents and trade name	1 ~ 17 years

There were no impairments recorded for intangible assets for the years ended December 31, 2024, 2023 and 2022.

Goodwill, Intangible Assets And Other Long-Lived Assets

The Company performs a qualitative assessment on goodwill at least annually, during the fourth quarter, or more frequently if indicators of potential impairment exist, to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount. If it is determined in the qualitative assessment that the fair value of a reporting unit is more likely than not below its carrying amount, then the Company will perform a quantitative impairment test. The quantitative goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. Any excess in the carrying amount of a reporting unit’s goodwill over its fair value is recognized as an impairment loss, limited to the total amount of goodwill allocated to that reporting unit. For purposes of goodwill impairment testing for the year ended December 31, 2024, the Company has one reporting unit.

Acquisition-related intangible assets with finite lives are amortized over their estimated useful lives. The Company evaluates long-lived assets, including property, equipment and leasehold improvements and other intangible assets subject to amortization, for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

There were no material impairment charges recognized related to goodwill, intangible assets, or other long-lived assets during the years ended December 31, 2024, 2023 and 2022.

Revenue Recognition

The Company determines revenue recognition from contracts with customers through the following steps:

•	identification of the contract, or contracts, with the customer,

•	identification of the performance obligations in the contract,

•	determination of the transaction price,

•	allocation of the transaction price to the performance obligations in the contract, and

•	recognition of the revenue when, or as, the Company satisfies a performance obligation.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The Company recognizes revenue from contracts with customers as it satisfies its obligation to customers. Services include Transaction and Other revenue. Reserve income, Treasury services income relating to Circle stablecoin lending services and Other interest income are not contracts with customers. See Note 12 — Revenue Recognition for further detail.

Distribution Arrangements

The Company has entered into distribution arrangements and incentive agreements with digital asset exchanges, market makers, and other stablecoin liquidity providers. Prior to August 2023, a portion of the reserve income earned on fiat denominated assets held in reserve accounts was paid to a digital asset exchange based on (i) the amount of USDC distributed by each respective party and (ii) the amount of USDC held on each respective party’s platform (e.g., held in its customers’ accounts) in relation to the total amount of USDC in circulation. Subsequent to August 2023, the Company makes payments based on the amount of USDC held on each respective party’s platform. In the case of a certain distribution arrangement, the Company also makes payments based on the amount of USDC in circulation held outside of each respective party’s platform. The Company accounts for these agreements as executory contracts and accrues amounts payable as reserve income is earned and the amounts to be allocated are determinable. One-time payments are expensed as incurred. The costs associated with these arrangements are recognized in Distribution and transaction costs in the Consolidated Statements of Operations.

Marketing Expenses

The Company expenses the cost of producing advertisements at the time production occurs and expenses the cost of communicating advertisements in the period during which the advertising space or airtime is used as sales and marketing expense. Online advertising expenses are recognized based on the terms of the individual agreements, which are generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, on a pay-per-click basis, or on a straight-line basis over the term of the contract. The Company expenses the costs of marketing with various partners in the digital asset ecosystem over the term of the individual agreement. Marketing expenses are expensed as incurred and presented as a component of Operating Expenses in the Consolidated Statements of Operations.

General and Administrative Expenses

General and administrative expenses include costs incurred to support the Company’s business, including professional services fees paid for legal, accounting and consulting services, rent, employee meals and entertainment, travel expenses, bad debt and credit losses, insurance, training and education, compliance, and other administrative services. General and administrative costs are expensed as incurred and presented as a component of Operating Expenses in the Consolidated Statements of Operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

For U.S. Federal tax purposes, digital asset transactions are treated on the same tax principles as property transactions. The Company recognizes a gain or loss when digital assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the exchanged digital assets. Receipts of digital assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.

Foreign Currency

The functional currency for most subsidiaries outside of the United States is the local currency. For purposes of the Company’s consolidated financial statements, the assets and liabilities of these subsidiaries are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Revenues, costs and expenses from these entities are translated to U.S. dollars using average daily exchange rates. Gains and losses resulting from these translations are recorded as a component of accumulated other comprehensive income (loss) (“AOCI”). Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as Other income (expense), net in the Consolidated Statements of Operations.

Concentration of Credit Risk

The Company’s cash, cash equivalents, restricted cash, accounts receivable and stablecoin receivables and loan receivables are potentially subject to concentration of credit risk. Cash, cash equivalents, and restricted cash are placed with financial institutions which are of high credit quality. The Company has corporate and reserve deposit balances with multiple financial institutions that substantially exceed the Federal Deposit Insurance Corporation insurance limit of $250 thousand per financial institution.

Related Party Transactions

In September 2023, the Company entered into an agreement with a Director to repurchase up to 240 thousand common shares of the Company to satisfy the Director’s tax obligations relating to the exercise of expiring options. The repurchase was at a price of $25.09 per share. The repurchase transaction closed in October 2023, and these treasury shares were subsequently canceled in December 2023.

On November 7, 2022, Circle entered into an agreement to invest $0.3 million into a startup focused on consumer interaction with the digital economy, in return for equity under a simple agreement for future equity and token warrants. A Director of Circle is the Founder and CEO of this company and owns 40% of this company. Additionally, another Director of Circle is also a minority investor and strategic advisor to this company.

On October 7, 2022, Circle entered into an agreement to invest $0.3 million in the Series A funding of a startup focused on building an integrated platform that deconstructs loan documents into digital data. An executive officer of Circle is a domestic partner to the Founder and CEO of this company.

Stock-based Compensation

The Company provides stock options and restricted stock units (“RSUs”) to its employees and board members under the 2024 Share Award Plan, as amended, which assumed the obligations under the 2013 Share Award Scheme (the “Award Plan”). The Award Plan is administered by the Board and, where delegated, its committees, who have the authority to grant and amend awards, adopt, amend, and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any award. Pursuant to the Award Plan, the Board and, where delegated, its committees, will select the individuals to whom options or restricted stock units are granted and will determine the terms of each award, including (i) the number of shares of common stock subject to the award; (ii) conditions and limitations applicable to each award and the common stock issued, including vesting provisions; (iii) the option exercise price, which must be at least 100.0% of the fair market value of the common stock as of the date of grant; and (iv) the duration of the award, which may not exceed 10 years.

The Board and, where delegated, its committees, may also grant restricted stock awards entitling recipients to acquire shares of common stock subject to (i) delivery to the Circle by the participant of cash or other lawful consideration in an amount at least equal to the par value of the stock purchased, and (ii) the right of Circle to repurchase all or part of such stock at their issue price in the event that conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period.

In certain circumstances, the Company also grants stock-based awards to non-employees in lieu or in reduction of cash compensation for their services. The stock-based awards granted to non-employees have the same terms as those granted to employees under the Award Plan. For stock-based awards granted to non-employees, compensation expense is recognized based on the grant date fair value of the awards on a straight-line basis over the requisite service period.

The Company recognizes stock-based compensation expense, net of estimated forfeitures, using a fair-value based method for costs related to all equity awards issued under the equity incentive plans, including options and RSUs granted to employees, directors, and non-employees. Stock-based compensation expense is recognized and included in Compensation expenses in the Consolidated Statements of Operations.

The Company estimates the fair value of stock options with only service-based conditions on the date of grant using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model. The fair value of the stock option is expensed over the related service period which is typically the vesting period and the straight-line method is used for expense attribution. The model requires management to make a number of assumptions, including the fair value and expected volatility of our underlying common stock, expected term of the stock option, risk-free interest rate, and expected dividend yield. The expected term of the stock option is based on the average period the stock option is expected to remain outstanding based on the stock option’s vesting and contractual terms. The estimated forfeiture rate is based on accumulated historical forfeiture data. The Company evaluates the assumptions used to value stock awards quarterly.

The RSUs vest upon the satisfaction of both a service condition and a liquidity condition. Both the service and liquidity conditions must be met for the expense to be recognized. The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. Stock-based compensation expense related to the RSUs is recorded on a tranche-by-tranche basis over the requisite service period, when the liquidity condition is considered probable.

Common Stock Valuation

The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of an active market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	the results of contemporaneous valuations performed at periodic intervals by an independent valuation firm;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of our convertible preferred stock and common stock sold to investors in arms-length transactions or offered to investors through a tender offer;

•	our actual operating and financial performance and estimated trends and prospects for our future performance;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly-traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, we utilized a probability weighted expected return method, or PWERM. The PWERM involves the estimation of the value of our company under multiple future potential outcomes for us, and estimates of the probability of each potential outcome. The per share value of our common stock determined using the PWERM is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering or continued operation as a private company. Additionally, the PWERM was combined with the Option Pricing Model to determine the value of the securities comprising our capital structure in certain of the scenarios considered in the PWERM.

After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability, is applied to arrive at the fair value of the common stock to account for the lack of marketability of a stock that is not traded on public exchanges.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. This method requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values as of the acquisition date. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed is recorded as goodwill.

We use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed as of the acquisition date. Our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent we identify adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the fair values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in our consolidated statements of operations. Our consolidated financial statements include the results of operations from the date of acquisition for each business combination.

Earnings (loss) Per Share Attributable to Common Stockholders

The Company computes earnings (loss) per share using the two-class method required for participating securities. The two-class method requires that income from continuing operations shall be reduced by the amounts of dividends declared in the period for each class of stock and any contractual dividends that must be paid; and, if applicable, any deemed dividends. The Company’s convertible preferred stock issued are considered to be participating securities. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses.

Basic earnings (loss) per share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Options, warrants, unvested share-based payment awards and convertible securities are excluded from the basic earnings (loss) per share calculation. Contingently issuable shares are included in basic earnings (loss) per share only if all the necessary conditions for the issuance of such shares have been satisfied by the end of the period. Diluted earnings (loss) per share is computed by dividing income available to common stockholders, adjusted for the effects of the presumed issuance of potential common shares, by the number of weighted average common shares outstanding, plus potentially issuable shares, such as those that result from the conversion of a convertible instrument, exercise of a warrant, or vesting of an award.

Segment Reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”). The Company’s CODM is the Chief Executive Officer. The CODM reviews net income presented on a consolidated basis consistent with the presentation of the consolidated statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The significant segment expenses are consistent with the expenses presented on the consolidated statement of operations. The CODM does not review segment assets at a level or category other than what is reported on the consolidated balance sheets. As a result, the Company in its entirety, and on a consolidated basis, is a single reportable segment. The accounting policies of the Company’s single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the segment’s business and Note 12 for revenues by product and service.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) (“ASU 2016-13”). The amendments in this and the related ASUs introduce broad changes to accounting for credit impairment of financial instruments. The primary updates include the introduction of a new current expected credit loss (“CECL”) model that is based on expected rather than incurred losses and amendments to the accounting for impairment of held-to-maturity securities and available for sale securities. The Company adopted ASU 2016-13 beginning January 1, 2023 using a modified retrospective approach. In connection with the adoption, the Company recorded $1.0 million of incremental credit losses with a charge to opening retained earnings at January 1, 2023.

In December 2023, the FASB issued ASU 2023-08 to improve the accounting for, and disclosure of, certain crypto assets. ASU 2023-08 requires an entity to measure those crypto assets at fair value each reporting period with changes in fair value recognized in net income. The amendments also improve the information provided to investors about an entity’s crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions, and changes during the reporting period. The Company early-adopted ASU 2023-08 beginning January 1, 2024 using a modified retrospective approach. In connection with the adoption, the Company recorded $6.9 million to Digital assets and an associated deferred tax liability of $0.2 million, for a net cumulative effect of $6.7 million recorded to opening accumulated deficit at January 1, 2024.

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segments Disclosures (“ASU 2023-07”). ASU 2023-07 requires public entities to provide disclosures of significant segment expenses and other segment items. The standard allows entities to disclose more than one measure of segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. The Company adopted ASU 2023-07 retrospectively for its fiscal year ending December 31, 2024, and for interim periods beginning January 1, 2025. The new standard only impacted disclosures.

In January 2025, the SEC published Staff Accounting Bulletin No. 122 (“SAB 122”) to rescind the previously issued Staff Accounting Bulletin No. 121 (“SAB 121”). SAB 121 required the recognition of a liability and an offsetting asset, both measured at fair value, for its obligation to safeguard digital assets on behalf of customers. The Company early adopted SAB 122 retrospectively for the consolidated balance sheets as of December 31, 2023. The adoption of SAB 122 resulted in the derecognition of $524.2 million of Assets related to safeguarding obligations and Obligations related to safeguarding digital assets on the Consolidated Balance Sheet as of December 31, 2023. The adoption had no effect on operating income from continuing operations, net income, or comprehensive income for the years ended December 31, 2024 or 2023 or total stockholders’ equity as of December 31, 2024 or 2023.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-07”). ASU 2023-09 includes amendments to income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid. The new standard is effective prospectively for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company expects that this standard will only impact disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 is intended to provide users of financial statements with more decision-useful information about expenses of a public business entity, primarily through enhanced disclosures of certain components of expenses commonly presented within captions on the statement of operations, such as employee compensation and depreciation and amortization, as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 also requires disclosure of the total amount of selling expenses. ASU 2024-03 is effective prospectively or retrospectively for the Company for its fiscal year beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently assessing ASU 2024-03 and its impact on its disclosures.

3. Acquisitions and divestitures

Acquisitions

Centre Consortium, LLC

In August 2023, the Company acquired the remaining outstanding 50% equity interest in Centre Consortium, LLC (“Centre”) from a digital asset exchange (the “Centre Acquisition”). Total consideration for the Centre Acquisition was $209.9 million consisting of approximately 8.4 million shares of common stock of the Company measured at fair value. Upon completion of the Centre Acquisition, Centre became an indirect wholly-owned consolidated subsidiary of the Company. In December 2023, the Company dissolved Centre, and its net assets were distributed to another wholly-owned subsidiary of the Company. Substantially all of the assets acquired were associated with a single group of complementary intangible assets associated with stablecoin trade names, trademarks, and developed technology. The group of complementary intangible assets has an indefinite life based on the Company’s historical and continuing use of the asset, the importance to its business, and the lack of substantive legal, regulatory, and contractual restrictions on its useful life. In addition, deferred tax assets and liabilities of $8.7 million and $57.3 million, respectively, were recorded upon completion of the acquisition.

Billeto, Inc.

In July 2022, the Company acquired 100% of the ownership interest in Billeto, Inc., a Delaware corporation (“Billeto”), a software development company that provides payment platforms.

In accordance with ASC 805, Business Combinations, the acquisition was accounted for as a business combination under the acquisition method. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed (in thousands):

Cash	$1,945
Intangible assets, net	4,600
Other assets	232
Goodwill	24,613
Deferred tax liabilities	(550)

Total purchase consideration	$30,840

The total fair value of consideration transferred was $30.8 million consisting of $14.4 million in cash and 0.3 million common shares of Circle valued at $16.4 million. The intangible asset acquired consists of developed technology of $4.6 million and was assigned a useful life of 2.0 years. The fair value of the developed technology was determined utilizing the cost approach. The fair value of the developed technology is considered a Level 3 fair value measurement due to the use of unobservable inputs including cost estimates. The excess of the purchase consideration over the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill, and is attributable to Billeto’s workforce and the value of enhancing the Company’s payment platform. The Company does not expect goodwill to be deductible for income tax purposes.

The acquisition agreement also provides for the issuance of 1.3 million common shares of Circle to Billeto employees that are subject to the satisfaction of certain vesting conditions and will be accounted for as compensation costs over the requisite service period.

Cybavo, Pte. Ltd

In July 2022, the Company acquired 100% of the ownership interest in Cybavo, Pte. Ltd, a private company limited by shares incorporated in Singapore (together with its subsidiaries, “Cybavo”) that provides platforms for digital asset custody and blockchain application development.

In accordance with ASC 805, Business Combinations, the acquisition was accounted for as a business combination under the acquisition method. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed (in thousands):

Cash	$1,498
Fixed assets, net	528
Operating lease right-of-use assets	1,114
Intangible assets, net	24,407
Other assets	335
Goodwill	120,917
Deferred tax liabilities	(4,148)
Other current and noncurrent liabilities	(2,418)

Total purchase consideration	$142,233

The total fair value of consideration transferred was $142.2 million, consisting of $37.6 million in cash and USDC and 2.2 million common shares of Circle valued at $104.5 million. The intangible assets acquired consist of developed technology of $15.6 million, customer relationships of $6.6 million and trade name of $2.2 million, and were assigned useful lives of 6.0, 2.5 and 8.5 years, respectively. The fair value of the developed technology, customer relationships, and trade name were determined using the income approach. These valuations are considered Level 3 fair value measurements due to the use of unobservable inputs including projected timing and amounts of future cash flows and revenues, useful lives, and discount rates. The excess of the purchase consideration over the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill, and is attributable to Cybavo’s workforce and the synergies expected to arise from the acquisition. The Company does not expect goodwill to be deductible for income tax purposes.

The agreement also provides for the issuance of up to approximately 1.6 million additional common shares of Circle to certain Cybavo employees, subject to the satisfaction of certain vesting conditions. All common shares issuable in connection with the Cybavo acquisition that are subject to vesting conditions are accounted for as compensation costs over the requisite service period. In connection with the Cybavo acquisition, a $10.0 million loan convertible into shares of Cybavo was effectively settled with respect to the consolidated financial statements.

The consolidated financial statements include the operating results of the acquisition from the date of the acquisitions. Pro forma results of operations for the acquisitions have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the financial results of the Company.

Divestitures

Sale of SeedInvest

In October 2022, as a result of the Company’s strategic decision to focus on its core business, the Company entered into a binding agreement to sell certain assets of SeedInvest to a subsidiary of StartEngine Crowdfunding, Inc. (“StartEngine”) in exchange for 960 thousand common shares of StartEngine, a noncontrolling interest that does not provide the Company with significant influence. The transaction closed in May 2023 after receiving regulatory approvals and the Company recorded a gain on the sale of $21.6 million recorded to Gain on sale of intangible assets on the Consolidated Statements of Operations.

Other transactions

Merger agreement termination

In July 2021, the Company entered into a merger agreement with Concord Acquisition Corp. (“Concord”), a blank check company incorporated in the State of Delaware and formed for the purpose of effecting a merger. In February 2022, the merger agreement with Concord was terminated and the Company entered into a new transaction agreement with Concord. In December 2022, the Company and Concord announced the mutual termination of its proposed business combination. As a result, the Company recorded $44.2 million of merger termination costs, consisting of 396,514 shares of Company’s common stock, expense reimbursements, forgiveness of a promissory note, and the recognition of previously capitalized transaction related expenses for the year ended December 31, 2022.

4. Available-for-sale debt securities

Available-for-sale debt securities

The cost basis, fair values and gross unrealized gains and losses of available-for-sale debt securities, at fair value are as follows (in thousands):

Table 4.1. Details of Available-for-sale Debt Securities

	December 31, 2024				December 31, 2023
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$—	$—	$—	$—	$111,379	$40	$(12)	$111,407
U.S. agency bonds	$—	$—	$—	$—	128,520	199	(3)	128,716

Total	$—	$—	$—	$—	$239,899	$239	$(15)	$240,123

The cost basis of available-for-sale debt securities includes an adjustment for the amortization of premium or discount since the date of purchase. No provision for credit losses on available-for-sale debt securities was recorded for the years ended December 31, 2024, 2023 and 2022.

The following table presents certain information regarding contractual maturities of our available-for-sale debt securities, at fair value (in thousands):

Table 4.2. Maturities of Available-for sale Debt Securities

Maturity	December 31, 2024				December 31, 2023
	Amortized Cost	% of Total	Fair Value	% of Total	Amortized Cost	% of Total	Fair Value	% of Total
One year or less	$—	— %	$—	— %	$152,108	63.0%	$152,183	63.0%
After one year through five years	—	— %	—	— %	87,791	37.0%	87,940	37.0%

Total	$—	— %	$—	— %	$239,899	100.0%	$240,123	100.0%

At December 31, 2024 and 2023, there were no available-for-sale debt securities with contractual maturities greater than five years. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

For the years ended December 31, 2024 and 2023, there were no available-for-sale debt securities, at fair value which have unrealized losses for a period in excess of 12 months.

Interest income recognized on available-for-sale debt securities, at fair value is included as a component of Other income (expense), net on the accompanying Consolidated Statements of Operations as follows (in thousands):

Table 4.3. Interest Income on Available-for-sale Debt Securities

	Year ended December 31,
	2024	2023	2022
Interest income	$8,452	$5,771	$482,684

5. Leases

The Company leases facilities under non-cancelable operating leases. In addition to fixed monthly lease payments, the Company is required to pay operating expenses and real estate taxes for certain of these facilities. In January 2024, the Company commenced a lease for corporate office space with a lease term of approximately 10 years.

The components of lease cost were as follows (in thousands):

Table 5.1. Lease Cost

	Year ended December 31,
	2024	2023	2022
Operating lease cost	$4,406	$1,813	$1,824
Short-term lease cost	$895	$180	$916

Supplemental balance sheet information related to leases is as follows (in thousands):

Table 5.2. Details of Lease Right-of-use Assets and Liabilities

	December 31, 2024	December 31, 2023
Operating lease right-of-use assets	$15,493	$1,624

Operating lease liabilities - current	2,637	1,647
Operating lease liabilities - non-current	13,074	132

Total operating lease liabilities	$15,711	$1,779

Operating lease liabilities are included in Other current liabilities and Other non-current liabilities on the Consolidated Balance Sheets, while operating lease right-of-use assets are included in Other non-current assets on the Consolidated Balance Sheets.

Weighted-average lease terms and discount rates are as follows:

Table 5.3. Weighted-average Lease Terms and Discount Rates

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term	8.3 years	1.1 years
Weighted-average discount rates	12.8%	8.5%

Maturities of lease liabilities under operating leases are as follows (in thousands):

Table 5.4. Maturities of Lease Liabilities

Years ending December 31,
2025	$3,065
2026	3,091
2027	3,144
2028	2,787
2029	3,058
Thereafter	11,944

Total lease payments	27,089
Less: imputed interest	11,378

Total lease liabilities	$15,711

6. Intangible assets, net

Intangible assets consists of the following (in thousands):

Table 6.1. Details of Intangible Assets, net

As of December 31, 2024	Gross carrying amount	Accumulated amortization	Intangible assets, net	Weighted average remaining useful life (in years)
Amortizing intangible assets:
Internally developed software	$146,579	$(94,646)	$51,933	1.4
Acquired intangible assets	$31,373	$(18,316)	$13,057	5.8
Total amortizing intangible assets	$177,952	$(112,962)	$64,990
Indefinite-lived intangible assets:
Acquired intangible assets	$266,404	$—	$266,404

Total intangible assets, net	$444,356	$(112,962)	$331,394

As of December 31, 2023	Gross carrying amount	Accumulated amortization	Intangible assets, net	Weighted average remaining useful life (in years)
Amortizing intangible assets:
Internally developed software	$95,838	$(52,710)	$43,128	1.5
Acquired intangible assets	29,250	(11,351)	17,899	3.9
Total amortizing intangible assets	$125,088	$(64,061)	$61,027
Indefinite-lived intangible assets:
Acquired intangible assets	266,354	—	266,354

Total intangible assets, net	$391,442	$(64,061)	$327,381

Total amortization expense of intangible assets was $49.0 million, $33.1 million and $12.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization expense on internally developed software was $42.0 million, $24.9 million and $8.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization expense on the acquired intangible assets was $7.0 million, $8.3 million and $3.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The expected future amortization expense for amortizing intangible assets is as follows (in thousands):

Table 6.2. Future Amortization Expense of Intangible Assets

Years ending December 31,
2025	$41,219
2026	16,987
2027	2,919
2028	1,774
2029	384
Thereafter	1,707

Total amortization expense	$64,990

7. Fixed assets, net

The following table presents our major categories of Fixed assets, net (in thousands):

Table 7.1. Details of Fixed assets, net

	December 31,	December 31,
	2024	2023
Computers & equipment	$4,920	$4,543
Leasehold improvements	739	572
Construction in progress	16,204	—
Other	1,600	1,256

Total Fixed assets	23,463	6,371
Less: Accumulated depreciation and amortization	$(4,781)	$(3,752)

Total Fixed assets, net	$18,682	$2,619

Depreciation expense was $1.9 million, $1.8 million, and $1.0 million for the years ended December 31, 2024, 2023 and 2022, respectively, which is included within Depreciation and amortization expense on the Consolidated Statements of Operations.

8. Digital assets

The composition of digital assets included the following (in thousands, except quantity):

Table 8.1. Details of Digital Assets

	December 31, 2024
	Quantity	Cost Basis	Fair Value
Sui	2,304,672	$2,385	$9,483
Bitcoin	73	2,113	6,781
Ether	1,746	4,455	5,815
Sei	6,250,000	2,385	2,472
Aptos	217,378	1,487	1,891
Optimism	867,303	1,330	1,518
Other digital assets	n.m	5,603	3,370

Total		$19,758	$31,330

n.m.= not meaningful

As of December 31, 2024, there are certain digital assets with a total fair value of $3.9 million subject to various time-based contractual sale restrictions ranging from January 2025 until August 2027.

Prior to the adoption of ASU 2023-08 at January 1, 2024, the Company accounted for its digital assets at cost less impairment. The composition and carrying value of its digital assets included the following (in thousands):

Table 8.2. Details of Digital Assets

December 31, 2023
Bitcoin	$4,680
Ether	3,123
Other digital assets	3,536

Total	$11,339

The following table summarizes the changes in the fair value of digital assets (in thousands):

Table 8.3. Changes in the Fair Value of Digital Assets
Balance as of December 31, 2023	$11,339
Cumulative effect of the adoption of ASU 2023-08	6,921
Addition of digital assets(1)	12,339
Disposition of digital assets(2)	(10,148)
Gains(3)	13,468
Losses(3)	(2,589)

Balance as of December 31, 2024	$31,330

(1)	Additions primarily represent purchases of digital assets and receipts from customers for services.
(2)	Dispositions primarily represent payment for blockchain gas fees and services.
(3)	The Company measures gains and losses by each asset held. These amounts include cumulative realized gains of $4.2 million and realized losses of $0.9 million during the year ended December 31, 2024, respectively.

Digital assets (gains) losses and impairment consists of the following (in thousands):

Table 8.4. Digital Assets Gains (losses) and Impairment

	Year ended December 31,
	2024	2023	2022
(Gains)/losses on disposals of digital assets	$(3,375)	$(13,964)	$(158,015)
(Gains)/losses on changes in fair value of hedged items	—	(9,031)	—
(Gains)/losses on changes in fair value of embedded derivatives	1,629	8,553	(211,997)
Unrealized (gains)/losses on changes in fair value of digital assets	(2,505)	—	—
Impairments on digital assets	—	954	427,448

Total	$(4,251)	$(13,488)	$57,436

Refer to Note 13 for gains and losses on digital assets held for investments.

9. Investments

Strategic investments

The Company holds strategic investments in privately held companies as a part of the Company’s strategy to build partnerships across the digital asset ecosystem. The Company also receives certain equity instruments as consideration for services. The Company does not have the ability to exercise significant influence over operating and financial policies of these investments. The carrying amount of these investments was $84.1 million and $75.9 million as of December 31, 2024 and 2023, respectively, which are included in Investments on the Consolidated Balance Sheets. The Company primarily records these investments at cost adjusted to fair value upon observable transactions for identical or similar investments of the same issuer or upon impairment, referred to as the measurement alternative.

The Company’s investments carried under the measurement alternative are recorded at fair value on a non-recurring basis in periods after initial recognition. Investments carried under the measurement alternative are classified within Level 3 of the fair value hierarchy due to the absence of quoted market prices, the inherent lack of liquidity and unobservable inputs used to measure fair value that require management’s judgment. Any subsequent changes in value of these investments will be included as a part of Other income (expense), net on the Consolidated Statements of Operations.

The changes in the carrying value of equity investments carried under the measurement alternative along with investments in limited partnerships and certain forward contracts to purchase a specified quantity of equity shares in private companies are presented below (in thousands):

Table 9. Changes in the Carrying Value of Equity Investments under Measurement Alternative

Balance as of December 31, 2023	$66,008
Net investments and returns in privately held companies	1,162
Upward adjustments	4,969
Downward adjustments	(2,098)
Realized losses and impairments	(1,812)

Balance as of December 31, 2024 (1)	$68,229

(1)	Excludes $15.9 million of strategic investments not accounted for under the measurement alternative as of December 31, 2024.

Balance as of December 31, 2022	$42,516
Investments in privately held companies	25,390
Upward adjustments	753
Downward adjustments	(1,040)
Realized losses and impairments	(1,611)

Balance as of December 31, 2023 (1)	$66,008

(1)	Excludes $9.9 million of strategic investments not accounted for under the measurement alternative as of December 31, 2023.

10. Derivatives and embedded derivatives

The Company accounts for its obligation to return digital assets held as collateral as a debt host payable with an embedded derivative at fair value and recognizes the liability within Obligations to return digital asset collateral on the Consolidated Balance Sheets. The arrangement is a hybrid instrument, consisting of a debt host contract initially measured at fair value with an embedded forward feature based on the changes in the fair value of the underlying digital asset. Within the obligation to return digital asset collateral is a feature indexed to the underlying digital asset that is not clearly and closely related to a debt instrument and therefore meets the definition of a derivative, which requires bifurcation. Such feature is bifurcated and recorded at fair value through Digital assets (gains) losses and impairment on the Consolidated Statements of Operations. In the first quarter of 2023, the Company designated the embedded derivatives associated with the obligation to return digital asset collateral related to stablecoin lending as the hedging instrument in a fair value hedge relationship to hedge the fair value exposure of the corresponding digital assets. Subsequent to the fair value hedge designation, changes in the fair value of the hedged item were recorded to Digital assets (gains) losses and impairment along with the associated changes in the fair value of the embedded derivative in the Consolidated Statements of Operations. The hedging relationship was de-designated upon the adoption of ASU 2023-08 on January 1, 2024.

The Company enters into certain strategic investments in the form of forward contracts to purchase a specified quantity of digital assets. Certain of these contracts are accounted for as derivatives or investments with embedded derivatives, and accounts for these derivatives and embedded derivatives within Investments on the Consolidated Balance Sheets. The derivatives and bifurcated embedded derivatives are marked to market through Other income (expense), net on the Consolidated Statements of Operations.

The fair value of the Company’s derivatives and embedded derivatives are as follows (in thousands):

Table 10.1. Fair Value of Derivative and Embedded Derivative Assets and Liabilities

	December 31, 2024	December 31, 2023

Derivative and embedded derivative assets:
Investments - embedded derivatives	$8,982	$3,521
Investments - derivatives	$350	$587

Derivative and embedded derivative liabilities:
Obligation to return digital asset collateral - embedded derivatives (1)	$—	$1,392

(1)	Represents $1.4 million of embedded derivatives in fair value hedging relationships as of December 31, 2023. The hedging relationships were de-designated upon the adoption of ASU 2023-08 on January 1, 2024.

The following table summarizes notional amounts related to derivatives and embedded derivatives (in thousands):

Table 10.2. Notional Amounts of Derivative and Embedded Derivative Assets and Liabilities

	December 31, 2024	December 31, 2023
Obligation to return digital asset collateral — embedded derivatives (1)	$—	$1,905
Investments — embedded derivatives	$791	$1,590
Investments — derivatives	$384	$1,244

(1)	Represents $1.9 million of notional value associated with embedded derivatives in fair value hedging relationships as of December 31, 2023. The hedging relationships were de-designated upon the adoption of ASU 2023-08 on January 1, 2024.

Gains (losses) on derivatives and embedded derivatives are as follows (in thousands):

Table 10.3. Gains (losses) on Derivative and Embedded Derivatives

	Year ended December 31,
	2024			2023			2022
	Derivatives	Hedged Items	Total Income Statement Impact	Derivatives	Hedged Items	Total Income Statement Impact	Derivatives	Hedged Items	Total Income Statement Impact
Obligation to return digital asset collateral — embedded derivatives (1)	$1,629	$—	$1,629	$8,553	$(9,031)	$(478)	$211,997	$—	$211,997
Prepaid expenses and other assets — embedded derivatives (2)	$—	$—	$—	$935	$—	$935	$(3,253)	$—	$(3,253)
Loans payable, net of debt discount — embedded derivatives (2)	$—	$—	$—	$—	$—	$—	$(887)	$—	$(887)
Investments — derivatives and embedded derivatives (2)	$8,175	$—	$8,175	$2,776	$—	$2,776	$1,178	$—	$1,178

(1)	Included in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations. The hedging relationships were de-designated upon the adoption of ASU 2023-08 on January 1, 2024.
(2)	Included in Other income (expense), net in the Consolidated Statements of Operations.

For embedded derivatives designated as qualifying fair value hedges, the gain or loss on the embedded derivative and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations. The carrying value of the hedged item is included in Digital assets on the Consolidated Balance Sheets. The carrying values and associated cumulative basis adjustments for fair value hedges are as follows (in thousands):

Table 10.4. Details of Hedged Item

	Carrying Value of the Hedged Item		Cumulative Fair Value Hedging Adjustments Included in the Carrying Value
Hedged item	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Digital assets (1)	$—	$3,297	$—	$9,031

(1)	The hedging relationships were de-designated upon the adoption of ASU 2023-08 on January 1, 2024

11. Fair value measurements

Recurring fair value measurements

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis. The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, stablecoin receivables, prepaid expenses and other current assets, and accounts payable and accrued expenses approximate their fair values due to their short-term nature.

Table 11.1. Fair Value Hierarchy

(in thousands)	December 31, 2024			December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Assets
Cash equivalents	$37,841,697	—	—	$22,237,963	—	—
Available-for-sale debt securities, at fair value	—	—	—	111,407	128,716	—
Digital assets (1)	31,330	—	—	3,297	—	—
Digital financial assets	14,328	—	—	—	—	—
Investments - derivatives and embedded derivatives (2)(3)	—	9,332	—	—	4,108	—

Total assets	$37,877,355	$9,332	—	$22,352,667	$132,824	—

Liabilities
Convertible debt, net of debt discount	—	—	$40,717	—	—	$58,487
Obligation to return digital asset collateral — embedded derivatives (2)(4)	—	—	—	—	1,392	—
Warrant liability	—	—	1,591	—	—	1,642

Total liabilities	—	—	$42,308	—	$1,392	$60,129

(1)	Prior to January 1, 2024, only digital assets collateral designated as fair value hedged items are included under the fair value hierarchy. Subsequent to the adoption of ASU 2023-08 on January 1, 2024, digital assets are measured at fair value.
(2)	The fair value measurement is based on the quoted market price of the underlying digital asset.
(3)	Excluded the host contract balance of $0.8 million and $1.6 million as of December 31, 2024 and 2023, respectively.
(4)	Excluded obligation to return digital asset collateral of $1.9 million, representing the debt host obligation which is not measured and recorded at fair value as of December 31, 2023.

There were no transfers into or out of Level 3 of the fair value hierarchy during the years ended December 31, 2024 and 2023.

Warrant liability

The Company has issued warrants convertible into Series E preferred shares at a price of $16.23 per share. The warrants are classified as a non-current liability and are fair valued using a probability weighted model based on the fair value of the Company’s common stock at the balance sheet date. The Company revalues the warrants at each reporting period and records the change in fair value in the Consolidated Statements of Operations. The changes in carrying value of warrant liability are reflected in the following tables (in thousands):

Table 11.2. Changes in Carrying Value of Warrant Liability

Balance as of December 31, 2023	$1,642
Fair value adjustment	(51)

Balance as of December 31, 2024	$1,591

Balance as of December 31, 2022	$2,689
Fair value adjustment	(1,047)

Balance as of December 31, 2023	$1,642

Obligation to return digital asset collateral — embedded derivatives

Embedded in the debt host obligation to return digital asset collateral related to Circle stablecoin borrowing and lending activities is a feature indexed to digital asset that is not clearly and closely related to a debt instrument, which meets the definition of a derivative and requires bifurcation. The feature is fair valued using the “with” and “without” approach. During the period when an obligation to return the digital asset collateral exists, the embedded derivative is marked-to-market and any changes in the fair value of the underlying digital asset is recorded within Digital assets (gains) losses and impairment on the Consolidated Statements of Operations. Upon the return of the digital asset collateral, any unrealized gain (loss) on the embedded derivative that was attributable to the collateral is realized. As of December 31, 2023, the embedded derivatives balance only consisted of embedded derivatives in connection with the digital asset collateral related to Circle stablecoin lending activities and does not contain any significant unobservable inputs. There were no digital assets held as collateral related to Circle stablecoin lending activities as of December 31, 2024.

Convertible debt, net of debt discount

On March 1, 2019, the Company issued a convertible note in connection with an acquisition. The note had a par value of $24.0 million, matures in seven years and is convertible into Series E preferred shares with a 2.9% interest rate. The Company elected the fair value option for recording this note. We measured the fair value of our convertible debt using the probability weighted “as converted” model. The change in fair value of the note is recorded in Other income (expense), net on the Consolidated Statements of Operations. The changes in carrying value of convertible debt, net of debt discount are reflected in the following tables (in thousands):

Table 11.3. Changes in Carrying Value of Convertible Debt

Balance as of December 31, 2023	$58,487
Net discount on convertible notes	1,062
Capitalized interest	479
Fair value adjustment	(3,428)
Fair value adjustment – credit risk	(1,095)
Conversion of convertible notes to Series E Preferred Shares	(14,788)

Balance as of December 31, 2024	$40,717

Balance as of December 31, 2022	$78,264
Net discount on convertible notes	1,042
Capitalized interest	470
Fair value adjustment	(20,107)
Fair value adjustment – credit risk	(1,182)

Balance as of December 31, 2023	$58,487

The following significant unobservable inputs were used in the valuation:

Table 11.4. Significant Unobservable Inputs

	December 31, 2024	December 31, 2023
Discount rate	7.5%	11.0%
Volatility	65.0%	66.5%
Risk-free rate	4.1%	4.2%

Nonrecurring fair value measurements

Non-financial assets such as digital assets, prior to the adoption of ASU 2023-08 on January 1, 2024, and investments accounted for under the measurement alternative are measured at fair value on a nonrecurring basis. The fair value of digital assets are based on Level 1 inputs. Certain investments accounted for under the measurement alternative were impaired. Refer to Note 9 for further details. These fair value measurements are based on Level 3 inputs, predominantly projected cash flows from the underlying investments and an applicable discount rate used in an income approach.

12. Revenue recognition

Disaggregation of Revenue

The following table summarizes the disaggregation of revenue by major product and service (in thousands):

Table 12.1. Revenue by Product and Service

	Year ended December 31,
	2024	2023	2022
Reserve income	$1,661,084	$1,430,606	$735,885

Other revenue:
Transaction services	$6,013	$9,896	$21,885
Treasury services	–	—	7,509
Integration services	6,000	6,990	1,022
Other	3,156	2,974	5,751

Total other revenue	15,169	19,860	36,167

Total revenue and reserve income from continuing operations	$1,676,253	$1,450,466	$772,052

Reserve income

All Circle stablecoins issued and outstanding are fully backed by equivalent amounts of fiat currency denominated assets held in segregated reserve accounts. The Company earns interest and dividends on assets held in reserve accounts, which include cash balances held at banks, investments in available-for-sale debt securities and investments in the Circle Reserve Fund. Interest income is recognized under the effective interest method, and dividend income from the Circle Reserve Fund is recognized on the declaration date.

Other revenue

Other revenue generally consists of revenues generated from services that increase the utility of Circle stablecoins and related transactional or wallet infrastructure. The components of other revenue primarily includes revenues from transaction services, integration services and other revenues.

Transaction services relate to the processing of Circle stablecoin native payments, payouts to sellers, vendors or end-users as well as ledger management and facilitating digital asset transactions. Transaction services contracts constitute a series of distinct payment processing services that Circle stands ready to provide to the customers over the contract period. The transaction price for these services is entirely variable based on the number of transactions processed, and consideration is allocated to the distinct service that forms part of its single performance obligation to provide payment processing services. Revenue is recognized over time as the performance obligation is met. The Company incurs expenses to assist in fulfilling obligations to process payment transactions. The Company acts as the principal in providing transaction services to customers and, therefore, recognizes associated revenue and expenses on a gross basis.

Integration services relate to the implementation of Circle stablecoins on public blockchains. Payment for integration services received at the inception of the contract in the form of digital assets is measured at fair value at the contract inception. Refer to the Digital assets discussion above regarding subsequent accounting for digital assets. Integration services contracts typically have one performance obligation, and revenue is recognized at a point in time when the technical implementation is complete.

Other revenues are primarily generated from Developer Services. Developer Services provide customers with a suite of tools to securely custody digital assets, develop applications with Circle Wallets, enable custom transaction workflows and enhance operational efficiency. Revenue is earned primarily through subscription fee contracts that typically have one performance obligation provided and is satisfied over the contractual life of the agreement. In certain instances, customers prepay their monthly subscription by paying annually or quarterly. In those instances, the Company recognizes revenue over the life of the contract.

Deferred Revenue

Deferred revenue represents consideration received that is yet to be recognized as revenue. The changes in our deferred revenue are reflected in the following table (in thousands):

Table 12.2. Changes in Deferred Revenue
Balance at December 31, 2023	$2,499
Deferred revenue billed and acquired in the current period, net of recognition	13,390
Revenue recognized that was included in the beginning period	(2,499)

Balance at December 31, 2024	$13,390

Balance at December 31, 2022	$3,155
Deferred revenue billed and acquired in the current period, net of recognition	2,499
Revenue recognized that was included in the beginning period	(3,155)

Balance at December 31, 2023	$2,499

13. Other income (expense), net

The following table presents our major categories of Other income (expense), net (in thousands):

Table 13. Other income (expense), net

	Year ended December 31,
	2024	2023	2022
Interest income on corporate balances	$34,712	$29,262	$8,645
Changes in fair value of convertible debt, warrant liability, and embedded derivatives	11,653	24,865	(698,936)
Gains (losses) on digital assets and other investments, net	8,560	(3,648)	(29,367)
Interest expense and amortization of discount	(1,906)	(1,912)	(2,684)
Other, net	1,397	854	1,949

Total Other income (expense), net	$54,416	$49,421	$(720,393)

14. Income taxes

The Company’s net income (loss) from continuing operations before provision for income taxes for the years ended December 31, 2024, 2023 and 2022 consists of the following (in thousands):

Table 14.1. Net Income (loss) before Income Taxes

	Year ended December 31,
	2024	2023	2022
Domestic	$241,476	$364,179	$25,997
Foreign	(19,902)	(45,230)	(784,506)

Total net income (loss) before provision for income taxes	$221,574	$318,949	$(758,509)

The components of the provision for income taxes from continuing operations consist of the following (in thousands):

Table 14.2. Components of Income Taxes

	Year ended December 31,
	2024	2023	2022

Current:
Federal	$57,623	$66,186	$3,860
State	10,226	13,225	2,221
Foreign	542	882	(2,032)

Total Current	$68,391	$80,293	$4,049

Deferred:
Federal	7,625	(31,383)	(394)
State	(652)	(834)	—
Foreign	(10,781)	(676)	(392)

Total Deferred	(3,808)	(32,893)	(786)

Total	$64,583	$47,400	$3,263

Intraperiod tax allocation rules require the Company to allocate the provision for income taxes between continuing operations and other categories of earnings, such as discontinued operations and other comprehensive income. The Company recorded income taxes of $798 thousand and $0 to discontinued operations in 2024 and 2023, respectively.

The Company’s income tax expense from continuing operations differs from the taxes computed by applying the federal income tax rate of 21% to the income (loss) before income taxes. A reconciliation of these differences is as follows (in thousands):

Table 14.3. Effective Tax Rate Reconciliation

	Year ended December 31,
	2024	2023	2022
Federal income taxes at 21%	$46,530	$66,979	$(159,287)
Foreign tax credit reduction	10,175	—	—
Provision to return adjustments	(6,792)	1,416	(43)
State income taxes, net of federal benefit	6,591	9,712	1,638
Stock-based compensation	4,446	16,205	2,593
Federal research and experimentation credits	(4,067)	(756)	(4,974)
Other non-deductible Irish expenses	3,617	2,285	15,852
Foreign rate differential	(3,404)	25	2,154
Change in valuation allowance	3,283	(48,107)	2,438
ASC 740-10 reserve	2,230	(1,860)	2,282
Other	1,974	5,705	339
Change in fair value of convertible notes	—	—	140,271
IP transfer	—	(4,204)	—

Income tax expense	$64,583	$47,400	$3,263

Significant components of the Company’s net deferred tax assets and liabilities consist of the following (in thousands):

Table 14.4. Significant Components of Deferred Tax Assets and Liabilities

	December 31, 2024	December 31, 2023

Deferred tax assets:
Stock based compensation	$25,723	$20,561
Capitalized research expenses	18,250	12,593
Net operating loss carryforwards	12,988	16,106
Accruals and reserves	11,431	7,393
Capital loss carryforward	5,760	3,353
Lease liabilities	3,741	305
Tax credit carryforwards	1,418	89
Unrealized loss on investments	1,368	10,852
Other, net	395	69
Unrealized foreign currency exchange gain (loss)	—	68

Total deferred tax assets	81,074	71,389
Valuation allowance	(31,029)	(29,638)

Total deferred tax assets, net of valuation allowance	50,045	41,751

Deferred tax liabilities:
Intangible assets	(53,925)	(59,472)
Foreign branch income	(10,175)	—
Right-of-use assets	(3,689)	(273)
Credit risk adjustment	(1,049)	(802)
Fixed assets	(290)	(444)
Unrealized foreign currency exchange gain (loss)	(253)	—
Other	—	(376)

Total deferred tax liabilities	(69,381)	(61,367)

Deferred tax liabilities, net	$(19,336)	$(19,616)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. The Company released a portion of its foreign valuation allowance in the year, primarily due to the Company’s foreign country book and taxable profits. The Company continues to maintain a full valuation allowance, except to the extent of utilizable deferred tax liabilities, in the U.S. and certain foreign jurisdictions.

The U.S. federal net operating losses of $3.4 million are subject to limitations under the Separate Return Limitation Year rules and have an indefinite carryforward period, while the state net operating losses begin to expire in 2038. In addition, the Company has U.S. Federal and State capital loss carryforwards of $8.4 million which begin to expire in 2027.

The Company also has foreign net operating losses carryforwards and capital loss carryforwards of approximately $49.2 million and $12.8 million respectively. These attributes may be subject to various annual and carryforward limitations under the tax laws of the different jurisdictions in which the Company operates.

Significant judgment is required in evaluating the Company’s uncertain tax positions and determining the provision for income taxes. The Company follows the provisions of FASB ASC 740, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB No. 109.” ASC 740 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statement. Tax positions must meet a “more-likely-than-not” recognition threshold at the effective date to be recognized upon the adoption of ASC 740 and in subsequent periods. As of December 31, 2024 and 2023, the Company maintained uncertain tax position reserves of $4.8 million and $2.2 million, respectively, for its current and prior year federal and state R&D credits given the inherent judgment that is involved in the credit calculation. Of these amounts, $4.4 million would reduce the effective tax rate, if recognized. The interest or penalties related to these uncertain tax positions are immaterial and are recorded as a component of income tax expense. The following tables present activity related to unrecognized tax benefits as of the dates indicated (in thousands):

Table 14.5. Summary of Uncertain Tax Positions Activities

	December 31, 2024	December 31, 2023
Beginning balance	$2,158	$3,812
Increase related to tax positions taken during current year	1,511	253
Decrease related to tax positions taken during prior years	1,154	(1,907)

Ending balance	$4,823	$2,158

None of the $4.8 million of uncertain tax position reserves as of December 31, 2024 are anticipated to reverse within the next 12 months. Management believes that it has sufficient accrued liabilities as of December 31, 2024 for uncertain tax position exposures and related interest expense.

The Company is subject to U.S. income taxes in federal and various state jurisdictions. The years open for audit for federal and state are 2021 through 2024. The Company is currently under audit in Massachusetts for tax year 2021 by the Massachusetts Department of Revenue. There are no other open income tax examinations as of December 31, 2024. The Company is also subject to income taxes in Canada, France, Ireland, the United Kingdom, Singapore, Taiwan, Japan, the United Arab Emirates and Hong Kong. The earliest year open for audit for the Company’s foreign jurisdictions is 2018.

Global Intangible Low-Taxed Income (“GILTI”)

The Tax Cuts and Jobs Act enacted in December 2017 introduced comprehensive tax reform, including a new tax on GILTI provisions under Section 951A of the Internal Revenue Code. These provisions require the Company to include in its U.S. taxable income the GILTI of its controlled foreign corporations.

The Company has made an accounting policy election to treat GILTI as a period cost. Under this policy, the Company recognizes the tax expense related to GILTI in the year in which the tax is incurred. As a result, the Company does not record deferred tax assets or liabilities for temporary differences that are expected to reverse as GILTI in future years.

For the years ended December 31, 2024, 2023 and 2022, the Company’s GILTI tax expense made up an immaterial component of its total income tax provision.

Global Minimum Tax (Pillar Two) Legislation

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates and is effective prospectively for the Company beginning on January 1, 2025. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Company. Based on this assessment, it is expected that the transitional safe harbor rules will apply in countries that the Company currently operates. The Company does not expect that Pillar Two will have a material impact for the Company for the year ending December 31, 2025.

15. Debt

Warrant liability

In connection with a loan agreement with a bank, which was repaid in full in November 2019, the Company issued warrants convertible into 85,000 Series E preferred shares with a strike price of $16.23 per share with an expiration date of February 21, 2025. These outstanding warrants are classified as liabilities and have a fair value of $1.6 million as of December 31, 2024 and 2023, which are reflected as Warrant liability on the Consolidated Balance Sheets.

Convertible debt, net of debt discount

In March 2019, the Company entered into an agreement with an investment company to issue two convertible promissory notes in connection with an acquisition. Pursuant to the agreement, the Company agrees to pay the holder the principal amount together with any interest on the unpaid principal balance for the two notes beginning on the date of the agreement. The first note has a principal amount of $24.0 million and is convertible into Series E preferred stock subject to the conversion provisions in the agreement (collectively the “First Note”). The First Note matures on March 1, 2026, unless earlier converted, and has an annual interest rate of 2.9% due annually in arrears on the last day of each calendar year. At any time during the term and at the sole discretion of the holder, all or a portion of the principal amount with any accrued and unpaid interest (collectively the “Conversion Amount”) can at the election of the holder be converted in Series E preferred shares. The outstanding Conversion Amount will convert into a specified number of shares of Series E preferred stock at a conversion price per share equal to $16.23.

The second note had a principal amount of $10.0 million and the Company repaid the remaining principal including capitalized amounts of $10.7 million and interest of $0.1 million on March 1, 2021. In September 2024, certain holders of the Company’s convertible notes converted their principal balance of $8.3 million into 524,009 shares of Series E Preferred Shares at a conversion rate of $16.23 per share.

The Company has elected the fair value option for recording its convertible notes on the Consolidated Balance Sheets, which are recorded at a net discount on acquisition date. The fair value of outstanding convertible notes was $40.7 million and $58.5 million as of December 31, 2024 and 2023, respectively, and are reflected as Convertible debt, net of debt discount on the Consolidated Balance Sheets. The debt discount is amortized and included in Other income (expense), net in the Consolidated Statements of Operations. The change in fair value of the convertible notes is included in Other income (expense), net in the Consolidated Statements of Operations.

16. Stockholders’ equity

Common Stock

In accordance with the Amended and Restated Certificate of Incorporation, effective as of July 1, 2024 (as the same may be amended from time to time, the “Charter”), as amended by that certain Certificate of Amendment to the Charter, effective December 30, 2024, the Company is authorized to issue 300.0 million shares of Class A Common Stock with a par value of $0.0001 per share (“Class A Common Stock”) and 300.0 million shares of Class B Common Stock with a par value of $0.0001 per share (“Class B Common Stock”). As of December 31, 2024, the Company has not issued any shares of Class B Common Stock.

The voting, dividend and liquidation rights of the holders of the Class A Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock as detailed in the Charter. The holders of Circle’s Class A Common Stock are entitled to one vote for each share of common stock held, subject to certain limitations pertaining to the Circle’s preferred stock.

As of December 31, 2024 and 2023, the Company has the following number of common shares reserved (in thousands):

Table 16. Details of Common Shares Reserved

	December 31, 2024	December 31, 2023
Conversion of Series A redeemable convertible preferred stock	33,621	33,621
Conversion of Series B redeemable convertible preferred stock	17,586	17,586
Conversion of Series C redeemable convertible preferred stock	18,445	18,445
Conversion of Series D redeemable convertible preferred stock	23,203	23,203
Conversion of Series E redeemable convertible preferred stock	37,391	36,867
Conversion of Series F redeemable convertible preferred stock	9,516	9,516
Common stock issuable in connection with business combinations	548	2,036
Common stock issuable under stock award plan	42,694	35,353
Common stock available for future issuance under stock award plan	9,649	763

Total	192,653	177,390

Treasury Stock

In September and October 2023, the Company entered into an agreement with certain employees and a Director of the Company and repurchased 0.3 million common shares at a price of $25.09 per share. These shares repurchased were canceled in December 2023.

Warrants

In April 2023, the Company entered into an agreement with a commercial counterparty to grant warrants to purchase up to 4.5 million common shares of a consolidated subsidiary that will be automatically converted one for one with common shares of Circle Group upon exercise. The warrants have an exercise price of $42.14 per share and an exercise period of ten years from the grant date. The warrants are subject to certain service conditions to be achieved over a two-year period and performance conditions to be achieved over a five-year period. The fair value of the warrants, approximately $80.1 million, was measured at the time of issuance using the Black-Scholes option pricing model using the following assumptions: the Company’s estimated common share price on the grant date, a term of ten years, a dividend yield of zero, volatility of 44%, and a risk-free rate of 3.45%. The warrants will be expensed as the service conditions are achieved or over the requisite service period if and when the achievement of the performance conditions are probable. There were no marketing expenses or distribution and transaction costs related to the warrants for the years ended December 31, 2024 and 2023. None of the common shares associated with these warrants have been exercised, forfeited or expired.

In August 2023, the Company entered into an agreement with a digital asset exchange to grant warrants to purchase up to 3.6 million common shares of a consolidated subsidiary that will be automatically converted one for one with common shares of the Company upon exercise. The warrants have an exercise price of $25.09 per share. They expire five years from the grant date and the vesting of the warrants is subject to a performance condition. The fair value of the warrants, approximately $43.9 million, was measured at the time of issuance using the Black-Scholes option pricing model using the following assumptions: the Company’s estimated common share price on the grant date, a term of five years, a dividend yield of zero, volatility of 51%, and a risk-free rate of 4.38%. The warrants will be expensed over the requisite service period if and when the achievement of the performance condition is probable. There were no marketing expenses or distribution and transaction costs related to the warrants for the years ended December 31, 2024 and 2023. None of the common shares associated with these warrants have been exercised, forfeited or expired.

In December 2024, the Company entered into an agreement with a commercial counterparty which includes the issuance of warrants to purchase up to approximately 2.9 million common shares of Circle Group. The warrants vest based upon the achievement of certain performance conditions for the benefit of the Company. The warrants have an exercise price of $22.71 per share and an exercise period of six years from the grant date. The warrants are subject to certain performance conditions to be achieved within a three-year period. The fair value of the warrants, approximately $56.1 million, was measured at the time of issuance using the Black-Scholes option pricing model using the following assumptions: the Company’s estimated common share price on the grant date, a term of six years, a dividend yield of zero, volatility of 53%, and a risk-free rate of 4.43%. The warrants will be expensed as the service conditions are achieved or over the requisite service period if and when the achievement of the performance conditions are probable. There were no distribution and transaction costs related to the warrants for the year ended December 31, 2024. None of the common shares associated with these warrants have been exercised, forfeited or expired.

17. Redeemable convertible preferred stock

In 2013, the Company issued 33.6 million shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”), par value of $0.0001, at a purchase price of approximately $0.27 per share for total cash proceeds of $9.0 million.

In 2014, the Company issued 17.6 million shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”), par value of $0.0001, at a purchase price of approximately $0.97 per share for total cash proceeds of $17.0 million.

In 2015, the Company issued 23.1 million of Series C redeemable convertible preferred stock (“Series C Preferred Stock”) and Series C-1 redeemable convertible preferred stock (“Series C-1 Preferred Stock”), par value of $0.0001, at a purchase price of approximately $2.17 per share for total cash proceeds of $50.1 million.

In 2016 and 2017, the Company issued a total of 23.2 million of Series D redeemable convertible preferred stock (“Series D Preferred Stock”), par value of $0.0001, at a purchase price of approximately $2.76 per share for total cash proceeds of $64.1 million, net of $0.1 million of issuance costs.

In 2018, the Company issued 9.1 million of Series E redeemable convertible preferred stock (“Series E Preferred Stock”) par value of $0.0001, at a purchase price of approximately $16.23 per share for total cash proceeds of $148.9 million.

In October 2019, 4.6 million shares of Series C Preferred Stock were forfeited.

In March 2022, the holders of the Company’s convertible notes automatically converted their principal balance of $451.0 million into 27,790 thousand shares of Series E Preferred Stock at a conversion rate of $16.23 per share. The fair value of the convertible notes as of the conversion date was $1,525.0 million, of which $451.0 million principal balance was converted to Series E Preferred Stock and $1,074.0 million was recorded in Additional paid-in capital.

In May 2022, the Company issued 9.5 million of Series F redeemable convertible preferred stock (“Series F Preferred Stock”) par value of $0.0001, at a purchase price of approximately $42.14 per share for total cash proceeds of $401.0 million.

In September 2024, a portion of the holders of the Company’s convertible notes converted their principal balance of $8.3 million into 524,009 shares of Series E Preferred Stock at a conversion rate of $16.23 per share. The fair value of the convertible notes as of the conversion date was $15.0 million, of which $8.5 million was converted to Series E Preferred Stock and $6.5 million was recorded in Additional paid-in capital.

The holders of the Series A, Series B, Series C, Series D, Series E and Series F preferred stock (collectively, “Voting Preferred Stock”) have various rights and preferences as follows:

Voting

The holders of the Voting Preferred Stock shall be entitled to such number of votes equal to the number of whole common stock into which the preferred stock held by such holder are convertible in accordance with conversion rules as of the record date for determining stockholders entitled to vote on such matter and shall have voting rights and powers equal to the voting rights and powers of the common stock. The holders of the Series A Preferred Stock shall be entitled to appoint and remove two Directors to the Board. The holders of Series C Preferred Stock are entitled to appoint and remove one Director to the Board. The holders of Series C-1 Preferred Stock have no voting rights except where it may be statutorily required.

Dividends

The holders of the Preferred Stock shall be entitled to cash dividends at the rate of eight percent of the original price per annum, payable only when as and if declared by the Board out of profits of the Company available for distribution in priority to any declaration or payment of any dividend or other distribution on any other class of stock in the capital of the Company. The dividends shall not be cumulative and shall be paid in immediately available funds.

Liquidation

Upon a liquidation event, whether voluntary or involuntary, any amounts or combined assets of Circle and its subsidiaries legally available for distribution to holders of the Company’s stock of all classes, shall be paid as follows: first, the holders of the preferred stock shall be entitled, before any distribution or payment is made upon any common stock to be paid an amount per preferred stock equal to the greater of (i) the sum of (A) $0.27 per preferred stock for Series A or $0.97 per preferred stock for Series B or $2.17 for Series C or Series C-1 or $2.76 for Series D or $16.23 for Series E or $42.14 for Series F, subject to appropriate adjustment in the event of any combination, consolidation, recapitalization, stock split, stock dividend or the like affecting such stock, and (B) the amount of all arrears of all declared but unpaid dividends and (ii) the amount per stock as would have been payable had all Preferred Stock been converted into common stock prior to the liquidations. If upon the liquidation, the available assets shall be insufficient to make payment in full to all holders of the Preferred Stock, then the available assets shall be distributed among the holders of Preferred Stock at the time issued, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if the entire preferred stock liquidation preference were paid in full. Second, after the payment of the full Preferred Stock liquidation preference, the remaining available assets shall be distributed ratably to the holders of the common stock based on the number of common stock held by each such holder.

Redemption

To the extent the preferred stock has not been previously redeemed or converted, a holder of preferred stock may require Circle to redeem its preferred stock, with prior written consent of at least 55% of the holders of Voting Preferred Stock. A redemption would occur in three annual installments that could commence no sooner than May 6, 2027. Redemptions, if any, will be made from profits available for distribution to the extent available. If there are insufficient profits available for distribution to redeem all of the preferred stock to be redeemed, Circle will redeem the remaining shares to be redeemed as soon as there are sufficient profits available for distribution.

Conversion

The Preferred Stock may at the option of the holder thereof be converted at any time into fully-paid common stock. In addition, each preferred share shall automatically be converted into common stock upon the closing of an underwritten public offering of the Company’s common stock at a price per share of not less than $32.64, subject to certain adjustments, where the Company receives proceeds of $150.0 million or more. The number of Class A Common Stock and Class B Common Stock into which each Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F preferred stock may be converted shall be determined by dividing the Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F original price by the Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F conversion price (as defined in the Charter), in effect at the time of the conversion, as applicable.

Following is a presentation of the key characteristics and shares outstanding for each class of the Company’s preferred stock as of December 31, 2024:

Table 17. Details of Preferred Stocks

Preferred stock class	Issue Date	Issue price	Conversion price	Liquidation preference	Shares issued and outstanding (in thousands)
Series A	8/22/2013	$0.27	$0.27	$0.27	33,621
Series B	2/26/2014	$0.97	$0.97	$0.97	17,586
Series C	4/10/2015	$2.17	$2.17	$2.17	18,445
Series D	5/17/2016	$2.76	$2.76	$2.76	23,203
Series E	Various	$16.23	$16.23	$16.23	37,391
Series F	5/9/2022	$42.14	$42.14	$42.14	9,516

18. Stock-based compensation

Stock-based compensation expense was $50.1 million, $108.0 million and $69.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. During the year ended December 31, 2023, the incremental compensation expense related to modified awards for employee terminations and extended option exercise periods was $31.6 million, which was also included in the stock-based compensation expense. The capitalized stock-based compensation expense related to internally developed software was $13.6 million, $13.1 million and $6.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Stock options

Granted stock options generally have 10 years terms and have vesting periods ranging from 12 to 48 months.

There were no options granted for the year ended December 31, 2024. The weighted average assumptions utilized in the valuation of options granted are presented as below:

Table 18.1. Stock Options Valuation Assumptions

	2023	2022
Risk-free interest rate	3.5% - 4.3%	1.8% - 2.9%
Expected term (years)	6.1 - 6.3	5.8 - 6.8
Expected volatility	46% - 47%	50% - 55%
Expected annual dividend	—	—

A summary of outstanding stock options activities for the years ended December 31, 2024 and 2023 is presented as below:

Table 18.2. Summary of Outstanding Stock Options Activities

	Number of Stock Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2023	24,453	$8.26	6.50	$488,807
Options exercised	(1,221)	1.32
Options forfeited	(481)	15.34

Balance as of December 31, 2024	22,751	8.48	5.53	522,900

Exercisable at December 31, 2024	20,636	$6.91	5.32	$505,237

	Number of Stock Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2022	25,211	$6.69	7.06	$821,385
Options granted	1,730	28.68
Options exercised	(990)	1.05
Options forfeited	(1,498)	10.19

Balance as of December 31, 2023	24,453	8.26	6.50	488,807

Exercisable at December 31, 2023	18,331	$5.02	6.03	$421,091

The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the estimated fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised was $29.1 million and $24.8 million for the years ended December 31, 2024 and 2023, respectively.

The weighted-average grant date fair value of options granted was $14.19 per share for the year ended December 31, 2023.

A summary of outstanding unvested stock options activities for the years ended December 31, 2024 and 2023 is presented as below, respectively:

Table 18.3. Summary of Outstanding Unvested Stock Options Activities

	Number of Shares (in thousands)	Weighted Average Exercise Price
Balance as of December 31, 2023	6,122	$17.94
Options vested	(3,720)	14.87
Options forfeited	(287)	14.51

Balance as of December 31, 2024	2,115	$23.81

	Number of Shares (in thousands)	Weighted Average Exercise Price
Balance as of December 31, 2022	10,765	$11.23
Options granted	1,730	28.68
Options vested	(5,580)	8.99
Options forfeited	(793)	13.21

Balance as of December 31, 2023	6,122	$17.94

As of December 31, 2024, unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $23.7 million, which is expected to be recognized over a weighted-average period of 1.4 years.

Restricted stock units (RSUs)

RSUs granted under the Award Plan generally vest upon the satisfaction of both a service condition and a liquidity-event related performance condition. Both the service and liquidity-event related performance conditions must be met for the expense to be recognized.

A summary of RSUs activities for the years ended December 31, 2024 and 2023 is as follows:

Table 18.4. Summary of Restricted Stock Units Activities

	Number of Shares (in thousands)	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2023	10,900	$34.96
RSUs granted	10,927	27.08
RSUs vested	(3)	27.81
RSUs forfeited	(1,881)	32.77

Balance as of December 31, 2024	19,943	$30.85

	Number of Shares (in thousands)	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2022	7,183	$38.78
RSUs granted	4,992	30.42
RSUs vested	(61)	33.17
RSUs forfeited	(1,214)	38.98

Balance as of December 31, 2023	10,900	$34.96

As of December 31, 2024, unrecognized stock-based compensation cost related to outstanding unvested RSUs that are expected to vest was $528.0 million, which is expected to be recognized over a weighted-average period of 0.9 years.

Shares issued for business combinations

The Company has issued the following common shares for the purchase of common shares subject to forfeiture based on certain service conditions in connection with its acquisitions. These shares were issued to the employees of the acquired businesses and are valued based on the fair value of the Company’s common shares at the acquisition date. The Company records share-based compensation expenses over the requisite service period, with an increase to additional paid-in capital. The shares issued for business combinations are subject to forfeiture based on service conditions through various dates over a four year period from their respective acquisition dates.

Table 18.5. Summary of Shares Issued for Business Combinations Activities

	Number of Shares (in thousands)	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2023	2,036	$47.82
Shares vested	(1,445)	47.82
Shares forfeited	(43)	47.82

Balance as of December 31, 2024	548	$47.82

	Number of Shares (in thousands)	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2022	2,952	$47.82
Shares vested	(874)	47.82
Shares forfeited	(42)	47.82

Balance as of December 31, 2023	2,036	$47.82

For the year ended December 31, 2024, post-combination stock-based compensation cost included in the stock-based compensation expense was $31.0 million. As of December 31, 2024, unrecognized stock-based compensation cost related to outstanding unvested shares and warrants issued for business combinations that are expected to vest was $17.8 million, which is expected to be recognized over a weighted-average period of 1.6 years.

19. Earnings (loss) per share

The computation of net income (loss) per share is as follows (in thousands, except per share amounts):

Table 19.1. Earnings (loss) per Share

	Year ended December 31,
	2024	2023	2022
Net income (loss) from continuing operations	$156,991	$271,549	$(761,772)
Net loss from discontinued operations	(1,324)	(3,987)	(7,075)

Net income (loss)	$155,667	$267,562	$(768,847)

Adjustments:
Dividend preference on preferred shares	$(91,044)	$(90,363)	$—
Undistributed earnings allocated to preferred shares	(46,514)	(132,291)	—

Net income (loss) available to common stockholders – basic	$18,109	$44,908	$(768,847)

Changes in fair value of convertible debt and warrant liability	$(1,036)	$(15,264)	$—
Dividend preference on preferred shares	(90,363)	(90,363)	—
Undistributed earnings allocated to preferred shares	(42,154)	(109,037)	—

Net income (loss) available to common stockholders – diluted	$22,114	$52,898	$(768,847)

Weighted-average common shares – basic	54,413	47,265	46,663
Weighted-average effect of dilutive securities	18,629	20,284	—

Weighted-average common shares – diluted	73,042	67,549	46,663

Earnings (loss) per common share:
Basic earnings (loss) per share
Continuing operations	$0.33	$0.95	$(16.33)
Discontinued operations	(0.00)	(0.00)	(0.15)

Basic earnings (loss) per common share	$0.33	$0.95	$(16.48)

Diluted earnings (loss) per common share:
Continuing operations	$0.30	$0.78	$(16.33)
Discontinued operations	(0.00)	(0.00)	(0.15)

Diluted earnings (loss) per common share	$0.30	$0.78	$(16.48)

The outstanding securities that were excluded from the computation of diluted earnings (loss) per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows (in thousands):

Table 19.2. Potentially Dilutive Securities

	Year ended December 31,
	2024	2023	2022
Redeemable convertible preferred stock	139,762	139,237	139,237
Stock options and RSUs	—	—	32,394
Common stock in connection with business combinations	211	1,027	3,262
Convertible debt	—	—	1,479
Warrants	—	—	1,535

Total	139,973	140,264	177,907

20. Accumulated other comprehensive income (loss)

Following is a summary of the changes in each component of accumulated other comprehensive income (loss) (in thousands):

Table 20. Accumulated Other Comprehensive Income (loss)

	Year ended December 31,
	2024	2023	2022

Accumulated other comprehensive income (loss)
Beginning balance	$4,929	$3,356	$4,711
Pre-tax change – Foreign currency translation adjustment	(1,899)	1,460	625
Pre-tax change – Unrealized gain (loss) on convertible notes – credit risk adjustment	1,095	1,182	(3,155)
Amount reclassified from accumulated other comprehensive income (loss) related to available-for-sale debt securities	(226)	(1,069)	1,175
Tax effect	(255)	—	—

Total other comprehensive income (loss), net of tax	$3,644	$4,929	$3,356

21. Prepaid expenses and other current assets

Prepaid expenses and other current assets includes the following (in thousands):

Table 21. Details of Prepaid Expenses and Other Current Assets

	December 31, 2024	December 31, 2023
Reserve income receivable	$138,889	$101,190
Income tax receivable	8,507	25,647
Prepaid expenses	15,602	14,394
Digital financial assets	14,328	—
Deferred offering costs	4,235	782
Other	5,967	4,632

Total prepaid expenses and other current assets	$187,528	$146,645

22. Accounts payable and accrued expenses

Accounts payable and accrued expenses includes the following (in thousands):

Table 22. Details of Accounts Payable and Accrued Expenses

	December 31, 2024	December 31, 2023
Stablecoin redemptions in transit	$118,074	$10,700
Accrued distribution costs	83,318	57,278
Accrued expenses	70,314	50,015
Income taxes payable	678	27,162
Accrued interest	514	740
Other payables	14,109	6,691

Total accounts payable and accrued expenses	$287,007	$152,586

23. Commitments and contingencies

Legal matters

The Company is subject to various litigation, regulatory investigations, and other legal proceedings that arise in the ordinary course of its business. The Company is also subject to regulatory oversight by numerous regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements.

In February 2018, one of our indirect wholly-owned subsidiaries acquired Poloniex, LLC (“Poloniex”), which owned and operated the Poloniex digital asset trading platform. In April 2018, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) served Poloniex with an administrative subpoena and a second administrative subpoena in September 2019 requesting documents and information regarding accounts opened and/or closed on the Poloniex digital asset trading platform by persons potentially located in Iran, Cuba, Syria, North Korea, Crimea, and Sudan. In April 2023, Poloniex executed a settlement agreement with OFAC regarding its investigation and paid OFAC a settlement fee of $7.6 million in May 2023.

The Company is in a dispute with a financial advisor regarding advisory fees related to engagement letters between the parties. In 2022, the Company’s Board of Directors passed resolutions terminating the engagement letters. The financial advisor has subsequently asserted that the terminations of the engagement letters are ineffective and has demanded fees and interest for various transactions. The Company believes it has properly and effectively terminated the engagement letters with the financial advisor, and strenuously disputes the financial advisor’s demand for any fees in connection with the transactions, which have all been conducted without the financial advisor’s assistance. On May 28, 2024, the financial advisor filed a lawsuit regarding the dispute. The Company does not believe that the outcome of the dispute at this point can be reasonably quantified or estimated.

Commitments and other contingencies

Current tax rules related to stablecoins require significant judgments to be made in interpretation of the law, including but not limited to the withholding tax, income tax and information reporting. Additional guidance may be issued by U.S. and non-U.S. governing bodies that may significantly differ from the Company’s interpretation of the law, which could have unforeseen effects on our financial condition and results of operations, and as a result, the related impact on our financial condition and results of operations is not estimable but could be material.

24. Circle Reserve Fund

Circle Reserve Fund has an April 30 fiscal year-end and prepares its financial statements on a semi-annual basis. Financial information of the Circle Reserve Fund is summarized as follows (in thousands):

Selected Assets and Liabilities Information:	2024 (1)	2023 (2)
Total assets	$30,567,886	$23,595,866
Total liabilities	$129,015	$107,939

Selected Income Statement Information:	2024 (1)	2023 (2)
Total investment income	$1,460,787	$1,173,135
Net increase in net assets resulting from operations	$1,437,053	$1,151,901

(1)	Summarized financial information is as of October 31, 2024 and for the fiscal year then ended.
(2)	Summarized financial information is as of October 31, 2023 and for the period from November 3, 2022 through October 31, 2023. Circle Reserve Fund commenced operations on November 3, 2022.

25. Subsequent events

The Company has evaluated subsequent events through March 31, 2025, the date the financial statements were available to be issued, and has concluded there were no subsequent events requiring adjustments or disclosure other than disclosed below.

In January 2025, the Company acquired 100% of the ownership interest in Hashnote Holdings LLC, a Delaware limited liability company (together with its subsidiaries, “Hashnote”), which, through its affiliates, is the fund manager of Hashnote International Short Duration Yield Fund Ltd., a tokenized money market fund and the issuer of USYC. The fair value of consideration transferred was approximately $99.8 million, subject to customary adjustments, consisting of $9.9 million in cash and approximately 2.9 million fully-vested common shares of Circle. The agreement also provides for the issuance of up to approximately 1.8 million additional common shares of Circle to certain Hashnote employees, subject to the satisfaction of vesting conditions which will be accounted for as compensation costs over the requisite service period. The Company is in the process of measuring assets and liabilities acquired and expects that substantially all of Hashnote’s fair value will be associated with intangible assets including goodwill.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Circle Reserve Fund and the Board of Trustees of BlackRock FundsSM:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statement of assets and liabilities of Circle Reserve Fund of BlackRock FundsSM (the “Fund”), including the schedule of investments, as of April 30, 2024, the related statement of operations for the year then ended, the statements of changes in net assets and the financial highlights for the year then ended and for the period from November 3, 2022 (commencement of operations) through April 30, 2023, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Fund as of April 30, 2024, the results of its operations for the year then ended, and the changes in its net assets and the financial highlights for the year then ended and for the period from November 3, 2022 (commencement of operations) through April 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements and financial highlights based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2024, by correspondence with custodians or counterparties; when replies were not received, we performed other auditing procedures. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 24, 2024

We have served as the auditor of one or more BlackRock investment companies since 1992.

SCHEDULE OF INVESTMENTS	Circle Reserve Fund (Percentages shown are based on Net Assets)
April 30, 2024

Security	Par (000)		Value

U.S. Treasury Obligations — 34.6%
U.S. Treasury Bills(a)
5.35%, 05/02/24	USD	762,010	$761,899,066
5.34%, 05/09/24		1,002,974	1,001,798,400
5.36%, 05/14/24		58,000	57,889,608
5.35%, 05/16/24		2,335,109	2,329,978,742
5.36%, 05/21/24		90,000	89,736,500
5.36%, 05/28/24		90	89,644
5.36%, 05/30/24		600,000	597,445,585
5.38%, 06/04/24		2,365,006	2,353,249,402
5.37%, 06/06/24		1,233,341	1,226,822,795
5.39%, 06/11/24		390,289	387,944,284
5.38%, 06/18/24		583,000	578,898,201
5.39%, 06/25/24		1,000,000	991,940,968

Total U.S. Treasury Obligations — 34.6% (Cost: $10,377,693,195)			10,377,693,195

Total Repurchase Agreements — 62.5% (Cost: $18,732,000,000)			18,732,000,000

Total Investments — 97.1% (Cost: $29,109,693,195)(b)			29,109,693,195
Other Assets Less Liabilities — 2.9%			878,527,956

Net Assets — 100.0%			$29,988,221,151

(a)	Rates are the current rate or a range of current rates as of period end.
(b)	Cost for U.S. federal income tax purposes.

Repurchase Agreements

	Repurchase Agreements						Collateral

Counterparty	Coupon Rate	Purchase Date	Maturity Date	Par (000)	At Value	Proceeds Including Interest	Position	Original Par	Position Received, At value
Barclays Capital Inc.	5.31%	04/30/24	05/01/24	$2,900,000	$2,900,000,000	$2,900,427,750	U.S. Treasury Obligations, 1.25% to 4.75%, due 01/15/27 to 11/15/53	$2,993,059,300	$2,958,000,094

BNP Paribas SA	5.32	04/30/24	05/01/24	2,750,000	2,750,000,000	2,750,406,389	U.S. Treasury Obligations, 0.00% to 4.75%, due 05/15/24 to 02/15/54	3,177,084,062	2,805,000,002

Citigroup Global Markets, Inc.	5.31	04/30/24	05/01/24	2,950,000	2,950,000,000	2,950,435,125	U.S. Treasury Obligations, 0.00% to 0.25%, due 07/05/24 to 07/31/25	3,060,146,900	3,009,000,021

Credit Agricole Corporate & Investment Bank SA	5.31	04/30/24	05/01/24	2,300,000	2,300,000,000	2,300,339,250	U.S. Treasury Obligations, 1.25% to 4.75%, due 05/15/39 to 11/15/53	2,998,682,700	2,346,000,002

Goldman Sachs & Co. LLC	5.32	04/30/24	05/01/24	2,900,000	2,900,000,000	2,900,428,556	U.S. Treasury Obligations, 0.00% to 4.88%, due 11/30/25 to 08/15/50	3,377,747,480	2,958,000,042

Morgan Stanley & Co. LLC	5.31	04/30/24	05/01/24	100,000	100,000,000	100,014,750	U.S. Treasury Obligations, 0.00% to 3.00%, due 08/15/27 to 08/15/45	145,238,158	102,000,000

Royal Bank of Canada	5.31	04/30/24	05/01/24	2,500,000	2,500,000,000	2,500,368,750	U.S. Treasury Obligations, 0.00% to 7.50%, due 05/15/24 to 05/15/52	2,777,291,649	2,550,000,088

Wells Fargo Securities LLC	5.31	04/30/24	05/01/24	2,332,000	2,332,000,000	2,332,343,970	U.S. Treasury Obligations, 0.25% to 4.88%, due 05/31/24 to 05/15/32	2,503,727,300	2,378,640,045

					$18,732,000,000				$19,106,640,294

Fair Value Hierarchy as of Period End

Various inputs are used in determining the fair value of financial instruments. For a description of the input levels and information about the Fund’s policy regarding valuation of financial instruments, refer to the Notes to Financial Statements.

The following table summarizes the Fund’s financial instruments categorized in the fair value hierarchy. The breakdown of the Fund’s financial instruments into major categories is disclosed in the Schedule of Investments above.

	Level 1	Level 2	Level 3	Total

Assets
Investments
Short-Term Securities
Repurchase Agreements	$—	$18,732,000,000	$—	$18,732,000,000
U.S. Treasury Obligations	—	10,377,693,195	—	10,377,693,195

	$—	$29,109,693,195	$—	$29,109,693,195

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2024

Circle Reserve Fund

ASSETS
Investments, at value — unaffiliated(a)	$10,377,693,195
Cash	1,005,142,023
Repurchase agreements, at value(b)	18,732,000,000

Receivables:
Interest — unaffiliated	2,909,391
Prepaid expenses	37,854

Total assets	30,117,782,463

LIABILITIES

Payables:
Administration fees	761,390
Income dividend distributions	127,269,318
Investment advisory fees	1,198,020
Trustees’ and Officer’s fees	5,086
Other accrued expenses	254,558
Professional fees	72,940

Total liabilities	129,561,312

Commitments and contingent liabilities
NET ASSETS	$29,988,221,151

NET ASSETS CONSIST OF:
Paid-in capital	$29,986,845,348
Accumulated earnings	1,375,803

NET ASSETS	$29,988,221,151

NET ASSET VALUE
Institutional
Net assets	$29,988,221,151

Shares outstanding	29,987,009,000

Net asset value	$1.00

Shares authorized	Unlimited

Par value	$0.001

(a) Investments, at cost — unaffiliated	$10,377,693,195
(b) Repurchase agreements, at cost	$18,732,000,000

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2024

Circle Reserve Fund

INVESTMENT INCOME
Interest — unaffiliated	$1,303,541,635

Total investment income	1,303,541,635

EXPENSES
Investment advisory	38,616,607
Administration	7,930,344
Administration — class specific	4,945,230
Registration	2,630,601
Accounting services	378,939
Professional	265,626
Custodian	173,132
Trustees and Officer	161,959
Offering	85,998
Printing and postage	23,056
Transfer agent — class specific	139
Miscellaneous	46,538

Total expenses	55,258,169

Less:
Administration fees waived by the Manager—class specific	(4,945,213)
Fees waived and/or reimbursed by the Manager	(28,059,392)

Total expenses after fees waived and/or reimbursed	22,253,564

Net investment income	1,281,288,071

REALIZED GAIN (LOSS)
Net realized gain from:
Investments — unaffiliated	1,177,160

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$1,282,465,231

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Circle Reserve Fund
	Year Ended 04/30/24	Period from 11/03/22(a) to 04/30/23

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income	$1,281,288,071	$521,827,491
Net realized gain	1,177,160	31,112

Net increase in net assets resulting from operations	1,282,465,231	521,858,603

DISTRIBUTIONS TO SHAREHOLDERS(b)
Decrease in net assets resulting from distributions to shareholders	(1,281,287,248)	(521,824,435)

CAPITAL TRANSACTIONS
Net proceeds from sale of shares	10,300,000,000	35,837,009,000
Costs of shares redeemed	(5,700,000,000)	(10,450,000,000)

Net increase in net assets derived from capital transactions	4,600,000,000	25,387,009,000

NET ASSETS
Total increase in net assets	4,601,177,983	25,387,043,168
Beginning of period	25,387,043,168	—

End of period	$29,988,221,151	$25,387,043,168

(a)	Commencement of operations.
(b)	Distributions for annual periods determined in accordance with U.S. federal income tax regulations.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Circle Reserve Fund
	Institutional

	Year Ended 04/30/24	Period from 11/03/22 to 04/30/23	(a)
Net asset value, beginning of period	$1.00	$1.00

Net investment income(b)	0.0518	0.0210
Net realized gain (loss)	0.0001	(0.0004	)(c)

Net increase from investment operations	0.0519	0.0206

Distributions from net investment income(d)	(0.0519)	(0.0206)

Net asset value, end of period	$1.00	$1.00

Total Return(e)
Based on net asset value	5.31%	2.07%	(f)

Ratios to Average Net Assets
Total expenses	0.22%	0.21%	(g)

Total expenses after fees waived and/or reimbursed	0.09%	0.09%	(g)

Net investment income	5.18%	4.29%	(g)

Supplemental Data
Net assets, end of period (000)	$29,988,221	$25,387,043

(a)	Commencement of operations.
(b)	Based on average shares outstanding.
(c)	The amount reported for a share outstanding may not accord with the change in aggregate gains and losses in securities for the fiscal period due to the timing of capital share transactions in relation to the fluctuating market values of the Fund’s underlying securities.
(d)	Distributions for annual periods determined in accordance with U.S. federal income tax regulations.
(e)	Where applicable, assumes the reinvestment of distributions.
(f)	Not annualized.
(g)	Annualized.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Organization

BlackRock FundsSM (the “Trust”) is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. The Trust is organized as a Massachusetts business trust. Circle Reserve Fund (the “Fund”) is a series of the Trust. The Fund is classified as diversified.

The Fund operates as a “government money market fund” under Rule 2a-7 under the 1940 Act. The Fund is not subject to discretionary liquidity fees.

The Fund, together with certain other registered investment companies advised by BlackRock Advisors, LLC (the “Manager”) or its affiliates, is included in a complex of funds referred to as the BlackRock Multi-Asset Complex.

Shares of the Fund are only available for purchase by Circle Internet Financial, LLC (“Circle”).

2. Significant accounting policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates. The Fund is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies. Below is a summary of significant accounting policies:

Investment Transactions and Income Recognition: For financial reporting purposes, investment transactions are recorded on the dates the transactions are executed. Realized gains and losses on investment transactions are determined using the specific identification method. Interest income, including amortization and accretion of premiums and discounts on debt securities is recognized daily on an accrual basis.

Distributions: Distributions from net investment income are declared daily and paid monthly. Distributions of capital gains are distributed at least annually and are recorded on the ex-dividend dates. The character and timing of distributions are determined in accordance with U.S. federal income tax regulations, which may differ from U.S. GAAP.

Offering Costs: Offering costs are amortized over a 12-month period beginning with the commencement of operations of a class of shares.

Indemnifications: In the normal course of business, the Fund enters into contracts that contain a variety of representations that provide general indemnification. The Fund’s maximum exposure under these arrangements is unknown because it involves future potential claims against the Fund, which cannot be predicted with any certainty.

Other: Expenses directly related to the Fund are charged to the Fund. Other operating expenses shared by several funds, including other funds managed by the Manager, are prorated among those funds on the basis of relative net assets or other appropriate methods.

The Fund has an arrangement with its custodian whereby credits are earned on uninvested cash balances. For financial reporting purposes, custodian credits, if any, are included in interest income in the Statement of Operations.

3. Investment valuation and fair value measurements

Investment Valuation Policies: U.S. GAAP defines fair value as the price the Fund would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Fund’s investments are valued under the amortized cost method which approximates current market value in accordance with Rule 2a-7 under the 1940 Act. Under this method, investments are valued at cost when purchased and, thereafter, a constant proportionate accretion of discounts and amortization of premiums are recorded until the maturity of the security. The Fund seeks to maintain its net asset value (“NAV”) per share at $1.00, although there is no assurance that it will be able to do so on a continuing basis.

Fair Value Hierarchy: Various inputs are used in determining the fair value of financial instruments. These inputs to valuation techniques are categorized into a fair value hierarchy consisting of three broad levels for financial reporting purposes as follows:

•	Level 1—Unadjusted price quotations in active markets/exchanges for identical assets or liabilities that the Fund has the ability to access;

•

Level 2—Other observable inputs (including, but not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market–corroborated inputs); and

•

Level 3—Unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available (including the Valuation Committee’s assumptions used in determining the fair value of financial instruments).

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the fair value hierarchy classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The categorization of a value determined for financial instruments is based on the pricing transparency of the financial instruments and is not necessarily an indication of the risks associated with investing in those securities.

4. Securities and other investments

Repurchase Agreements: Repurchase agreements are commitments to purchase a security from a counterparty who agrees to repurchase the same security at a mutually agreed upon date and price. On a daily basis, the counterparty is required to maintain collateral subject to the agreement and in value no less than the agreed upon repurchase amount. Repurchase agreements may be traded bilaterally, in a tri-party arrangement or may be centrally cleared through a sponsoring agent. Subject to the custodial undertaking associated with a tri-party repurchase arrangement and for centrally cleared repurchase agreements, a third-party custodian maintains accounts to hold collateral for a fund and its counterparties. Typically, a fund and counterparty are not permitted to sell, re-pledge or use the collateral absent a default by the counterparty or the fund, respectively. In the event the counterparty defaults and the fair value of the collateral declines, a fund could experience losses, delays and costs in liquidating the collateral.

Repurchase agreements are entered into by a fund under Master Repurchase Agreements (each, an “MRA”). The MRA permits the fund, under certain circumstances including an event of default (such as bankruptcy or insolvency), to offset payables and/or receivables with collateral held by and/or posted to the counterparty. As a result, one single net payment is created. Bankruptcy or insolvency laws of a particular jurisdiction may impose restrictions on or prohibitions against such a right of offset in the event of the MRA counterparty’s bankruptcy or insolvency. Based on the terms of the MRA, the fund receives collateral with a market value in excess of the repurchase price at maturity. Upon a bankruptcy or insolvency of the MRA counterparty, the fund would recognize a liability with respect to such excess collateral. The liability reflects the fund’s obligation under bankruptcy law to return the excess to the counterparty.

5. Investment advisory agreement and other transactions with affiliates

Investment Advisory: The Trust, on behalf of the Fund, entered into an Investment Advisory Agreement with the Manager, the Fund’s investment adviser and an indirect, wholly-owned subsidiary of BlackRock, Inc. (“BlackRock”), to provide investment advisory services. The Manager is responsible for the management of the Fund’s portfolio and provides the personnel, facilities, equipment and certain other services necessary to the operations of the Fund.

For such services, the Fund pays the Manager a monthly fee at an annual rate equal to the following percentages of the average daily value of the Fund’s net assets:

Average Daily Net Assets	Investment Advisory Fees
First $10 billion	0.165%
Next $10 billion	0.155
Next $10 billion	0.140
Next $10 billion	0.135
Excess of $40 billion	0.130

Administration: The Trust, on behalf of the Fund, entered into an Administration Agreement with the Manager, an indirect, wholly-owned subsidiary of BlackRock, to provide administrative services. For these services, the Manager receives an administration fee computed daily and payable monthly, based on a percentage of the average daily net assets of the Fund. The administration fee, which is shown as administration in the Statement of Operations, is paid at the annual rates below.

Average Daily Net Assets	Administration Fees
First $500 million	0.0425%
$500 million—$1 billion	0.0400
$1 billion—$2 billion	0.0375
$2 billion—$4 billion	0.0350
$4 billion—$13 billion	0.0325
Greater than $13 billion	0.0300

In addition, the Manager charges Institutional Shares an administration fee, which is shown as administration—class specific in the Statement of Operations, at an annual rate of 0.02% of the average daily net assets of Institutional Shares.

Transfer Agent: Pursuant to written agreements, certain financial intermediaries, some of which may be affiliates, provide the Fund with sub-accounting, recordkeeping, sub-transfer agency and other administrative services with respect to servicing of underlying investor accounts. For these services, these entities receive an asset-based fee or an annual fee per shareholder account, which will vary depending on share class and/or net assets. For the year ended April 30, 2024, the Fund did not pay any amounts to affiliates in return for these services.

Expense Limitations, Waivers and Reimbursements: The Manager contractually agreed to waive and/or reimburse fees or expenses in order to limit expenses, excluding interest expense, dividend expense, acquired fund fees and expenses, and certain other fund expenses, which constitute extraordinary expenses not incurred in the ordinary course of the Fund’s business (“expense limitation”). The expense limitation as a percentage of average daily net assets of Institutional Shares is 0.17%.

The Manager has agreed not to reduce or discontinue the contractual expense limitation through June 30, 2025, unless approved by the Board, including a majority of trustees who are not “interested persons” of the Trust, as defined in the 1940 Act (“Independent Trustees”), or by a vote of a majority of the outstanding voting securities of the Fund. For the year ended April 30, 2024, the Manager waived and/or reimbursed investment advisory fees of $28,059,392 which is included in fees waived and/or reimbursed by the Manager in the Statement of Operations.

In addition, these amounts waived and/or reimbursed by the Manager are included in administration fees waived by the Manager—class specific in the Statement of Operations. For the year ended April 30, 2024, expense waivers and/or reimbursements are as follows:

Institutional
Administration fees waived by the Manager—class specific	$4,945,213

BlackRock and BlackRock Investments, LLC (the “Distributor”) have voluntarily agreed to waive a portion of their respective fees and/or reimburse operating expenses. BlackRock and the Distributor may discontinue this voluntary waiver and/or reimbursement at any time without notice.

Trustees and Officers: Certain trustees and/or officers of the Trust are directors and/or officers of BlackRock or its affiliates. The Fund reimburses the Manager for a portion of the compensation paid to the Trust’s Chief Compliance Officer, which is included in Trustees and Officer in the Statement of Operations.

6. Income tax information

It is the Fund’s policy to comply with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies, and to distribute substantially all of its taxable income to its shareholders. Therefore, no U.S. federal income tax provision is required.

The Fund files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. The statute of limitations on the Fund’s U.S. federal tax returns generally remains open for a period of three years after they are filed. The statutes of limitations on the Fund’s state and local tax returns may remain open for an additional year depending upon the jurisdiction.

Management has analyzed tax laws and regulations and their application to the Fund as of April 30, 2024, inclusive of the open tax return years, and does not believe that there are any uncertain tax positions that require recognition of a tax liability in the Fund’s financial statements.

U.S. GAAP requires that certain components of net assets be adjusted to reflect permanent differences between financial and tax reporting. These reclassifications have no effect on net assets or NAV per share. As of period end, permanent differences attributable to nondeductible expenses were reclassified to the following accounts:

Amounts
Paid-in capital	$(85,998)
Accumulated earnings (loss)	85,998

The tax character of distributions paid was as follows:

	Year Ended 04/30/24	Period Ended 04/30/23
Ordinary income	$1,281,287,248	$521,824,435

As of April 30, 2024, the tax components of accumulated earnings were as follows:

Fund Name	Undistributed Ordinary Income	Net Unrealized Gains (Losses)(a)	Total
Circle Reserve Fund	$1,375,804	$(1)	$1,375,803

(a)	The difference between book-basis and tax-basis net unrealized gains (losses) was attributable primarily to the tax deferral of losses on wash sales

For the Fund, the cost for U.S. federal income tax purposes is the same as book cost.

7. Principal risks

In the normal course of business, the Fund invests in securities or other instruments and may enter into certain transactions, and such activities subject the Fund to various risks, including among others, fluctuations in the market (market risk) or failure of an issuer to meet all of its obligations. The value of securities or other instruments may also be affected by various factors, including, without limitation: (i) the general economy; (ii) the overall market as well as local, regional or global political and/or social instability; (iii) regulation, taxation or international tax treaties between various countries; or (iv) currency, interest rate and price fluctuations. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments. The Fund’s prospectus provides details of the risks to which the Fund is subject.

On July 12, 2023, the SEC approved changes to money market fund regulations. These changes, among other things: (i) eliminate provisions that permit a money market fund to suspend redemptions except in liquidations, (ii) require institutional prime and institutional tax-exempt money market funds to impose mandatory liquidity fees under certain conditions, (iii) permit a discretionary liquidity fee for a non-government money market fund and (iv) increase minimum daily and weekly liquidity for all money market funds. These changes will be implemented over the next 12 months depending on the change and may affect the Fund’s operations and return potential.

Counterparty Credit Risk: The Fund may be exposed to counterparty credit risk, or the risk that an entity may fail to or be unable to perform on its commitments related to unsettled or open transactions, including making timely interest and/or principal payments or otherwise honoring its obligations. The Fund manages counterparty credit risk by entering into transactions only with counterparties that the Manager believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund’s exposure to market, issuer and counterparty credit risks with respect to these financial assets is approximately their value recorded in the Statement of Assets and Liabilities, less any collateral held by the Fund.

Geographic/Asset Class Risk: A diversified portfolio, where this is appropriate and consistent with a fund’s objectives, minimizes the risk that a price change of a particular investment will have a material impact on the NAV of a fund. The investment concentrations within the Fund’s portfolio are disclosed in its Schedule of Investments.

The Fund invests a significant portion of its assets in securities of issuers located in the United States. A decrease in imports or exports, changes in trade regulations, inflation and/or an economic recession in the United States may have a material adverse effect on the U.S. economy and the securities listed on U.S. exchanges. Proposed and adopted policy and legislative changes in the United States may also have a significant effect on U.S. markets generally, as well as on the value of certain securities. Governmental agencies project that the United States will continue to maintain elevated public debt levels for the foreseeable future which may constrain future economic growth. Circumstances could arise that could prevent the timely payment of interest or principal on U.S. government debt, such as reaching the legislative “debt ceiling.” Such non-payment would result in substantial negative consequences for the U.S. economy and the global financial system. If U.S. relations with certain countries deteriorate, it could adversely affect issuers that rely on the United States for trade. The United States has also experienced increased internal unrest and discord. If these trends were to continue, they may have an adverse impact on the U.S. economy and the issuers in which the Fund invests.

Shareholder Purchase/Redemption Risk: Shares of the Fund are held by Circle as a portion of the reserves associated with Circle’s issuance of stablecoins to customers. The assets of the Fund are expected to fluctuate depending on the creation (mining) of additional stablecoins or the redemption (burning) of such coins. Stablecoins may face periods of uncertainty resulting in the potential for rapid requests by Circle for redemption of the Fund’s shares. Redemptions of a large number of Fund shares may adversely affect the Fund’s liquidity and net assets. These large redemptions may force the Fund to sell portfolio securities to meet redemption requests when it might not otherwise do so, which may negatively impact the Fund. In addition, large redemptions can result in the Fund’s current expenses being allocated over a smaller asset base, which generally could result in an increase in the Fund’s expense ratio.

8. Capital share transactions

The number of shares sold, reinvested and redeemed corresponds to the net proceeds from the sale of shares, reinvestment of all distributions and cost of shares redeemed, respectively, since shares are sold, reinvested and redeemed at $1.00 per share.

Transactions in capital shares were as follows:

	Year Ended 04/30/24	Period from 11/03/22(a) to 04/30/23
Fund Name/Share Class	Shares	Shares
Circle Reserve Fund
Institutional
Shares sold	10,300,000,000	35,837,009,000
Shares redeemed	(5,700,000,000)	(10,450,000,000)

	4,600,000,000	25,387,009,000

(a)	Commencement of operations.

9. Subsequent events

Management has evaluated the impact of all subsequent events on the Fund through the date the financial statements were issued and has determined that there were no subsequent events requiring adjustment or additional disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Circle Reserve Fund and the Board of Trustees of BlackRock FundsSM:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statement of assets and liabilities of Circle Reserve Fund of BlackRock FundsSM (the “Fund”), including the schedule of investments, as of April 30, 2023, the related statements of operations, changes in net assets, and the financial highlights for the period from November 3, 2022 (commencement of operations) through April 30, 2023, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Fund as of April 30, 2023, and the results of its operations, the changes in its net assets, and the financial highlights for the period from November 3, 2022 (commencement of operations) through April 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements and financial highlights based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2023, by correspondence with custodians or counterparties; when replies were not received, we performed other auditing procedures. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 24, 2024

We have served as the auditor of one or more BlackRock investment companies since 1992.

SCHEDULE OF INVESTMENTS	Circle Reserve Fund (Percentages shown are based on Net Assets)
April 30, 2023

Security	Par (000)	Value

U.S. Treasury Obligations — 118.7%
U.S. Treasury Bills(a)
4.54%, 05/02/23	USD 6,164,600	$6,163,826,492
3.54%, 05/04/23	1,425,000	1,424,579,583
4.33%, 05/09/23	1,582,000	1,580,484,422
4.44%, 05/11/23	950,000	948,834,722
4.44%, 05/16/23	3,350,000	3,343,846,459
4.24%, 05/18/23	1,150,000	1,147,703,819
3.38%, 05/23/23	3,220,000	3,213,367,611
4.36%, 05/25/23	2,608,000	2,600,473,208
4.09%, 05/30/23	8,804,655	8,776,436,967
U.S. Treasury Notes
4.29%, 05/15/23	300,000	299,706,415
4.47%, 05/15/23	300,000	299,502,686
4.35%, 05/31/23	100,000	99,777,344
4.58%, 05/31/23	243,000	242,120,836

Total Investments — 118.7% (Cost: $30,140,660,564)(b)		30,140,660,564
Liabilities in Excess of Other Assets — (18.7)%		(4,753,617,396)

Net Assets — 100.0%		$25,387,043,168

(a)	Rates are the current rate or a range of current rates as of period end.
(b)	Cost for U.S. federal income tax purposes.

Fair Value Hierarchy as of Period End

Various inputs are used in determining the fair value of financial instruments. For a description of the input levels and information about the Fund’s policy regarding valuation of financial instruments, refer to the Notes to Financial Statements.

The following table summarizes the Fund’s financial instruments categorized in the fair value hierarchy. The breakdown of the Fund’s financial instruments into major categories is disclosed in the Schedule of Investments above.

	Level 1	Level 2	Level 3	Total

Assets
Investments
Short-Term Securities
U.S. Treasury Obligations	$—	$30,140,660,564	$—	$30,140,660,564

	$—	$30,140,660,564	$—	$30,140,660,564

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2023

Circle Reserve Fund

ASSETS
Investments, at value — unaffiliated(a)	$30,140,660,564
Cash	2,075,760,629

Receivables:
Interest — unaffiliated	4,153,015
From the Manager	36,249
Deferred offering costs	85,298
Prepaid expenses	7,348

Total assets	32,220,703,103

LIABILITIES

Payables:
Investments purchased	6,730,586,035
Administration fees	1,501,819
Income dividend distributions	98,589,853
Investment advisory fees	2,564,537
Trustees’ and Officer’s fees	20,000
Other accrued expenses	213,207
Professional fees	22,499
Registration fees	161,985

Total liabilities	6,833,659,935

NET ASSETS	$25,387,043,168

NET ASSETS CONSIST OF:
Paid-in capital	$25,386,931,346
Accumulated earnings	111,822

NET ASSETS	$25,387,043,168

NET ASSET VALUE
Institutional
Net assets	$25,387,043,168

Shares outstanding	25,387,009,000

Net asset value	$1.00

Shares authorized	Unlimited

Par value	$0.001

(a) Investments, at cost — unaffiliated	$30,140,660,564

See notes to financial statements.

STATEMENT OF OPERATIONS

Period Ended April 30, 2023

Circle Reserve Fund(a)

INVESTMENT INCOME
Interest — unaffiliated	$532,783,769

Total investment income	532,783,769

EXPENSES
Investment advisory	18,776,754
Administration	3,889,392
Administration — class specific	2,434,728
Accounting services	186,496
Registration	162,685
Trustees and Officer	123,624
Organization and offering	87,654
Professional	37,512
Custodian	14,712
Printing and postage	12,260
Transfer agent	179
Miscellaneous	2,452

Total expenses	25,728,448

Less:
Administration fees waived by the Manager — class specific	(2,434,728)
Fees waived and/or reimbursed by the Manager	(12,337,438)
Transfer agent fees waived and/or reimbursed by the Manager	(4)

Total expenses after fees waived and/or reimbursed	10,956,278

Net investment income	521,827,491

REALIZED GAIN (LOSS)
Net realized gain from:
Investments — unaffiliated	31,112

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$521,858,603

(a)	The Fund commenced operations on November 03, 2022.

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

Circle Reserve Fund
Period from 11/03/22(a) to 04/30/23

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income	$521,827,491
Net realized gain	31,112

Net increase in net assets resulting from operations	521,858,603

DISTRIBUTIONS TO SHAREHOLDERS(b)
Decrease in net assets resulting from distributions to shareholders	(521,824,435)

CAPITAL TRANSACTIONS
Net proceeds from sale of shares	35,837,009,000
Costs of shares redeemed	(10,450,000,000)

Net increase in net assets derived from capital transactions	25,387,009,000

NET ASSETS
Total increase in net assets	25,387,043,168
Beginning of period	—

End of period	$25,387,043,168

(a)	Commencement of operations.
(b)	Distributions for annual periods determined in accordance with U.S. federal income tax regulations.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Circle Reserve Fund
	Institutional

	Period from 11/03/22(a) to 04/30/23
Net asset value, beginning of period	$1.00

Net investment income(b)	0.0210
Net realized loss	(0.0004	)(c)

Net increase from investment operations	0.0206

Distributions from net investment income(d)	(0.0206)

Net asset value, end of period	$1.00

Total Return(e)
Based on net asset value	2.07%	(f)

Ratios to Average Net Assets
Total expenses	0.21%	(g)

Total expenses after fees waived and/or reimbursed	0.09%	(g)

Net investment income	4.29%	(g)

Supplemental Data
Net assets, end of period (000)	$25,387,043

(a)	Commencement of operations.
(b)	Based on average shares outstanding.
(c)	The amount reported for a share outstanding may not accord with the change in aggregate gains and losses in securities for the fiscal period due to the timing of capital share transactions in relation to the fluctuating market values of the Fund’s underlying securities.
(d)	Distributions for annual periods determined in accordance with U.S. federal income tax regulations.
(e)	Where applicable, assumes the reinvestment of distributions.
(f)	Not annualized.
(g)	Annualized.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Organization

BlackRock FundsSM (the “Trust”) is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. The Trust is organized as a Massachusetts business trust. Circle Reserve Fund (the “Fund”) is a series of the Trust. The Fund is classified as diversified.

The Fund operates as a “government money market fund” under Rule 2a-7 under the 1940 Act. The Fund is not subject to liquidity fees or temporary suspensions of redemptions due to declines in the Fund’s weekly liquid assets.

The Fund, together with certain other registered investment companies advised by BlackRock Advisors, LLC (the “Manager”) or its affiliates, is included in a complex of funds referred to as the BlackRock Multi-Asset Complex.

Shares of the Fund are only available for purchase by Circle Internet Financial, LLC (“Circle”).

2. Significant accounting policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates. The Fund is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies. Below is a summary of significant accounting policies:

Investment Transactions and Income Recognition: For financial reporting purposes, investment transactions are recorded on the dates the transactions are executed. Realized gains and losses on investment transactions are determined using the specific identification method. Interest income, including amortization and accretion of premiums and discounts on debt securities is recognized daily on an accrual basis.

Distributions: Distributions from net investment income are declared daily and paid monthly. Distributions of capital gains are distributed at least annually and are recorded on the ex-dividend dates. The character and timing of distributions are determined in accordance with U.S. federal income tax regulations, which may differ from U.S. GAAP.

Organization and Offering Costs: Upon commencement of operations, organization costs associated with the establishment of the Fund were expensed by the Fund and reimbursed by the Manager. The Manager reimbursed the Fund $10,000, which is included in fees waived and/or reimbursed by the Manager in the Statement of Operations. Offering costs are amortized over a 12-month period beginning with the commencement of operations of a class of shares.

Indemnifications: In the normal course of business, the Fund enters into contracts that contain a variety of representations that provide general indemnification. The Fund’s maximum exposure under these arrangements is unknown because it involves future potential claims against the Fund, which cannot be predicted with any certainty.

Other: Expenses directly related to the Fund are charged to that Fund. Other operating expenses shared by several funds, including other funds managed by the Manager, are prorated among those funds on the basis of relative net assets or other appropriate methods.

The Fund has an arrangement with its custodian whereby credits are earned on uninvested cash balances, which could be used to reduce custody fees and/or overdraft charges. The Fund may incur charges on overdrafts, subject to certain conditions.

3. Investment valuation and fair value measurements

Investment Valuation Policies: U.S. GAAP defines fair value as the price the Fund would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Fund’s investments are valued under the amortized cost method which approximates current market value in accordance with Rule 2a-7 under the 1940 Act. Under this method, investments are valued at cost when purchased and, thereafter, a constant proportionate accretion of discounts and amortization of premiums are recorded until the maturity of the security. The Fund seeks to maintain its net asset value (“NAV”) per share at $1.00, although there is no assurance that it will be able to do so on a continuing basis.

Fair Value Inputs and Methodologies: The following methods and inputs are used to establish the fair value of the Fund’s assets and liabilities:

•

Fixed-income investments for which market quotations are readily available are generally valued using the last available bid price or current market quotations provided by independent dealers or third-party pricing services. Pricing services generally value fixed-income securities assuming orderly transactions of an institutional round lot size, but a fund may hold or transact in such securities in smaller, odd lot sizes. Odd lots may trade at lower prices than institutional round lots. The pricing services may use matrix pricing or valuation models that utilize certain inputs and assumptions to derive values, including transaction data (e.g., recent representative bids and offers), market data, credit quality information, perceived market movements, news, and other relevant information. Certain fixed-income securities, including asset-backed and mortgage related securities may be valued based on valuation models that consider the estimated cash flows of each tranche of the entity, establish a benchmark yield and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche. The amortized cost method of valuation may be used with respect to debt obligations with sixty days or less remaining to maturity unless the Manager determines such method does not represent fair value.

Fair Value Hierarchy: Various inputs are used in determining the fair value of financial instruments. These inputs to valuation techniques are categorized into a fair value hierarchy consisting of three broad levels for financial reporting purposes as follows:

•	Level 1—Unadjusted price quotations in active markets/exchanges for identical assets or liabilities that the Fund has the ability to access;

•

Level 2—Other observable inputs (including, but not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market–corroborated inputs); and

•

Level 3—Unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available (including the Valuation Committee’s assumptions used in determining the fair value of financial instruments).

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the fair value hierarchy classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The categorization of a value determined for financial instruments is based on the pricing transparency of the financial instruments and is not necessarily an indication of the risks associated with investing in those securities.

4. Investment advisory agreement and other transactions with affiliates

Investment Advisory: The Trust, on behalf of the Fund, entered into an Investment Advisory Agreement with the Manager, the Fund’s investment adviser and an indirect, wholly-owned subsidiary of BlackRock, Inc. (“BlackRock”), to provide investment advisory services. The Manager is responsible for the management of the Fund’s portfolio and provides the personnel, facilities, equipment and certain other services necessary to the operations of the Fund.

For such services, the Fund pays the Manager a monthly fee at an annual rate equal to the following percentages of the average daily value of the Fund’s net assets:

Average Daily Net Assets	Investment Advisory Fees
First $10 billion	0.165%
Next $10 billion	0.155
Next $10 billion	0.140
Next $10 billion	0.135
Excess of $40 billion	0.130

Administration: The Trust, on behalf of the Fund, entered into an Administration Agreement with the Manager, an indirect, wholly-owned subsidiary of BlackRock, to provide administrative services. For these services, the Manager receives an administration fee computed daily and payable monthly, based on a percentage of the average daily net assets of the Fund. The administration fee, which is shown as administration in the Statement of Operations, is paid at the annual rates below.

Average Daily Net Assets	Administration Fees
First $500 million	0.0425%
$500 million — $1 billion	0.0400
$1 billion — $2 billion	0.0375
$2 billion — $4 billion	0.0350
$4 billion — $13 billion	0.0325
Greater than $13 billion	0.0300

In addition, the Manager charges Institutional Shares an administration fee, which is shown as administration—class specific in the Statement of Operations, at an annual rate of 0.02% of the average daily net assets of Institutional Shares.

Transfer Agent: Pursuant to written agreements, certain financial intermediaries, some of which may be affiliates, provide the Fund with sub-accounting, recordkeeping, sub-transfer agency and other administrative services with respect to servicing of underlying investor accounts. For these services, these entities receive an asset-based fee or an annual fee per shareholder account, which will vary depending on share class and/or net assets. For the period ended April 30, 2023, the Fund did not pay any amounts to affiliates in return for these services.

Expense Limitations, Waivers and Reimbursements: The Manager contractually agreed to waive and/or reimburse fees or expenses in order to limit expenses, excluding interest expense, dividend expense, acquired fund fees and expenses, and certain other fund expenses, which constitute extraordinary expenses not incurred in the ordinary course of the Fund’s business (“expense limitation”). The expense limitation as a percentage of average daily net assets of Institutional Shares is 0.17%.

The Manager has agreed not to reduce or discontinue the contractual expense limitation through June 30, 2024, unless approved by the Board, including a majority of trustees who are not “interested persons” of the Trust, as defined in the 1940 Act (“Independent Trustees”), or by a vote of a majority of the outstanding voting securities of the Fund. For the period ended April 30, 2023, the Manager waived and/or reimbursed investment advisory fees of $12,327,438 which is included in fees waived and/or reimbursed by the Manager in the Statement of Operations.

In addition, these amounts waived and/or reimbursed by the Manager are included in administration fees waived by the Manager—class specific and transfer agent fees waived and/or reimbursed by the Manager respectively, in the Statement of Operations. For the period ended April 30, 2023, expense waivers and/or reimbursements are as follows:

Institutional
Administration fees waived by the Manager — class specific	$2,434,728
Transfer agent fees waived and/or reimbursed by the Manager	4

BlackRock and the BlackRock Investments, LLC (the “Distributor”) have voluntarily agreed to waive a portion of their respective fees and/or reimburse operating expenses. BlackRock and the Distributor may discontinue this voluntary waiver and/or reimbursement at any time without notice.

Trustees and Officers: Certain trustees and/or officers of the Trust are directors and/or officers of BlackRock or its affiliates. The Fund reimburses the Manager for a portion of the compensation paid to the Trust’s Chief Compliance Officer, which is included in Trustees and Officer in the Statement of Operations.

5. Income tax information

It is the Fund’s policy to comply with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies, and to distribute substantially all of its taxable income to its shareholders. Therefore, no U.S. federal income tax provision is required.

The Fund files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. The statute of limitations on the Fund’s U.S. federal tax returns generally remains open for a period of three years after they are filed. The statutes of limitations on the Fund’s state and local tax returns may remain open for an additional year depending upon the jurisdiction.

Management has analyzed tax laws and regulations and their application to the Fund as of April 30, 2023, inclusive of the open tax return years, and does not believe that there are any uncertain tax positions that require recognition of a tax liability in the Fund’s financial statements.

U.S. GAAP requires that certain components of net assets be adjusted to reflect permanent differences between financial and tax reporting. These reclassifications have no effect on net assets or NAV per share. As of period end, permanent differences attributable to nondeductible expenses were reclassified to the following accounts:

Amounts
Paid-in capital	$(77,654)
Accumulated earnings (loss)	77,654

The tax character of distributions paid was as follows:

Period Ended 04/30/23
Ordinary income	$521,824,435

As of April 30, 2023, the tax components of accumulated net earnings were as follows:

Amounts
Undistributed ordinary income	$111,822

$111,822

The cost for U.S. federal income tax purposes is the same as book cost.

6. Principal risks

In the normal course of business, the Fund invests in securities or other instruments and may enter into certain transactions, and such activities subject the Fund to various risks, including among others, fluctuations in the market (market risk) or failure of an issuer to meet all of its obligations. The value of securities or other instruments may also be affected by various factors, including, without limitation: (i) the general economy; (ii) the overall market as well as local, regional or global political and/or social instability; (iii) regulation, taxation or international tax treaties between various countries; or (iv) currency, interest rate and price fluctuations. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments. The Fund’s prospectus provides details of the risks to which the Fund is subject.

Infectious Illness Risk: An outbreak of an infectious illness, such as the COVID-19 pandemic, may adversely impact the economies of many nations and the global economy, and may impact individual issuers and capital markets in ways that cannot be foreseen. An infectious illness outbreak may result in, among other things, closed international borders, prolonged quarantines, supply chain disruptions, market volatility or disruptions and other significant economic, social and political impacts.

Counterparty Credit Risk: The Fund may be exposed to counterparty credit risk, or the risk that an entity may fail to or be unable to perform on its commitments related to unsettled or open transactions, including making timely interest and/or principal payments or otherwise honoring its obligations. The Fund manages counterparty credit risk by entering into transactions only with counterparties that the Manager believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund’s exposure to market, issuer and counterparty credit risks with respect to these financial assets is approximately their value recorded in the Statement of Assets and Liabilities, less any collateral held by the Fund.

Concentration Risk: A diversified portfolio, where this is appropriate and consistent with a fund’s objectives, minimizes the risk that a price change of a particular investment will have a material impact on the NAV of a fund. The investment concentrations within the Fund’s portfolio are disclosed in its Schedule of Investments.

The Fund invests a significant portion of its assets in securities of issuers located in the United States. A decrease in imports or exports, changes in trade regulations, inflation and/or an economic recession in the United States may have a material adverse effect on the U.S. economy and the securities listed on U.S.

exchanges. Proposed and adopted policy and legislative changes in the United States may also have a significant effect on U.S. markets generally, as well as on the value of certain securities. Governmental agencies project that the United States will continue to maintain elevated public debt levels for the foreseeable future which may constrain future economic growth. Circumstances could arise that could prevent the timely payment of interest or principal on U.S. government debt, such as reaching the legislative “debt ceiling.” Such non-payment would result in substantial negative consequences for the U.S. economy and the global financial system. If U.S. relations with certain countries deteriorate, it could adversely affect issuers that rely on the United States for trade. The United States has also experienced increased internal unrest and discord. If these trends were to continue, they may have an adverse impact on the U.S. economy and the issuers in which the Fund invests.

Large-Scale Redemption Risk: Redemptions of a large number of Fund shares may adversely affect the Fund’s liquidity and net assets. These redemptions may force the Fund to sell portfolio securities to meet redemption requests when it might not otherwise do so, which may negatively impact the Fund. In addition, large redemptions can result in the Fund’s current expenses being allocated over a smaller asset base, which generally could result in an increase in the Fund’s expense ratio.

Shareholder Purchase/Redemption Risk: Shares of the Fund are held by Circle as a portion of the reserves associated with Circle’s issuance of stablecoins to customers. The assets of the Fund are expected to fluctuate depending on the creation (mining) of additional stablecoins or the redemption (burning) of such coins by Circle. Stablecoins may face periods of uncertainty resulting in the potential for rapid requests by Circle for redemption of the Fund’s shares.

7. Capital share transactions

The number of shares sold, reinvested and redeemed corresponds to the net proceeds from the sale of shares, reinvestment of all distributions and cost of shares redeemed, respectively, since shares are sold and redeemed at $1.00 per share.

Transactions in capital shares were as follows:

Period from 11/03/22(a) to 04/30/23

Fund Name/Share Class	Shares
Circle Reserve Fund
Institutional
Shares sold	35,837,009,000
Shares redeemed	(10,450,000,000)

25,387,009,000

(a)	Commencement of operations.

8. Subsequent events

Management has evaluated the impact of all subsequent events on the Fund through the date the financial statements were issued and has determined that there were no subsequent events requiring adjustment or additional disclosure in the financial statements.

34,000,000 shares

Class A common stock

Prospectus

J.P. Morgan	Citigroup	Goldman Sachs & Co. LLC

Barclays	Deutsche Bank Securities	SOCIETE GENERALE

BNY Capital Markets	Canaccord Genuity	Needham & Company	Oppenheimer & Co.	Santander

AmeriVet Securities	Drexel Hamilton	Mischler Financial Group, Inc.	Roberts & Ryan

June 4, 2025